File No.  070-09391
                                  Filed with the Commission on February 2, 1999
-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                                 AMENDMENT NO. 5
                                   TO FORM U-1
                                   Application
                                    Under the
                   Public Utility Holding Company Act of 1935

                          -----------------------------


                               ROANOKE GAS COMPANY
                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                 (540) 777-4427

                                       and

                               RGC RESOURCES, INC.
                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                 (540) 777-4427

             (Names of companies filing this statement and addresses
                         of principal executive offices)

                          -----------------------------


                             John B. Williamson, III
                      President and Chief Executive Officer
                               Roanoke Gas Company
                                       and
                               RGC Resources, Inc.
                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                 (540) 777-3810

                     (Name and address of Agent for Service)

                          -----------------------------


                                    Copy to:

                             Nicholas C. Conte, Esq.
                             Nicole C. Daniel, Esq.
                       Woods, Rogers & Hazlegrove, P.L.C.
                          First Union Tower, Suite 1400
                            10 South Jefferson Street
                             Roanoke, Virginia 24011
                                 (540) 983-7600

     This Amendment No. 5 to Form U-1 Application of Roanoke Gas Company and RGC Resources, Inc. is for the purpose of filing the following exhibits:

Exhibit C-3           Amended 1998 Annual Report to Shareholders of Roanoke
                      Gas Company (included as Exhibit 13 to Exhibit C-4 and
                      Exhibit H-1)

Exhibit C-4           Amendment No. 5 to Registration Statement on Form S-4

Exhibit D-1(d)        Order Granting Approval of the Application of
                      Roanoke Gas Company, Commonwealth Public Service
                      Corporation and Affiliated Interests for approval of transactions under Virginia Code, Title 56, Chapters 4 and
                      5 dated January 19, 1999

Exhibit D-1(e)        Order Granting Approval of the Application of
                      Bluefield Gas Company for approval of transactions under West Virginia Code Section 24-2-12 dated January 18, 1999

Exhibit H-5           Amendment No. 3 to Roanoke Gas Company's Annual Report on
                      Form 10-K for the year ended September 30, 1998

                                   SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                             ROANOKE GAS COMPANY



Date: February 2, 1999                       By:  s/John B. Williamson, III
                                                  ---------------------
                                                  John B. Williamson, III
                                                  President and Chief Executive
                                                  Officer




                                              RGC RESOURCES, INC.



Date: February 2, 1999                        By: s/John B. Williamson, III
                                                  ----------------------
                                                  John B. Williamson, III
                                                  President and Chief Executive
                                                  Officer

                                  EXHIBIT INDEX


EXHIBIT NO.               DESCRIPTION

  *A-1 Articles of Incorporation, Bylaws and a specimen stock certificate of Roanoke Gas Company

  *A-2 Articles of Incorporation, Bylaws and a specimen stock certificate of RGC Resources, Inc.

  *A-3 Articles of Incorporation, Bylaws and a specimen stock certificate of Bluefield Gas Company

  *A-4 Articles of Incorporation, Bylaws and a specimen stock certificate of Commonwealth Public Service Corporation

  *A-5 Articles of Incorporation, Bylaws and a specimen stock certificate of RGC Acquisition Corp.

  *B-1          Agreement and Plan of Merger and Reorganization

  *B-2          Diagram of present and proposed corporate structure

  *C-1 Draft Registration Statement on Form S-4 registering shares of RGC Resources, Inc. common stock to be issued in the merger and reorganization

  *C-2          Prospectus/Proxy Statement of Resources and Roanoke Gas Company

   C-3          Amended 1998 Annual Report to Shareholders of Roanoke Gas
                Company

   C-4          Amendment No. 5 to Registration Statement on Form S-4

  *D-1(a) Application of Roanoke Gas Company, Commonwealth Public Service Corporation and Affiliated Interests for approval of transactions under Virginia Code, Title 56, Chapters 4 and 5, with all schedules.

  *D-1(b) Application of Bluefield Gas Company for approval of transactions under West Virginia Code Section 24-2-12, with all schedules.

  *D-1(c) Order Extending Time for Review issued by the Virginia State Corporation Commission

   D-1(d) Order Granting Approval of the Application of Roanoke Gas Company, Commonwealth Public Service Corporation and Affiliated Interests for approval of transactions under Virginia Code, Title 56, Chapters 4 and 5 dated January 19, 1999

   D-1(e) Order Granting Approval of the Application of Bluefield Gas Company for approval of transactions under West Virginia Code
                Section 24-2-12 dated January 18, 1999

  *E-1 Map showing the interconnection and relationship of the properties of Roanoke Gas, Bluefield and Commonwealth (submitted in paper under cover of Form SE dated October 15, 1998 pursuant to Rule 311(f) of Regulation S-T)

  *F-1          Preliminary Opinion of Counsel

 **F-2          "Past Tense" Opinion of Counsel

  *G-1 Consolidated Balance Sheet of Roanoke Gas Company as of June 30, 1998 and proforma consolidated balance sheet of the Company as of June 30, 1998, assuming consummation of the merger and reorganization

  *G-2 Consolidated Statement of Income of Roanoke Gas Company for the twelve-months ended June 30, 1998

  *G-3          Financial Data Schedules

  *H-1 Roanoke Gas Company Annual Report on Form 10-K for the year ended September 30, 1997

  *H-2 Roanoke Gas Company Quarterly Report on Form 10-Q for the nine-months ended June 30, 1998

  *H-3          Roanoke Gas Company Form U-3A-2 dated February 23, 1998

  *H-4          Bluefield Gas Company Form U-3A-2 dated February 23, 1998

   H-5 Amendment No. 3 to Roanoke Gas Company's Annual Report on Form 10-K for the year ended September 30, 1998

  *I-1 Projections of natural gas demand and income availability for diversification

  *J-1          Estimated fees and expenses

  *K-1          Officers and directors of Roanoke Gas Company and subsidiaries

  *L-1          Proposed Notice of Proceeding required by Rule 22(f)

  *M-1          Supplemental Memorandum supporting claim of PUHCA Section
                3(a)(1) exemption

---------------------

*Previously filed
**To be filed by amendment

                                                                   Exhibit C-4
   As filed with the Securities and Exchange Commission on January 28, 1999
                                                   Registration No. 333-67311
------------------------------------------------------------------------------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           ------------------------



                          AMENDMENT NO. 5 TO FORM S-4
                            Registration Statement
                                     Under
                          The Securities Act of 1933



                           ------------------------


                              RGC RESOURCES, INC.
            (Exact name of Registrant as specified in its charter)

      Virginia                            6719                   54-1909697
(State or other Jurisdiction     (Primary Standard Industrial   (IRS Employer
of Incorporation or Organization) Classification Code Number)   Identification
                                                                     No.)


                           ------------------------


               519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                (540) 777-4427
        (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)


                           ------------------------


                            John B. Williamson, III
                     President and Chief Executive Officer
                              RGC Resources, Inc.
               519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                (540) 777-4427

          (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)


                           ------------------------


                                   Copy to:

                            Nicholas C. Conte, Esq.
                            Nicole C. Daniel, Esq.
                      Woods, Rogers & Hazlegrove, P.L.C.
                         First Union Tower, Suite 1400
                           10 South Jefferson Street
                            Roanoke, Virginia 24011
                                (540) 983-7630

------------------------------------------------------------------------------

                       [ROANOKE GAS COMPANY LETTERHEAD]



                                                              February 5, 1999

Dear Shareholder:

      On behalf of our Board of Directors, I cordially invite you to attend the 1999 Annual Meeting of Shareholders of Roanoke Gas Company. The meeting will be at 9:00 a.m. on Wednesday, March 31, 1999, at the principal office of Roanoke Gas.

      An important purpose of the meeting is to vote on our holding company proposal. As we previously announced, Roanoke Gas is proposing to reorganize its natural gas distribution operations and subsidiaries into a holding company structure to provide us with the organizational flexibility needed in a highly competitive environment.

      The new holding company will be named RGC Resources, Inc., and Roanoke Gas will be its most significant subsidiary. After completion of the reorganization, shares of Resources common stock will be traded on Nasdaq under the symbol "RGCO."

      The holding company proposal must be approved by the Securities and Exchange Commission, the Virginia State Corporation Commission and the West Virginia Public Service Commission. We also need your approval. The reorganization cannot be completed unless the holders of more than two-thirds of Roanoke Gas common stock vote in favor of the proposal. YOUR VOTE IS VERY IMPORTANT TO US. Your Board of Directors has unanimously approved the proposal and recommends that shareholders vote "FOR" the proposal.

      The holding company reorganization will be implemented through a merger in which Roanoke Gas shareholders will become holders of Resources common stock. Approximately 1,850,000 shares of Resources' common stock will replace Roanoke Gas stock. Specifically, you will receive in the merger one share of Resources common stock for each full share of Roanoke Gas common stock that you own. If you hold a fractional share of Roanoke Gas stock because of participation in the stock purchase or dividend reinvestment plans, the fractional share will be converted in your plan account to a fractional share of Resources stock. Your proportionate ownership interest will not change as a result of the restructuring.

      This proxy statement/prospectus provides you detailed information about the Annual Meeting and the proposed holding company structure and reorganization. I encourage you to read this entire document carefully. Consider carefully the "Risk Factors" section beginning on page 7.

      If you have any additional questions or need assistance in voting your shares, please call either Roanoke Gas, at (540) 777-3853, or William F. Doring and Company, Inc., which is assisting in our proxy solicitation, at (888) 330-5111.

      Thank you for your confidence in Roanoke Gas. We are very enthusiastic about the proposal and are confident we will continue to grow and prosper after the reorganization.

                                          Sincerely,


                                          John B. Williamson, III
                                          President and Chief Executive Officer




Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


          This proxy statement/prospectus is dated February 5, 1999, and is first being mailed to shareholders on February 5, 1999

                               ROANOKE GAS COMPANY
                            519 Kimball Avenue, N.E.
                             Roanoke, Virginia 24016

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MARCH 31, 1999


To the Holders of Common Stock of ROANOKE GAS COMPANY:

      NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Roanoke Gas Company will be held at the principal office of Roanoke Gas, 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, on Wednesday, March 31, 1999, at 9:00 a.m., Eastern Standard Time, for the purposes of:

      1. Approving an Agreement and Plan of Merger and Reorganization dated as of September 28, 1998 (a copy of which is attached as Appendix A to this proxy statement/prospectus), and the transactions contemplated thereby, to effect a reorganization of Roanoke Gas into a holding company structure;

      2. Electing three directors of Roanoke Gas, each to serve for a three-year term; and

      3.    Transacting any other business properly before the Annual Meeting.

      Only shareholders of record at the close of business on January 20, 1999, will be entitled to vote at the Annual Meeting.

      If the Agreement and Plan of Merger and Reorganization is approved by Roanoke Gas shareholders and the reorganization occurs, a holder of record of Roanoke Gas common stock on the record date who dissents and does not vote "FOR" the reorganization is entitled to receive payment in cash if that holder follows the procedures provided in Article 15 of the Virginia Stock Corporation Act, attached as Appendix C to this proxy statement/prospectus. Further information regarding voting rights and the business to be transacted at the Annual Meeting is set forth in the proxy statement/prospectus.

                                            By Order of the Board of Directors


                                            Roger L. Baumgardner
                                            Secretary
Roanoke, Virginia
February 5, 1999

      Your vote is important. Even if you plan to be present at the Annual Meeting, please sign, date and promptly return the enclosed proxy, no matter how small your holdings, to assure that your shares are represented. No postage is required on the enclosed proxy if mailed within the United States. If your shares are held by a broker, bank or nominee, it is important that you give them your voting instructions.

      You should NOT send stock certificates with your Proxy Card.

                               TABLE OF CONTENTS
                                                                          PAGE

QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION...............................1
SUMMARY......................................................................3
      The Companies .........................................................3
      The Annual Shareholders Meeting........................................3
      Record Date; Voting Power..............................................4
      Shareholder Vote Required to Approve the Reorganization................4
      The Present and Proposed Corporate Structures..........................4
      Our Recommendations to Shareholders....................................5
      Comparative Shareholders' Rights.......................................5
      Statutory Dissenters' Rights...........................................5
      Regulation of Resources and Roanoke Gas Resulting from the
        Reorganization.......................................................5
      Conditions to the Reorganization.......................................6
      Amendment or Termination of the Agreement of Merger and Reorganization.6
RISK FACTORS.................................................................7
      Initial Resources Common Stock Dividends Will Depend Primarily on
         Dividends Paid by Roanoke Gas.......................................7
      Resources May in the Future Issue Preferred Stock Which Could Have
         Preferential Dividend Rights........................................7
      Resources Board Empowered to Impede Takeover Attempts..................7
      Business Risk from Increased Involvement in Unregulated Activities.....7
      Business Activities May Be Limited as a Results of  Regulatory
         Changes.............................................................8
      Regulation as a Public Utility Holding Company.........................8
THE ANNUAL SHAREHOLDERS MEETING..............................................8
PROPOSAL 1 - APPROVAL OF THE AGREEMENT AND PLAN OF MERGER AND
      REORGANIZATION........................................................10
REASONS FOR THE HOLDING COMPANY STRUCTURE AND REORGANIZATION................10
THE REORGANIZATION..........................................................12
      The Agreement.........................................................12
      Vote Required.........................................................13
      Regulatory Approvals..................................................13
      Accounting Treatment..................................................13
      Conditions to Effectiveness of the Reorganization.....................14
      Exchange of Stock Certificates........................................14
      Transfer of Roanoke Gas Subsidiaries to Resources.....................15
      Dividend Reinvestment and Stock Purchase Plan.........................15
      Roanoke Gas Stock Plans...............................................15
      Amendment or Termination of the Agreement  ...........................16
      Listing of Resources Common Stock.....................................16
      Cautionary Statement Concerning Forward-Looking Statements............16
DIVIDEND POLICY.............................................................17
FEDERAL INCOME TAX CONSEQUENCES.............................................18
DESCRIPTION OF RESOURCES CAPITAL STOCK......................................19
INDEMNIFICATION AND LIMITATION OF LIABILITY.................................22
CERTAIN DIFFERENCES IN RIGHTS OF ROANOKE GAS AND RESOURCES SHAREHOLDERS.....23
BUSINESS OF ROANOKE GAS AND RESOURCES.......................................24
REGULATION OF RESOURCES AND ROANOKE GAS AND CERTAIN SUBSIDIARIES AFTER
      THE REORGANIZATION....................................................26
RIGHT OF DISSENTING SHAREHOLDERS TO RECEIVE PAYMENT FOR SHARES..............28
MANAGEMENT OF RESOURCES.....................................................30
LEGAL OPINION...............................................................30
                                      i

EXPERTS.....................................................................31
PROPOSAL 2 - ELECTION OF DIRECTORS OF ROANOKE GAS -.........................32
SECURITY OWNERSHIP OF MANAGEMENT............................................33
BOARD OF DIRECTORS AND COMMITTEES...........................................34
EXECUTIVE COMPENSATION......................................................35
REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS..............37
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.................40
PERFORMANCE GRAPH...........................................................40
TRANSACTIONS WITH MANAGEMENT................................................41
REMUNERATION OF DIRECTORS...................................................41
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.....................42
INDEPENDENT PUBLIC ACCOUNTANTS..............................................42
OTHER MATTERS...............................................................43
SHAREHOLDER PROPOSALS.......................................................43
WHERE YOU CAN FIND MORE INFORMATION.........................................43
APPENDIX A
      AGREEMENT AND PLAN OF MERGER AND REORGANIZATION......................A-1
APPENDIX B
      ARTICLES OF INCORPORATION OF RGC RESOURCES, INC......................B-1
APPENDIX C
      ARTICLE 15 OF THE VIRGINIA STOCK CORPORATION ACT.....................C-1

                 QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION

      1.    What is the holding company proposal?

      Roanoke Gas proposes to reorganize into a holding company structure. Its shareholders will become shareholders of a new holding company called RGC Resources, Inc. As a result of the reorganization:

            o Resources will be a holding company owned by the former shareholders of Roanoke Gas;

            o Resources will be the sole shareholder of Roanoke Gas, Bluefield Gas Company and Diversified Energy Company;

            o Commonwealth Public Service Corporation will be merged into Roanoke Gas.

      2.    Why is Roanoke Gas proposing this reorganization?

      Roanoke Gas believes the reorganization will give it the financial and regulatory flexibility to compete more effectively in the increasingly competitive energy industry. Roanoke Gas believes that the holding company structure will allow it to selectively pursue nonutility businesses, and to act more rapidly in an industry where unregulated competitors do not have the same constraints as regulated entities. We also believe that a holding company structure should provide greater opportunities for growth and enhanced values, greater flexibility in developing new businesses, and greater flexibility regarding the timing, method and amount of financing and acquisitions through the separation of utility and nonutility businesses.

      3.    What will I receive in the reorganization?

      You will receive one share of Resources common stock in exchange for each share of Roanoke Gas common stock you hold on the effective date of the reorganization. Your proportionate ownership interest will not change as a result of the reorganization.

      4.    When do you expect the reorganization to be completed?

      We are working to complete the reorganization in the Summer of 1999, provided that we have received all regulatory approvals and satisfied other closing conditions.

      5. Where will Resources common stock be traded? What will be the ticker symbol?

      Resources common stock will be traded on the Nasdaq National Market. It is anticipated that it will trade under the ticker symbol "RGCO."

      Roanoke Gas is presently traded on the Nasdaq National Market under the same symbol. After the reorganization, all of the Roanoke Gas common stock will be owned by Resources and will no longer be eligible for trading and quotation on the Nasdaq National Market.

      6.    Who will manage the holding company?

      The directors and officers of Roanoke Gas also will serve as the directors and officers of Resources. John B. Williamson, III is the President, Chief Executive Officer and a director of both Resources and Roanoke Gas.

      7. What are the federal income tax consequences to Roanoke Gas shareholders?

      We expect the exchange of Roanoke Gas common stock for Resources common stock to be tax-free to Roanoke Gas shareholders for federal income tax purposes. To review the tax consequences in greater detail, see pages 18-19. You should consult your tax advisors for a full understanding of the tax consequences of the reorganization to you.

      8.    Will my dividends be affected?

      No. Resources expects to continue the current Roanoke Gas practice of paying an appropriate percentage of earnings to shareholders. However, future dividends on Resources common stock will depend on earnings, financial condition and capital requirements of Resources and its subsidiaries and the dividends Roanoke Gas and other Resources' subsidiaries may pay to Resources.

      9. How will my participation in the Dividend Reinvestment and Stock Purchase Plan be affected?

      The Dividend Reinvestment and Stock Purchase Plan of Roanoke Gas will be amended to become Resources' Plan. All shares of Roanoke Gas common stock held under the Plan will be automatically exchanged for an equal number of shares of Resources common stock. Accounts in the Plan will be credited for fractional shares.

      10.   Should I send in my stock certificates now?

      No. When the reorganization is completed, you will receive written instructions for exchanging your stock certificates.

      11. If my shares are held in my broker's name, will my broker vote my shares for me?

      Yes. Your broker will request instructions from you as to how you want your shares to be voted. The broker will then vote the shares according to your instructions.

      12.   What do I need to do now?

      Just indicate on your proxy card how you want to vote, and sign, date and mail it in the enclosed postage-paid return envelope as soon as possible. The meeting will take place at 9:00 am on Wednesday, March 31, 1999 at the Roanoke Gas office at 519 Kimball Avenue, N.E., Roanoke, Virginia 24016.

      13.   Who can I call if I have any questions?

      You are welcome to call Roanoke Gas at (540) 777-3800, or William F. Doring and Company, Inc., which is assisting our proxy solicitation, toll free at (888) 330-5111.

                                     SUMMARY

      This summary highlights selected information about the holding company proposal and reorganization. It does not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other documents to which we have referred you. See "Where You Can Find More Information" on pages 43-44. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.

The Companies (see pages 25-26)

Roanoke Gas Company
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016
(540) 777-4427

      Roanoke Gas, a Virginia public service corporation organized in 1912, provides natural gas service to approximately 53,625 customers in Roanoke, Virginia and surrounding areas of Virginia. Roanoke Gas owns 100% of the outstanding common stock of Bluefield Gas Company, a West Virginia public service corporation. Bluefield provides natural gas to approximately 4,100 customers located in and around Bluefield, West Virginia. Bluefield owns all of the outstanding common stock of Commonwealth Public Service Corporation, a Virginia public service corporation, which serves approximately 925 customers in Bluefield, Virginia, and surrounding areas of Virginia. Roanoke Gas also owns 100% of the outstanding common stock of Diversified Energy Company, a Virginia nonutility corporation. Diversified sells propane and propane related products and maintains a natural gas marketing business.

RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016
(540) 777-4427

      Resources is a wholly owned subsidiary of Roanoke Gas and was incorporated in Virginia on July 31, 1998, for the purpose of accomplishing the proposed holding company reorganization. Resources does not own any assets or engage in any business.

The Annual Shareholders Meeting (See pages 9-10)

      The Roanoke Gas Annual Shareholders Meeting will be held at Roanoke Gas' principal office, 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, at 9:00 a.m. on Wednesday, March 31, 1999. At the Annual Meeting, Roanoke Gas shareholders will be asked to:

      (1) approve the Agreement and Plan of Merger and Reorganization and the transactions contemplated thereby;

      (2) elect three directors of Roanoke Gas; and

      (3) transact any other business properly before the meeting.

Record Date; Voting Power (See page 9)

      You are entitled to vote at the Annual Meeting if you were a shareholder of record of Roanoke Gas common stock at the close of business on January 20, 1999, the Record Date.

      On the Record Date, there were 1,805,006 shares of Roanoke Gas common stock entitled to vote at the Annual Meeting. Roanoke Gas shareholders will be entitled to one vote at the Annual Meeting for each share of Roanoke Gas common stock held on the Record Date.

Shareholder Vote Required to Approve the Reorganization (See pages 9-10, 13)

      More than two-thirds of the outstanding shares of Roanoke Gas common stock must be voted "FOR" Proposal 1 at the Annual Meeting in order to approve the holding company reorganization. For purposes of determining whether the holding company reorganization has been approved, an abstention or broker non-vote will not be counted in favor of adoption of the proposal and will have the effect of a vote against the proposal.

The Present and Proposed Corporate Structures


                                PRESENT STRUCTURE
                   -------------------------------------------
                                  Shareholders
                   -------------------------------------------
                                       |
                                       |
                   -------------------------------------------
                                   Roanoke Gas
                   -------------------------------------------
                                       |
                                       |
              ----------------------------------------------------
              |                        |                          |
              |                        |                          |
              |                        |                          |
    ----------------------   ----------------------     ----------------------
         Diversified               Resources                  Bluefield
    ----------------------   ----------------------     ----------------------
                                                                  |
                                                                  |
                                                        ----------------------
                                                             Commonwealth
                                                        ----------------------


                       PROPOSED HOLDING COMPANY STRUCTURE

                  --------------------------------------------
                                  Shareholders
                  --------------------------------------------
                                       |
                                       |
                  --------------------------------------------
                                    Resources
                  --------------------------------------------
                                       |
                                       |
            ---------------------------------------------------------
            |                          |                            |
            |                          |                            |
  ----------------------    ----------------------       ----------------------
       Roanoke Gas*               Bluefield                    Diversified
  ----------------------    ----------------------       ----------------------


*Commonwealth is merged into Roanoke Gas

Our Recommendations to Shareholders (See pages 10, 32)

      The Roanoke Gas Board of Directors has unanimously adopted the Agreement and Plan of Merger and Reorganization, believes the reorganization to be in the best interests of Roanoke Gas and its shareholders, and recommends that the holders of Roanoke Gas common stock vote "FOR" the holding company reorganization.

      In addition, the Board of Directors of Roanoke Gas recommends a vote "FOR" all director nominees for Class B directors.

Comparative Shareholders' Rights (See pages 23-24)

      When the reorganization is completed, holders of Roanoke Gas common stock will automatically become holders of Resources common stock, and their rights will be governed by Resources' Articles of Incorporation and Bylaws instead of those of Roanoke Gas.

      Resources' Articles of Incorporation give Resources broad corporate powers to engage in any lawful activity for which a corporation may be formed under Virginia law, and include indemnification, limitation of liability and nomination and proposal submission provisions that are not included in the Articles of Incorporation of Roanoke Gas. In addition, the Articles of Incorporation of Resources authorize a greater number of shares of common stock and provide that the directors of Resources may designate the rights and preferences of preferred stock and issue preferred stock without further approval by Resources shareholders. Other differences between the rights of holders of Resources common stock and those of holders of Roanoke Gas common stock are summarized in the section of this proxy statement/prospectus entitled "Certain Differences in Rights of Roanoke Gas and Resources Shareholders"; see also "Description of Resources Capital Stock -- Authorized Capital -- Preferred Stock."

Statutory Dissenters' Rights (See pages 28-30 and Appendix C to this Proxy Statement/Prospectus)

      If the proposed merger is consummated, shareholders of Roanoke Gas who comply with the requirements of Article 15 of the Virginia Stock Corporation Act will be entitled to dissenters' rights of appraisal with respect to their shares of Roanoke Gas common stock. See "Right of Dissenting Shareholders to Receive Payment for Shares" and Appendix C for a description of the procedures required to be followed to perfect such rights.

Regulation of Resources and Roanoke Gas Resulting from the Reorganization (See pages 13, 27-28)

      Roanoke Gas and Resources have filed a joint application with the SEC requesting approval of the holding company reorganization under Section 10 of the federal Public Utility Holding Company Act of 1935. Following the reorganization, Resources, as the parent holding company of Roanoke Gas and Bluefield, will not be subject to regulation by the Virginia Commission or the West Virginia Commission. Roanoke Gas will continue to be regulated by the Virginia Commission, and Bluefield will continue to be regulated by the West Virginia Commission. As a result of the reorganization, Resources will become a "public utility holding company" within the meaning of the federal Public Utility Holding Company Act of 1935 and will file a statement with the SEC claiming exemption from all provisions of that Act, except for certain provisions requiring SEC approval of certain acquisitions and investments. Even as an exempt public utility holding company, Resources will be subject to certain regulations and restrictions. See "Risk Factors -- Regulation as a Public Utility Holding Company."

      Both the Virginia State Corporation Commission and the West Virginia Public Service Commission have approved the reorganization.

Conditions to the Reorganization (See page 14)

      Completion of the reorganization depends on conditions, including:

      (a) receipt of all required regulatory and third party approvals and consents on acceptable terms;

      (b) shareholder approval at the Annual Meeting; and

      (c) approval to list Resources on the Nasdaq National Market.

Amendment or Termination of the Agreement of Merger and Reorganization (See page 16)

      The parties generally may amend any of the terms of the Agreement and Plan of Merger and Reorganization at any time before or after its approval by Roanoke Gas shareholders and also after approval if the amendment does not materially and adversely affect the rights of the shareholders of Roanoke Gas.

      If the Roanoke Gas Board of Directors determines that the reorganization would be inadvisable, or not in the best interests of Roanoke Gas or its shareholders, the agreement may be terminated and the reorganization abandoned at any time.

                                  RISK FACTORS

      In addition to the other information contained in this proxy statement/prospectus (including the matters addressed in "Cautionary Statement Concerning Forward-Looking Statements" on pages 16-17), the matters described below should be considered carefully in determining whether to approve the reorganization and the transactions contemplated thereby.

Initial Resources Common Stock Dividends Will Depend Primarily on Dividends Paid by Roanoke Gas

      Initially, dividends on Resources common stock will depend primarily upon the earnings, financial condition and capital requirements of Roanoke Gas and the dividends that Roanoke Gas pays to Resources. Resources does not now, nor will it immediately after the reorganization, conduct directly any business operations that generate revenues. Resources plans to obtain operating funds from dividends paid to Resources by its subsidiaries, and possibly from sales of securities or debt incurred by Resources. In the future, dividends from Resources' subsidiaries other than Roanoke Gas may be a more significant source of funds for dividend payments by Resources.

      While future dividends will depend on the earnings, financial condition and capital requirements of Roanoke Gas and Resources' other subsidiaries, Resources currently expects to continue a policy of paying an appropriate percentage of its earnings to shareholders. The payment and amount of dividends, however, is within the discretion of Resources' Board of Directors based on financial and other factors and cannot be assured. See "Dividend Policy."

Resources May in the Future Issue Preferred Stock Which Could Have Preferential Dividend Rights

      Although Resources has no present intention to do so, it may issue preferred stock in the future to meet its capital requirements. Such preferred stock could have preferential dividend rights over Resources common stock.

Resources Board Empowered to Impede Takeover Attempts

      Resources' Articles of Incorporation authorize the issuance of 5,000,000 shares of Resources preferred stock. In addition, after giving effect to the Merger, approximately 8,150,000 shares of Resources Common stock will be authorized but unissued and not reserved for issuance. An effect of the existence of unissued Resources Common stock and Resources preferred stock may be to enable the Resources Board of Directors to render more difficult or discourage a transaction to obtain control of Resources. Such shares might be issued by the Board of Directors without shareholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction, as by diluting voting or other rights of the proposed acquirer. In this regard, Resources' Articles grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued shares of Resources preferred stock, one or more classes or series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert such stock into shares of Resources Common stock or possibly other securities, to demand redemption at a specified price under prescribed circumstances related to a change of control, or to exercise other rights designed to impede a takeover.

Business Risk from Increased Involvement in Unregulated Activities

      Resources currently intends that its subsidiaries will in the future include, in addition to Diversified, other nonutility companies that will engage primarily in businesses that will not be regulated as public utilities by state or federal agencies. These unregulated businesses may encounter competition not faced by a regulated utility like Roanoke Gas and may have greater investment risks than those involved in the regulated natural gas utility business or the unregulated propane business. These businesses may not be successful and could have a direct or indirect adverse effect on Resources. As is the case now, any losses incurred by these unregulated businesses will not be recoverable in utility rates of Roanoke Gas or Bluefield.

Business Activities May Be Limited as a Results of  Regulatory Changes

      Roanoke Gas' natural gas distribution operations and those of its utility subsidiaries are subject to a high degree of regulation at the federal, state and local levels. See "Business of Roanoke Gas and Resources." These regulations can in certain circumstances impose limitations on operations. In addition, these regulations are constantly evolving and may change significantly over time. There can be no assurance that future regulatory changes will not have a material adverse effect on Resources.

Regulation as a Public Utility Holding Company

      Reorganization is Subject to Receipt of Satisfactory Approvals from the SEC. Roanoke Gas and Resources have applied to the SEC for necessary approvals for the reorganization under Section 10 of the Public Utility Act in connection with the reorganization. There can be no assurance that such approvals will be received or that the terms upon which such approvals may be conditioned will be acceptable to the Board of Directors of Roanoke Gas. If such approvals are not received, the reorganization cannot proceed. See "The Reorganization --Conditions to Effectiveness of the Merger" and "-- Amendment or Termination of the Agreement."

      Resources May Be Regulated as a Non-exempt Public Utility Holding
Company. Roanoke Gas is currently exempt from all provisions of the Public Utility Act, except for provisions requiring SEC approval of certain acquisitions and investments. Resources intends, upon consummation of the reorganization, to file a claim of exemption from all provisions of the Public Utility Act on the basis that Resources and its material public utility subsidiaries are predominantly intrastate in character. This exemption is subject to the discretion of the SEC and must be renewed annually. The SEC may revoke the exemption at any time if it determines that there is a substantial question of law or fact as to whether Resources is within the parameters of the exemption, or if it appears that the exemption may be detrimental to the public interest. If such exemption is revoked and Resources must register as a public utility holding company under the Public Utility Act, Resources' activities will be subject to significant additional regulatory supervision, limitations and restrictions by the SEC. This could materially adversely affect Resources' operations and ability to grow and diversify its nonutility businesses. See "Regulation of Resources and Roanoke Gas and Certain Subsidiaries After the Reorganization."

      Resources May Be Limited in the Types of Investments It Can Make. The Public Utility Act limits the extent to which Resources and its nonutility subsidiaries can enter into nonutility businesses. Under current law, Resources must remain engaged primarily and predominantly in the public utility business in the Commonwealth of Virginia. These limitations may restrict the type of investments that Resources may make. In addition, the intrastate exemption is only available when the company's utility subsidiaries remain predominantly intrastate. Thus, some interstate investments may be limited.


                         THE ANNUAL SHAREHOLDERS MEETING

      This proxy statement/prospectus is furnished as a part of the solicitation by the Board of Directors of Roanoke Gas Company of proxies for use at the Annual Meeting of Shareholders of Roanoke Gas to be held on March 31, 1999. At that meeting, holders of Roanoke Gas common stock will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization and the transactions contemplated thereby; elect directors; and consider such other matters as may properly come before the Annual Meeting.

      Only holders of record of the Roanoke Gas' common stock, par value $5.00 per share, on January 20, 1999 (the "Record Date"), are entitled to receive notice of the Annual Meeting and to vote at the Annual Meeting or any adjournments or postponements thereof. As of the close of business on the Record Date, there were 1,805,006 shares of Roanoke Gas common stock outstanding. Each share is entitled to one vote. To Roanoke Gas' knowledge, no person is the beneficial owner of more than five percent of the issued and outstanding shares of Roanoke Gas common stock. For beneficial ownership of management, see "Security Ownership of Management."

      Roanoke Gas' Annual Report to Shareholders for the year ended September 30, 1998, is being sent to all shareholders concurrently with this proxy statement/prospectus.

      Any shareholder entitled to vote may attend the Annual Meeting and vote, whether or not such shareholder has submitted a signed proxy. All shares represented by proxies which have been duly executed and returned will be voted at the Annual Meeting and, where a choice has been specified in the proxies, the shares will be voted per the specification so made. In the absence of specifications to the contrary, such executed proxies will be voted "FOR" Proposal 1 and "FOR" each director nominated in Proposal 2.

      The proxy accompanying this proxy statement/prospectus, even if executed and returned, may be revoked by the person executing it if it has not yet been exercised. To revoke a proxy, the shareholder must file with the Secretary of Roanoke Gas, at its principal executive offices, either a written revocation or a duly executed proxy bearing a later date.

      Roanoke Gas will bear the cost of soliciting proxies. In addition to the use of the mails, proxies may be solicited personally or by telephone by directors, officers and employees of Roanoke Gas. Such directors, officers and employees of Roanoke Gas receive no compensation therefor other than their regular remuneration. Also, Roanoke Gas will reimburse brokers, bank nominees and other institutional holders for their reasonable out-of-pocket expenses in forwarding proxy soliciting material to the beneficial owners of Roanoke Gas common stock. In addition, Roanoke Gas has retained William F. Doring and Company, Inc. to aid in the solicitation of proxies at a fee not to exceed $3,000, plus reimbursement for out-of-pocket expenses incurred by that firm on behalf of Roanoke Gas.

      The proposal for approval of the holding company reorganization is considered "non-discretionary," and brokers who have received no instructions from their clients do not have the authority to vote on the proposal. All abstentions and broker non-votes will be counted toward the establishment of a quorum. For purposes of determining whether the reorganization has been approved, an abstention or broker non-vote WILL NOT be counted as a vote in favor of adoption of the reorganization and, as a result, will have the effect of a vote AGAINST Proposal 1.

      The affirmative vote of more than two-thirds of the outstanding shares of Roanoke Gas common stock will be required to approve Proposal 1. Votes withheld for the election of one or more of the nominees for director will not be counted as votes cast for or against such individuals. The vote of a plurality of the shares of Roanoke Gas common stock cast is required for the election of directors under Proposal 2.

      The Board of Directors of Roanoke Gas has unanimously adopted the Agreement and Plan of Merger and Reorganization, believes the reorganization to be in the best interests of Roanoke Gas and its shareholders, and recommends that the holders of Roanoke Gas common stock vote "FOR" the reorganization as discussed in Proposal 1.

      In addition, the Board of Directors of Roanoke Gas recommends a vote "FOR" all director nominees named in Proposal 2.


                                   PROPOSAL 1

                  APPROVAL OF THE AGREEMENT AND PLAN OF MERGER
                               AND REORGANIZATION

      The Board of Directors of Roanoke Gas unanimously believes that it is in the best interests of Roanoke Gas and its shareholders to reorganize the company. To effect the reorganization, Roanoke Gas will become a separate subsidiary of a new parent holding company. The present holders of Roanoke Gas common stock will hold the common stock of the new parent holding company. Bluefield Gas Company and Diversified Energy Company, which are presently subsidiaries of Roanoke Gas, also will become subsidiaries of the new holding company. Commonwealth Public Service Corporation, a small Virginia public utility subsidiary of Bluefield, will be merged into Roanoke Gas as part of the reorganization.

      To carry out the reorganization, Roanoke Gas has incorporated two Virginia corporations, RGC Resources, Inc. and RGC Acquisition Corp. Each of the corporations has a nominal amount of stock outstanding and no present business or properties of its own. All of the currently outstanding shares of Resources common stock, par value $5.00 per share, are owned by Roanoke Gas, and all of the currently outstanding shares of RGC Acquisition are owned by Resources.

      The respective Boards of Directors of each of Roanoke Gas, RGC Acquisition, Resources, Diversified, Bluefield and Commonwealth have adopted the Agreement and Plan of Merger and Reorganization. This agreement provides for the merger of RGC Acquisition into Roanoke Gas. Roanoke Gas shareholders must approve the reorganization proposal, and additional conditions, including regulatory approvals, must also be satisfied. The agreement is attached to this proxy statement/prospectus as Appendix A and is incorporated herein by reference. After the merger of RGC Acquisition and Roanoke Gas, Roanoke Gas would become a subsidiary of Resources through the conversion of the outstanding shares of Roanoke Gas common stock into shares of Resources common stock. Roanoke Gas shareholders will receive full and fractional shares of Resources common stock equal to and in exchange for the number of full and fractional shares of Roanoke Gas common stock held at the effective time of the merger. See "The Reorganization -- The Agreement."

      After the merger, the existing subsidiaries of Roanoke Gas, except Commonwealth, will be transferred to Resources and will become subsidiaries of Resources. Commonwealth will be merged into Roanoke Gas. See "The Reorganization --Transfer of Roanoke Gas Subsidiaries to Resources."


          REASONS FOR THE HOLDING COMPANY STRUCTURE AND REORGANIZATION

      The principal reasons for the proposed reorganization are to create a structure that can more effectively address the increased competition in the energy industry, refocus various utility activities, facilitate selective diversification into nonutility businesses, afford further separation between the utility and nonutility businesses and provide additional flexibility for financing.

      Roanoke Gas' natural gas business competes with other energy sources such as fuel oil, electricity and coal. Competition is intense among these energy sources and is based primarily on price and availability. This is particularly true for industrial applications, where sales are at risk to price competition in markets that may switch to residual and other fuel oils. In addition, deregulation in the supply of natural gas has created competition among suppliers or brokers of natural gas. Marketers are expected to attempt to provide increasing volumes of natural gas to large users within Roanoke Gas' service territories. As deregulation of the energy industry continues, Roanoke Gas expects that competition from other fuel sources, as well as from natural gas brokers and marketers, will intensify.

      Roanoke Gas anticipates that, absent any major changes in technology, a portion of its earnings from natural gas operations may not be required to be reinvested in the utility business over the next ten to fifteen years. As a regulated utility, Roanoke Gas operates under constraints of regulatory authorities, which can limit investments by Roanoke Gas in unregulated operations. Roanoke Gas is of the view that a holding company structure will facilitate the deployment of a portion of its earnings that are not needed for the utility business through investment of those earnings in nonutility businesses. Nonutility businesses could pursue business opportunities that potentially could enhance the financial strength and operating results of Resources. Therefore, in the Board's view, the reorganization will increase opportunities to broaden Roanoke Gas' financial base and thereby broaden investment appeal by increasing access to other businesses. To the extent that diversification succeeds in promoting employment and commerce in the areas served by Roanoke Gas, the company and its customers and shareholders also will benefit.

      Financing of Roanoke Gas' activities is subject to approval of regulatory authorities. After the reorganization, financing by Resources and its nonutility subsidiaries will not require approval of regulatory authorities. This should increase flexibility in structuring financing. Financing alternatives may also be enhanced as a result of engaging in a greater number of businesses. The holding company structure may also permit the structuring of loan facilities appropriate for the individual nonutility businesses, without affecting the capital structure of Roanoke Gas.

      The holding company structure is designed to further insulate Roanoke Gas' public utility customers and the public holders of its securities from the risks of nonutility businesses by segregating the nonutility businesses into separate corporations that will be direct subsidiaries of the holding company and not of Roanoke Gas. Because nonutility businesses of the holding company will be conducted through separate subsidiaries, any liabilities incurred by those subsidiaries will not constitute liabilities of the utility subsidiaries. The corporate separation also insures that all costs of a particular nonutility subsidiary will be charged to that subsidiary and not allocated to any utility subsidiary.

      The holding company structure is intended to afford additional flexibility for maintaining the capital ratios of Roanoke Gas at levels determined to be appropriate by regulatory authorities. Roanoke Gas' utility rate structure is set, from time to time, by the applicable regulatory authorities. Utility rates are set, in part, based on allowed rates of return and cost of providing service. A utility's capital structure may significantly influence the level of rates of return. Therefore, the ability to adjust debt and equity levels the components of capital structure, will help Roanoke Gas maintain stable utility rates. One component of utility rates is cost of capital. Equity capital is the most expensive type of capital, and if the equity component of a utility's capital structure is too high, it may result in increased pressure to raise rates. If the equity component is too low, it may result in increases in the cost of debt because of increased leverage and risk, which will also tend to increase rates. Under the holding company structure, the equity portion of the capital ratios of the utility would be subject to adjustment from time to time through dividends to or equity investments from the holding company. Also, under the holding company structure, the debt portion of the capital ratios can similarly be adjusted. Because the holding company itself is not a regulated utility, it should have greater flexibility in making these adjustments. Further, the holding company structure will facilitate the planning of financings best suited to the particular needs and circumstances of the separate businesses by enabling the capital structure of each subsidiary to be appropriately tailored to suit its individual business.

      The nonutility subsidiaries of Resources should have the flexibility to use various financing techniques suitable for nonutility businesses without an impact on the credit of Roanoke Gas, thus improving financing alternatives. It is anticipated that, in the normal course:

      o Resources, in addition to receiving dividends from its subsidiaries, may also obtain funds through debt or equity financings;

      o Roanoke Gas may obtain funds through its own financings, including the issuance of mortgage notes and other debt instruments to third parties, and through the issuance of additional shares of common stock to the holding company; and

      o the nonutility businesses owned by Diversified may obtain funds from Resources, from other nonutility affiliates, or from their own outside financings.

Any financings will depend on the financial and other conditions of the entities involved and on the market conditions.

      At the present time, Roanoke Gas has no specific diversification plans beyond expanding the propane operation. The Board of Directors of Roanoke Gas intends that the natural gas operations of Roanoke Gas will continue to constitute the predominant activity of Resources for the foreseeable future. Roanoke Gas does not expect any capital impairment of its public utilities or any adverse affect on their levels of service as a result of the restructuring.


                               THE REORGANIZATION

      The discussion in this proxy statement/prospectus of the Agreement and Plan of Merger and Reorganization is subject to and qualified in its entirety to the agreement, a copy of which is attached to this proxy statement/prospectus as Attachment A and is incorporated herein by reference. However, all material terms of the Agreement and Plan of Merger and Reorganization are disclosed in this proxy statement/prospectus.

The Agreement

      The Boards of Directors of Roanoke Gas, RGC Acquisition, Resources, Diversified, Bluefield and Commonwealth have unanimously adopted the Agreement and Plan of Merger and Reorganization. The holders of more than two-thirds of the outstanding shares of Roanoke Gas common stock must also approve the agreement. See "Vote Required" below.


      The first step in the reorganization is the merger. In the merger:

      o each share of Roanoke Gas common stock outstanding immediately prior to the effective time of the merger will be converted into an equal number of new shares of Resources common stock;

      o Resources will become the owner of all outstanding shares of Roanoke Gas common stock; and

      o the shares of Resources common stock held by Roanoke Gas immediately prior to the merger will be canceled.

As a result, Resources will become a holding company with Roanoke Gas as its wholly owned subsidiary. All of the Resources common stock outstanding immediately after the merger will be owned by the former holders of Roanoke Gas common stock outstanding immediately prior to the merger.

      Immediately after completion of the merger, Commonwealth will be merged into Roanoke Gas, and Bluefield and Diversified will be transferred to Resources, which will then hold both as wholly owned subsidiaries.
See "Transfer of Roanoke Gas Subsidiaries to Resources" below.

      Debt of Roanoke Gas will continue as outstanding obligations of Roanoke Gas after the reorganization. Resources may, however, be required to guarantee Roanoke Gas' payment and performance of Roanoke Gas' outstanding mortgage notes.

Vote Required

      Under Virginia law, the affirmative vote of the holders of record of more than two-thirds of the outstanding shares of Roanoke Gas common stock on the Record Date is required to approve the reorganization. Because the requirement for Proposal 1 is the affirmative vote of more than two-thirds of the outstanding shares, broker non-votes and abstentions will have the effect of a "no" vote.

Regulatory Approvals

      The reorganization cannot be consummated unless and until all federal and state approvals, authorizations and consents are obtained on conditions acceptable to the Board of Directors of Roanoke Gas.

      The Public Utility Holding Company Act of 1935. Roanoke Gas and Resources must obtain from the SEC Office of Public Utility Regulation an order approving the reorganization. Roanoke Gas and Resources, filed a joint application on Form U-1 with the SEC on October 16, 1998. That application currently is pending. As a result of the reorganization, Resources will become a "public utility holding company" under the Public Utility Act. Per the agreement and simultaneously with the effectiveness of the reorganization, Resources will file with the SEC an exemption statement to exempt itself and its subsidiaries from all provisions of the Public Utility Act, except with respect to certain acquisitions and investments, under the "intrastate" exemption provided by Section 3(a) (1). Resources and its material public utility subsidiaries are predominantly intrastate in character and carry on their business in Virginia, the state in which Resources and every material subsidiary is organized. See "Risk Factors --Regulation as a Public Utility Holding Company;" and "Regulation of Resources and Roanoke Gas and Certain Subsidiaries After the Reorganization."

      Virginia Law. Under Virginia laws governing public utilities, any transaction involving transfer of utility stock must be approved in advance by the Virginia Commission. On October 21, 1998, Roanoke Gas submitted an application seeking the Virginia Commission's approval of the merger and reorganization and the affiliated interests arising therefrom. On January 19, 1999, the Virginia Commission issued an order approving Roanoke Gas' application.

      West Virginia Law. Under West Virginia law governing public utilities, any transaction involving the transfer of utility stock must be approved by the West Virginia Commission. On October 21, 1998, Bluefield Gas submitted information requesting the West Virginia Commission's approval of the merger and reorganization and the affiliated interests arising therefrom. On January 18, 1999, the West Virginia Commission issued a final order approving Bluefield Gas' application.

Accounting Treatment

      The accounting treatment for the reorganization will be based on non-cash, non-taxable transactions, with resulting assets and liabilities recorded at historical cost amounts. The merger of Commonwealth into Roanoke Gas will result in a credit to plant account and debit to equity accounts on the books of Bluefield. The related entry on Roanoke Gas' books will be a debit to plant accounts and a credit to equity accounts.

      The transfer of Diversified from Roanoke Gas to RGC Resources will result in a debit to equity accounts on the books of Roanoke Gas and a credit to equity accounts on the books of RGC Resources. The transfer of Bluefield to the books of RGC Resources will likewise result in a debit to the equity accounts of Roanoke Gas and a credit to the equity accounts of RGC Resources.

Conditions to Effectiveness of the Reorganization

      In addition to approval of the agreement by Roanoke Gas shareholders, the reorganization is subject to the satisfaction of the following conditions:

            (1) the receipt of all necessary orders, authorizations, consents, approvals or waivers from the Virginia Commission, the West Virginia Commission, the SEC, and any other third parties. Such approvals must remain in full force and effect, and may not include conditions that the Board of Directors of Roanoke Gas deems unacceptable; and

            (2) listing on the Nasdaq National Market of shares of Resources common stock.


      After each of these conditions are satisfied, the reorganization will become effective when the Virginia Commission issues Articles of Merger under the Virginia Stock Corporation Act (the "Effective Time"). Roanoke Gas cannot predict if or when the conditions to effectiveness of the merger will be satisfied, but Roanoke Gas currently is working to complete the merger and reorganization during the Summer of 1999.

Exchange of Stock Certificates

      When the reorganization becomes effective, Resources will automatically send holders of Roanoke Gas common stock documents and instructions for the physical exchange of their existing stock certificates for certificates of Resources common stock. Upon the Effective Time, certificates previously representing shares of Roanoke Gas common stock will represent only the right of the registered holder to receive shares of Resources common stock. At the Effective Time, Resources will issue and deliver to the transfer agent certificates representing shares of Resources common stock into which outstanding shares of Roanoke Gas common stock have been converted. Promptly after the Effective Time, Resources will send to each Roanoke Gas shareholder of record immediately prior to the Effective Time written instructions and transmittal materials for use in surrendering Roanoke Gas stock certificates to the transfer agent. There is no time limit to exchange the shares. Roanoke Gas shareholders should NOT send in their stock certificates to the transfer agent until they receive the transmittal letter after the Effective Time.

      Resources also will send to brokers, banks and other nominee record holders of Roanoke Gas common stock appropriate instructions and transmittal materials for use in surrendering Roanoke Gas stock certificates to the transfer agent, so that the shares held by such record holders on behalf of beneficial owners of Roanoke Gas common stock can be exchanged for the shares of Resources common stock.

      After a former shareholder of Roanoke Gas properly surrenders the shareholder's stock certificate along with a completed transmittal letter to the transfer agent, the transfer agent will issue, register and deliver to the shareholder a Resources common stock certificate. The holder of record of Roanoke Gas common stock at the Effective Time, or someone on the holder's behalf, must surrender the Roanoke Gas certificate representing the shares. After the Effective Time, there will be no further transfers of Roanoke Gas stock on the stock transfer books of Roanoke Gas nor the registration of any transfer of a Roanoke Gas certificate.

      Except as described with respect to lost or otherwise missing certificates below, the transfer agent will not deliver a Resources common stock certificate to any former shareholder of Roanoke Gas until the shareholder properly surrenders the shareholder's Roanoke Gas stock certificate(s) along with a completed transmittal letter. Furthermore, Resources will not pay dividends or distributions payable to Resources shareholders to a former Roanoke Gas shareholder who has not surrendered his or her Roanoke Gas stock certificates. But, subject to state abandoned property law, when the shareholder properly surrenders such Roanoke Gas certificate(s), the transfer agent will give the shareholder a new certificate for the shares of Resources common stock represented by such Roanoke Gas Certificate(s) along with the amount of any accrued but unpaid dividends or distributions with respect to such shares. Neither Resources, Roanoke Gas nor the transfer agent has any obligation to pay any interest on any dividends or distributions for any period prior to such payment.

      Any shareholder of Roanoke Gas whose certificate evidencing shares of Roanoke Gas common stock has been lost, destroyed, stolen or otherwise is missing will have the right to receive a certificate representing shares of Resources common stock under any conditions imposed by the transfer agent or Resources, which may include a requirement that the shareholder provide a lost instrument indemnity or surety bond in form, substance and amount satisfactory to the transfer agent and Resources.

Transfer of Roanoke Gas Subsidiaries to Resources

      As part of the reorganization, Bluefield will, by noncash dividend, give to Roanoke Gas all of the outstanding stock of Commonwealth. Commonwealth then will be merged into Roanoke Gas. Roanoke Gas will then, by noncash dividend, give to Resources all of the outstanding stock of Bluefield and Diversified. After the reorganization, Resources will be the parent holding company of three corporations: Roanoke Gas (with Commonwealth merged in), a Virginia public utility, Bluefield, a West Virginia public utility, and Diversified, a nonutility subsidiary. See "Business of Roanoke Gas and Resources."

      Roanoke Gas is not proposing to exchange of any of its outstanding mortgage notes, debentures and senior notes of Roanoke Gas due to the reorganization. Immediately after the merger, Resources will have no outstanding securities other than common stock. Resources may, however, be required to guarantee Roanoke Gas' payment and performance of Roanoke Gas' outstanding mortgage notes. Holders of Roanoke Gas mortgage notes, debentures and senior notes will continue as security holders of Roanoke Gas.

Dividend Reinvestment and Stock Purchase Plan

      Under the agreement, shares of Roanoke Gas common stock held in the Roanoke Gas Dividend Reinvestment and Stock Purchase Plan at the Effective Time, including uncertificated whole and fractional shares, will automatically be converted into an equal number of shares of Resources common stock. At the Effective Time, Resources will succeed to the Plan as in effect immediately prior to the Effective Time, and shares of Resources common stock will be issued under the Plan on and after the Effective Time. Resources will file an post-effective amendment to the Roanoke Gas registration statement for the Plan shortly after the Effective Time. In addition to amending the Plan to reflect Resources as the successor to the Plan, Roanoke Gas also intends to amend the Plan to permit purchase of shares by the plan agent in the open market and to increase the maximum optional cash payment under the Plan to $30,000. This discussion will serve as written notice to participants in the Plan of our intent to amend the Plan, as described above, effective at the Effective Time of the reorganization.

Roanoke Gas Stock Plans

      The agreement also provides that the Roanoke Gas Key Employee Stock Option Plan, the Roanoke Gas Restricted Stock Plan for Outside Directors, and all other stock, bonus or incentive plans of Roanoke Gas will be amended to provide for such plans to utilize Resources common stock instead of Roanoke Gas common stock after the merger.

      After the merger, all outstanding stock options under the stock option plan will be converted into options to acquire Resources common stock. The terms and conditions of the stock option plan will not otherwise be changed. Future grants under the stock option plan will be made for Resources common stock. Resources will file a post-effective amendment to Roanoke Gas' registration statement for the stock option plan shortly after the Effective Time.

      All shares of Roanoke Gas restricted stock held in participant accounts under the restricted stock plan will be converted into restricted shares of Resources common stock. The terms and conditions of the restricted stock plan will not otherwise be changed. Future purchases under the restricted stock plan will be of Resources common stock.

      The preceding discussion will serve as written notice to participants in the stock option plan, the restricted stock plan and all other stock, bonus and incentive plans of Roanoke Gas of the Company's intent to amend such plans, as described above, effective at the Effective Time.

Amendment or Termination of the Agreement

      The Boards of Directors of Roanoke Gas, RGC Acquisition, Resources, Diversified, Bluefield and Commonwealth may amend any of the terms of the agreement at any time before or after its approval by the holders of Roanoke Gas common stock and prior to the Effective Time. After the agreement is approved by Roanoke Gas shareholders, however, the parties cannot amend the agreement in a manner that would materially and adversely affect the rights of Roanoke Gas shareholders. Regardless of this approval, if the Board of Directors of Roanoke Gas determines, in its sole judgment, that consummation of the merger would, for any reason, be inadvisable or not in the best interests of Roanoke Gas or its shareholders, the agreement may be terminated and the merger abandoned at any time prior to the Effective Time.

Listing of Resources Common Stock

      Resources is applying to have its common stock listed on the Nasdaq National Market. It is expected that the listing will be effective at the Effective Time of the reorganization. The ticker symbol of Resources common stock will be "RGCO," and quotations will be carried in newspapers as they have been for Roanoke Gas common stock. Following the reorganization, Roanoke Gas common stock will no longer be quoted or traded and will be delisted from the Nasdaq National Market.

Cautionary Statement Concerning Forward-Looking Statements

      Roanoke Gas and Resources has each made forward-looking statements in this document, that are subject to risks and uncertainties. Roanoke Gas and Resources have also each made forward-looking statements in certain documents that are incorporated by reference in this proxy statement/prospectus, that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of Roanoke Gas and Resources management, and on information currently available to such management. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of Resources, Roanoke Gas and their subsidiaries set forth under "Questions and Answers about the Reorganization," the "Summary," "Reasons for the Holding Company Structure and Reorganization" and "Dividend Policy" and statements preceded by, followed by, or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values following the merger and reorganization may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of Resources and Roanoke Gas to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statements. In addition, Resources and Roanoke Gas do not have any intention or obligation to update forward-looking statements after they distribute this proxy statement/prospectus, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, Resources and Roanoke Gas claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

      Shareholders of Resources and Roanoke Gas should understand that the following important factors, in addition to those discussed elsewhere in this document and the documents that are incorporated by reference into this proxy statement/prospectus, could affect the future results of Resources and its subsidiaries after the merger and reorganization, and could cause results to differ materially from those expressed in such forward-looking statements:

      o fluctuations in demand for natural gas and propane attributable to weather;

      o difficulty in obtaining rate increases from regulatory authorities in adequate amounts and on a timely basis;

      o difficulty in earning on a consistent basis an adequate return on invested capital;

      o competition from alternative fuels for industrial and other significant customers and fluctuations in the prices of oil, which can make oil less costly than natural gas, and potential increased future competition resulting from continuing industry deregulation;

      o     volatility in the supply and price of natural gas and propane;

      o some uncertainty in projected rate of growth of natural gas and propane requirements of the Roanoke Gas' customers;

      o     increasing expenses and labor costs and availability;

      o deregulation or restructuring of the electric and natural gas industries; and

      o     general economic conditions, both locally and nationally.



                                 DIVIDEND POLICY

      Resources does not now, nor will it immediately after the merger and reorganization, conduct directly any revenue generating business operations. Resources plans to initially obtain operating funds primarily from dividends paid to Resources on the stock of its subsidiaries, and possibly from the sale of securities or debt incurred by Resources. Initially, dividends on Resources common stock will depend primarily upon the earnings, financial condition and capital requirements of Roanoke Gas, and the dividends paid by Roanoke Gas to Resources. Resources presently expects to continue Roanoke Gas' policy of paying an appropriate percentage of earnings to shareholders. In the future, dividends from Resources' subsidiaries other than Roanoke Gas may be a more significant source of funds for dividend payments by Resources. In addition, although it has no present intention to do so, Resources may issue preferred stock in the future to meet its capital requirements. See "Description of Resources Capital Stock -- Authorized Capital -- Preferred Stock." Such preferred stock could have preferential dividend rights over Resources' common stock.

      Resources presently expects to pay quarterly dividends on Resources common stock at least equal to the rate, and on approximately the same schedule as, the dividend most recently declared by Roanoke Gas on its common stock. The quarterly dividend most recently declared by Roanoke Gas' Board of Directors on Roanoke Gas common stock was $.27 per share, payable February 1, 1999, to holders of record on January 15, 1999. The payment and amount of dividends, however, is in the discretion of Resources Board of Directors based on financial and other factors and cannot be assured. The amount of dividends paid by Roanoke Gas to Resources following the reorganization is expected to be greater than the amount of dividends Resources pays on its common stock, as Resources will need funds for its holding company activities.


                         FEDERAL INCOME TAX CONSEQUENCES

      In the opinion of Woods, Rogers & Hazlegrove, P.L.C., counsel to Roanoke Gas and Resources, the following are the material federal income tax consequences of the reorganization based on factual representations:

            (1) under Section 354(a) of the Internal Revenue Code of 1986, no gain or loss will be recognized by a holder of Roanoke Gas common stock upon the conversion of such holder's Roanoke Gas common stock solely into Resources common stock;

            (2) under Section 358(a) of the Internal Revenue Code of 1986, the basis of shares of Resources common stock received by a former holder of shares of Roanoke Gas common stock in the conversion described in (1) above, in the aggregate, will equal the basis of such shareholder's shares of Roanoke Gas common stock exchanged therefor, and under Section 1223(1) of the Internal Revenue Code of 1986, the holding period for such shares of Resources common stock will include the holding period for shares of Roanoke Gas common stock exchanged therefor to the extent that such shares of Roanoke Gas common stock were held as a capital asset at the Effective Time of the merger;

            (3) under Section 361(a) of the Internal Revenue Code of 1986, no gain or loss will be recognized by Resources or Roanoke Gas on account of the merger or the issuance of shares of Resources common stock to the former holders of shares of Roanoke Gas common stock under the agreement; and

            (4) under Section 1001(a) of the Internal Revenue Code of 1986, a holder of Roanoke Gas common stock who receives cash with the exercise of dissenters' rights under Sections 13.1-729 through 13.1-741 of the Virginia Act will recognize gain or loss equal to the difference, if any, between such shareholder's basis in the shareholder's Roanoke Gas common stock and the amount of cash received. Such gain or loss will be eligible for capital gain or loss treatment if the Roanoke Gas common stock is held by such shareholder as a capital asset, as defined under Section 1221 of the Internal Revenue Code of 1986^ at the Effective Time. Generally, a capital asset is an asset acquired and held for investment.

      As used in this discussion, the term "basis" means the amount of investment in the stock for tax purposes. Generally, under Section 1012 of the Internal Revenue Code of 1986, the basis in stock will be the amount paid for such stock. Stock acquired by gift, however, generally will have a basis equal to the donor's basis under Section 1015 of the Internal Revenue Code of 1986. Further, stock acquired by inheritance generally will have a basis equal to the fair market of the stock at the date of the decedent's death, under Section 1014 of the Internal Revenue Code of 1986.

      As used in this discussion, the term "holding period" has significance in determining whether the gain realized upon the eventual sale of stock, which qualifies as a capital asset, is short-term or long-term capital gain. Stock held for more than one year, when sold for a gain, will be taxed at favorable capital gain tax rates. Stock held for more than one year when sold at a loss, will result in a capital loss. Stock held for one year or less, when sold at a gain, will be taxed at ordinary income tax rates. Stock held for one year or less, when sold at a loss, will generate an ordinary loss. This reorganization will not affect the holding period of shares of Roanoke Gas Company as each holder's holding period in the Roanoke Gas Company stock will be "tacked on" to the holding period for the Resources stock.

      The foregoing discussion is a general summary which does not address tax consequences that may depend on individual circumstances, and it does not cover the tax consequences of the reorganization under state, local or foreign income or other tax laws. Each shareholder of Roanoke Gas is urged to consult with such shareholder's own tax advisors with respect to the tax effects of the reorganization on such shareholder.


                     DESCRIPTION OF RESOURCES CAPITAL STOCK

      The following statements with respect to Resources capital stock are based on material provisions of Resources' Articles of Incorporation and Bylaws, as they will be in effect as of the Effective Time of the reorganization. A copy of Resources' Articles is attached as Appendix B hereto and is incorporated herein by reference. Resources' Bylaws are substantially similar to the Bylaws of Roanoke Gas. The Resources' Bylaws have been filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part, and are incorporated herein by reference.

Authorized Capital

      Resources is authorized to issue up to 15,000,000 shares of capital stock, consisting of 10,000,000 shares of common stock, $5.00 par value per share, and 5,000,000 shares of preferred stock, no par value per share. As of January 20, 1999, there were 10 shares of Resources common stock issued and outstanding, all of which are owned by Roanoke Gas. No shares of Resources preferred stock are issued and outstanding. Immediately after giving effect to the merger, approximately 1,850,000 shares of Resources common stock and no shares of Resources preferred stock will be issued and outstanding.

      Resources Common Stock. Subject to the prior rights of the holders of any Resources preferred stock, holders of Resources common stock are entitled to receive such dividends as may be declared by the Board of Directors out of legally available funds and, in the event of liquidation or dissolution, to receive the net assets of Resources remaining after payment of all liabilities and after payment to preferred stockholders. See "Dividend Policy."

      Subject to the rights of any preferred stockholders, all voting rights are vested in the Resources common stockholders. Each share of common stock is entitled to one vote on all matters requiring shareholder action and in the election of directors. Resources common stockholders have no preemptive, subscription or conversion rights. All of the outstanding shares of Resources common stock are fully paid and nonassessable, as will be those issued to the shareholders of Roanoke Gas upon consummation of the merger.

      Resources Preferred Stock. The Board of Directors of Resources is authorized to issue preferred stock in series. Resources' Articles do not establish voting rights, preferences or other rights with respect to Resources preferred stock. Resources' Board of Directors is given full authority to provide for the establishment and/or issuance of any series of preferred stock, the designation of such series and the preferences, limitations, and relative rights of the shares of such series, including the following:

      o     distinctive designation and number of shares comprising such series;

      o     voting rights, if any, which shares of that series will have;

      o     the rate of dividends, if any, on the shares of that series;

      o whether the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

      o whether that series will have a sinking fund for the redemption or purchase of shares of that series;

      o the rights to which the holders of the shares of that series will be entitled in the event of voluntary or involuntary dissolution or liquidation;

      o whether the shares of that series will be convertible into or exchangeable for cash, shares of stock of any other class or any other series, indebtedness or other property or rights;

      o whether the issuance of any additional shares of such series, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and

      o any other preferences, privileges and powers in relative, participating, optional, or other special rights and qualifications, limitations or restrictions of such series.

      Each series of Resources preferred stock will rank on a parity as to dividends and assets with all other series according to the respective dividend rates and amounts attributable upon voluntary or involuntary liquidation, dissolution or winding up of Resources fixed for each series and without preference or priority of any series over any other series. All shares of Resources preferred stock will rank, with respect to dividends and liquidation rights, senior to the Resources common stock. The ability of the Board of Directors to issue Resources preferred stock, while providing flexibility for possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of Resources common stock, and, under certain circumstances, may discourage an attempt by others to gain control of Resources. See "Change in Control Provisions" below.

Change in Control Provisions

      It is not the intent of Resources' Board of Directors to discourage legitimate offers to enhance shareholder value. Certain provisions of Resources' Articles listed below, however, may have the effect of discouraging unilateral tender offers or other attempts to acquire the business of Resources. These provisions currently apply to Roanoke Gas shareholders.

      o The Board is divided into three classes, as nearly equal in number as possible, each of which serves for three years, with one class being elected each year.

      o     Directors may be removed only for cause.

      o Any vacancy on the Board of Directors or newly-created directorships may be filled by a majority of the remaining directors then in office, even if less than a quorum.

      o The number of directors may not be less than seven nor more than eleven.

These provisions might discourage a potentially interested purchaser from attempting a unilateral takeover bid for Resources on terms that some shareholders might favor. If they discourage potential takeover bids, these provisions might limit the opportunity for Resources' shareholders to sell their shares at a premium.

      In addition, Resources' Articles, like those of Roanoke Gas, do not provide for cumulative voting in the election of directors. Cumulative voting permits shareholders to multiply their number of votes by the total number of directors being elected and to cast their total number of votes for one or more candidates.

      The Bylaws of Resources also include provisions setting forth specific conditions and restrictions under which business may be transacted at meetings of shareholders. For example, no business may be transacted at a meeting unless:

      o     such business is specified in the notice of meeting;

      o otherwise brought before the meeting by or at the direction of the Board; or

      o brought before the meeting by a shareholder of record who provided notice in writing to the President not less than 60 days nor more than 90 days prior to the meeting.

These provisions may create an anti-takeover effect by placing restrictions on the content of the issues to be discussed at a shareholder meeting.

      In addition, the issuance of authorized but unissued shares of Resources common stock or Resources preferred stock in certain instances may have an anti-takeover effect. Such shares might be issued by the Board of Directors without shareholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction, such as by diluting voting or other rights of the proposed acquirer. In this regard, Resources' Articles grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock, one or more classes or series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert such stock into shares of Resources common stock or possibly other securities, to demand redemption at a specified price under prescribed circumstances related to a change of control, or to exercise other rights designed to impede a takeover.

      See "Certain Differences in Rights of Roanoke Gas And Resources Shareholders."

Shareholder Protection Statutes

      The Virginia Act includes two shareholder protection statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute, which will apply to Resources after the Effective Time.

      The Affiliated Transactions Statute restricts certain transactions between a Virginia corporation having more than 300 shareholders of record and a beneficial owner of more than 10% of any class of voting stock. An affiliated transaction is defined in the Virginia Act as any of the following transactions with or proposed by an interested shareholder: a merger; a share exchange; certain dispositions of assets or guaranties of indebtedness other than in the ordinary course of business; certain significant securities issuances; dissolution of the corporation; or reclassification of the corporation's securities. Under the statute, an affiliated transaction generally requires the approval of a majority of disinterested directors and two-thirds of the voting shares of the corporation other than shares owned by an interested shareholder during a three-year period commencing as of the date the interested shareholder crosses the 10% threshold. This special voting provision does not apply if a majority of disinterested directors approved the acquisition of the more than 10% interest in advance. After the expiration of the three-year moratorium, an interested shareholder may engage in an affiliated transaction only if it is approved by a majority of disinterested directors or by two-thirds of the outstanding shares held by disinterested shareholders, or if the transaction complies with certain fair price provisions. This special voting rule is in addition to, and not in lieu of, other voting provisions contained in the Virginia Act and the Articles of Resources.

      The Control Share Acquisitions Statute provides that, with respect to Virginia corporations having 300 or more shareholders of record, shares acquired in a transaction that would cause the acquiring person's aggregate voting power to meet or exceed any of three thresholds (20%, 33-1/3% or a majority) have no voting rights unless such rights are granted by a majority vote of the shares not owned by the acquiring person or any officer or employee-director of the corporation. The statute sets out a procedure whereby the acquiring person may call a special shareholder's meeting for the purpose of considering whether voting rights should be conferred. Acquisitions as part of a merger or share exchange to which the corporation is a party and acquisitions as part of a tender or exchange offer arising out of an agreement to which the corporation is a party are exempt from the statute.

      Application of the Affiliated Transactions and Control Share Acquisitions statutes are automatic unless a corporation takes certain steps to "opt out" of their application. Resources has not "opted out" of the statutes.

Transfer Agent and Registrar

      The transfer agent and Registrar for Resources is First Union National Bank of North Carolina, Corporate Trust Client Services, N.C. - 1153, 1525 West
W. T. Harris Boulevard - 3C3, Charlotte, North Carolina 28288- 1153.

      After the reorganization, Resources intends to furnish to its shareholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information.


                   INDEMNIFICATION AND LIMITATION OF LIABILITY

      Resources' Articles contain a provision that, subject to certain exceptions described below, eliminates the liability of a director or officer to Resources or to its shareholders for monetary damages for any breach of duty as a director or officer to the full extent allowed by Virginia law. This provision does not eliminate such liability to the extent that it is proved that the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law.

      Resources' Articles also require Resources to indemnify any director or officer who is or was a party to a proceeding, including a proceeding by or in the right of Resources, by reason of the fact that he or she is or was such a director or officer or is or was serving at the request of Resources as a director, officer, employee or agent of another entity. A director or officer of Resources is entitled to be indemnified against all liabilities and expenses incurred by the director or officer in the proceeding, except such liabilities and expenses as are incurred because of his or her willful misconduct or knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, a director or officer also is entitled to have Resources make advances and reimbursement for expenses prior to final disposition of the proceeding upon receipt of a written undertaking from the director or officer to repay the amounts advanced or reimbursed if it is ultimately determined that he or she is not entitled to indemnification. The Board of Directors of Resources also has the authority to extend to any person who is an employee or agent of Resources, or who is or was serving at the request of Resources as a director, officer, employee or agent of another entity, the same indemnification rights held by directors and officers, subject to all of the accompanying conditions and obligations.

      The Virginia Act permits a court, upon application of a director or officer, to review Resources' determination as to a director's or officer's request for advances, reimbursement or indemnification. If it determines that the director or officer is entitled to such advances, reimbursement or indemnification, the court may order Resources to make advances and/or reimbursement for expenses or to provide indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Resources under the foregoing provisions, Resources has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                  CERTAIN DIFFERENCES IN RIGHTS OF ROANOKE GAS
                           AND RESOURCES SHAREHOLDERS

      Roanoke Gas and Resources are both Virginia corporations. When the reorganization becomes effective, holders of Roanoke Gas common stock will become holders of Resources common stock, and their rights will be governed by Resources' Articles and Bylaws instead of those of Roanoke Gas.

      Material differences between the rights of holders of Resources common stock and those of holders of Roanoke Gas common stock are summarized below. This summary is qualified in its entirety by reference to the information included in the exhibits to this proxy statement/prospectus, in exhibits to the Registration Statement of which this proxy statement/prospectus is a part, and in materials incorporated herein by reference.

Authorized Common Stock

      The number of authorized shares of Roanoke Gas common stock and Resources common stock is 3,000,000 and 10,000,000 shares, respectively. As of the Record Date for the Annual Meeting, there were 1,805,006 shares of Roanoke Gas common stock issued and outstanding and held by 1,830 shareholders of record. Approximately 1,850,000 shares of Resources common stock may be issued in the reorganization. The additional authorized but unissued shares of Resources common stock will be available for issuance under existing dividend reinvestment, stock purchase, bonus and incentive plans, as well as possibly for stock splits, stock dividends, equity financings, and for other general corporate purposes, including, possibly, acquisitions, none of which is under current consideration. See "Capital Stock of Resources."

Authorized Preferred Stock

      Roanoke Gas presently has no authorized preferred stock. There are 5,000,000 authorized shares of Resources preferred stock, all of which are unissued.

      Management believes that the ability to issue Resources preferred stock will provide important flexibility, although it has no present plans to issue preferred stock.

Director and Officer Exculpation

      Resources' Articles provide for the limitation or elimination of personal liability of directors or officers of Resources to the fullest extent permitted by the Virginia Act. Under the Virginia Act, that limitation of liability does not apply if the director or officer engaged in willful misconduct or a knowing violation of criminal law or any federal or state securities law. See "Indemnification and Limitation of Liability."

      Roanoke Gas' Articles do not contain specific provisions limiting or eliminating the personal liability of directors or officers of Roanoke Gas. Accordingly, under the Virginia Act, the liability of a director or officer of Roanoke Gas, as a director or officer of Roanoke Gas, would be the greater of $100,000 or the amount of compensation received by the director or officer in the twelve months preceding the act or omission giving rise to the liability.

Indemnification of Officers and Directors

      Resources' Articles provide for indemnification of an officer, director, employee or agent as set out under "Indemnification and Limitation of Liability." Resources Articles prohibit indemnification in the case of willful misconduct or a knowing violation of the criminal law, but permits indemnification for gross negligence under certain circumstances.

      Roanoke Gas' Bylaws contain provisions indemnifying directors, officers, employees and agents of Roanoke Gas in certain circumstances against expenses, judgements, fines and amounts paid in settlement. The Roanoke Gas Bylaws prohibit indemnification in the case of gross negligence or willful misconduct.

Director Nominations and Shareholder Proposals

      Resources' Bylaws establish procedures in addition to the requirements provided by statute that must be followed for shareholders to submit a proposal to a vote of shareholders of Resources at a meeting of shareholders. Such proposal must be made by delivering written notice to the President of Resources not less than sixty nor more than ninety days prior to the meeting; provided, however, that if less than seventy days' notice of the date of the meeting is given, such written notice by the shareholder must be delivered not later than the tenth day after the day on which such notice of the date of the meeting was given. Notice will be deemed to have been given more than seventy days prior to the meeting if a meeting is called on the fourth Monday of January, or if such date falls on a legal holiday, the next business day, regardless as to when public disclosure is made. The shareholder proposal notice must set forth:

      o a brief description of the proposal and the reasons for its submission;

      o the name and address of the shareholder, as they appear on Resources' books;

      o the classes and number of shares of Resources owned by the shareholder; and

      o any material interest of the shareholder in such proposal other than such holder's interest as a shareholder of Resources.

The chairman of the meeting will, if the facts warrant, determine that a shareholder proposal was not made under the procedures prescribed by the Bylaws, and the defective shareholder proposal will be disregarded.

      Neither the Articles nor Bylaws of Roanoke Gas establish any procedures in addition to the requirements provided by statute that must be followed for shareholders to submit a proposal to a vote of the shareholders of Roanoke Gas.


                      BUSINESS OF ROANOKE GAS AND RESOURCES

Roanoke Gas

      Roanoke Gas, a Virginia public service company, is engaged in the retail distribution and sale of natural gas to approximately 49,000 customers in Roanoke, Virginia and surrounding areas in Virginia. Roanoke Gas' service area includes the cities of Roanoke and Salem, Virginia, and surrounding regions in Virginia, including Roanoke County and portions of Bedford, Botetourt, Franklin and Montgomery counties, Virginia. Bluefield, a West Virginia public service corporation, is a wholly owned subsidiary of Roanoke Gas. Bluefield provides natural gas service to approximately 4,100 customers located in and around Bluefield, West Virginia. Bluefield's service area extends from Princeton, West Virginia to the western most city limits of Bluefield, West Virginia. Bluefield owns all of the issued and outstanding stock of Commonwealth, a Virginia public service corporation, which serves approximately 925 customers in Bluefield, Virginia and surrounding areas in Virginia. Commonwealth's service area includes principally the Town of Bluefield, Virginia and a portion of Tazewell County, Virginia. Unless otherwise specified, Roanoke Gas, Bluefield and Commonwealth will be referred to in this Section as the "Natural Gas Companies." Roanoke Gas also distributes and sells propane and propane related products to customers in southwestern Virginia and southern West Virginia through its wholly owned Virginia subsidiary, Diversified, which is not a regulated public utility.

      Natural Gas Distribution Operations. As of September 30, 1998, the public utility operations of the Natural Gas Companies served approximately 53,100 natural gas customers through an operationally integrated natural gas distribution system. Natural gas is purchased from suppliers and distributed to residential, commercial and large industrial users through the underground pipeline system of the Natural Gas Companies. Of revenues from regulated gas operations during fiscal 1998, approximately 59% was derived from residential customers and 41% was derived from commercial and industrial customers. The utility operations of the Natural Gas Companies served approximately 48,265 residential customers and approximately 5,317 industrial and commercial customers in fiscal 1998.

      As of September 30, 1998, the consolidated utility plant account of the Natural Gas Companies, net of accumulated depreciation, was stated at $47,016,086, its consolidated operating revenues on that date totaled $51,857,052 and the consolidated net capital applicable to its common stock was $23,650,912.

      Supervision and Regulation. Natural gas distribution operations are subject to regulation at the federal and state levels. Gas transmission between Bluefield and Commonwealth is regulated by the Federal Energy Regulatory Commission, which regulates the prices, terms and conditions of interstate pipeline transportation and sales of natural gas. Roanoke Gas and Bluefield are exempt holding companies under Section 3(a)(2) of the Public Utility Act and annually file Forms U-3A-2 with the SEC. At the state level, Roanoke Gas and Commonwealth are regulated by the Virginia Commission, and Bluefield is regulated by the West Virginia Commission. The Virginia Commission and the West Virginia Commission regulate various matters, including rates charged for services, financings, planning and safety matters. The Virginia Commission also grants certificates of public convenience and necessity to distribute natural gas in the Commonwealth of Virginia. In addition, certain municipalities and localities grant franchises for the placement of natural gas distribution pipelines and the operation of a natural gas distribution network for Roanoke Gas, Commonwealth and Bluefield.

      Roanoke Gas and Commonwealth currently hold the only franchises and certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for multi-year periods and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the Virginia Commission, are of perpetual duration, subject to compliance with regulatory standards. Bluefield holds the only franchise to distribute natural gas in its West Virginia service area. The West Virginia franchises will expire on August 22, 2009. The Virginia franchises will expire on December 31, 2015. Management anticipates that it will be able to renew these franchises upon expiration.

      Natural Gas Supplies and Storage. In fiscal 1998, Roanoke Gas delivered approximately 9.8 BCF of natural gas to its customers. The Natural Gas
Companies currently use long-term (one year or longer), mid-term (one month to one year) and spot (less than one month) gas purchase contracts to meet its system requirements. Roanoke Gas has an estimated current peak day firm requirement of 94,000 decatherms of natural gas. Bluefield and Commonwealth currently have an estimated combined current peak day firm requirement of 13,500 decatherms of natural gas.

      Roanoke Gas also maintains a liquefied natural gas storage facility located in Botetourt County, Virginia. This facility is capable of storing up to 220,000 decatherms of natural gas for use during peak winter periods. In addition, Roanoke Gas and Bluefield have contracted for storage reserves providing a combined total of 2.7 BCF of underground storage capacity.

      Columbia Gas Transmission Corporation and Columbia Gulf Transmission Corporation (together "Columbia") are the Natural Gas Companies' primary transporter of natural gas. Columbia historically has delivered approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield's gas supply. East Tennessee Natural Gas Company and Tennessee Gas Pipeline Company (together "East Tennessee") are the other major source of supply for the Natural Gas Companies. Historically, East Tennessee has delivered approximately one-third of this natural gas supply. The rates paid for natural gas transportation and storage services purchased from Columbia and East Tennessee are established by tariffs approved by the Federal Energy Regulatory Commission. These tariffs contain flexible pricing provisions which, in some instances, authorize these suppliers to reduce rates and charges to meet price competition.

      Nonutility Subsidiary. Roanoke Gas owns 100% of the voting common stock of Diversified, a Virginia nonpublic utility corporation headquartered in Roanoke, Virginia. Diversified serves approximately 11,000 active propane accounts in southwestern Virginia and southern West Virginia. Diversified's propane distribution activities are not subject to any federal or state pricing regulation. In addition to propane operations, Diversified maintains a natural gas marketing business which assists large industrial customers in the purchase of natural gas.

      Additional Information. Financial and additional information regarding Roanoke Gas and its subsidiaries is included in the 1998 Annual Report to Shareholders delivered with this proxy statement/prospectus and in the Roanoke Gas Annual Report on Form 10-K for the fiscal year ended September 30, 1998, which is incorporated by reference herein. See "Where You Can Find More Information."

Resources

      Resources is a wholly owned subsidiary of Roanoke Gas and was incorporated on July 31, 1998, for the purpose of accomplishing the proposed merger and reorganization. Resources owns all of the outstanding common stock of RGC Acquisition, a Virginia corporation which was formed on August 12, 1998, also for the purpose of accomplishing the merger and reorganization. Neither Resources nor RGC Acquisition owns any utility assets or engages in any business, or is a holding company under the Public Utility Act.


                     REGULATION OF RESOURCES AND ROANOKE GAS
                AND CERTAIN SUBSIDIARIES AFTER THE REORGANIZATION


Regulation of Resources

      As a result of the reorganization, Resources will become a "public utility holding company" under the Public Utility Act. Simultaneously with the effectiveness of the reorganization, Resources will file with the SEC an exemption statement to exempt itself and its subsidiaries from all provisions of the Public Utility Act, except with respect to certain acquisitions and investments, under the "intrastate" exemption in Section 3 (a) (1). To maintain this exemption, Resources will be required to file a statement annually with the SEC. The exemption may be revoked by the SEC if a substantial question of law or fact exists as to whether Resources is within the parameters of the exemption, or if it appears that the exemption may be detrimental to the public interest or the interest of investors or consumers. If such exemption is revoked and Resources must register as a public utility holding company under the Public Utility Act, Resources' activities will be subject to significant additional regulatory supervision, limitations and restrictions by the SEC. This could materially adversely affect Resources' operations and ability to grow and diversify its nonutility businesses and to diversify its businesses outside of the Commonwealth of Virginia. See "Risk Factors -- Regulation as a Public Utility Holding Company."

      Resources believes that it will be exempt from all provisions of the Public Utility Act except Section 9(a) (2). Section 9(a) (2) requires SEC approval of the direct or indirect acquisition by Resources of five percent or more of the voting securities of any other public utility company. There are also presently limits on the extent to which Resources and its nonutility subsidiaries, even if exempt under the intrastate exemption, can enter into businesses which are not "functionally related" to the public utility business without raising potential issues about Resources' exempt status. Therefore, even exempt companies are limited by the Public Utility Act with respect to their ability to diversify into nonutility businesses. SEC policies regarding the scope of permissible nonutility activities of an exempt public utility holding company are subject to change, but under current law, Resources would be required to remain engaged primarily and predominantly in the public utility business in the Commonwealth of Virginia, which could limit other activities in which Resources might wish to engage. Consequently, these limits on nonutility activities of a public holding company could limit the ability of Resources to invest in other businesses and pursue nonutility related business opportunities.

      In 1994, the SEC issued a release soliciting the views of interested parties on a study being conducted by its staff to develop recommendations regarding certain Congressional concerns and the needs of those affected by regulation under the Public Utility Act. In June 1995, the staff completed its study and issued a report which concluded that significant changes were needed in the current regulatory scheme. The SEC staff report viewed the Public Utility Act as unnecessarily restrictive in many regards which could prevent companies from responding effectively to changes now occurring in the utility industry. Among the staff report's recommendations were three legislative options for the SEC to offer to Congress: repeal of the Public Utility Act with legislation to continue federal protection of consumers; unconditional repeal of the Public Utility Act; or broadening of the SEC's authority to exempt holding companies where state regulation is adequate. Pending legislative action, the staff report recommended that the SEC act administratively to modernize and simplify holding company regulation, reduce delays in current administration and minimize regulatory overlap, including rulemaking proposals and significant changes in the SEC's past interpretations under the Public Utility Act. One of these proposals was a rule to exempt most energy-related diversification within investment limitations. On March 24, 1997, Rule 58 under the Public Utility Act was amended to exempt from the requirements of prior approval by the SEC under
Section 9(a) of the Public Utility Act the acquisition of securities of certain varieties of "energy related companies" subject to aggregate investment limits by registered companies.

      Legislation to repeal the Public Utility Act has been introduced in Congress from time to time. Neither Resources nor Roanoke Gas can predict whether Congress will take any action to significantly modify the Public Utility Act or whether the SEC will take action to further revise or modify significantly its the Public Utility Act rules, decisions and interpretations.

Regulation of Roanoke Gas and Bluefield Gas

      Following completion of the reorganization, the activities of Roanoke Gas will continue to be subject to affirmative regulation by the Virginia Commission, and the activities of Bluefield Gas will continue to be subject to affirmative regulation by the West Virginia Commission. In particular, transactions between Roanoke Gas and any other entity, including Resources, which is an "affiliated interest" of Roanoke Gas within the meaning of the applicable Virginia statutes is subject to prior approval by the Virginia Commission. Similarly, any contract between Bluefield and an affiliate requires the prior consent of the West Virginia Commission. These statutes enable the state regulators effectively to delineate and control the allocation of holding company assets to assure that such assets are not used in a fashion deemed inappropriate or detrimental to the public utility system and its customers. The Virginia Commission and the West Virginia Commission each has full authority to investigate public utilities for purposes of determining efficiency and economy of operation, to conduct continuing reviews and audits and to issue appropriate directives. The Virginia Commission and the West Virginia Commission each reviews cost allocations and, in every rate case, requires the public utility to submit substantial data to support both rate-based components and cost components between or among divisions, utility or nonutility.

         RIGHT OF DISSENTING SHAREHOLDERS TO RECEIVE PAYMENT FOR SHARES

      Roanoke Gas common stockholders entitled to vote on approval of Proposal 1 will be entitled to have the fair value of their shares immediately prior to the consummation of the merger, paid in cash, together with any interest, if any, by complying with the provisions of Article 15 of the Virginia Act. Under Article 15, the determination of the fair value of a dissenter's shares would exclude any appreciation or depreciation in the value of such shares in anticipation of the merger, unless the exclusion would be inequitable.

      A Roanoke Gas common stockholder who desires to exercise his or her dissenters' rights must deliver a written notice and cannot vote FOR Proposal 1. A written notice of such holder's intent to demand payment for his or her shares must be delivered to Roanoke Gas before the taking of the vote on approval of the Proposal. This written notice must be in addition to and separate from voting against, abstaining from voting, or failing to vote on approval of Proposal 1. Voting against, abstaining from voting or failing to vote on approval of Proposal 1 will not constitute written notice of an intent to demand payment within the meaning of Article 15.

      A Roanoke Gas common stockholder electing to exercise dissenters' rights under Article 15 must not vote for approval of Proposal 1. Voting for approval of Proposal 1, or delivering a proxy for the Annual Meeting, will constitute a waiver of such holder's dissenters' rights and will nullify any written notice of an intent to demand payment, unless the proxy specifies a vote against, or abstaining from voting on, approval of Proposal 1.

      A holder of record of Roanoke Gas common stock may assert dissenters' rights as to less than all of the shares registered in the holder's name only if the holder dissents with respect to all shares beneficially owned by any one person and notifies Roanoke Gas in writing of the name and address of each person on whose behalf the holder is asserting dissenters' rights. The rights of a partial dissenter under Article 15 are determined as if the dissenting shares and the holder's other shares were registered in the names of different shareholders.

      A beneficial holder of Roanoke Gas common stock may assert dissenters' rights as to shares held on such holder's behalf only if such holder:

      o submits to Roanoke Gas the record holder's written consent to the dissent not later than the time the beneficial holder asserts dissenters' rights; and

      o does so with respect to all shares of which such holder is the beneficial holder or over which such holder has the power to direct the vote.

      After the merger, Roanoke Gas will, within ten days after the Effective Time, deliver a dissenters' notice to all holders who satisfied the foregoing requirements. The notice will:

      o state where payment demand is to be sent and where and when certificates for dissenting shares are to be deposited;

      o supply a form for demanding payment that includes the date of the first announcement to news media of the reorganization, April 27, 1998, and requires that the person asserting dissenters' rights certify whether or not such person acquired beneficial ownership of such person's dissenting shares before or after such date;

      o set a date by which Roanoke Gas must receive the payment demand, which date may not be less than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

      o     be accompanied by a copy of Article 15.

      A shareholder sent a dissenters' notice must demand payment, certify that such holder acquired beneficial ownership of such holder's dissenting shares before, on or after April 27, 1998, and deposit the certificates representing such holder's dissenting shares per the dissenters' notice. A shareholder who deposits such holder's shares as described in the dissenters' notice retains all other rights as a holder of Roanoke Gas common stock except to the extent such rights are canceled or modified by the consummation of the merger. A shareholder who does not demand payment and deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for such holder's shares under Article 15.

      Except as provided below with respect to after-acquired shares, within thirty days after receipt of a payment demand, Roanoke Gas must pay the dissenter the amount that Roanoke Gas estimates to be the fair value of the dissenter's shares, plus accrued interest. The obligation of Roanoke Gas to make such payment may be enforced by the Circuit Court for the City of Roanoke, Virginia, or, at the election of any dissenter residing or having its principal office in Virginia, by the circuit court in the city or county where the dissenter resides or has the office. The payment by Roanoke Gas will be accompanied by:

      o Roanoke Gas' balance sheet as of the end of a fiscal year ended not more than sixteen months before the Effective Time, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any;

      o an explanation of how Roanoke Gas estimated the fair value of the dissenting shares and of how the interest was calculated;

      o a statement of the dissenter's right to demand payment as described below; and

      o     a copy of Article 15.

      Roanoke Gas may elect to withhold payment from a dissenter who was not the beneficial owner of the dissenting shares on April 27, 1998, in which case Roanoke Gas will estimate the fair value of such after-acquired shares, plus accrued interest, and will offer to pay such amount to each dissenter who agrees to accept it in full satisfaction of such dissenter's demand. Roanoke Gas will send with such offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment as described below.

      Within thirty days after Roanoke Gas makes or offers payment as described above, a dissenter may notify Roanoke Gas in writing of the dissenter's own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payment by Roanoke Gas, or reject Roanoke Gas' offer and demand payment of such estimate.

      If any such demand for payment remains unsettled, within sixty days after receiving the payment demand, Roanoke Gas will petition the Circuit Court for the City of Roanoke, Virginia, to determine the fair value of the shares and the accrued interest and make all dissenters whose demands remain unsettled parties to such proceeding, or pay each dissenter whose demand remains unsettled the amount demanded. Each dissenter made a party to such proceeding is entitled to a judgment for:

      o the amount, if any, by which the court finds that the fair value of the dissenting shares, plus interest, exceeds the amount paid by Roanoke Gas; or

      o the fair value, plus accrued interest, of the dissenter's after-acquired shares for which Roanoke Gas elected to withhold payment.

The court will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and assess the costs against Roanoke Gas or against any dissenters the court finds did not act in good faith in demanding payment.

      The foregoing is only a summary of the rights of a dissenting Roanoke Gas common stock. However, all material terms of the Articles, Bylaws and Virginia Act relating to dissenting shareholders rights have been disclosed. Any holder of Roanoke Gas common stock who intends to dissent from the merger and reorganization should carefully review the text of the applicable provisions of
Article 15 of the Virginia Act set forth in Attachment C to this proxy statement/prospectus and should also consult with the holder's attorney. The failure of a holder of Roanoke Gas common stock to follow precisely procedures summarized above, and set forth in Attachment C, may result in loss of dissenters' rights. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to holders of Roanoke Gas common stock, except as indicated above or otherwise required by law.

      In general, any dissenting shareholder who perfects such holder's right to be paid the fair value of such holder's Roanoke Gas common stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of such cash. See "Federal Income Tax Consequences."


                             MANAGEMENT OF RESOURCES

      The Articles of Resources divide Resources' Board of Directors into three classes in the same manner as the Board of Roanoke Gas, with directors in each class generally being elected for a three-year term. Resources' Bylaws permit its Board of Directors to fix from time to time the number of directors in a range of seven to eleven. Resources' Board of Directors currently is comprised of the same persons who serve on Roanoke Gas' Board of Directors. These same individuals will continue as directors of Resources and Roanoke Gas after the reorganization.

      Similarly, the current officers of Roanoke Gas also serve as the officers of Resources and will continue as officers of Roanoke Gas and Resources after the reorganization.

      For further information concerning persons who are directors and officers of Resources, see "Proposal 2: Election of Directors of Roanoke Gas" and "Security Ownership of Management" in this proxy statement/prospectus and "Executive Officers of the Registrant" following Part I of the Roanoke Gas Company's Annual Report on Form 10-K for the year ended September 30, 1998, which is incorporated by reference herein.


                                  LEGAL OPINION

      The validity of the shares of Resources common stock to be issued in the merger will be passed upon by Woods, Rogers & Hazlegrove, P.L.C., counsel to Roanoke Gas and Resources, 10 South Jefferson Street, Suite 1400, Roanoke, Virginia 24011. Wilbur L. Hazlegrove, a director of Roanoke Gas and Resources, is Of Counsel to Woods, Rogers & Hazlegrove, P.L.C. The principals of the firm of Woods, Rogers & Hazlegrove, P.L.C. beneficially owned, as of November 30, 1998, approximately 62,000 shares of Roanoke Gas common stock.

                                     EXPERTS

      The 1998 consolidated financial statements incorporated in this proxy statement/prospectus by reference from the Roanoke Gas Company's Annual Report on Form 10-K for the year ended September 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Roanoke Gas Company and subsidiaries as of September 30, 1997 and for each of the years in the two-year period ended September 30, 1997, have been included and incorporated by reference in this Prospectus and elsewhere in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      See "Independent Public Accountants" below.

      The Board of Directors of Roanoke Gas has unanimously approved the holding company reorganization, adopted the agreement, and believes the reorganization to be in the best interests of Roanoke Gas and its shareholders, and recommends that the holders of Roanoke Gas common stock vote "FOR" Proposal 1 at the Annual Meeting.

                                   PROPOSAL 2

                      ELECTION OF DIRECTORS OF ROANOKE GAS

      Increasingly in recent years, officers of the Roanoke Gas have been approached by others to open discussions for acquisition of Roanoke Gas. The Board of Directors does not believe that it is obligated to shareholders to sell, hold out for sale or engage in discussions for sale of Roanoke Gas and has formally acted to direct officers and individual directors to advise those who may propose acquisition or discussions for acquisition that Roanoke Gas is not now for sale under any arrangement requiring Board approval.

      Roanoke Gas' Board of Directors is divided into three classes (A, B and C) with staggered three-year terms. The current term of office of the Class B directors expires at the 1999 Annual Meeting. The terms of the Class C and Class A directors will expire in 2000 and 2001, respectively.

      There are three management nominees for Class B directors: Lynn D. Avis,
J. Allen Layman and Thomas L. Robertson. All nominees currently serve on the Board and are standing for reelection.

      Unless authorization is withheld, the persons named as proxies will vote for the election of the nominees named below. Each nominee has agreed to serve if elected. In the event any nominee shall unexpectedly be unable to serve, the proxies will be voted for such other persons as the Board may designate. The present principal occupation or employment and employment during the past five years and the office, if any, held with Roanoke Gas are set forth below opposite the name of each nominee and director. Proxies cannot be voted for a greater number of persons than the number of nominees.

      The Board of Directors recommends a vote "FOR" each of the nominees for Class B Director.



                              Year In                                                                              Year in
                               Which                                                                            Which Director
                           First Elected                                                                       Assumed Principal
Name and Age                As Director                    Principal Occupation                                   Occupation
NOMINEES FOR DIRECTOR

CLASS B DIRECTORS (Serving until 2002 Annual Meeting)

Lynn D. Avis                     1986         President, Avis Construction Co., Inc. (Construction company)           1977
    Age 64

J. Allen Layman                  1991         President and Chief Executive Officer, R&B Communications,              1990
    Age 46                                    Inc.(Telecommunications)

Thomas L. Robertson              1986         President and Chief Executive Officer, Carilion Health System           1986
    Age 55                                    and Carilion Medical Center; Director, Roanoke Electric Steel
                                              Corporation, 1992


                                       32


DIRECTORS CONTINUING IN OFFICE

CLASS C DIRECTORS (Serving until 2000 Annual Meeting)

Frank T. Ellett                  1983         President, Virginia Truck Center, Inc. (Sale, lease and service of      1981
    Age 60                                    heavy trucks)

F. A. Farmer, Jr.                1979         Chairman of the Board of Directors of Roanoke Gas since January         1996
    Age 66                                    1996; President and Chief Executive Officer of Roanoke Gas,
                                              January 1991 to February 1998

W. L. Hazlegrove                 1979         Of Counsel, law firm of Woods, Rogers & Hazlegrove, P.L.C.;             1954
    Age 69                                    Vice President and General Counsel of Roanoke Gas, 1984-1994

CLASS A DIRECTORS (Serving until 2001 Annual Meeting)

Abney S. Boxley, III             1994         President, W. W. Boxley Co. (Crushed stone supplier); Director,         1988
    Age 40                                    Valley Financial Corporation, 1994

S. Frank Smith                   1990         Vice President, Coastal Coal Co., LLC (Marketers and sellers of         1986
    Age 50                                    coal)

John B. Williamson, III          1993         President and CEO of Roanoke Gas; Vice President-Rates                  1998
    Age 44                                    and Finance, January 1993 to February 1998; Director
                                              of Rates and Finance, April 1992 to January 1993


                        SECURITY OWNERSHIP OF MANAGEMENT

      The following table sets forth, as of January 20, 1999, certain information regarding the beneficial ownership of the common stock of Roanoke Gas by each director, nominee and named executive officer and by all directors and executive officers as a group. Unless otherwise noted in the footnotes to the table, the named persons have sole voting and investment power with respect to all outstanding shares of Roanoke Gas common stock shown as beneficially owned by them.


                                  Shares of Common
   Name of                      Stock Beneficially Owned

Beneficial Owner                  As of 1/20/99(1)         Percent of Class

Lynn D. Avis                           9,161                      .5%
Abney S. Boxley, III                   4,392                      .2%
Frank T. Ellett                        6,539                      .4%
Frank A. Farmer, Jr.                 42,535(2)                   2.4%
Wilbur L. Hazlegrove                 35,966(3)                     2%
J. Allen Layman                        5,293                      .3%
Thomas L. Robertson                    6,108                      .3%
S. Frank Smith                         6,328                      .4%
John B. Williamson, III              12,219(4)                    .7%
All Directors and Executive         147,595(5)                   8.2%
  Officers as a Group (12
  persons)

   ----------------------

(1) Includes restricted shares purchased by directors under the Restricted Stock Plan For Outside Directors.
(2) Includes 9,405 shares owned by spouse.
(3) Includes 11,144 shares owned by spouse.
(4) Includes 10,000 shares which Mr. Williamson has the right to acquire through the exercise of stock options.
(5) Includes an aggregate of 25,000 shares which executive officers have the right to acquire through the exercise of stock options.


                        BOARD OF DIRECTORS AND COMMITTEES

Audit Committee

      The Audit Committee of the Board of Directors, composed of Messrs. Boxley, Ellett, Layman, Robertson and Smith, meets at least annually with Roanoke Gas' chief financial officer, the independent auditors of Roanoke Gas, and certain appropriate officers of Roanoke Gas. The basic functions of this Committee include reviewing significant financial information, reviewing accounting procedures and internal controls and recommending the selection of Roanoke Gas' independent auditors. The Audit Committee met three times during the 1998 fiscal year.

Executive and Nominating Committee

      The Executive and Nominating Committee of the Board of Directors, which is composed of Messrs. Avis, Hazlegrove, Ellett and Layman, is empowered to exercise all authority of the Board of Directors, except with respect to matters reserved for the Board by Virginia law. Thus, in the absence of nominations by the Board of Directors, this Committee may nominate persons as management's nominees for election to the Board of Directors by the shareholders at Roanoke Gas' annual meeting. The Board of Directors does not have a standing nominating committee as such.

Compensation Committee

      The Compensation Committee of the Board of Directors is composed of Messrs. Avis, Boxley, Ellett, Layman and Smith. This Committee meets as necessary to consider and make recommendations to the Board of Directors concerning the salaries of the Chief Executive Officer, Chief Operating Officer, Secretary/Treasurer, Vice President - Marketing, and Assistant Vice President - Human Resources of Roanoke Gas. This Committee met one time during the 1998 fiscal year.

Meetings of the Board and Committees

      The Board of Directors met twelve times during the 1998 fiscal year. With the exception of Mr. Robertson, the incumbent members of the Board attended in fiscal year 1998, at least 75 percent of the aggregate of the total number of meetings of the Board and the total number of meetings held by all Committees of the Board on which they served. The Board held three Audit Committee meetings and one Compensation Committee Meeting. Specifically, all Board members attended all meetings, with the following exceptions:

      o     Mr. Robertson missed five Board meetings and two committee meetings.

      o     Mr. Hazlegrove missed three Board meetings.

      o     Mr. Layman missed two Board meetings.

      o     Mr. Smith missed one Board meeting and one committee meeting.

      o     Mr. Boxley missed one Board meeting.


                             EXECUTIVE COMPENSATION

      The following table contains information with respect to the individual compensation of the following officers for services in all capacities to Roanoke Gas and its subsidiaries for the fiscal years ended September 30, 1998, 1997 and 1996. On February 1, 1998, Mr. Farmer retired as President and Chief Executive Officer of Roanoke Gas. On that date, Mr. Williamson became President and Chief Executive Officer of Roanoke Gas and Mr. Pendleton became Executive Vice President and Chief Operating Officer of Roanoke Gas.

                           Summary Compensation Table

                                                                        Long-Term
                                          Annual Compensation          Compensation
                                     ------------------------------  ----------------
    Name and                                                                Awards           All Other
    Principal Position         Year       Salary($)       Bonus($)(1)     Options/SARs     Compensation($)(2)
------------------------- ---------- --------------  --------------  ---------------- --------------------

Frank A. Farmer, Jr.         1998          119,022          15,000           0               1,637
   President and Chief       1997          169,875          20,000        8,000              7,965
   Executive Officer until   1996          158,858          11,000        5,000              5,089
   February 1, 1998

John B. Williamson, III      1998          111,164           7,500        3,500              4,974
   President and Chief       1997           82,773          10,000        4,000              3,888
   Executive Officer as of   1996           78,935           5,000        2,500              2,515
   February 1, 1998




                                       35





Arthur L. Pendleton          1998          100,332           7,500        1,500              4,519
   Senior Vice President     1997           82,248          10,000        4,000              3,863
   & Chief Operating         1996           79,734           5,000        2,500              2,535
   Officer


-----------------
(1) Bonus paid in current year for previous year's performance.
(2) Consists entirely of Roanoke Gas' contribution under the Employees' 401(k) Plan.



                                          Option Grants in Last Fiscal Year

                                               Individual Grants
                       ------------------------------------------------------------------   Potential Realizable
                                    % of Total                                              Value(1) at Assumed
                        Number of     Options                      Market                     Annual Rates of
                        Securities  Granted to      Exercise      Price on                      Stock Price
                        Underlying   Employees      or Base        Date of                    Appreciation for
                         Options     in Fiscal       Price          Grant     Expiration        Option Term
                                                                                          ------------------------
Name                    Granted (#)    Year       ($/Share)(2)    ($/Share)      Date        5%($)       10%($)
---------------------- ------------------------- -------------- ------------------------- ----------- ------------
John B. Williamson, III   3,500        22.6%        $20.625        $20.625     01/05/08      117,600      187,250
Arthur L. Pendleton       1,500         9.7%        $20.625        $20.625     01/05/08       50,400       80,250


--------------------

(1)The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and therefore are not intended to forecast possible future appreciation, if any, of Roanoke Gas' stock price. Additionally, these values do not take into consideration the provisions of the options providing for nontransferability or termination of the options following termination of employment. Roanoke Gas did not use an alternative formula for a grant date valuation, as it is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.
(2)The exercise price of the options granted is equal to the closing sales price of Roanoke Gas common stock on the Nasdaq National Market on the date of grant. Options generally expire ten years from the date of grant.



                 Aggregate Option Exercises in Last Fiscal Year
                        and Fiscal Year-End Option Values
                                                                                       Value of
                                                                Number of             Unexercised
                          Shares                               Unexercised           in-the-money
                       Acquired on          Value           Options at fiscal      options at fiscal
Name                   Exercise (#)      Realized ($)         year-end (#)           year-end ($)
-------------------   --------------    --------------    ---------------------  ---------------------
                                                              Exercisable/           Exercisable/
                                                              Unexercisable          Unexercisable
                                                          ---------------------  ---------------------
Frank A. Farmer, Jr.      13,000            31,250                 0/0                    0/0




Retirement Plan

      Roanoke Gas has in effect a noncontributory Retirement Plan. The costs of benefits under the Plan, which are borne by Roanoke Gas, are computed actuarially and defrayed by earnings from the Plan's investments and/or annual contributions of Roanoke Gas. The Plan generally provides for the monthly payment, at normal retirement age 65, of the greater of (a) the participant's accrued benefit as of December 31, 1988 under the formula then in effect or (b) one-twelfth of (1) plus (2) minus (3) as follows:

      (1) 1.2% of the participant's average compensation for his highest consecutive sixty months of service multiplied by years of credited service up to thirty years,

      (2) .65% of the participant's average compensation for his highest consecutive sixty months of service in excess of covered compensation (generally defined as the average of Social Security wage bases over a participant's assumed working lifetime) multiplied by years of credited service up to thirty years, and

      (3) the participant's balance, if any, from Roanoke Gas' former profit sharing plan.

Early retirement with reduced monthly benefits is available at age 55 after ten years' service. Provisions also are made for vesting of benefits after five years of service and for disability and death benefits. All employees who have completed one year of service to Roanoke Gas and are credited with at least 1,000 hours of service in a Plan year are eligible to participate in the Plan.

      At age 65, for Plan purposes, Mr. Williamson and Mr. Pendleton will have 28 and 37 credited years of service, respectively. Upon his retirement on February 1, 1998, Mr. Farmer, at age 65, had 34 credited years of service.

      The compensation covered by the Plan includes the total of all amounts paid to a participant by Roanoke Gas for personal services reported on the participant's federal income tax withholding statement (Form W-2), up to certain statutory limits. For 1998, these earnings are limited to $160,000. This limit is indexed for cost of living after 1994.


                                        Estimated Annual Pension For
                                 Representative Years of Credited Service(1)
                         -----------------------------------------------------------
Highest Sixty Months
Average Compensation        15          20           25           30          35
--------------------        ==          ==           ==           ==          ==

     $125,000           $ 31,800     $42,400     $ 52,900     $ 63,500     $63,500
      150,000             38,700      51,600       64,500       77,400      77,400
      175,000             39,300      52,300       65,400       78,500      78,500
      200,000             39,300      52,300       65,400       78,500      78,500

-----------------

(1) The benefit amounts assume the employee is retiring at normal retirement age (age 65). The benefit amounts listed in the table are computed as a straight life annuity. No offset to pension benefits due to the Profit-Sharing Plan (which has been converted into the 401(k) Plan) is reflected. Benefits are not reduced by Social Security.


         REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

      The Compensation Committee, which is made up of five members of the Board of Directors who are not officers or employees of Roanoke Gas, is responsible for setting and administering the policies that govern the annual compensation paid to the executive officers of Roanoke Gas, including the Chief Executive Officer.

      In fiscal 1998, annual salary continued to be the primary component of compensation for executive officers of Roanoke Gas. This is based in large part on concern that external factors beyond the control of Roanoke Gas executives, such as weather and regulatory decisions, may have a significant impact on corporate performance.

      The Compensation Committee recommends, for approval by the Board of Directors, the annual salaries of executive officers. Salaries are based on the respective positions held by the executive officers, including their accomplishments, level of responsibility and experience and the relationship of such salaries to the salaries of other Roanoke Gas managers and employees. In this regard, the Compensation Committee reviews the Chief Executive Officer's recommendations on compensation of the other executive officers and information concerning executive compensation at other companies in the American Gas Association. Such other companies are included in (but do not solely comprise) both of the peer indices reflected in the Performance Graph below. The Compensation Committee also considers overall corporate performance, customer service and satisfaction, relationships with regulatory agencies and the ability to manage and maintain a competent work force in preparing its compensation recommendations.

      Under Roanoke Gas' Stock Bonus Plan, the Compensation Committee approved the payment in fiscal 1998 of bonuses to the Chief Executive Officer and other executive officers of Roanoke Gas for outstanding performance during the fiscal year 1997. The Stock Bonus Plan is intended to allow the Board of Directors to award individual or collective superior performance that has resulted in enhanced shareholder value or returns and to encourage increased ownership of Roanoke Gas common stock by officers and management. The Stock Bonus Plan is administered by the Compensation Committee, which considers recommendations from Roanoke Gas' President. Roanoke Gas' bonus award proposals are subject to approval of the Board of Directors. Under the Stock Bonus Plan, executive officers of Roanoke Gas are encouraged to own a position in Roanoke Gas common stock of at least 50% of the value of their annual salary. To promote this policy, the Plan provides that all officers with stock ownership positions below 50% of the value of their annual salaries must, unless approved by the Compensation Committee, receive no less than 50% of any performance bonus in the form of Roanoke Gas common stock. Bonus amounts, if any, for a fiscal year will generally be determined in the January following that fiscal year-end. Bonus award determinations under the Stock Bonus Plan for performance in the 1997 fiscal year were based on the performance of Roanoke Gas, combined with an analysis of the individual contributions of officers receiving the bonuses to the overall performance of Roanoke Gas.

      Roanoke Gas adopted a Key Employee Stock Option Plan, which became effective January 1996. The Plan is intended to provide Roanoke Gas' executive officers with long-term (ten-year) incentives and rewards tied to the price of Roanoke Gas common stock. The Compensation Committee believes that stock options will assist Roanoke Gas in attracting, maintaining and motivating officers and other key employees of Roanoke Gas, upon whose judgment, initiative and efforts Roanoke Gas depends, by providing such persons with the opportunity to acquire an equity interest in Roanoke Gas. Stock options are used to provide executive officers additional incentive to use their best efforts and superior performances to promote the best interest of Roanoke Gas and the shareholders.

      In making its recommendation regarding Mr. Williamson's 1998 compensation as the Chief Executive Officer, the Compensation Committee considered all of the criteria above. Specific consideration also was given to Mr. Williamson's efforts toward cost containment, Roanoke Gas' improved earnings and shareholder and customer growth in the preceding fiscal year. During 1998, Mr. Williamson received a bonus of $7,500, which he elected to take in Roanoke Gas common stock, for his performance during the fiscal year 1997. The amount of the bonus was determined based upon Mr. Williamson's success during 1997 in monitoring operational and capital budgets for maximum cost efficiency. The control of costs, operational and financing, resulted in improved earnings for Roanoke Gas. Mr. Williamson also received during fiscal 1998 an option under the Key Employee Stock Option Plan to purchase 3,500 shares of Roanoke Gas common stock. The number of shares subject to the option was established based on the Compensation Committee's determination that 3,500 option shares provided a reasonable additional incentive for the Chief Executive Officer to place added emphasis on enhancing share value through management practices while being generally moderate in the total grant.

      Mr. Farmer retired as Chief Executive Officer of Roanoke Gas on February 1, 1998. Mr. Farmer's fiscal 1998 compensation as Chief Executive prior to his retirement was a continuation of his salary for fiscal 1997, which originally was based on his performance in fiscal 1996. Mr. Farmer received a bonus of $15,000 in fiscal 1998, for performance in fiscal 1997. The amount of the bonus was based upon Roanoke Gas' improved earnings and significant customer growth under Mr. Farmer's leadership in fiscal 1997.


                 Submitted by the Compensation Committee of the
                       Board of Directors of Roanoke Gas:

              Lynn D. Avis, Abney S. Boxley, III, Frank T. Ellett,
                        J. Allen Layman, S. Frank Smith

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      John B. Williamson, III, President and Chief Executive Officer of Roanoke Gas, serves as a director of R & B Communications, Inc. J. Allen Layman, who is a director of Roanoke Gas and serves on the Compensation Committee of the Board of Directors of Roanoke Gas, is President and Chief Executive Officer of R & B Communications, Inc.


                                PERFORMANCE GRAPH

      The following graph compares the yearly percentage change and the cumulative total of shareholder return on Roanoke Gas common stock with the cumulative return on the Standard and Poor's Utilities Index and the Edward Jones Natural Gas Distribution Index for the five-year period commencing on September 30, 1993 and ending on September 30, 1998. These comparisons assume the investment of $100 in Roanoke Gas common stock and each of the indices on September 30, 1993 and the reinvestment of dividends.

[PERFORMANCE GRAPHIC APPEARS HERE]






-------------------------------------------------------------------------------------------
                                1993      1994      1995      1996      1997       1998
-------------------------------------------------------------------------------------------
Roanoke Gas Comapny             $100       115       106      129        141       161
-------------------------------------------------------------------------------------------
S&P Utilities                   $100       87        111      119        136       177
-------------------------------------------------------------------------------------------
Edward Jones Natural Gas
Distribution Index              $100       87        98       117        134       150
-------------------------------------------------------------------------------------------


                          TRANSACTIONS WITH MANAGEMENT

      The law firm of Woods, Rogers & Hazlegrove, P.L.C., of which W. L. Hazlegrove, a director of Roanoke Gas, is Of Counsel, rendered legal services to Roanoke Gas during fiscal 1998, and it is anticipated that similar legal services will be provided by that firm to Roanoke Gas in fiscal 1999.

      Effective February 1, 1998, Frank A. Farmer, Jr., retired President and Chief Executive Officer of Roanoke Gas, entered into an agreement to provide consulting services to Roanoke Gas. Under the agreement, Mr. Farmer will serve as Chairman of the Board of Directors of Roanoke Gas and perform such duties and responsibilities as may be assigned to him by the Board. During the term of the agreement, Mr. Farmer will not accept engagements for compensation by any party that is in competition or could reasonably expect to be in competition with Roanoke Gas. The consulting agreement provides that Roanoke Gas will pay Mr. Farmer annual compensation in the amount of $82,500. The consulting agreement, by its terms, terminates on January 31, 1999, unless it is extended. The agreement also may be terminated in the event of disability of Mr. Farmer which renders him unable to provide services as contemplated under the agreement, or for just case.


                            REMUNERATION OF DIRECTORS

      Directors are compensated $6,000 per year in addition to receiving fees for meetings of Roanoke Gas' Board of Directors and of Committees of the Board which they attend. Mr. Farmer and Mr. Williamson are not compensated for attendance at Board and Committee meetings and do not receive $6,000 per year for service as a Board member. The schedule of fees paid to directors for each such meeting attended is as follows:

            Board of Directors                    $ 400
            Executive and Nominating Committee    $ 400
            Audit Committee                       $ 400
            Compensation Committee                $ 400

      However, the fee for any Committee meetings held the same day as a Board meeting is $250.

Restricted Stock Plan for Outside Directors

      The Board of Directors of Roanoke Gas implemented the Roanoke Gas Company Restricted Stock Plan for Outside Directors effective January 27, 1997. The Plan is applicable to not more than 50,000 shares of Roanoke Gas common stock.

      Under the plan, a minimum of 40% of the monthly retainer fee paid to each nonemployee director of Roanoke Gas is paid in restricted shares of common stock. The number of shares of restricted stock is calculated each month based on the closing sales price of Roanoke Gas common stock on the Nasdaq National Market on the first day of the month, if the first day of the month is a trading day, or if not, the first trading day prior to the first day of the month. Beginning in fiscal 1998, a participant could, subject to approval of the Board, elect to receive up to 100% of his retainer fee for the fiscal year in restricted stock. Such election cannot be revoked or amended during the fiscal year.

      The shares of restricted stock of Roanoke Gas issued under the plan will vest only in the case of a participant's death, disability, retirement (including not standing for reelection to the Board), or in the event of a change in control of Roanoke Gas. There is no option to take cash in lieu of stock upon vesting of shares under the plan. The restricted stock may not be sold, transferred, assigned or pledged by the participant until the shares have vested under the terms of the plan. At the time the restricted stock vests, a certificate for vested shares will be delivered to the participant or the participant's beneficiary.

      The shares of restricted stock will be forfeited to Roanoke Gas by a participant's voluntary resignation during his term on the Board or removal for cause as a director.

      Subject to the terms of the plan, a participant, as owner of the restricted stock, has all rights of a shareholder, including but not limited to, voting rights, the right to receive cash or stock dividends, and the right to participate in any capital adjustment of Roanoke Gas. Roanoke Gas requires that all dividends or other distributions paid on shares of restricted stock be automatically sequestered and reinvested on an immediate or deferred basis in additional restricted stock.

      All directors, except Mr. Farmer and Mr. Williamson, who do not qualify as outside directors, participated in the plan in fiscal 1998. The directors received, in the aggregate, 422.782 shares of restricted stock in fiscal 1998, valued at approximately $8,244. This value was calculated using the closing price of $19.50 per share of Roanoke Gas common stock on September 30, 1998.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934 requires Roanoke Gas' executive officers and directors, and any persons who own more than 10% of Roanoke Gas' common stock, to file reports of ownership and changes in ownership of Roanoke Gas common stock with the SEC. Based on its review of the copies of such forms furnished to it and written representations from certain reporting persons that no other reports are required, Roanoke Gas believes that in fiscal 1998 one report for one transaction was filed late by John S. D'Orazio and one report for two transactions was filed late by Frank A. Farmer.


                         INDEPENDENT PUBLIC ACCOUNTANTS

     At its meeting on July 28, 1997, the Board of Directors of Roanoke Gas, upon recommendation of the Audit Committee, appointed Deloitte & Touche LLP as independent accountants to audit the financial statements of Roanoke Gas and its subsidiaries for the years ending September 30, 1998, 1999 and 2000. KPMG LLP previously had served as Roanoke Gas' certifying accountants since 1990. The Board of Directors solicited competitive bids from accountants interested in serving as Roanoke Gas' auditor. From the bids received, the Audit Committee recommended Deloitte & Touche LLP to the Board of Directors. KPMG received notification on July 30, 1997 that their appointment as principal accountants would be terminated upon completion of the 1997 audit. KPMG's engagement terminated effective December 19, 1997.

      KPMG's auditors' reports on Roanoke Gas' financial statements for the two fiscal years ended September 30, 1997, contained no adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During Roanoke Gas' fiscal years ending September 30, 1997 and 1996 and during the subsequent interim period through December 19, 1997, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused it to make a reference to the subject matter of the disagreement in its auditors' reports.

                                  OTHER MATTERS

      Management does not know of any matters to be presented at the Annual Meeting of Shareholders other than the election of directors. However, if any other matters properly come before the meeting, proxies received under this solicitation will be voted thereon in the discretion of the proxyholder.


                              SHAREHOLDER PROPOSALS

      If the reorganization is consummated, shareholder proposals intended for inclusion in the 2000 Proxy Statement of Resources should be sent to the Secretary of Resources at 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, and must be received by August 13, 1999.

      Resources' Bylaws limit the business to be transacted at a meeting of shareholders to that specified in the notice of the meeting, those otherwise properly presented by the Board of Directors and those presented by a shareholder of record of Resources. Proposals not meeting the requirements of the Bylaws will not be entertained at a shareholder's meeting.

      If the reorganization is not consummated, shareholder proposals intended for inclusion in the 2000 Proxy Statement of Roanoke Gas should be sent to the Secretary of Roanoke Gas at 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, and must be received by August 13, 1999. If the reorganization is not consummated, Roanoke Gas' proxies shall have discretionary authority to vote on any shareholder proposal presented at the 2000 Annual Meeting by means other than inclusion in Roanoke Gas' proxy statement if Roanoke Gas has not received written notice of such proposal on or before October 27, 1999.

      See the discussion under "Certain Differences in Rights of Roanoke Gas and Resources Shareholders -- Shareholders Proposals" in this proxy statement/prospectus.


                       WHERE YOU CAN FIND MORE INFORMATION

      Roanoke Gas (File No. 0-367) files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Roanoke Gas files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Roanoke Gas public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning Roanoke Gas may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006-1506. Roanoke Gas common stock is included for quotation on the Nasdaq National Market under the symbol "RGCO."

      Resources has filed the Registration Statement to register with the SEC the shares of Resources common stock to be issued to Roanoke Gas shareholders in the merger. This proxy statement/prospectus is a part of the Registration Statement and constitutes a prospectus of Resources and a proxy statement of Roanoke Gas for the Annual Shareholders Meeting.

      As allowed by SEC rules, this proxy statement/prospectus does not contain all the information that shareholders can find in the Registration Statement or the exhibits to the Registration Statement.

      The SEC allows Roanoke Gas to "incorporate by reference" information into this proxy statement/prospectus, which means that Roanoke Gas can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus.

      This proxy statement/prospectus incorporates by reference the Roanoke Gas Annual Report on Form 10-K for the year ended September 30, 1998, which has previously been filed with the SEC. The 1998 Annual Report to Shareholders of Roanoke Gas, which is being delivered with this proxy statement/prospectus, also is incorporated by reference in this proxy statement/prospectus. These documents contain important information about Roanoke Gas and its financial condition.

      Roanoke Gas also incorporates by reference into this proxy statement/prospectus any additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date of the Annual Meeting. These include periodic reports, such as Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

      If you are a shareholder of Roanoke Gas, you can obtain the documents incorporated by reference from Roanoke Gas or the SEC or the SEC's Internet World Wide Web site described above. Documents incorporated by reference are available from Roanoke Gas without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this proxy statement/prospectus. Shareholders may obtain exhibits not specifically incorporated into the proxy statement/prospectus from Roanoke Gas upon payment of a reasonable fee which shall be limited to our reasonable expenses in furnishing such exhibit. Shareholders of Roanoke Gas may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Roanoke Gas at the following address: Roanoke Gas Company, 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, Attention: Roger
L. Baumgardner.

      If you would like to request documents from Roanoke Gas, please do so by March 24, 1999, to receive them before the Annual Meeting. If you request any incorporated documents from us, we will mail them to you by first-class mail, or other equally prompt means, within one business day of our receipt of your request.

      You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote your shares at the Roanoke Gas Annual Meeting. Roanoke Gas and Resources have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated February 5, 1999. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Resources' securities in the merger shall create any implication to the contrary.

                           ------------------------


      Please indicate how you want to vote, and sign date and mail the enclosed proxy promptly in the enclosed postage-paid envelope.


                                          ROANOKE GAS COMPANY



                                          JOHN B. WILLIAMSON, III
                                          President and Chief Executive Officer

February 5, 1999

                                                                      Appendix A


                 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made as of September 28, 1998, by and among ROANOKE GAS COMPANY, a Virginia public service corporation ("Roanoke Gas"), RGC ACQUISITION CORP., a Virginia corporation ("Acquisition"), RGC RESOURCES, INC., a Virginia corporation ("Resources"), DIVERSIFIED ENERGY COMPANY, a Virginia corporation ("Diversified"), BLUEFIELD GAS COMPANY, a West Virginia public service corporation ("Bluefield"), and COMMONWEALTH PUBLIC SERVICE CORPORATION, a Virginia public service corporation ("Commonwealth"), provides as follows:

                                    RECITALS:

        A. Roanoke Gas has authorized capital stock consisting of 3,000,000 shares of common stock, $5.00 par value per share ("Roanoke Gas Common Stock"), of which 1,794,416 shares are issued and outstanding; and

        B. Acquisition has authorized capital stock consisting of 5,000 shares of common stock ("Acquisition Common Stock"), no par value per share, of which 10 shares are issued and outstanding and owned beneficially and of record by Resources; and

        C. Resources has authorized capital stock consisting of 10,000,000 shares of common stock, $5.00 par value per share ("Resources Common Stock"), of which 10 shares are issued and outstanding and owned beneficially and of record by Roanoke Gas, and 5,000,000 shares of Preferred Stock, no par value per share, none of which have been issued; and

        D. Diversified has authorized capital stock consisting of 15,000 shares of common stock, $10 par value per share ("Diversified Common Stock"), of which 11,000 shares are issued and outstanding and owned beneficially and of record by Roanoke Gas; and

        E. Bluefield has authorized capital stock consisting of 250,000 shares of common stock, $0.20 par value per share ("Bluefield Common Stock"), of which 247,520 shares are issued and outstanding and owned beneficially and of record by Roanoke Gas; and

        F. Commonwealth has authorized capital stock consisting of 500 shares of common stock, $100.00 par value per share ("Commonwealth Common Stock"), of which 5 shares are issued and outstanding and owned beneficially and of record by Bluefield; and

        G. The Boards of Directors of Roanoke Gas, Acquisition and Resources deem it advisable to merge Acquisition with and into Roanoke Gas in accordance with the Virginia Stock Corporation Act ("Virginia Stock Corporation Act") and this Agreement for the purpose of establishing Resources as the parent corporation of Roanoke Gas; and

        H. The Boards of Directors of the parties hereto deem it advisable to undertake the other reorganization matters set forth herein.

                                   AGREEMENT:

        NOW, THEREFORE, in consideration of the premises and agreements contained herein, the parties agree that (i) Roanoke Gas shall be merged with and into Acquisition (the "Merger"), (ii) Roanoke Gas shall be the corporation surviving the Merger, (iii) Commonwealth shall become a wholly owned subsidiary of and then be merged into, Roanoke Gas, (iv) Bluefield and Diversified shall each become wholly owned subsidiaries of Resources and (v) the terms and conditions of the Merger and the other reorganization matters, the mode of carrying them into effect, the manner of converting, exchanging and/or transferring shares of capital stock of the parties hereto and other matters relating thereto shall be as follows:


                                    ARTICLE 1
                                   THE MERGER

        1.1 Articles of Merger. Subject to and in accordance with the provisions of this Agreement, in the event this Agreement and Plan of Merger and Reorganization is approved by the stockholders of Roanoke Gas in accordance with the Virginia Stock Corporation Act, Articles of Merger of Roanoke Gas shall be delivered to the Clerk's Office of the Virginia State Corporation Commission for filing, all as provided by the Virginia Stock Corporation Act.

        1.2 Effective Time. The Merger shall become effective at the time of filing on the date on which the Articles of Merger are filed with the Clerk's Office of the Virginia State Corporation Commission, as contemplated by Section
1.1 above, unless otherwise specified in such Articles of Merger (the "Effective Time"). At the Effective Time, the separate existence of Acquisition shall cease and Acquisition shall be merged with and into Roanoke Gas, which shall continue its corporate existence as the surviving corporation (Roanoke Gas and Acquisition being sometimes referred to herein as the "Constituent Corporations" and Roanoke Gas, as the surviving corporation, being sometimes referred to herein as the "Surviving Corporation"). Roanoke Gas shall succeed, without other transfer, to all the rights and property of Acquisition and shall be subject to all the debts and liabilities of Acquisition in the same manner as if Roanoke Gas had itself incurred them. All rights of creditors and all liens upon the property of each of Roanoke Gas and Acquisition shall be preserved unimpaired.

        1.3 Appropriate Actions. Prior to and after the Effective Time, Resources, Roanoke Gas and Acquisition, respectively, shall take all such actions as may be necessary or appropriate in order to effectuate the Merger. In this connection, Resources shall issue and pay the shares of Resources Common Stock into which outstanding shares of Roanoke Gas Common Stock will be converted on the basis and to the extent provided in Article 2 of this Agreement, and shall take such other actions as are necessary to fulfill Resources' obligations hereunder, including, without limitation, those specified in Article 6 of this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full title to all properties, assets, privileges, rights, immunities and franchises of either of the Constituent Corporations, the officers and directors of each of the Constituent Corporations as of the Effective Time shall take all such further action.


                                    ARTICLE 2
                   TERMS OF CONVERSION AND EXCHANGE OF SHARES

        2.1 Roanoke Gas Common Stock. At the Effective Time, shares of Roanoke Gas Common Stock issued and outstanding immediately prior to the Merger shall be automatically changed and converted into shares of Resources Common Stock, at the ratio of one share of Resources Common Stock for each one share of Roanoke Gas Common Stock, and such Resources Common Stock shall thereupon be issued and fully-paid and non-assessable; provided, however, that such conversion shall not affect shares of holders, if any, who perfect their rights as dissenting stockholders under the Virginia Stock Corporation Act with respect to such shares.

        2.2 Acquisition Shares. The shares of Acquisition Common Stock issued and outstanding immediately prior to the Merger shall be automatically changed and converted into all of the issued and outstanding shares of Common Stock of the Surviving Corporation, which shall thereupon be issued and fully-paid and non-assessable, with the effect that the number of issued and outstanding shares of Common Stock of the Surviving Corporation shall be the same as the number of issued and outstanding shares of Acquisition Common Stock immediately prior to the Effective Time.

        2.3 Resources Shares. Each share of Resources Common Stock issued and outstanding immediately prior to the Merger shall be canceled.


                                    ARTICLE 3
                      ARTICLES OF INCORPORATION AND BYLAWS

        3.1 Roanoke Gas Articles. From and after the Effective Time, and until thereafter amended as provided by law, the Articles of Incorporation of Roanoke Gas as in effect immediately prior to the Merger shall be and continue to be the Articles of Incorporation of the Surviving Corporation.

        3.2 Roanoke Gas By-Laws. From and after the Effective Time, and until thereafter amended as provided by law, the By-Laws of Roanoke Gas as in effect immediately prior to the Merger shall be and continue to be the By-Laws of the Surviving Corporation.

        3.3 Resources Articles and Bylaws. From and after the Effective Time, and until thereafter amended as provided by law, the Articles of Incorporation and Bylaws of Resources as in effect immediately prior to the Merger shall be and continue unchanged to be the Articles of Incorporation and By-Laws of Resources.


                                    ARTICLE 4
                             DIRECTORS AND OFFICERS

        4.1 Roanoke Gas Directors and Officers. The persons who are directors and officers of Roanoke Gas immediately prior to the Merger shall continue as directors and officers, respectively, of the Surviving Corporation and shall continue to hold office as provided in the Articles of Incorporation and Bylaws of the Surviving Corporation. If, at or following the Effective Time, a vacancy shall exist in the Board of Directors or in the position of any officer of the Surviving Corporation, such vacancy may be filled in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation.

        4.2 Resources Directors and Officers. The persons who are directors and officers of Resources immediately prior to the Merger shall continue as directors and officers, respectively, of Resources and shall continue to hold office as provided in the Articles of Incorporation and Bylaws of Resources. If, at or following the Effective Time, a vacancy shall exist in the Board of Directors or in the position of any officer of Resources, such vacancy may be filled in the manner provided in the Articles of Incorporation and Bylaws of Resources.


                                    ARTICLE 5
                               STOCK CERTIFICATES

        5.1 Rights of Holders of Certificates. Following the Effective Time, certificates representing shares of Roanoke Gas Common Stock outstanding at the Effective Time (herein sometimes referred to as "Roanoke Gas Certificates") shall evidence only the right of the registered holder thereof to receive, and may be exchanged for, the shares of Resources Common Stock into which such shares of Roanoke Gas Common Stock were converted in accordance with Section
2.1. At the Effective Time, Resources shall issue and deliver, or cause to be issued and delivered, to the transfer agent for Resources (the "Transfer Agent") certificates representing whole shares of Resources Stock into which outstanding shares of Roanoke Gas Stock have been converted as provided above. As promptly as practicable following the Effective Time, Resources shall send or cause to be sent to each former stockholder of record of Roanoke Gas immediately prior to the Effective Time written instructions and transmittal materials (a "Transmittal Letter") for use in surrendering Roanoke Gas Certificates to the Transfer Agent. Upon the proper surrender and delivery to the Transfer Agent (in accordance with Resources' instructions, and accompanied by a properly completed Transmittal Letter) by a former stockholder of Roanoke Gas of such stockholder's Roanoke Gas Certificate(s), and in exchange therefor, the Transfer Agent shall as soon as practicable, issue, register and deliver to such stockholder a certificate evidencing the number of shares of Resources Stock to which such stockholder is entitled pursuant to Section 2.1 above.

        5.2 Outstanding Certificates. Each outstanding certificate which, prior to the Effective Time, represented Roanoke Gas Common Stock shall be deemed for all corporate purposes to represent only the right to receive the number of shares of Resources Common Stock into which such Roanoke Gas Common Stock was converted.

        5.3 Stock Transfer Books. The stock transfer books for Roanoke Gas Common Stock shall be deemed to be closed at the Effective Time and no transfer of shares of Roanoke Gas Common Stock outstanding prior to the Effective Time shall thereafter be made on such books. As of the Effective Time, Resources shall establish a stock register reflecting ownership of Resources Common Stock by former holders of record of Roanoke Gas Common Stock.

        5.4 Post-Merger Rights of Holders. Following the Effective Time, the holders of certificates representing Roanoke Gas Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to stock of the Surviving Corporation and their sole rights shall be with respect to the Resources Common Stock into which their shares of Roanoke Gas Common Stock shall have been converted by the Merger, subject to the rights of any dissenting stockholders who perfect dissenters' rights under Article 13 of the Virginia Stock Corporation Act.

        5.5 Unsurrendered Certificates. Subject to Section 5.6 below, no Resources Common Stock certificate shall be delivered to any former stockholder of Roanoke Gas unless and until such stockholder shall have properly surrendered to the Transfer Agent the Roanoke Gas Certificate(s) formerly representing his or her shares of Roanoke Gas Stock, together with a properly completed Transmittal Letter in such form as shall be provided to the stockholder by Resources for that purpose. Further, until such Roanoke Gas Certificate(s) are so surrendered, no dividend or other distribution payable to holders of record of Resources Stock as of any date subsequent to the Effective Time shall be delivered to the holder of such Roanoke Gas Certificate(s). However, subject to prior escheatment under applicable law, upon the proper surrender of such Roanoke Gas Certificate(s), the Transfer Agent shall pay to the registered holder of the shares of Resources Stock represented by such Roanoke Gas Certificate(s) the amount of any such cash, dividends or distributions which have accrued but remain unpaid with respect to such shares. Neither Resources, Roanoke Gas nor the Transfer Agent shall have any obligation to pay any interest on any such cash, dividends or distributions for any period prior to such payment.

        5.6 Lost, etc., Certificates. Any stockholder of Roanoke Gas whose certificate evidencing shares of Roanoke Gas Common Stock has been lost, destroyed, stolen or otherwise is missing shall be entitled to receive a certificate representing the shares of Resources Common Stock to which he or she is entitled in accordance with and upon compliance with conditions imposed by the Transfer Agent or Resources (including, without limitation, a requirement that the stockholder provide a lost instruments indemnity or surety bond in form, in substance and amount satisfactory to the Transfer Agent and Resources).

                                    ARTICLE 6
                             ROANOKE GAS STOCK PLANS

        Roanoke Gas and Resources shall take all actions required to provide that, from and after the Effective Time, all director, officer, employee, customer and other plans of Roanoke Gas or its affiliates, to the extent they directly or indirectly utilize Roanoke Gas Common Stock, shall utilize Resources Common Stock instead of Roanoke Gas Common Stock.


                                    ARTICLE 7
                            CONDITIONS OF THE MERGER

        Completion of the Merger is subject to the satisfaction of the following conditions:

        7.1 Stockholder Approval. The principal terms of this Agreement shall have been approved by such holders of capital stock of the parties hereto as is required by the Virginia Stock Corporation Act.

        7.2 Resources Common Stock Listed. All conditions for the listing on the NASDAQ National Market as of the Effective Time of the Resources Common Stock to be issued and to be reserved for issuance pursuant to the Merger shall have been satisfied.

        7.3 Regulatory Approvals. All necessary orders, consents, authorization, approvals or waivers from the Securities and Exchange Commission, the Virginia State Corporation Commission and all other regulatory bodies, boards or agencies, or from other third parties, shall have been received, remain in full force and effect, and shall not include, in the sole judgment of the Board of Directors of Roanoke Gas, unacceptable conditions.


                                    ARTICLE 8
                       TRANSFER AND MERGER OF COMMONWEALTH

        8.1 Dividend. Bluefield, as the holder of all of the Commonwealth Common Stock, shall pay declares a non-cash dividend of all of the Commonwealth Common Stock to its parent corporation, Roanoke Gas (the "Commonwealth Shares Dividend"). The Commonwealth Shares Dividend shall, subject to receipt of all required regulatory approvals, be paid at the Effective Time immediately following the consummation of the Merger.

        8.2 Commonwealth Merger. Immediately following the payment of the Commonwealth Shares Dividend, Commonwealth shall be merged with and into its parent, Roanoke Gas (the "Commonwealth Merger"), pursuant to the Articles of Merger attached hereto as Exhibit 1.


                                    ARTICLE 9
                      TRANSFER OF DIVERSIFIED AND BLUEFIELD

        9.1 Dividend. Roanoke Gas, as the holder of all of the Diversified Common Stock and as the holder of all of the Bluefield Common Stock, shall pay a non-cash dividend of all of the Diversified Common Stock and all of Bluefield Common Stock to Resources (the "Bluefield Shares and Diversified Shares Dividend"). The Bluefield Shares and Diversified Shares Dividend shall, subject to receipt of all required regulatory approvals, be paid immediately following the payment of the Commonwealth Shares Dividend.

        9.2 Effect. Immediately following the payment of the Bluefield Shares and Diversified Shares Dividend, each of Roanoke Gas, Bluefield and Diversified shall be wholly owned subsidiaries of Resources.

                                   ARTICLE 10
                            AMENDMENT AND TERMINATION

        10.1 Amendment. The parties to this Agreement, by mutual consent of their respective boards of directors, may amend, modify or supplement this Agreement in such manner as may be agreed upon by them in writing at any time before or after approval of this Agreement by the pre-Merger stockholders of Roanoke Gas (as provided in Section 7.1 above); provided, however, that no such amendment, modification or supplement shall, if agreed to after such approval by the pre-Merger stockholders of Roanoke Gas, change any of the principal terms of this Agreement in a manner which would materially and adversely affect the rights of the stockholders of Roanoke Gas.

        10.2 Termination. This Agreement may be terminated and the Merger dividend payments and other transactions provided for by this Agreement may be abandoned at any time, whether before or after approval of this Agreement by the pre-Merger stockholders of Roanoke Gas, by action of the board of directors of Roanoke Gas if such board of directors determines for any reason that the completion of the transactions provided for herein would for any reason be inadvisable or not in the best interests of Roanoke Gas or its stockholders.


                                   ARTICLE 11
                                  MISCELLANEOUS

        11.1 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original hereof.

        11.2 Virginia Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Virginia.

        IN WITNESS WHEREOF, Roanoke Gas, Resources, Acquisition, Bluefield, Diversified and Commonwealth, pursuant to approval and authorization duly given by resolutions adopted by their respective boards of directors, have each caused this Agreement to be executed by its President or one of its Vice Presidents and attested by its Secretary or one of its Assistant Secretaries.


                                    Roanoke Gas:
                                    ROANOKE GAS COMPANY, a Virginia public
                                    service corporation

                                    By:     s/John B. Williamson, III
                                    Its:    President and CEO



Attest:
By:     s/Roger L. Baumgardner
Its:    Secretary

                                    Resources:
                                    RGC RESOURCES, INC., a Virginia corporation

                                    By:     s/John B. Williamson, III
                                    Its:    President and CEO


Attest:
By:     s/Roger L. Baumgardner
Its:    Secretary

                                    Acquisition:
                                    RGC ACQUISITION CORP., a Virginia
                                    corporation

                                    By:     s/John B. Williamson, III
                                    Its:    President



Attest:
By:     s/Roger L. Baumgardner
Its:    Secretary

                                    Bluefield:
                                    BLUEFIELD GAS COMPANY, a West Virginia
                                    public service corporation

                                    By:     s/John B. Williamson, III
                                    Its:    President



Attest
By:     s/Roger L. Baumgardner
Its:    Secretary



                                    Diversified:
                                    DIVERSIFIED ENERGY COMPANY, a Virginia
                                    corporation

                                    By:     s/John B. Williamson, III
                                    Its:    President



Attest:
By:     s/Roger L. Baumgardner
Its:    Secretary

                                    Commonwealth:
                                    COMMONWEALTH PUBLIC SERVICE CORPORATION, a Virginia public service corporation

                                    By:     s/John B. Williamson, III
                                    Its:    President


Attest
By:     s/Roger L. Baumgardner
Its:    Secretary

                                                                      Exhibit 1

                               ARTICLES OF MERGER
                                       OF
                     COMMONWEALTH PUBLIC SERVICE CORPORATION
                                      INTO
                               ROANOKE GAS COMPANY


        The undersigned corporations hereby execute these Articles of Merger for the purpose of merging Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation and wholly-owned subsidiary of Roanoke Gas Company ("Roanoke Gas"), a Virginia public service corporation, into Roanoke Gas in accordance with Section 13.1-719 of the Virginia Stock Corporation Act.

        I. PLAN OF MERGER. The following Plan of Merger was duly approved by the Board of Directors of Roanoke Gas in the manner prescribed by law and shareholder approval was not required under Section 13.1-719 of the Virginia Stock Corporation Act:

                                 PLAN OF MERGER

        A.     CORPORATIONS PARTICIPATING IN MERGER

               Commonwealth Public Service Corporation (the "Merging Corporation") shall merge with and into Roanoke Gas Company. Roanoke Gas Company shall be the surviving corporation (the "Surviving Corporation").

        B. TERMS AND CONDITIONS OF THE MERGER, CONVERSION AND CANCELLATION OF STOCK

               On the Effective Date (as hereinafter defined) of the merger of the Merging Corporation into the Surviving Corporation (the "Merger"), the separate existence of the Merging Corporation shall cease and each share of stock of the Merging Corporation outstanding immediately prior thereto shall, without any action by the holder thereof, be surrendered and extinguished. The Surviving Corporation shall succeed to all of the properties, rights, and other assets and shall be subject to all of the liabilities of the Merging Corporation and the Surviving Corporation. The stock of the Surviving Corporation outstanding on the Effective Date shall remain unchanged by reason of the Merger.

        C.     ARTICLES OF INCORPORATION AND BYLAWS OF SURVIVING CORPORATION

               The Articles of Incorporation and the Bylaws of the Surviving Corporation shall not be changed by the Merger and shall continue as the Surviving Corporation's Articles of Incorporation and Bylaws.

        D.     THE DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

               The Directors and Officers of the Surviving Corporation at the Effective Date of the Merger shall continue to be the Directors and Officers of the Surviving Corporation until their successors are duly elected and qualified.

        II. SHARES ENTITLED TO VOTE. Shareholder approval is not required for the Merger pursuant to Section 13.1-719 of the Code of Virginia.

        III. EFFECTIVE DATE. This Merger shall become effective at 11:59 p.m. on _____________, 1999 (the "Effective Date").

        IN WITNESS WHEREOF, these Articles of Merger are signed by the President of each corporation this ______ day of ___________, 1999.


                         COMMONWEALTH PUBLIC SERVICE CORPORATION


                         By____________________________
                         Its ____________________________


Attest:
By:     _____________________
Its:    Secretary

                         ROANOKE GAS COMPANY

                         By______________________________
                         Its_____________________________


Attest:
By:     _____________________
Its:    Secretary

                                                                   Appendix B

                           ARTICLES OF INCORPORATION
                                      OF
                              RGC RESOURCES, INC.

      1. The name of the Corporation is RGC Resources, Inc.
      2. The purpose of the Corporation is to engage in any lawful act or activity not required to be specifically stated in these Articles of Incorporation ("Articles") for which corporations may be organized under the laws of the Commonwealth of Virginia.
      3. (a) The aggregate number of shares which the Corporation is authorized to issue and the par value per share are as follows:

                  Class       Number of Shares     Par Value

                  Common        10,000,000           $5.00
                  Preferred      5,000,000           No Par Value

            (b) The Board of Directors of the Corporation (the "Board of Directors") may, by amending these Articles by filing Articles of Amendment with the Virginia State Corporation Commission, fix in whole or in part the preferences, limitations and rights, within the limits set by law, of (i) any class of shares, before the issuance of any shares of that class, or (ii) one or more series within a class, before the issuance of any shares within that series.
            (c) The preferred stock (including any shares of preferred stock restored to the status of authorized but unissued preferred stock undesignated as to series pursuant to this Article 3(c)) may be divided into one or more series and issued from time to time with such preferences, privileges, limitations, and relative rights as shall be fixed and determined by the Board of Directors. Without limiting the generality of the foregoing, the Board of Directors is expressly authorized to the fullest extent permitted from time to time by law to fix:

                  (i) the distinctive serial designations and the division of shares of preferred stock into one or more series and the number of shares of a particular series, which may be increased or decreased (but not below the number of shares thereof then outstanding);
                  (ii) the rate or amount (or the method of determining the rate or amount) and times at which, the form in which, and the preferences and conditions under which, dividends shall be payable on shares of a particular series, the status of such dividends as cumulative, partially cumulative, or noncumulative, the date or dates from which dividends, if cumulative, shall accumulate, and the status of such series as participating or nonparticipating with shares of other classes or series;
                  (iii) the price or prices at which, the consideration for which, the period or periods within which and the terms and conditions, if any, upon which the shares of a particular series may be redeemed, in whole or in part, at the option of the Corporation or otherwise;

                  (iv) the amount or amounts and rights and preferences, if any, to which the holders of shares of a particular series are entitled or shall have upon any involuntary or voluntary liquidation, dissolution or winding up of the Corporation;
                  (v) the rights and preferences over or otherwise in relation to any other class or series (including other series of preferred stock), as to the right to receive dividends and/or the right to receive payments out of the net assets of the Corporation upon any involuntary or voluntary liquidation, dissolution or winding up of the Corporation;
                  (vi) the right, if any, of the holders of a particular series, the Corporation or another person to convert or cause conversion of shares of such series into shares of other classes or series or into other securities, cash, indebtedness or other property, or to exchange or cause exchange of such shares for shares of other classes or series or other securities, cash, indebtedness or other property, and the terms and conditions, if any, including the price or prices or the rate or rates of conversion and exchange, and the terms and conditions or adjustments, if any, at which such conversion or exchange may be made or caused;
                  (vii) the obligation, if any, of the Corporation to redeem, purchase or otherwise acquire, in whole or in part, shares of a particular series for a sinking fund or otherwise, the terms and conditions thereof, if any, including the price or prices and the nature of the consideration payable for such shares so redeemed, purchased or otherwise acquired;
                  (viii)the voting rights, if any, including special, conditional or limited voting rights, of the shares of a particular series in addition to those required by law, including the number of votes per share and any requirement for the approval by the holders of shares of all series of preferred stock, or of the shares of one or more series thereof, or of both, in an amount greater than a majority, up to such amount as is in accordance with applicable law or these Articles, as a condition to specified corporate action or amendments to the Articles; and
                  (ix) any other preferences, limitations and relative rights which may be so determined by resolution or resolutions of the Board of Directors.
            Shares of preferred stock shall rank prior or superior to the common stock in respect of the right to receive dividends and/or the right to receive payments out of the net assets of the Corporation upon any involuntary or voluntary liquidation, dissolution or winding up of the Corporation. All shares of preferred stock redeemed, purchased or otherwise acquired by the Corporation (including shares surrendered for conversion or exchange) shall be cancelled and thereupon restored to the status of authorized but unissued shares of preferred stock undesignated as to series.
            (d) The holders of common stock, to the exclusion of any other class of stock of the Corporation, have sole and full power to vote for the election of directors and for all other purposes without limitation except only (i) as otherwise expressly provided in the serial designation of any series of preferred stock, (ii) as otherwise expressly provided in these Articles or (iii) as otherwise expressly provided by the then existing laws of the Commonwealth of Virginia. The holders of common stock will have one vote for each share of common stock held by them. The outstanding shares of common stock, upon dissolution, liquidation or winding up of the Corporation, entitle their holders to share, pro rata, based on the number of shares owned, in the Corporation's assets remaining after payment or provisions for payment of all debts and liabilities of the Corporation, and after provisions for the outstanding shares of any class of stock or other security having senior liquidation rights to the common stock.
            (e) No holder of shares of stock of any class of the Corporation will have any preemptive or preferential right of subscription to any shares of any class of stock of the Corporation, whether now or hereafter authorized, or to any obligations of the Corporation convertible into stock of the Corporation, issued or sold, nor any right of subscription to any thereof.
      4. Subject to the rights of holders of any series of preferred stock to elect directors under specified circumstances:

                  (i) The number of directors of the Corporation, not less than seven nor more than eleven, shall be set by the Bylaws; provided that, in the absence of a provision in the Bylaws fixing the number of directors, the number of directors shall be nine. The directors shall be divided into three classes as nearly equal in number as possible, with the term of office of directors of the first class to expire at the first annual meeting of the shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class to expire at the third annual meeting after their election. At each annual meeting of shareholders following such initial classification and election, directors elected to succeed those directors, whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and shall continue in office until their respective successors are elected and qualify. In the event of any increase or decrease in the number of directors fixed by the Bylaws, any newly-created directorships shall be so apportioned among the classes by the Board of Directors so as to make all classes as nearly equal in number as possible.
                  (ii) Newly-created directorships resulting from an increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause shall be filled by the affirmative vote of a majority of the directors then in office, whether or not a quorum. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. A director may be removed from office only for cause.

      5. To the full extent that the laws of the Commonwealth of Virginia, as they now or may hereafter exist, permit the limitation or elimination of the liability of directors or officers, no director or officer of the Corporation shall be liable to the Corporation or its shareholders for any monetary damages.

      6. (a) The Corporation shall indemnify a director or officer of the Corporation who is or was a party to any proceeding, including a proceeding by or in the right of the Corporation, by reason of the fact that he is or was such a director or officer or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other profit or non-profit enterprise against all liabilities and expenses incurred in the proceeding, except such liabilities and expenses as are incurred because of his willful misconduct or knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursement for expenses incurred by a director or officer in a proceeding upon receipt of an undertaking from him to repay the same if it is ultimately determined that he is not entitled to indemnification. Such undertaking shall be an unlimited unsecured general obligation of the director or officer and shall be accepted without reference to his ability to make repayment. The Board of Directors is hereby empowered to contract in advance to indemnify and advance the expenses of any director or officer. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, by itself, create a presumption that the director or officer did not meet the standard of conduct entitling him to indemnity hereunder.

            (b) The Board of Directors is hereby empowered to cause the Corporation to indemnify and make advances and reimbursement for expenses (or contract in advance for the same) incurred by any person not specified in paragraph (a) of this Article who was or is a party to any proceeding, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other profit or non-profit enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in paragraph (a) of this Article.

            (c) The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by such person in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article.

            (d) Except as hereinafter provided, all determinations as to the permissibility of indemnification and advances and reimbursement for expenses (including contracts with respect thereto) shall be made by a majority vote of a quorum consisting of directors not at the time parties to the proceeding. In the event such a quorum cannot be obtained to make any determination as to the permissibility of indemnification and advances and reimbursement for expenses with respect to any claim for indemnification (including contracts with respect thereto), or in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act with respect to which indemnification is claimed, such determination shall be made by special legal counsel agreed upon by the Board of Directors and the proposed indemnitee. If the Board of Directors and the proposed indemnitee are unable to agree upon such special legal counsel, the Board of Directors and the proposed indemnitee each shall select a nominee, and the nominees shall select such special legal counsel.

            (e) The provisions of this Article shall be applicable to all actions, claims, suits or proceedings commenced after the adoption hereof, whether arising from any action taken or failure to act before or after such adoption. No amendment, modification or repeal of this Article shall diminish the rights provided hereby or diminish the right to indemnification with respect to any claim, issue or matter in any then pending or subsequent proceeding that is based in any material respect on any alleged action or failure to act prior to such amendment, modification or repeal.

            (f) Except to the extent inconsistent with this Article, terms used herein shall have the same meanings assigned them in the Indemnification Article of the Virginia Stock Corporation Act, as now in effect or hereafter amended or replaced. Without limitation, it is expressly understood that reference herein to directors, officers, employees or agents shall include former directors, officers, employees and agents and their respective heirs, executors and administrators.

      7. The Corporation's initial registered office shall be located in the City of Roanoke at 10 South Jefferson Street, Suite 1400, Roanoke, Virginia 24011. The Corporation's initial registered agent shall be Faith M. Wilson, whose address is the same as the Corporation's registered office and who is a resident of Virginia and a member of the Virginia State Bar.

Dated: July 29, 1998                 s/Faith M. Wilson
                                    ------------------
                                    Incorporator

                                                                   Appendix C

                ARTICLE 15 OF THE VIRGINIA STOCK CORPORATION ACT
                         RELATING TO DISSENTERS' RIGHTS


        Section 13.1-729. DEFINITIONS. - In this article:
        "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.
        "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 13.1-730 and who exercises that right when and in the manner required by Sections 13.1-732 through 13.1-739.
        "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
        "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
        "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
        "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.
        "Shareholder" means the record shareholder or the beneficial shareholder.

     Section 13.1-730. RIGHT TO DISSENT. - A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:
        1. Consummation of a plan of merger to which the corporation is a party
(i) if shareholder approval is required for the merger by Section 13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 13.1-719;
        2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
        3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;
        4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
        B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
        C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:
        1. The articles of incorporation of the corporation issuing such shares provide otherwise;

        2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:
        a.     Cash;
        b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or
        c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or
        3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in Section 13.1-725.
        D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:
        1.     The proposed corporate action is abandoned or rescinded;
        2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or
        3. His demand for payment is withdrawn with the written consent of the corporation.

        Section 13.1-731. DISSENT BY NOMINEES AND BENEFICIAL OWNERS. - A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
        B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

        1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
        2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

        Section 13.1-732. NOTICE OF DISSENTERS' RIGHTS. - A. If proposed corporate action creating dissenters' rights under Section 13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.
        B. If corporate action creating dissenters' rights under Section 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 13.1-734.

        Section 13.1-733. NOTICE OF INTENT TO DEMAND PAYMENT. - A. If proposed corporate action creating dissenters' rights under Section 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.
        B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

        Section 13.1-734. DISSENTERS' NOTICE. - A. If proposed corporate action creating dissenters' rights under Section 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of Section 13.1-733.

        B.     The dissenters' notice shall:
        1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;
        2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
        3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;
        4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and
        5. Be accompanied by a copy of this article.

        Section 13.1-735. DUTY TO DEMAND PAYMENT. - A. A shareholder sent a dissenters' notice described in Section 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of Section 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.
        B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.
        C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

        Section 13.1-736. SHARE RESTRICTIONS. - A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.
        B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

        Section 13.1-737. PAYMENT. - A. Except as provided in Section 13.1-738, within thirty days after receipt of a payment demand made pursuant to Section 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.
        B.     The payment shall be accompanied by:
        1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;
        2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;
        3. A statement of the dissenters' right to demand payment under Section 13.1-739; and 4. A copy of this article.

        Section 13.1-738. AFTER-ACQUIRED SHARES. - A. A corporation may elect to withhold payment required by Section 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

        B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under Section 13.1-739.

        Section 13.1-739. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT
OR OFFER.- A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under Section 13.1-737), or reject the corporation's offer under Section 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under Section 13.1-737 or offered under Section 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.
        B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

        Section 13.1-740. COURT ACTION. - A. If a demand for payment under
Section 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
        B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
        C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
        D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.
        E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
        F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under Section 13.1-738.

        Section 13.1-741. COURT COSTS AND COUNSEL FEES. - A. The court in an appraisal proceeding commenced under Section 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under
Section 13.1-739.
        B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

        1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 13.1-732 through 13.1-739; or
        2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.
        C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.
        D. In a proceeding commenced under subsection A of Section 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Officers and Directors.

      Section 13.1-692.1 of the Code of Virginia, as amended, places a limitation on the liability of officers and directors of a corporation in any proceeding brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation. The damages asserted against an officer or director arising out of a single transaction, occurrence, or course of conduct shall not exceed the greater of $100,000 or the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The statute also authorizes the corporation, in its articles of incorporation or, if approved by the shareholders, in its bylaws, to provide for a different specific monetary limit on, or to eliminate entirely, liability. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Resources' Articles of Incorporation contain a provision which eliminates, to the full extent that the laws of the Commonwealth of Virginia permit, the liability of an officer or director of Resources to the corporation or its shareholders for monetary damages for any breach of duty as a director or officer.

      Resources' Articles of Incorporation also require Resources to indemnify any director or officer who is or was a party to a proceeding, including a proceeding by or in the right of the corporation, by reason of the fact that he is or was such a director or officer or is or was serving at the request of Resources as a director, officer, employee or agent of another entity. Directors and officers of Resources are entitled to be indemnified against all liabilities and expenses incurred by the director or officer in the proceeding, except such liabilities and expenses as are incurred because of his or her willful misconduct or knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, a director or officer also is entitled to have Resources make advances and reimbursement for expenses prior to final disposition of the proceeding upon receipt of a written undertaking from the director or officer to repay the amounts advanced or reimbursed if it is ultimately determined that he or she is not entitled to indemnification. The Board of Directors of Resources also has the authority to extend to employees, agents, and other persons serving at the request of Resources the same indemnification rights held by directors and officers, subject to all of the accompanying conditions and obligations.

      Virginia Code Section 13.1-700.1 permits a court, upon application of a director or officer, to review Resources' determination as to a director's or officer's request for advances, reimbursement or indemnification. If it determines that the director or officer is entitled to such advances, reimbursement or indemnification, the court may order Resources to make advances and/or reimbursement for expenses or to provide indemnification, in which case the court shall also order Resources to pay the officer's or director's reasonable expenses incurred to obtain the order. With respect to a proceeding by or in the right of the corporation, the court may order indemnification to the extent of the officer's or director's reasonable expenses if it determines that, considering all the relevant circumstances, the officer or director is entitled to indemnification even though he or she was adjudged liable, and may also order Resources to pay the officer's and director's reasonable expenses incurred to obtain the order.

      Resources has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Resources, or is or was serving at the request of Resources as a director, officer, employee or agent of another entity, against any liability asserted against or incurred by such person, in any such capacity or arising from his or her status as such, whether or not Resources would have the power to indemnify such person against such liability under the Articles of Incorporation.

      Roanoke Gas, the parent of Resources, maintains a directors' and officers' legal liability insurance policy in the amount of $2,000,000, issued by the Chubb Group Insurance Companies. The policy provides coverage up to 100% of its face amount, subject to certain deductible or retention amounts. In general, the policy insures:

      o the Company's directors and officers against losses by reason of their wrongful acts, and/or

      o the Company against claims against the directors and officers by reasons of their wrongful acts for which the Company is required to indemnify or pay, all as such terms are defined in the policy and subject to the terms, conditions and exclusions contained therein.


Item 21. Exhibits and Financial Statement Schedules.

  *2 Agreement and Plan of Merger and Reorganization dated as of September 28, 1998, by an among Roanoke Gas Company, RGC Acquisition Corp., RGC Resources, Inc., Diversified Energy Company and Commonwealth Public Service Corporation (attached as Appendix A to the proxy statement/prospectus)

  *3(a) Articles of Incorporation of RGC Resources, Inc. (attached as Appendix B to the proxy statement/prospectus)

  *3(b)        Bylaws of RGC Resources, Inc.

  *4(a) Specimen copy of certificate for RGC Resources, Inc. common stock, $5.00 par value

  *4(b)        Article I of the Bylaws of Roanoke Gas Company (included in
               Exhibit 3(b))

  *5 Opinion of Woods, Rogers & Hazlegrove, P.L.C. with respect to the RGC Resources, Inc. common stock

  *8 Opinion of Woods, Rogers & Hazlegrove, P.L.C. with respect to certain tax matters

  *13          Roanoke Gas Company 1998 Annual Report to Shareholders

  *16 Letter of KPMG Peat Marwick LLP regarding change in accountants (incorporated herein by reference to Exhibit 99 of Form 8-K dated December 19, 1997)

  *23 (a)      Consent of Deloitte & Touche LLP

  *23 (b)      Consent of KPMG Peat Marwick LLP

  *23 (c) Consent of Woods, Rogers & Hazlegrove, P.L.C. (included in Exhibits 5 and 8)

  *99          Form of Proxy


------------------------

*Previously filed

Item 22.  Undertakings.

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (e) The undersigned registrant hereby undertakes to respond to request for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (f) The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (g)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (g)(2) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (g)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (Section 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, has duly caused this Amendment No. 5 to Registration Statement No. 333-67311 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roanoke, Commonwealth of Virginia on January 28, 1999.


                                    RGC RESOURCES, INC.


                                    By: s/John B. Williamson, III
                                       John B. Williamson, III
                                       President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement No. 333-67311 has been signed by the following persons in the capacities indicated as of January 28, 1999.

      Signature                                           Title


s/John B. Williamson, III                          President, Chief Executive
 (John B. Williamson, III)                         Officer and Director
                                                   (Principal Executive Officer)


s/Roger L. Baumgardner                             Vice President, Secretary and
 (Roger L. Baumgardner)                            Treasurer (Principal
                                                   Accounting Officer)
                                                   (Principal Financial Officer)


s/Lynn D. Avis                                     Director
 (Lynn D. Avis)


s/Abney S. Boxley, III                             Director
 (Abney S. Boxley, III)


s/Frank T. Ellett                                  Director
 (Frank T. Ellett)


s/Frank A. Farmer, Jr.                             Director
 (Frank A. Farmer, Jr.)


s/Wilbur L. Hazlegrove                             Director
 (Wilbur L. Hazlegrove)
s/J. Allen Layman                                   Director
 (J. Allen Layman)


s/Thomas L. Robertson                               Director
 (Thomas L. Robertson)


s/S. Frank Smith                                    Director
 (S. Frank Smith)

                                INDEX TO EXHIBITS

Exhibit No.     Description

  *2 Agreement and Plan of Merger and Reorganization dated as of September 28, 1998, by an among Roanoke Gas Company, RGC Acquisition Corp., RGC Resources, Inc., Diversified Energy Company and Commonwealth Public Service Corporation (attached as Appendix A to the proxy statement/prospectus)

  *3(a) Articles of Incorporation of RGC Resources, Inc. (attached as Appendix B to the proxy statement/prospectus)

  *3(b)        Bylaws of RGC Resources, Inc.

  *4(a) Specimen copy of certificate for RGC Resources, Inc. common stock, $5.00 par value

  *4(b)        Article I of the Bylaws of Roanoke Gas Company (included in
               Exhibit 3(b))

  *5 Opinion of Woods, Rogers & Hazlegrove, P.L.C. with respect to the RGC Resources, Inc. common stock

  *8 Opinion of Woods, Rogers & Hazlegrove, P.L.C. with respect to certain tax matters

   13          Roanoke Gas Company 1998 Annual Report to Shareholders

  *16 Letter of KPMG Peat Marwick LLP regarding change in accountants (incorporated herein by reference to Exhibit 99 of Form 8-K dated December 19, 1997)

  *23 (a)      Consent of Deloitte & Touche LLP

  *23 (b)      Consent of KPMG Peat Marwick LLP

  *23 (c) Consent of Woods, Rogers & Hazlegrove, P.L.C. (included in Exhibits 5 and 8)

  *99          Form of Proxy

------------------------

*Previously filed

                                                                     Exhibit 13

                                 Diversification

                             The Propane Alternative

                          Positioning For Deregulation

                      Acquisition And Geographic Expansion

                              Trade Ally Relations

                               Saturation Program






                               Roanoke Gas Company

                               1998 ANNUAL REPORT

Table Of Contents



 1 Letter To Stockholders

 2 An Interview With John Williamson, CEO

 4 Review Of Operations

10 Management's Discussion & Analysis

16 1998 Financial Highlights

17 Independent Auditors' Report

18 Consolidated Balance Sheets

20 Consolidated Statements Of Earnings

21 Consolidated Statements Of Stockholders' Equity

22 Consolidated Statements Of Cash Flows

23 Notes To Consolidated Financial Statements

34 Summary Of Gas Sales & Statistics

35 Summary Of Capitalization Statistics

36 The Company's Board Of Directors And Officers

   General Corporate Information - Inside Back Cover

   Notice Of Annual Meeting - Back Cover



Southwest Virginia And Southern West Virginia's
Choice For Comfort And Economy

Natural Gas

Propane

[Map of Virginia and West Virginia showing Company's market area for natural gas and propane.]

Letter To Stockholders

Dear Stockholder:

    I am pleased to report that the year ended September 30, 1998 produced several new records and numerous changes. On the records side, we achieved our BEST earnings year ever in both net income and earnings per share. Net income was $2.7 million, up 18 percent over last year, while per share earnings of $1.60 were approximately 5 percent greater than the prior year. In addition, dividends to shareholders were increased from $1.04 to $1.06 per share.

    The Company enjoyed excellent customer growth again in 1998 with over 4,500 new customer additions and 2,994 net customer additions for the year, a 7 percent growth rate and a 5 percent net growth rate. Natural gas new customer additions increased approximately 3 percent and propane customers increased by approximately 25 percent. New records were set in propane deliveries at 7.7 million gallons, up 17 percent. Natural gas volumes were up 1 percent on 6 percent warmer weather.

    There were several significant changes and highlights this year.
On January 27, 1998, we sold 181,500 shares of stock through our first public offering since the Company was capitalized in the 1940s. The offering was very successful and permitted us to strengthen our balance sheet and lower our cost of debt and composite interest rate. In a milestone in employee relations, we made permanent a previously experimental skills based compensation plan for bargaining unit employees when we implemented a two-year labor contract effective August 1, 1998.

    There were also personnel changes. On February 1, 1998, I took over as President and Chief Executive Officer. At the same time, Arthur L. Pendleton was promoted to Executive Vice President and Chief Operating Officer and John S. D'Orazio was promoted to Vice President of Marketing and New Construction. In May, Dale P. Moore joined us as Director of Rates, Regulatory Affairs and Financial Planning. With the other experienced and talented managers already in place, I feel we are building a strong team with which to grow the Company.

    Our most significant change underway is a proposed corporate reorganization into a holding company structure. In July, RGC Resources, Inc. was chartered and is in position to become the holding company in our new corporate structure. Subject to shareholder approval at the Annual Meeting and receipt of regulatory approvals by the Securities and Exchange Commission and the state regulatory commissions, we will implement the new structure. I believe this change is critical in meeting several of our key business strategies, in particular, positioning for deregulation, acquisition, and diversification.

    We have continued our employment of technology and upgrading of computer systems and recently installed, and are in the early stages of converting to, an enhanced Customer Information and Billing System. The new system also complements our Year 2000 compliance activities which include a mixture of systems tests, upgrades and replacements. We added a second IBM AS/400 computer to facilitate our Year 2000 readiness program and to provide for an offsite emergency back-up system to ensure continuation of operations in the event of a major disruption, system failure, or work site dislocation. We also rolled out a new internet home page, which can be accessed at www.roanokegas.com.

    We were busy on the regulatory front and implemented final rates following state commission orders in all three natural gas operating companies. The most recent order was issued in July in the Roanoke Gas case. The rate relief in the Roanoke Gas rate case was not adequate given the extent of our renewal program for replacing older portions of the distribution system. As a consequence, we filed a new rate case on September 30 and anticipate placing increased rates into effect, subject to refund, in March 1999. We had an aggressive year in the renewal program, replacing over eight miles of cast iron or bare steel mains and approximately 650 bare steel customer service lines.

    I am pleased with the results of operations and the progress we have made this year. I am excited about the opportunities the new millennium and a new corporate structure will offer, and I look forward to continued deregulation efforts in the energy sector of the economy. I believe we are taking the necessary steps to position the Company to succeed in changing markets.

    I thank you for your interest in Roanoke Gas Company and for your continuing decision to invest in company stock.

Sincerely,

/s/ John B. Williamson III
----------------------------------
John B. Williamson III
President and CEO


1998 Annual Report

An Interview With John Williamson, CEO
Regarding The Proposed Corporate Restructuring

Q: Why do you believe reorganizing Roanoke Gas Company and its subsidiaries under a holding company is necessary?

JBW: I believe that for this Company to realize its full potential it must be positioned to grow not only natural gas and propane operations, but also expand into other activities that are a good fit with the Company's experience, marketing, and service capabilities. In our current structure, all activities are under the utility company and are subject to the restrictions placed on regulated public service corporations. With the establishment of a new holding company, to be called RGC Resources, Inc., activities not specifically related to utility operations can be organized and operated without the public service corporation restrictions. The enhanced flexibility should facilitate our growth and diversification efforts.

Q: How will Roanoke Gas Company, Bluefield Gas Company, and Diversified Energy Company be affected by the corporate restructuring?

JBW: Each company will continue to exist and carry out its mission. Bluefield Gas Company and Diversified Energy Company will operate as subsidiaries of RGC Resources, Inc. rather than as subsidiaries of Roanoke Gas Company. Commonwealth Public Service Corporation, which is currently a subsidiary of Bluefield Gas Company for Bluefield operations in Virginia, will be merged into Roanoke Gas Company so that there will be only one natural gas subsidiary in each state. Roanoke Gas will also become a subsidiary of RGC Resources, Inc. In addition, other subsidiaries may be formed under RGC Resources to carry out other operations. Diversified Energy Company, trading as Highland Propane Company and Highland Gas Marketing, could expand beyond selling propane and brokering natural gas to industrial customers.

Q:  How will a shareholder of Roanoke Gas Company be affected?

JBW: A shareholder will own stock in RGC Resources, Inc., and RGC Resources, Inc. will own 100% of the common stock equity in Roanoke Gas Company, Bluefield Gas Company, and Diversified Energy Company. The existing shares of Roanoke Gas Company will be exchanged for an equivalent number of shares of RGC Resources, Inc. The assets, earnings and customer base underlying a share of stock will be the same. After the restructuring is complete, shareholders will receive shares of RGC Resources, Inc. in exchange for their shares of Roanoke Gas Company. The dividends per share and earnings per share of RGC Resources, Inc. will be determined using criteria similar to that previously used by Roanoke Gas Company. The primary difference will be the name change and a capital and organizational structure that will enhance opportunities for growth and diversification. RGC Resources stock will trade on the Nasdaq National Market under the symbol RGCO.

    Of course, you need to keep in mind that I am summarizing a complex transaction. The Company's Proxy Statement for the 1999 Annual Meeting provides detailed information about the proposed holding company structure and its potential effects.
To be fully informed, each shareholder should read the entire Proxy Statement carefully.

Q: Why will RGC Resources, Inc. have more authorized shares of stock than Roanoke Gas Company?

JBW: To significantly grow the Company, additional equity capital may be needed. Furthermore, having a larger number of authorized shares will facilitate issuing new equity to help fund that growth. In addition, the Company may decide to split the stock by providing a stock dividend to existing shareholders. We had planned to increase the number of authorized shares of Roanoke Gas Company for these purposes, even if a corporate restructuring was not envisioned. Establishing RGC Resources, Inc. with a greater number of authorized shares from the start, saves the time and cost of going through a separate process to increase the number of authorized shares.



Roanoke Gas Company

Q: Why do the articles of incorporation for RGC Resources, Inc. provide for the possibility of issuing preferred stock?

JBW: There are no current plans to issue preferred stock. However, having the opportunity for the Board of Directors to issue series of preferred stock provides the Company with an important potential tool to facilitate acquisitions. Preferred stock can be issued without voting rights, and the dividend rate on preferred stock can be set lower than the rate on current common stock. This could also lessen the likelihood of any dilution of earnings or voting strength of existing common stock shareholders.

Q:  How quickly will the restructuring occur?


JBW: We have filed applications for approval with the Securities and Exchange Commission, the State Corporation Commission in Virginia, and the Public Service Commission in West Virginia. Both state commissions have approved the reorganization. The proposal will be submitted for shareholder approval at the Annual Meeting in March 1999, and we anticipate regulatory approval shortly thereafter. We currently are working to complete the reorganization in the third fiscal quarter of 1999.


                             [FLOW CHARTS]


Present Corporate Structure                    Planned Corporate Structure

            Shareholders                                Shareholders
                 |                                            |
      ----  Roanoke Gas ----                              Resources
      |          |           |                            |    |   |
Diversified   Resources   Bluefield               Roanoke Gas  |  Diversified
                             |                                 |
                          Commonwealth                      Bluefield



                                                              1998 Annual Report

Review Of Operations


Business Strategies

    The cover of our Annual Report reflects our key business strategies. They have been management's focus for the past year, and we believe they will remain important Company themes into the new millennium.

    Certainly, "acquisition and geographic expansion" are important to continued growth and enhancing shareholder value and, when combined with "the propane alternative," we feel the two strategies create the potential for significant market growth. We acquired the propane assets of U.S. Gas in Bedford and Franklin counties, Virginia, in December 1997. In 1998, we established new bulk propane storage facilities in Rockbridge and Alleghany counties in Virginia, and we added to our sales force to facilitate expansion. We are evaluating the potential for extending natural gas service to the town of Rocky Mount near Roanoke. A new pipeline now under construction for an additional natural gas supply to Bluefield will enhance expansion opportunities there.

    We have continued to focus on our "saturation program", which is designed to optimize pipeline assets already in the ground. Over 50% of our new natural gas customers in 1998 were conversions from other energy sources to natural gas and were either located along existing mains or were served with minor line extensions. We also continued to focus much of our marketing effort on our "trade ally relations" strategy, so that builders, developers and heating and plumbing contractors see us as an energy partner who responds quickly and professionally to their needs in meeting their customers' demands.

    We believe there will be further deregulation in the energy and utility business, requiring significant management attention. We have installed and are in the early stages of converting to an enhanced Customer Information and Billing System as part of our "positioning for deregulation" strategy. This system is expected to be followed by other enhancements to enable us to manage the complexities of working with multiple natural gas commodity retailers, accept electronic bill payments and offer internet access with respect to customer and billing information. Our proposal to restructure to a holding company ties together the strategies of "diversification" and "positioning for deregulation". While future diversification will be done prudently and in areas of our core competence, we believe exploring new opportunities are important to our overall growth and improved shareholder value goals.

Financial

    The Company established another new benchmark as it surpassed again the previous year's earnings and posted net income of $2,726,879, or $1.60 per share, for fiscal 1998. The previous year was also a record year with earnings of $2,309,880 or $1.54 per share. The shareholders' investment in the Company grew by $5,867,630 to $26,454,581, which amounts to $14.75 per share. At September 30, 1998, the market value of the Company's stock was $19.50 per share, or 132% of book value.

    In November 1997, the directors voted to increase the regular quarterly dividend from $0.26 to $0.265 per share effective February 1, 1998. The current annual dividend of $1.06 per share is a 5.44% yield on the current market value of the Company's stock and represents a payout of 66% based on earnings for fiscal 1998.

    In June 1998, the Company issued $5,000,000, 7.804%, First Mortgage Notes, due in 2008. The proceeds of the First Mortgage Notes were used to replace the outstanding First Mortgage Bonds, 10.00%, Series K (principal amount:
$1,350,000) and the outstanding First Mortgage Bonds, 10.375%, Series L (principal amount: $1,994,000). This replacement is a "blend and extend" arrangement that replaced 50-year-old covenants with modern covenants that mirror recent debenture debt replacement. The ten-year bullet secured note replaces the amortizing Series K and Series L First Mortgage Bonds. The remainder of the proceeds of the First Mortgage Notes ($1,656,000) was used for general corporate purposes.

    In October of 1998 the Company filed an application with the Virginia State Corporation Commission seeking approval for authority to issue common stock as part of the Company's existing dividend reinvestment plan. The Company's authority to issue stock as part of this plan was for a five-year period ending November 10, 1998. On October 26, 1998, the Company was granted the requested authority.

     The Company has unsecured lines of credit through its cash management system totaling $21,000,000, at indexed interest rates. These lines are subject to annual renewal and do not require compensating balances. The average month-end balance of short-term debt in 1998 was approximately $5,280,000. The average interest rate paid on unsecured lines of credit during 1998 was 6.19%. The components of this consolidated short-term debt are $3,058,000 for Roanoke Gas at 6.05%, $1,508,000 for Bluefield Gas at 6.22%, and $714,000 for
Diversified Energy, doing business as Highland Propane, at 6.69%. The month-end balance at September 30, 1998 was $4,584,000, at an average interest rate of 6.18%.

     Please refer to "Management's Discussion & Analysis Of Financial Condition And Results Of Operations" for additional information on the Company's capital resources and for an analysis of changes in revenue and expenses.

Marketing & Sales

    Roanoke Gas Company, Bluefield Gas Company and Diversified Energy, doing business as Highland Propane Company, consolidated, experienced another year of excellent customer growth with approximately 4,500 new customer additions or 3,000 net additions. This growth represents an overall new customer additions rate of 7% or a net customer addition rate of 5%. On an individual company basis, new customer additions were approximately 3% for Roanoke Gas Company, 4% for Bluefield Gas Company, and 25% for Highland Propane. Highland Propane now serves over 11,000 propane customers, nearly doubling its customer base in a four-year period.

Roanoke Gas Company

                                    [CHART]
NATURAL GASS AND PROPANE
CUSTOMER GROWTH

                          1994      1995      1996      1997      1998

Natural Gas Customers    48544     49813     51094     52763     53556
Propane Customers         5684      6006      6410      8829     11004




On the natural gas side, conversions represented approximately 51% of the new customer growth for Roanoke Gas Company and 82% for Bluefield Gas Company.

    Highland Propane surpassed 2,800 tank installations in a single year for the first time in the Company's history. These installations represent a 27% increase over last year's installations and nearly tripled the 1996 installations. Tank installations were up in most geographic areas, with Southwest Virginia leading the way with an increase of 52% from fiscal 1997, followed by Roanoke with a 12% increase. Diversified Energy, doing business as Highland Propane, expanded its marketing efforts in the outlying portions of the current service area including Bedford County, Rockbridge County and Alleghany County, Virginia, and Raleigh, Fayette and northern Greenbrier counties, West Virginia.

    The marketing strategy for both propane and natural gas continues to center around maintaining strong trade ally relationships, establishing one-on-one contacts with members of the sales team and providing real-time customer service. This strategy has been the nucleus of our success, and the number of trade allies continues to grow as we expand into new areas in Virginia and West Virginia. As we continue to expand our trade ally base, we seek feedback from the trade ally group to improve our sales and service to our customers.

    Our commission sales force focuses on the addition of new gas customers along existing gas mains or the addition of new residential and commercial propane customers. Natural gas conversions exceed the 650 customer mark for the third year in a row, and the number of new propane tank sets increased by more than 600 over last year. In addition, we have expanded our commissioned sales force, and now have new representatives in Bedford County and Covington, Virginia and Rainelle, West Virginia.

    The Company has been working closely with prospective industrial and commercial customers, regional economic development groups and local governments. We are excited about the future economic development potential of area industrial parks and shell buildings under development.

    The Company remains actively involved in various leadership positions within the community, including but not limited to, the Roanoke Regional Chamber of Commerce, Hollins University, Junior Achievement, United Way, The Virginia Western Foundation, The Salvation Army, YMCA, Community School, Boys and Girls Club of the Roanoke Valley, and the Roanoke Regional and New River Valley Homebuilders Associations. The Company takes its community responsibilities seriously and encourages its employees to become involved in community affairs.

Customer Service

    Providing timely and accurate information to our customers is a key corporate objective. We perform these functions within our Customer Service Department using a blend of human resources and technology. As in the past, we continue to serve our customers both by telephone and in person. Customer Service centers are available in Rainelle and Bluefield, West Virginia and our main Roanoke office. The Roanoke office also has the ability to receive overflow calls from Bluefield. During the year, we answered 154,488 customer calls in the Roanoke Customer Call Center. This is an average of 594 calls per work day. In addition to customer calls, we served approximately 23,000 walk-in customers in the Roanoke center.

    We continue to experience excellent customer participation with programs such as bank drafts, budgets, and HeatShare. Our Customer Service Department is also very involved in the implementation of the new Customer Information System, and we are currently planning for upgrades to our customer call management system.

    With many banks and credit unions in the Roanoke Gas and Bluefield Gas service areas discontinuing their collection of utility payments, we have worked diligently to promote our automatic bank draft program. In an effort to increase the number of customers using bank draft, we have worked with local banks and credit unions and provided a special bill insert to inform customers of this convenient option. As a result of the program, approximately 9% of Roanoke Gas customers and approximately 6% of Bluefield Gas customers are using the bank draft option.

    With a renewed emphasis on the budget billing program this year, Roanoke Gas and Bluefield Gas have experienced increased utilization of our budget billing program by customers interested in equal monthly payments. As a result, approximately 25% of Roanoke Gas customers and approximately 19% of Bluefield Gas customers now take advantage of the budget billing option.

    Our HeatShare Program, which helps needy customers in the Roanoke Valley pay their gas bills, had another very successful year. Approximately $50,000 was collected from donations by the Company, its employees and customers. During the sixteen-year history of the program, approximately $900,000 has been donated to assist over 6,300 families.

     The Company's Credit and Collection policies were reviewed and revised in January of 1998 in an effort to decrease aged receivables, more aggressively resolve past delinquencies and ultimately reduce bad


                                                              1998 Annual Report

Review Of Operations

debt write-off amounts in future years. By implementing proactive collection procedures, customer delinquencies are quickly identified and resolved in a professional and effective manner. Our 1998 bad debt write-off amounts reflect an increase over the prior year as a result of these initiatives. However, the amount of past due balances carried into the new fiscal year is reduced. The net result is a healthier receivable portfolio going into 1999.

    To continue to attain our goal of lowering aged receivables and reducing bad debt write-offs, we are currently utilizing telephone and computer technologies to increase outbound contacts and timely account followup. We have strengthened outsourcing relationships to broaden the scope of our collection efforts. We seek to send a fair but firm message to our customers that communicates both our willingness to cooperate in resolving past due balances amicably and our commitment to, when necessary, take appropriate actions to recover revenues lost to delinquencies. We believe in the long run this approach is in the best interest of all customers by keeping bad debt cost lower and minimizing the impact of this cost on overall service rates.

Plant Additions

    Capital additions for the fiscal year 1998 totaled approximately $9,584,000 for the consolidated companies, inclusive of additional assets acquired from the purchase of U.S. Gas Company. Total additions were up 19% compared to 1997 fiscal year expenditures of $8,053,000. Accelerated growth, primarily within the propane company, continues to drive the increased capital spending. Bluefield Gas accounted for 9% of all capital expenditures at $866,000. Bluefield Gas Company's capital expenditures represent an increase over the previous year of 42%. The larger expenditures in Bluefield are partially related to the construction of two miles of 4" coated steel pipe that will connect Bluefield's distribution system to the Phoenix Energy Sales Pipeline. This connection will provide Bluefield with a second source of gas supply originating from the Consolidated Natural Gas Gathering System near Coopers, West Virginia. Bluefield Gas installed 227 new service lines and 2.9 miles of new mains in fiscal 1998, compared to 149 new service lines and 1.3 miles of new mains in fiscal 1997.

    Diversified Energy, doing business as Highland Propane, capital additions for fiscal 1998 were 39% of the total additions, or approximately $3,691,000, which was an increase of 58% over last year. New propane installations totaled $2,662,000, compared to $1,919,000 in fiscal 1997. Highland Propane installed 2,890 new tank sets in fiscal 1998, compared to 2,280 last year, a 27% increase.

    Roanoke Gas invested approximately $5,026,000 in capital additions, or 52% of the total company capital additions. New business expenditures, including mains, meters and new service lines, totaled $2,173,000 in fiscal 1998 compared to $2,825,000 last year. Roanoke Gas installed 1,498 new service lines and 12.2 miles of new mains in fiscal 1998, compared to 1,518 new service lines and
18.6 miles of new mains last year. The increase in the number of services per mile of main was a direct result of successful efforts to increase customer saturation by converting homes along existing mains to natural gas.

    The Company also increased its main replacement and service renewal outlays, investing $1,656,000 in fiscal 1998, compared to $1,384,000 last year. During fiscal 1998, the Company replaced 756 natural gas service lines and 9.1 miles of main compared to previous year totals of 598 service lines and 8.1 miles of main. In 1992, Roanoke Gas Company began an extensive 25-year facility replacement program designed to reduce maintenance costs over the long term and improve system integrity by replacing all cast iron and bare steel mains and services with modern coated steel or plastic piping. During recent years, Bluefield Gas Company was also added to the program. We remain on schedule for a year 2017 target completion date.

[PHOTO]
Jack Cassell demonstrates the new electric monitoring sensors at the Company's Liquefied Natural Gas (LNG) Plant. This equipment is part of a planned upgrade at the LNG plant.

    Other fiscal 1998 increases in plant additions included: $142,000 for new electronic monitoring sensors at the Company's Liquefied Natural Gas (LNG) Plant; $331,000 for new construction equipment and vehicle purchases; and $724,000 for new computer equipment, software additions and upgrades.

    For fiscal 1999, the Company has budgeted $8,500,000 for capital additions and replacements. Major items will include $2,600,000 to support propane customer growth, $2,900,000 for new natural gas customer additions, $1,300,000 to replace bare steel and cast iron mains and services, $600,000 for new transportation equipment and $400,000 for information systems and technology applications. The anticipated sources of these funds are depreciation and amortization cash flow, earnings, and debt.

Roanoke Gas Company

[GRAPH]

CAPITAL ADDITIONS

                 1994        1995      1996          1997           1998

Roanoke        4,463,672   4,463,672  4,281,600    5,118,473      5,026,350
Bluefield        572,032     572,032    580,896      608,105        866,088
Highland         573,588     573,588    677,877    2,326,223      3,346,176

[GRAPH]

NATURAL GAS

Year      Natural             Propane

1994      3.906208            0.435643
1995      3.255788            0.445386
1996      4.237287            0.496335
1997      4.359843            0.594844
1998      4.032359            0.475118

[GRAPH]

PROPANE
          Natural             Natural
          Gulf Spot           Gulf Spot

1994      2.039               0.2835
1995      1.562               0.3238
1996      2.378               0.3649
1997      2.544               0.4255
1998      2.344               0.2927


Energy Supply

    One of the strongest El Nino events on record delivered unseasonably warm winter weather to the majority of the United States during fiscal 1998. Our Roanoke service area recorded 4,054 heating degree days for the fiscal year, which was 4% fewer heating degree days than the long-term normal.

    While the entire heating season turned out to be mild, cool to normal weather existed over most of the U.S. during the fall of 1997. Cool weather in conjunction with abnormally low natural gas storage levels combined to cause an unusually early peak in natural gas commodity prices. However, the unseasonably warm weather in January and February of 1998 resulted in a significant decline in both natural gas and propane commodity prices. Gas commodity prices for the monthly indexes relevant to Roanoke Gas decreased almost 7.5% over the previous fiscal year. Commodity prices for propane also declined significantly late in fiscal 1998.

    While the average commodity prices have fallen over the past fiscal year, natural gas remains a volatile commodity. To reduce volatility and provide a more stable gas price for customers, the company uses a variety of hedging mechanisms, including summer storage injections. As part of this program, Roanoke Gas Company utilitized a financial hedging pilot program during the past heating season. In the coming heating season, Roanoke Gas will continue its pilot program for a second year, and Bluefield Gas will begin a pilot program in West Virginia. The Company also uses fixed price contracts and financial hedges to manage volatility in propane prices.

    Roanoke Gas continues to use a mixture of long-term (one year or more), mid-term (seasonal) and short-term (spot) gas acquisition contracts for the Company's natural gas and propane supplies. The Company's objective is to create a reliable and economical mixture of gas supply contracts without limiting its ability to adapt to changing market conditions. Long-term suppliers currently include Coral Energy, Cabot Oil and Gas, Engage Energy, Exxon, Columbia Energy Services, Northridge Petroleum and Southern Company Energy Marketing.

    Roanoke Gas Company regards storage supplies as an integral component of its natural gas supply portfolio. The Roanoke and Bluefield operations combined hold the rights to about 2.9 billion cubic feet (BCF) of natural gas storage space. This storage includes pipeline and third party underground facilities in both the Gulf coast and Appalachian areas, as well as its own LNG storage in Botetourt County, Virginia.


                                                              1998 Annual Report

Review Of Operations

[MAP OF ROANOKE AREA ENERGY SUPPLY]

[MAP OF BLUEFIELD AREA ENERGY SUPPLY]

Information Systems

       Company systems and processes need to correspond to business strategies, changing conditions and opportunities. As part of our plan of positioning the Company for deregulation and diversification, the Company researched, analyzed, and then started the implementation of a new Customer Information System (CIS). The goal is to complete the implementation during the summer of 1999. In addition to aligning Company systems with long-term business strategies, considerable progress is being made on the Year 2000 issue to assure system reliability and stability for continuing business into the new millennium.

    The CIS includes all functions related to the customer. The Service Order subsystem is used to perform all service work, such as installing the meter or repairing an appliance. The Customer Contact subsystem allows tracking and monitoring of all customer conversations. The Meter Reading and Billing subsystems work together to properly bill the customer. The Collection process enables our users to work with customers and collection agencies to minimize customer payment problems.

[PHOTO]
Debbie Wright, Customer Service Associate, demonstrates the information system that allows her to access real-time data on customers when they call us with an inquiry.

    The new CIS builds on an already highly functional system. Functionality such as on-line real-time information, an extensive relational database ranging from billing information to tracking detail of all customer contacts, and full integration with the financial systems are fundamental. The new CIS allows for enhancements to provide Specialized Gas Billing for a deregulated environment and a flexible design to further improve employee efficiency. This platform positions the Company's systems for the future. It is highly adaptable and prepared for additional system modules such as Internet Commerce, Marketing and Sales Management, and Multi-Entity Communications. As of September 30, 1998, $175,500 has been spent on the Customer Information System and $324,500 will be spent in fiscal 1999.

Nonregulated Operations

    Fiscal year 1998 marked the second consecutive year that propane customer growth exceeded 25%. Diversified Energy Company, doing business as Highland Propane Company, began operation in 1979, partially as a means to provide propane gas service to future natural gas expansion areas and for selected commercial applications. Over the years, propane has grown in popularity. With new high efficiency propane gas appliances providing the warmth and comfort of gas heat, propane has become the energy of choice for many residential and commercial customers in areas not served by natural gas pipelines. Over the last two years, the number of new propane customer additions exceeded that of natural gas.

    Highland Propane has expanded its service territory in both Virginia and West Virginia. Geographic expansions were made east into Bedford County, one of the fastest growing counties in Virginia, and north into Rockbridge, Alleghany and Bath counties in Virginia. The West Virginia markets were extended into Summers, Fayette and Raleigh counties. Our goal is to not only expand geographically, but to increase the saturation of propane customers within the existing service area. Over the past several years, we have installed additional satellite storage facilities to serve as hubs that improve our delivery efficiencies. These satellite facilities also provide target areas for us to concentrate our saturation sales efforts. Storage facility installations added in fiscal 1998 include Low Moor, near Covington, Virginia; Buena Vista, east of Lexington, Virginia; and Bedford, Virginia. We have a total of 12 bulk storage facilities located throughout our service area.

    Total sales by the propane company were 7.7 million gallons with 4,054 Roanoke heating degree days in fiscal 1998, compared to 6.6 million gallons with 4,298 heating degree days in fiscal 1997. Increased customer growth offset the warmer weather, resulting in a 17% increase in total gallons delivered.

    Management is continually evaluating ways to improve efficiencies and reduce overall operating expense. We are in the process of implementing a computer aided graphic dispatch system to improve overall delivery services and enhance current marketing efforts. The dispatch system will be based on Global Positioning Satellite (GPS) technology and will produce detailed maps for all of our delivery routes. These maps will not only serve as a delivery tool, but will provide valuable information to help our sales staff improve market area saturation.

    Diversified Energy Company, doing business as Highland Gas Marketing, sold just over 2 million decatherms of natural gas in 1998, an increase of 77% over 1997. The increase in sales was partially due to warmer weather, which resulted in fewer days of natural gas supply interruptions for large volume industrial users who use alternative sources of energy on extremely cold days. Highland Gas Marketing buys interruptible supplies of spot gas and temporary interstate pipeline transportation services, and resells them to large industrial customers that contract with the local utility for delivery from the interstate pipeline to the customer's meter. The natural gas marketing business is highly competitive with relatively low margins; however, it also has a low cost of operation with minimal facility and personnel requirements.

Market Price & Dividend Information

    The Company's common stock is listed on the Nasdaq National Market under the trading symbol RGCO. This provides shareholders, brokers and others with immediate access to the latest bid and ask prices and creates greater liquidity in the Company's stock. The table below sets forth the range of bid prices for shares of the Company's common stock, as reported in the Nasdaq National Market. Additionally, the firm of Scott & Stringfellow, Inc. has experienced research analysts who are knowledgeable about the natural gas distribution utility industry and includes Roanoke Gas Company in its equity research database.

    Although the Company has paid continuous quarterly dividends to its shareholders since August 1, 1944, and has increased dividends for the past three years, the Company has not established a formal policy with respect to dividends. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirements and the operating and financial condition of the Company. There can be no assurance that these or other conditions will not negatively affect the Company's ability to pay dividends in the future. In addition, the Company's long-term indebtedness contains restrictions on cumulative net earnings of the Company and dividends previously paid. At September 30, 1998 and 1997, respectively, the Company had 1,837 and 1,853 common shareholders of record in conjunction with 1,794,416 and 1,527,486 common shares outstanding.

                                   Range of                  Cash
                                  Bid Prices               Dividends
                                                           Declared
  Fiscal Year Ended           High         Low
  September 30,

 1998
  First Quarter             $21.375      $17.500            $.265
  Second Quarter             22.750       19.250             .265
  Third Quarter              22.250       19.750             .265
  Fourth Quarter             20.703       18.125             .265

 1997
  First Quarter             $18.000      $16.750            $.26
  Second Quarter             18.250       17.000             .26
  Third Quarter              17.750       15.750             .26
  Fourth Quarter             18.125       16.000             .26

                                                              1998 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

                      Roanoke Gas Company and Subsidiaries
                             Selected Financial Data
                            Years Ended September 30,

                                        1998           1997         1996            1995           1994
-----------------------------------------------------------------------------------------------------------
Operating Revenues                  $59,387,092    $65,047,826   $65,770,873    $ 48,611,147   $ 58,195,857
Operating Margin                     23,279,585     22,464,921    22,030,795      19,435,864     19,902,497
Operating Earnings                    4,717,026      4,403,423     4,035,304       3,522,258      3,537,267
Earnings Before Interest Charges      4,822,590      4,550,333     4,113,044       3,701,907      3,592,351
Net Earnings                          2,726,879      2,309,880     2,196,672       1,777,240      1,677,098
Net Earnings Per Share                     1.60           1.54          1.51            1.26           1.25
Cash Dividends Declared
Per Share                                  1.06           1.04          1.02            1.00           1.00
Book Value Per Share                      14.75          13.48         12.86           12.25          11.88
Average Shares Outstanding            1,701,048      1,503,388     1,455,999       1,408,659      1,339,402
Total Assets                         69,134,920     62,593,258    58,921,099      51,614,667     49,579,447
Long-Term Debt
 (Less Current Portion)              20,700,000     17,079,000    20,222,124      17,504,047     16,414,900
Stockholders' Equity                 26,464,581     20,596,951    18,975,001      17,555,172     16,424,919
Shares Outstanding At September 30,   1,794,416      1,527,486     1,475,843       1,432,512      1,382,343



General

    The core business of Roanoke Gas Company and its public utility affiliates (collectively, the Company) is the distribution of natural gas to approximately 53,500 customers in the cities of Roanoke, Salem, and Bluefield, Virginia and Bluefield, West Virginia, and the surrounding areas. This service is provided at rates and for the terms and conditions set forth, approved and regulated by the State Corporation Commission in Virginia (the Virginia Commission) and the Public Service Commission in West Virginia (the West Virginia Commission). As a public utility, the Company is required to ensure that it has adequate capacity to serve the ongoing needs of its customers. To meet these needs, the Company continues to expand its facilities to keep pace with the residential, commercial, and industrial growth in its service areas. The Company continues to experience customer growth and plans to meet the needs of its current and future customers by attracting adequate investment capital and by filing and receiving timely rate increases when needed from the state commissions.

    The Company also serves approximately 11,000 propane accounts in southwestern Virginia and southern West Virginia and serves natural gas industrial transportation customers by brokerage of natural gas supplies through its subsidiary, Diversified Energy Company, which trades as Highland Propane Company and Highland Gas Marketing. Propane sales have become an important aspect of the consolidated Company's operations, with the annual growth in propane customers now exceeding the annual growth in natural gas customers.

    While the demand for natural gas and propane continues to increase in the Roanoke Gas and Bluefield Gas service territory, the weather normalized per capita residential usage is declining due to energy conservation, high-efficiency furnaces and appliances, and better- insulated homes. The effect of such per capita declines, unless offset by new customer growth, a strong revenue stream during the winter, or requested rate relief, could result in a decline in the Company's net operating earnings as a percentage of the common equity investment. Competition from alternative fuels and/or suppliers could also impact the Company's profitability levels.

    Roanoke Gas Company, Commonwealth Public Service Corporation, a subsidiary of Bluefield Gas, and Bluefield Gas Company currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia and West Virginia service areas. These franchises are for multi-year periods and are effective through January 1, 2016 in Virginia and August 23, 2009 in West Virginia. While there are no assurances, the Company believes that it will be able to negotiate acceptable franchises when the current agreements expire. Certificates of public convenience are of perpetual duration.


Forward-Looking Statements

    From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (i) obtaining adequate rate relief from regulatory authorities on a timely basis; (ii) earning an adequate return on invested capital on a


Roanoke Gas Company
consistent basis; (iii) increasing expenses and labor costs and availability;
(iv) price competition from alternative fuels; (v) volatility in the price of natural gas and propane; (vi) some uncertainty in the projected rate of growth of natural gas and propane requirements in the Company's service area; (vii) general economic conditions both locally and nationally; and (viii) developments in electricity and natural gas deregulation and associated industry restructuring. In addition, the Company's business is seasonal in character and strongly influenced by weather conditions. Extreme changes in winter heating degree days from the normal or mean can have significant short-term impacts on revenues and gross margins.

Capital Resources & Liquidity

    Roanoke Gas Company's primary capital needs are the funding of its continuing construction program and the seasonal funding of its stored gas inventories. The Company's capital expenditures for fiscal 1998 were a combination of replacements and expansions, reflecting the need to replace older cast iron and bare steel pipe with plastic pipe, while continuing to meet the demands of customer growth. Total capital expenditures for fiscal 1998 were approximately $9.6 million allocated as follows: $5.0 million for Roanoke Gas Company, $.9 million for Bluefield Gas Company and $3.7 million for Highland Propane Company. Depreciation cash flow provided approximately $3.6 million in support of capital expenditures, or approximately 37% of total investment. Historically, consolidated capital expenditures were $8.1 million in 1997 and $5.5 million in 1996. It is anticipated that future capital expenditures will be funded with the combination of depreciation cash flow, retained earnings, sale of Company equity securities and issuance of debt.

     At September 30, 1998, the Company had available lines of credit for its short-term borrowing needs totaling $21 million, of which $4,584,000 was outstanding. Short-term borrowing, in addition to providing limited capital project bridge financing, is used to finance summer and fall gas purchases, which are stored in the underground facilities of Columbia Gas Transmission Corporation, Tennessee Gas Pipeline Company and Virginia Gas Storage Company, as well as in the Company's above-ground LNG storage facility, to ensure adequate winter supplies to meet customer demand. At September 30, 1998, the Company has $7,051,044 in inventoried natural gas supplies.

    Short-term borrowings, together with internally generated funds, long-term debt and the sale of common stock through the Company's Dividend Reinvestment and Stock Purchase Plan (Plan), have been adequate to cover construction costs, debt service and dividend payments to shareholders. The terms of short-term borrowings are negotiable, with average rates of 6.19% in 1998, 5.97% in 1997 and 5.84% in 1996. The lines do not require compensating balances. The Company utilizes a cash management program, which provides for daily balancing of the Company's temporary investment and short-term borrowing needs with interest rates indexed to the 30-day LIBOR interest rate plus a premium. The program allows the Company to maximize returns on temporary investments and minimize the cost of short-term borrowings.

    Stockholders' equity increased for the period by $5,867,630, reflecting an increase of $895,502 in retained earnings, the sale of 181,500 shares of stock through a public offering in January for net proceeds of $3,387,496, the net issuance of $613,564 of common stock for U.S. Gas, Inc., and proceeds of $971,068 of new common stock purchases through the Plan and the Restricted Stock Plan For Outside Directors.

    At September 30, 1998, the Company's consolidated capitalization was 56% equity and 44% debt, compared to 50% equity and 50% debt at September 30, 1997.

Regulatory Affairs

    During the past fiscal year, the Company received Final Orders in three rate increase requests and two gas cost hedging proposals. On December 29, 1997, the West Virginia Commission issued a Final Order authorizing a rate increase of $132,800 effective for bills rendered on and after March 2, 1998 by Bluefield Gas Company. On March 16, 1998, the Virginia Commission issued a Final Order authorizing a rate increase of $65,917 for service rendered on and after November 28, 1997 by Commonwealth Public Service Corporation. On August 6, 1998, the Virginia Commission issued a Final Order in the Roanoke Gas Company rate increase request authorizing an increase on $237,634 for services rendered on and after January 1, 1997. Both increases in Virginia resulted in refunds to customers which had been reserved.

    With respect to gas cost hedging, the Virginia Commission approved a two-year extension of Roanoke Gas Company's existing gas cost hedging pilot program. On July 7, 1998, the West Virginia Commission's Division of Administrative Law Judges issued a decision approving a two-year pilot gas cost hedging program for Bluefield Gas Company. This decision became final on July 27, 1998. The pilot programs proposed to employ gas costs hedges for up to 50% of its normal winter demand not supplied from storage. Both hedging programs are intended to help protect against supply-related price volatility adversely impacting customer billing rates.

    Roanoke Gas Company filed an application with the Virginia Commission on September 30, 1998 seeking an annual increase in non-gas rates of $877,000. This request represents a 1.8% increase in billing rates and a 5.1% increase to the non-gas margins. The Company expects this increase to become effective under bond and subject to refund on February 28, 1999. A hearing is scheduled in April 1999, with an order anticipated in the fall of 1999. The Company is permitted to put rates into effect, under bond, prior to the receipt of the Commission's final order. Consequently, the Company will establish adequate reserves for this refund.

    In addition to the standard rate case items, the Virginia application includes a proposal for a Distribution System Renewal Surcharge which would provide a mechanism that the Company would use to recover the depreciation and carrying costs of distribution system renewal expenses on a periodic basis. The Company is also proposing a Revenue Stabilization Surcharge that would go into effect during any

                                                              1998 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

year in which the weather was 5% warmer or colder than the long-term normal level. This surcharge will help protect both the customer and the Company from major swings in revenue due to abnormal weather. In the current proceeding, the Company is also proposing to move to therm billing for all customers. The therm billing rates will not go into effect until after the issuance of the Final Order in this proceeding.

    While not part of the rate case, the Company has begun discussions with the Staff of the Virginia Commission regarding area specific rates which will permit timely recovery of the depreciation and carrying charges of main extensions into previously unserved areas. Area specific rates are something the Company intends to pursue in the future to facilitate the timely recovery of main extension costs in rates.

Proposed Holding Company Reorganization

    The Company filed a Form U-1 with the Securities and Exchange Commission on October 16, 1998, seeking approval to reorganize the Company into a holding company with three separate subsidiaries. The filing provides that the holding company will be established as RGC Resources, Inc., and the subsidiaries will be Roanoke Gas Company, Bluefield Gas Company, and Diversified Energy Company. Included in the application for the new structure is a request for approval to merge Commonwealth Public Service Corporation into Roanoke Gas Company, creating a single public utility in the state of Virginia for the distribution of natural gas. The Company expects a decision from the SEC in the summer of 1999.

     In addition to the Form U-1 filing, the Company made simultaneous state filings on October 21, 1998 seeking state approval of the proposed holding company structure, as well as approval of the resulting affiliate agreements. The Company has received approvals from both the Virginia and West Virginia Commissions. Shareholders of Roanoke Gas also must approve the proposed reorganization.

Results Of Operations

Fiscal Year 1998 Compared With Fiscal Year 1997

Operating Revenues - Operating revenues for the natural gas utilities decreased $5,985,129 to $51,857,052 in 1998 from $57,842,181 in 1997.
The decrease is attributed to weather that was approximately 6% warmer in 1998 than in 1997 and a 7.5% decrease in the unit cost of natural gas. Operating revenues for propane increased $324,395 to $7,530,040 in 1998 from $7,205,645 in 1997 due to a 25% increase in net customer growth even though revenues per gallon decreased 10.9% due to the lower price of propane.

ENERGY VOLUMES - The volume of natural gas delivered to customers increased 71,436 MCF to 10,875,481 MCF in 1998 from 10,804,045 MCF in 1997. Although the weather was approximately 6% warmer than last year, customer growth increased throughput for the period. Propane sales volumes increased 1,134,318 gallons to 7,702,384 gallons in 1998 from 6,568,066 gallons in 1997. The increase is attributable to the increase in the number of customers.

COST OF ENERGY - The cost of natural gas declined $6,204,265 to $32,471,072 in 1998 from $38,675,337 in 1997. The decrease was due to a 7.5% decrease in the unit cost of natural gas and an increase in transportation volumes of 889,620 MCF. The cost of propane decreased $271,133 to $3,636,435 in 1998 from $3,907,568 in 1997. The decrease in the unit cost was associated with an abundant supply of propane due to weather that was approximately 4% warmer than normal in the Company's service area and also warmer nationally.

OTHER OPERATING EXPENSES - Other operations and maintenance expenses decreased $496,811 or 5.2% to $9,015,786 in 1998 from $9,512,597 in 1997. The decrease was primarily the result of reductions in bad debt accruals ($209,827) and the absence of regulatory asset write-offs which occurred in 1997 in the amount of $306,809.

    General taxes decreased $80,172 to $2,376,227 in 1998 from $2,456,399 in 1997. Increases in business license and merchants taxes, franchise taxes and property taxes in the amount of $7,442 were more than offset by decreases in the revenue-sensitive taxes (gross receipts and business and occupation taxes) in the amount of $75,571.

    Income taxes increased $242,542 to $1,100,506 in 1998 from $857,964 in 1997, due to higher pre-tax income in 1998.

    Depreciation and amortization expenses increased $272,366 to $2,806,278 in 1998 from $2,533,912 in 1997 due to increased depreciation related to normal additions to plant in service.

     Other operating expenses - propane operations includes the operating and maintenance expenses, taxes and depreciation of Highland Propane Company. These costs increased to $3,263,762 in 1998 from $2,700,626 in 1997. The $563,136 increase was primarily attributable to growth in customers and propane assets and the associated increase in volumes delivered. Depreciation on tanks and equipment increased by $78,022, property and related taxes increased by $33,302, transportation and delivery costs increased by $157,039, and sales expense increased by $65,194 and a variety of other growth driven operating costs increased associated with billing and collecting, accounting and management overhead.

OTHER INCOME - Other income, net of other deductions, decreased $41,346 to $105,564 in 1998 from $146,910 in 1997. The decrease was primarily associated with rate refund expenses ($9,365) and the write-off of obsolete and damaged propane tanks in the amount of $30,802.

INTEREST CHARGES - Total interest charges decreased $144,742 to $2,095,711 in 1998 from $2,240,453 in 1997. Interest charges were lower due to the payoff of $2,500,000 in long-term debt in October 1997 and the use of the proceeds from the issuance of 181,500 shares of common stock in January 1998.

     NET EARNINGS AND DIVIDENDS - Net earnings for 1998 were $2,726,879 as compared to $2,309,880 in 1997. The $416,999 increase in earning can be attributed to cost management which resulted in operation and maintenance expenditures for natural gas being $496,811 less than the prior year offsetting increased propane operations related to customer growth and increased revenue from customer growth combined with the full annual effect of rate increases which produced an $814,664 increase to operating margin. Basic earnings per share of common stock were $1.60 in 1998 compared to $1.54 in 1997. Dividends per share of common stock were $1.06 in 1998 compared to $1.04 in 1997.

Fiscal Year 1997 Compared With Fiscal Year 1996

OPERATING REVENUES - Operating revenues for the natural gas utilities decreased $2,225,226 to $57,842,181 in 1997 from $60,067,407 in 1996. The decrease in revenues is attributed to weather that was approximately 8% warmer in 1997 than in 1996. Operating revenues for propane increased $1,502,179 to $7,205,645 in 1997 from $5,703,466

Roanoke Gas Company
in 1996 due to the tremendous growth in the number of customer additions and higher billing rates impacted by propane cost.

ENERGY VOLUMES - The volume of natural gas delivered to customers was down 365,903 MCF to 10,804,045 MCF in 1997 from 11,169,948 MCF in 1996 primarily attributable to weather that was approximately 8% warmer than the weather in 1996. While customer growth was on par for the period, sales were down in all categories, with the exception of transportation volumes, due to weather. Propane sales volumes for 1997 were 6,568,066 gallons compared to 5,997,912 gallons in 1996, an increase of 570,154 gallons; again, indicative of the increase in customer growth.

COST OF ENERGY - The cost of natural gas was $38,675,337 in 1997 compared to $40,763,104 in 1996. The $2,087,767 decrease was due to a 3% decline in volume and a 2% decrease in unit cost, both of which were impacted by weather that was approximately 8% warmer in 1997 than in 1996. The cost of propane was up $930,594 due to an increase in sales volume of 570,154 gallons associated with customer growth and a 20% increase in unit cost.

OTHER OPERATING EXPENSES - Other operations and maintenance expenses decreased $411,894 or 4.15% to $9,512,597 in 1997 from $9,924,491 in 1996. Although the
Company had increases in expenses associated with health insurance and bad debt accruals and the write-off of regulatory assets in the amount of $309,716, these were more than offset by reductions in post-retirement benefit expenses and maintenance expenses, promotional advertising and increased capitalization of labor and overheads associated with additional capital projects totaling $727,789.

    General taxes increased $54,631 to $2,456,399 in 1997 from $2,401,768 in 1996. While there were decreases in the revenue-sensitive taxes (gross receipts and occupation taxes), business license and merchants taxes, franchise taxes and property taxes increased.

    Income taxes were down $105,931 to $857,964 in 1997 from $963,895 in 1996, due to lower pre-tax income in 1997.

    Depreciation and amortization expenses increased $239,465 to $2,533,912 in 1997 from $2,294,447 in 1996 due to depreciation on normal additions to plant in service and an increase in depreciation rates associated with a depreciation study.

    Other operating expenses - propane operations includes the operating and maintenance expenses, taxes and depreciation of Highland Propane Company. These costs increased $289,736 to $2,700,622 in 1997 from $2,410,890 in 1996. The increase was mainly due to depreciation on increased plant associated with customer growth and increased income taxes associated with higher taxable income.

OTHER INCOME - Other income, net of other deductions, increased $69,170 to $146,910 in 1997 from $77,740 in 1996. The increase was primarily due to jobbing income of $55,448 and the elimination of a write-down on nonutility property of $26,870 which occurred in 1996.

INTEREST CHARGES - Total interest charges increased $324,081 to $2,240,453 in 1997 from $1,916,372 in 1996. The increase was associated with increased long-term and short-term debt financing. Additional long-term debt was acquired to support natural gas plant growth which resulted in an increase of long-term interest expense of $119,337. Interest expense on short-term debt increased $204,744, which $55,601 of the increase attributable to short-term debt growth supporting propane tank and equipment purchases. The remainder of the short-term interest expense increased as a result of increased working capital needs for higher gas inventories and average receivable balances coupled with interest accruals on a rate refund reserve for the Roanoke Gas Company pending rate case.

NET EARNINGS AND DIVIDENDS - Net earnings for 1997 were $2,309,880 as compared to $2,196,672 for 1996. Basic earnings per share of common stock were $1.54 in 1997 compared to $1.51 in 1996. Dividends per share of common stock were $1.04 in 1997 compared to $1.02 in 1996. The $113,208 increase in earnings can be attributed to cost containment, customer growth and rate increases. Maintenance expense was $405,516 less than the prior year while customer growth and rate increases resulted in a $434,126 higher operating margin.

[GRAPH]

                                   COMPARISON
                    Net Income to HDD (Heating Degree Days)


                 1994      1995      1996      1997      1998

Net Income     1677098   1777240   2196672   2309880   2726879
HDD               4416      3791      4696      4298      4054

Accounting Changes

    The Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share (Statement 128) in 1998. Statement 128 supersedes APB Opinion No. 15, Earnings Per Share, and specifies the computation, presentation and disclosure requirements for basic and diluted earnings per share (EPS) for entities with publicly held common stock or potential common stock.

Recent Accounting Developments

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 129, Disclosure of Information about Capital Structure, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. These Statements are effective for fiscal years beginning after December 15, 1997. The Company does not anticipate the adoption of the Statements will have a material impact on its consolidated financial position, results of operations or liquidity.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments,

                                                             1998 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations


including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge.

    The Company has entered into certain arrangements for hedging the price of natural gas and propane gas for the purpose of providing price stability during the winter months. The Company has not fully analyzed the impacts of the provisions of SFAS No. 133 on the Company's financial statements.

Impact Of Inflation

    The cost of natural gas represented approximately 68% for fiscal 1998 and 72% for fiscal 1997 and 1996 of the total operating expenses of the Company's gas utilities operations. However, under the present regulatory Purchased Gas Adjustment mechanisms, the increases and decreases in the cost of gas are passed through to the Company's customers.

    Inflation impacts the Company through increases in non-gas costs such as insurance, labor costs, supplies and services used in operations and maintenance and the replacement cost of plant and equipment. The rates charged to natural gas customers to cover these costs can only be increased through the regulatory process via a rate increase application. In addition to stressing performance improvements and higher gas sales volumes to offset inflation, management must continually review operations and economic conditions to assess the need for filing and receiving adequate and timely rate relief from the state commissions.

[GRAPH]

MCF Delivered


                              1994           1995           1996           1997           1998
MCF                           10267038       9961877        11169948       10804045       10875481


[GRAPH]
Gallons of Propane Delivered


                              1994           1995           1996           1997           1998
Gallons Delivered of Propane   5012830       4822277         5997912        6568066        7702384



Year 2000

    Roanoke Gas Company has made significant progress in addressing the Year 2000 issue. The Year 2000 concern is caused by the movement from 1999 to the year 2000. Many computer-based systems rely on the last two numbers of the date to distinguish the year, and many of these systems will not recognize "00" as an acceptable date. Even if systems will accept "00" as an appropriate date, many systems will not distinguish the year 2000 from year 1900. Like all other companies that use application software and rely on a computer-based infrastructure that includes microprocessor systems, the Year 2000 issue affects many areas of the Company's operations. The Company has formed a Year 2000 Task Force comprised of a comprehensive group of employees who have developed a written plan that addresses communications, system conversions, system testing, and contingency planning.

     The Company has conducted an extensive inventory to identify and categorize all of its internal systems which may be date sensitive. These internal systems control, monitor, or assist in the operation of the Company, its equipment and machinery. Generally, these systems contain microprocessor chips, integrated circuits, or computer boards. The Company identified date-sensitive applications in customer service, operations, financial systems, end-user applications, storage and distribution systems, meters, telecommunications, vehicles, building controls and other areas. With these systems identified, each system is reviewed to determine how it can be tested. When applicable, manufacturers of each item are contacted concerning available compliance information. An industry consultant is assisting the Company with this phase.

     The Company started upgrading internal systems in the winter of 1996 and completed the majority of the upgrades by the fall of 1997. These systems cover the entire scope of the business, ranging from the Payroll
System to the Customer Information System. There is a plan in place to upgrade the remaining internal system applications by the spring of 1999. Most of these systems have been in production for a minimum of ten months. With baseline validation complete, testing for the Year 2000 and other key dates has begun. In October 1998, the Company set up a training and testing lab, and operating system testing was completed in November 1998. The Company began performing tests on all software applications in December 1998, and such testing is scheduled to be completed in the spring of 1999. The Company intends to perform necessary remediation on systems that fail in March 1999. Over 70% of the Company's systems have successfully completed testing and were found to be Year 2000 compliant. The remaining 30%, which includes the propane system, remain to be tested.

     Roanoke Gas has made considerable progress in upgrading its information systems to be Year 2000 compliant. Essentially, all of the core IBM AS/400 systems have been upgraded, with the exception of propane, which should be completed by mid-1999. All Local Area Network (LAN) and Wide Area Network (WAN) systems have been upgraded. The remaining systems are believed to be compliant or a plan is in place to reach compliance. We believe that most of our vendors, suppliers and major customers are dedicated to the problem with intentions of completing their efforts in a timely manner. Though our list of systems seems complete, management continues to search for systems throughout the Company that may need attention. Employee awareness and contingency planning are a top priority of the Company's Year 2000 task force.

    The Company added a segregated test environment that included a second AS/400 and an additional network file server. This should help facilitate the implementation of the new CIS, allow thorough Year 2000 testing and improve the test environment for all systems development. The segregated test environment also upgrades the Company's Disaster Recovery Planning by enabling an internal recovery hot-site.

     The Company is developing a plan to identify the areas with the highest potential risk of Year 2000 exposure and determining the functions that need contingency plans. The Company anticipates that the resulting contingency plans will be developed and documented by the spring of 1999.

    The Virginia Commission and the West Virginia Commission are both closely monitoring the Year 2000 conversions of all utilities in their respective states. On July 1, 1998 the Virginia Commission Staff initiated a process which required all utilities to file a summary of their progress toward Year 2000 compliance on July 22, 1998 with quarterly updates beginning in October 1998. The West Virginia Commission issued General Order No. 253 on April 30, 1998 and a Year 2000 Survey. The Order required survey responses by July 31, 1998, with semi-annual updates beginning in January 1999.

     The Company maintains emergency operating plans for problems that could arise from both internal and external sources. With regard to internal systems, the Company believes that it has identified and is addressing the Year 2000 compliance of the systems that pose the most significant risk to its ability to provide safe and reliable service to customers. Externally, the Company has initiated discussions with suppliers of interstate transportation capacity and relies on their testing and remediation methods to continue the supply of natural gas to its distribution system. Furthermore, the Company has received and responded to letters from many of its customers concerning our Year 2000 compliance status. Likewise, the Company has held discussions with large-volume customers concerning their Year 2000 concerns. The Company intends to continually monitor any new developments.

    The Company believes that it is taking reasonable measures to ensure the safe and uninterrupted delivery of natural gas. There can be no guarantee that the systems of other companies and external services, such as water, electricity, and telephone, on which the Company's operations rely, will be timely converted, or will be converted in a manner compatible with the Company's systems. If this were to occur, it would create a significant barrier to providing service to the Company's customers and could result in material increases in operating expenses and lost revenues.

    To date, the Company has spent approximately $35,000 on Year 2000 remediation activities. The Company projects that it will spend an additional $109,000, over and above otherwise planned upgrades to systems and hardware, over the course of the next two years to complete its Year 2000 readiness plan.

[PHOTO]
    Michael Jones, Madeline Bowles, Nancy Sweeney, and Armell Bolden use the
     new testing and training lab. Our computer lab will provide testing and training for employees in many departments.

                                                              1998 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

[PHOTO]
Don Jones, Project Engineer, fills his car with clean, efficient compressed natural gas. Driving automobiles powered by natural gas is cleaner for our environment.



Environmental Issues

    Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950s. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed formal analysis at the Roanoke Gas Company MGP site. An analysis at the Bluefield Gas Company site indicates some soil contamination. The Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these sites. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the Commission related to environmental matters at other companies, the Company believes it would be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Commission recognized the Company's right to defer MGP cleanup costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required cleanup of either MGP site, the Company anticipates recording a regulatory asset for such cleanup costs which are anticipated to be recovered in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to the previously mentioned environmental matters will not have a material effect on the Company's consolidated financial position.

                       Roanoke Gas Company & Subsidiaries
                            1998 Financial Highlights

Operating Revenues - Gas                                   $51,857,052
Propane Revenues - Propane                                 $ 7,530,040
Other Revenues - Gas Marketing                             $ 6,519,467
Merchandising And Jobbing                                    $ 587,030
Interest Income                                               $ 28,872
Gross Revenues                                             $66,522,461
Net Earnings                                               $ 2,726,879
Net Earnings Per Share                                          $ 1.60
Dividends Per Share - Cash                                      $ 1.06
Total Customers - Natural Gas                                   53,582
Total Customers - Propane                                       11,004
Customers Per Employee                                             409
Total Natural Gas Deliveries - MCF                          10,875,481
Total Propane Sales - Gallons                                7,702,384
Total Payroll Chargeable To Operations & Construction     $  5,876,183
Total Additions To Plant                                  $  9,238,614



Roanoke Gas Company

Independent Auditors' Report

The Board of Directors and Stockholders
of Roanoke Gas Company:


    We have audited the accompanying consolidated balance sheet of Roanoke Gas Company and subsidiaries (the "Company") as of September 30, 1998, and the related statements of earnings, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended September 30, 1997 and 1996 were audited by other auditors whose report, dated October 17, 1997, expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP



Charlotte, North Carolina
October 20, 1998

                                                              1998 Annual Report

KPMG Peat Marwick LLP
10 S. Jefferson Street, Suite 1710
Roanoke, VA 24011-1331





Independent Auditors' Report


The Board of Directors and Stockholders
Roanoke Gas Company:


We have audited the accompanying consolidated balance sheet of Roanoke Gas Company and subsidiaries as of September 30, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the two-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roanoke Gas Company and subsidiaries as of September 30, 1997, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 1997, in conformity with generally accepted accounting principles.


                                                   s/KPMG Peat Marwick LLP
                                                   KPMG Peat Marwick LLP



Roanoke, Virginia
October 17, 1997

Roanoke Gas Company and Subsidiaries
Consolidated Balance Sheets
September 30, 1998 and 1997

Assets                                                                 1998             1997
--------------------------------------------------------------------------------------------------
Utility Plant:
   In service                                                     $  69,986,124       65,590,024
   Accumulated depreciation and amortization                        (24,644,581)     (22,612,963)
--------------------------------------------------------------------------------------------------
     In service, net                                                 45,341,543       42,977,061
   Construction work-in-progress                                      1,674,543        1,088,083
--------------------------------------------------------------------------------------------------
     Total utility plant, net                                        47,016,086       44,065,144
--------------------------------------------------------------------------------------------------
Nonutility Property:
   Propane                                                           10,188,124        6,634,369
   Accumulated depreciation and amortization                         (3,059,870)      (2,540,274)
--------------------------------------------------------------------------------------------------
     Total nonutility property, net                                   7,128,254        4,094,095
--------------------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                                             84,037          116,045
   Accounts receivable, less allowance for doubtful accounts of
     $202,652 in 1998 and $368,345 in 1997                            3,051,474        4,188,984
   Inventories                                                        7,969,730        7,427,581
   Prepaid income taxes                                                 712,687            7,368
   Deferred income taxes                                              1,868,888        1,206,995
   Underrecovery of gas costs                                                 -          587,457
   Other                                                                451,027          420,674
--------------------------------------------------------------------------------------------------
     Total current assets                                            14,137,843       13,955,104
--------------------------------------------------------------------------------------------------
Other Assets                                                            852,737          478,915


--------------------------------------------------------------------------------------------------
Total Assets                                                      $  69,134,920       62,593,258
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Roanoke Gas Company

Liabilities And Stockholders' Equity                                                           1998          1997
---------------------------------------------------------------------------------------------------------------------
Capitalization:
   Stockholders' equity:
      Common stock, $5 par value. Authorized 3,000,000 shares; issued and outstanding
        1,794,416 and 1,527,486 shares in 1998 and 1997, respectively                    $    8,972,080    7,637,430
      Capital in excess of par value                                                          8,909,145    5,271,667
      Retained earnings                                                                       8,583,356    7,687,854
--------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                             26,464,581   20,596,951
   Long-term debt, excluding current maturities                                              20,700,000   17,079,000
--------------------------------------------------------------------------------------------------------------------
      Total capitalization                                                                   47,164,581   37,675,951
Current Liabilities:
   Current installments of long-term debt                                                             -    3,143,124
   Borrowings under lines of credit                                                           4,584,000    7,129,000
   Dividends payable                                                                            476,140      397,530
   Accounts payable                                                                           6,968,594    5,512,348
   Customer deposits                                                                            399,750      427,895
   Accrued expenses                                                                           4,224,693    4,233,860
   Refunds from suppliers - due customers                                                        85,572      425,860
   Overrecovery of gas costs                                                                  1,269,829            -
--------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                              18,008,578   21,269,617
Deferred Credits And Other Liabilities:
   Deferred income taxes                                                                      3,508,838    3,145,932
   Deferred investment tax credits                                                              452,923      492,357
   Other deferred credits                                                                             -        9,401
--------------------------------------------------------------------------------------------------------------------
      Total deferred credits and other liabilities                                            3,961,761    3,647,690
--------------------------------------------------------------------------------------------------------------------
Total Liabilities And Stockholders' Equity                                                $  69,134,920   62,593,258
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Earnings
Years Ended September 30, 1998, 1997 and 1996


                                                      1998               1997            1996
--------------------------------------------------------------------------------------------------
Operating Revenues:
   Gas utilities                                  $ 51,857,052        57,842,181      60,067,407
   Propane operations                                7,530,040         7,205,645       5,703,466
--------------------------------------------------------------------------------------------------
      Total operating revenues                      59,387,092        65,047,826      65,770,873
--------------------------------------------------------------------------------------------------
Cost Of Gas:
   Gas utilities                                    32,471,072        38,675,337      40,763,104
   Propane operations                                3,636,435         3,907,568       2,976,974
--------------------------------------------------------------------------------------------------
      Total cost of gas                             36,107,507        42,582,905      43,740,078
--------------------------------------------------------------------------------------------------
Operating Margin                                    23,279,585        22,464,921      22,030,795
--------------------------------------------------------------------------------------------------
Operating Expenses:
   Gas utilities:
      Operations                                     7,583,583         8,049,833       8,056,211
      Maintenance                                    1,432,203         1,462,764       1,868,280
      Taxes - general                                2,376,227         2,456,399       2,401,768
      Taxes - income                                 1,100,506           857,964         963,895
      Depreciation and amortization                  2,806,278         2,533,912       2,294,447
   Propane operations (including income taxes of
      $326,206, $309,137 and $177,059 in 1998,
      1997 and 1996, respectively)                   3,263,762         2,700,626       2,410,890
--------------------------------------------------------------------------------------------------
      Total operating expenses                      18,562,559        18,061,498      17,995,491
--------------------------------------------------------------------------------------------------
Operating Earnings                                   4,717,026         4,403,423       4,035,304
--------------------------------------------------------------------------------------------------
Other Income (Deductions):
   Gas utilities, net                                   67,759            68,240         (20,931)
   Propane operations, net                              80,248           116,222         121,157
   Taxes - income                                      (42,443)          (37,552)        (22,486)
--------------------------------------------------------------------------------------------------
      Total other income (deductions)                  105,564           146,910          77,740
--------------------------------------------------------------------------------------------------
Earnings Before Interest Charges                     4,822,590         4,550,333       4,113,044
--------------------------------------------------------------------------------------------------
Interest Charges:
   Gas utilities:
      Long-term debt                                 1,550,734         1,740,998       1,621,661
      Other                                            398,409           441,444         292,301
   Propane operations                                  146,568            58,011           2,410
--------------------------------------------------------------------------------------------------
      Total interest charges                         2,095,711         2,240,453       1,916,372
--------------------------------------------------------------------------------------------------
Net Earnings                                     $   2,726,879         2,309,880       2,196,672
--------------------------------------------------------------------------------------------------
Basic Earnings Per Share                         $        1.60              1.54            1.51
--------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding - Basic          1,701,048         1,503,388       1,455,999
--------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                       $        1.60              1.53            1.51
--------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding - Diluted        1,706,902         1,504,915       1,458,899
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Stockholders' Equity
Years Ended September 30, 1998, 1997 and 1996

                                                            Capital In                         Total
                                              Common         Excess Of       Retained      Stockholders'
                                               Stock         Par Value       Earnings         Equity
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1995              $  7,162,560       4,149,584       6,243,028       17,555,172
Net earnings                                         -               -       2,196,672        2,196,672
Cash dividends ($1.02 per share)                     -               -      (1,491,077)      (1,491,077)
Issuance of common stock (43,331 shares)       216,655         497,579               -          714,234
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1996                 7,379,215       4,647,163       6,948,623       18,975,001
Net earnings                                         -               -       2,309,880        2,309,880
Cash dividends ($1.04 per share)                     -               -      (1,570,649)      (1,570,649)
Issuance of common stock (51,643 shares)       258,215         624,504               -          882,719
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1997                 7,637,430       5,271,667       7,687,854       20,596,951
Net earnings                                         -               -       2,726,879        2,726,879
Cash dividends ($1.06 per share)                     -               -      (1,831,377)      (1,831,377)
Issuance of common stock (266,930 shares)    1,334,650       3,637,478               -        4,972,128
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1998              $  8,972,080       8,909,145       8,583,356       26,464,581
-------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Cash Flows
Years Ended September 30, 1998, 1997 and 1996

                                                                        1998             1997            1996
-----------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
   Net earnings                                                     $ 2,726,879        2,309,880       2,196,672
   Adjustments to reconcile net earnings to net cash provided by
   (used in) operating activities:
      Depreciation and amortization                                   3,577,872        3,247,015       2,810,314
      Loss (gain) on asset disposition                                   40,380            6,562          (4,202)
      Write-off of regulatory assets                                          -          132,523               -
      Decrease (increase) in over/underrecovery of gas costs          1,857,286        1,195,133      (2,019,589)
      Deferred taxes and investment tax credits                        (338,421)        (681,937)        789,052
      Other noncash items, net                                         (284,466)          93,131         160,936
      Changes in assets and liabilities which provided (used) cash:
            Accounts receivable and customer deposits, net            1,109,365         (266,066)       (346,566)
            Inventories                                                (542,149)         (24,995)     (2,054,592)
            Prepaid income taxes and other current assets              (735,672)         349,405        (596,257)
            Accounts payable and accrued expenses                     1,447,079        1,599,788        (902,462)
            Refunds from suppliers - due customers                     (340,288)         401,995        (658,986)
-----------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities             8,517,865        8,362,434        (625,680)
-----------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
   Additions to utility plant and nonutility property                (9,238,614)      (8,052,801)     (5,522,977)
   Cost of removal of utility plant, net                                (70,949)        (158,855)       (423,221)
   Proceeds from sales of assets                                        225,159          192,063          42,511
----------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                       (9,084,404)      (8,019,593)     (5,903,687)
----------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
   Proceeds from issuance of long-term debt                           3,356,000                -               -
   Retirement of long-term debt                                      (2,878,124)        (669,423)     (1,179,415)
   Net borrowings (repayments) under lines of credit                 (2,545,000)         476,500       8,598,000
   Proceeds from issuance of common stock                             4,601,069          882,719         714,234
   Common stock issuance costs                                         (246,647)               -               -
   Cash dividends paid                                               (1,752,767)      (1,549,914)     (1,473,025)
----------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities            534,531         (860,118)      6,659,794
----------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                    (32,008)        (517,277)        130,427
Cash and Cash Equivalents, Beginning of Year                            116,045          633,322         502,895
----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                               $   84,037          116,045         633,322
----------------------------------------------------------------------------------------------------------------
Supplemental Disclosures Of Cash Flows Information:
   Cash paid during the year for:
      Interest                                                     $  2,148,861        2,065,893       1,493,801
----------------------------------------------------------------------------------------------------------------
      Income taxes, net of refunds                                 $  2,512,897        1,575,952       1,148,319
----------------------------------------------------------------------------------------------------------------

   Noncash transactions:
      The Company refinanced $9,300,000 of current installments of long-term debt and borrowings under lines of credit as long-term debt in 1996.

      The assets of a propane company were acquired in December 1997 in exchange for 34,317 shares of stock for a total value of $617,706.

      In June 1998, the Company refinanced the remaining balances of Series K and Series L First Mortgage Bonds in the amount of $3,344,000 into a First Mortgage Note due July 1, 2008.

-------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(1) Summary Of Significant Accounting Policies

General

    The consolidated financial statements include the accounts of Roanoke Gas Company and its wholly owned subsidiaries (the "Company"), Bluefield Gas Company and Diversified Energy Company, operating as Highland Propane Company and Highland Gas Marketing. Roanoke Gas Company and Bluefield Gas Company are gas utilities which distribute and sell natural gas to residential, commercial and industrial customers within their service areas. Highland Propane Company distributes and sells propane in southwestern Virginia and southern West Virginia. Highland Gas Marketing brokers natural gas to several industrial transportation customers of Roanoke Gas Company and Bluefield Gas Company.

    The primary business of the Company is the distribution of natural gas to residential, commercial and industrial customers in Roanoke, Virginia; Bluefield, Virginia; Bluefield, West Virginia; and the surrounding areas. The Company distributes natural gas to its customers at rates and charges regulated by the State Corporation Commission in Virginia and the Public Service Commission in West Virginia.

    All significant intercompany transactions have been eliminated in consolidation.

    During 1998, 1997 and 1996, no single customer accounted for more than 5 percent of the Company's sales, and no account receivable from any customer exceeded five percent of the Company's total accounts receivable at September 30, 1998 and 1997.

Regulation

    The Company's regulated operations meet the criteria, and accordingly, follow the accounting and reporting requirements of Statement of Financial Accounting Standards ("SFAS") No. 71, Accounting for the Effects of Certain Types of Regulation. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate-setting process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the consolidated balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

    The amounts recorded by the Company as regulatory assets and regulatory liabilities are as follows:



                                                                               September 30,
--------------------------------------------------------------------------------------------------
                                                                           1998            1997
--------------------------------------------------------------------------------------------------
Regulatory Assets:
   Early retirement incentive costs                                  $    20,520           33,481
   Rate case costs                                                         1,163            6,598
   Underrecovery of gas costs                                                  -          587,457
   Other                                                                  19,515                -
--------------------------------------------------------------------------------------------------
Total Regulatory Assets                                              $    41,198          627,536
--------------------------------------------------------------------------------------------------
Regulatory Liabilities:
   Refunds from suppliers - due customers                            $    85,572          425,860
     Overrecovery of gas costs                                         1,269,829                -
--------------------------------------------------------------------------------------------------
Total Regulatory Liabilities                                         $ 1,355,401          425,860
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

    During 1997, the Company wrote off regulatory assets totaling $132,523 upon management's determination that, for rate-making purposes, recovery of these costs in future revenues was no longer probable.

Utility Plant

    Utility plant is stated at original cost. The cost of additions to utility plant includes direct charges and overhead. The cost of depreciable property retired, plus cost of removal, less salvage is charged to accumulated depreciation. Maintenance, repairs, and minor renewals and betterments of property are charged to operations.

Depreciation and Amortization
    Provisions for depreciation are computed principally on composite straight-line rates for financial statement purposes and on accelerated rates for income tax purposes. Depreciation and amortization for financial statement purposes are provided on annual composite rates ranging from 2 percent to 33 percent. The annual composite rates are determined by periodic depreciation studies.

Cash and Cash Equivalents

    For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.


                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(1) Summary Of Significant Accounting Policies (continued)

Inventories

    Inventories consist primarily of propane and natural gas, which are valued at the lower of average cost or market.

Unbilled Revenues

    The Company bills its natural gas customers on a monthly cycle basis, although certain large industrial customers are billed at or near the end of each month. The Company records revenue based on service rendered to the end of the accounting period. The amounts of unbilled revenue receivable included in accounts receivable on the consolidated balance sheets at September 30, 1998 and 1997 were $795,338 and $915,192, respectively.

Income Taxes

    Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The Company and its subsidiaries file a consolidated federal income tax return. Federal income taxes have been provided by the Company on the basis of the separate company income and deductions.

Bond Expenses

    Bond expenses are being amortized over the lives of the bonds using the bonds outstanding method.


Over/Underrecovery of Gas Costs

    Pursuant to the provisions of the Company's Purchased Gas Adjustment (PGA) clause, increases or decreases in gas costs are passed on to its customers. Accordingly, the difference between actual costs incurred and costs recovered through the application of the PGA is reflected as a net deferred charge or credit. At the end of the deferral period, the balance of the net deferred charge or credit is amortized over the next 12-month period as amounts are reflected in customer billings.

Earnings Per Share

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 supersedes APB Opinion No. 15, Earnings per Share, and specifies earnings per share (EPS) for entities with publicly held common stock. Prior period EPS has been restated to conform to the new statement.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options

    On October 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net earnings and pro forma net earnings per share disclosures for stock option grants, as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures.

Reclassifications
    Certain reclassifications were made to prior year balances to conform with current year presentations.

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(2) Allowance For Doubtful Accounts

    A summary of the changes in the allowance for doubtful accounts follows:


                                                                        Years Ended September 30,
--------------------------------------------------------------------------------------------------
                                                               1998           1997          1996
--------------------------------------------------------------------------------------------------
Balances, beginning of year                                 $ 368,345       279,316        171,947
Provision for doubtful accounts                               481,297       660,400        550,777
Recoveries of accounts written off                            188,309       125,035        131,499
Accounts written off                                         (835,299)     (696,406)      (574,907)
--------------------------------------------------------------------------------------------------
Balances, end of year                                       $ 202,652       368,345        279,316
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(3) Borrowings Under Lines Of Credit A summary of short-term lines of credit follows:

                                                                       September 30,
--------------------------------------------------------------------------------------------------
                                                               1998                      1997
-------------------------------------------------------------------------------------------------
Lines of credit                                          $ 21,000,000                20,000,000
Outstanding balance                                         4,584,000                 7,129,000
Highest month-end balances outstanding                     12,929,000                15,896,000
Average month-end balances                                  5,280,000                 8,098,000
Average rates of interest during year                            6.19%                     5.97%
Average rates of interest on balances outstanding                6.18%                     6.14%
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------



(4) Long-term Debt
    Long-term debt consists of the following:

                                                                              September 30,
--------------------------------------------------------------------------------------------------
                                                                           1998          1997
--------------------------------------------------------------------------------------------------
Roanoke Gas Company:
   First Mortgage bonds, collateralized by utility plant:
      Series K, 10%, due July 1, 2002, retired during 1998           $         -      1,350,000
Series L, 10.375%, due April 1, 2004, retired during 1998                      -      2,328,000
   Term debentures, collateralized by indenture dated
      October 1, 1991, with provision for retirement in
      varying annual payments through October 1, 2016 and
      interest rates ranging from 6.75% to 9.625%                      4,700,000      7,200,000
   Unsecured senior notes payable, interest at 7.66%,
      with provision for retirement of $1,600,000 for
      each year beginning December 1, 2014 through 2018                8,000,000      8,000,000
   Obligations under capital leases, due in aggregate
      monthly payments of $3,076, including interest,
      through August 1998                                                      -         31,624
   First Mortgage notes payable, interest fixed at
      7.804% due July 1, 2008                                          5,000,000              -
--------------------------------------------------------------------------------------------------
Bluefield Gas Company:
   Unsecured installment loan, with interest rate based on
      prime 8.75% at September 30, 1997, with provision for
      retirement of $50,000 for each year and a final
      payment of $12,500 on October 31, 1997                                   -         12,500
   Unsecured note payable, interest at 7.28%, with provision
      for retirement of $25,000 quarterly beginning
      January 1, 2002 and a final payment of $1,125,000 on
      October 1, 2003                                                  1,300,000      1,300,000
--------------------------------------------------------------------------------------------------
                                                                                      continued

                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(4) Long-term Debt (continued)


                                                                            September 30,
--------------------------------------------------------------------------------------------------
                                                                         1998             1997
--------------------------------------------------------------------------------------------------
Highland Propane Company:
   Unsecured note payable, interest at 7%, with provision
      for retirement on December 31, 2007                            $ 1,700,000               -
--------------------------------------------------------------------------------------------------
Total long-term debt                                                  20,700,000      20,222,124
Less current maturities                                                        -      (3,143,124)
--------------------------------------------------------------------------------------------------
Total long-term debt, excluding current maturities                   $20,700,000      17,079,000
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

    The above debt obligations contain various provisions including a minimum interest charge coverage ratio and limitations on debt as a percentage of total capitalization. The obligations also contain a provision restricting the payment of dividends, primarily based on the earnings of the Company and dividends previously paid. At September 30, 1998, approximately $4,500,000 of retained earnings were available for dividends.

    The aggregate annual maturities of long-term debt, subsequent to September 30, 1998 are as follows:


               Years Ending September 30,
--------------------------------------------------------------------------------

2001                               $   775,000
2002                                   100,000
2003                                 2,125,000
Thereafter                          17,700,000
--------------------------------------------------------------------------------
Total                              $20,700,000
================================================================================

Roanoke Gas Company

Roanoke Gas Company And Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(5) Income Taxes

   The details of income tax expense (benefit) are as follows:

                                                                    Years Ended September 30,
----------------------------------------------------------------------------------------------------
                                                                   1998            1997       1996
----------------------------------------------------------------------------------------------------
Charged to operating expenses - gas utilities:
Current:
   Federal                                                     $ 1,566,868      1,561,779    206,399
   State                                                            54,764        (15,946)   (40,248)
----------------------------------------------------------------------------------------------------
Total current                                                    1,621,632      1,545,833    166,151
----------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                        (447,054)      (668,660)   777,772
   State                                                           (34,638)        20,226     58,621
----------------------------------------------------------------------------------------------------
Total deferred                                                    (481,692)      (648,434)   836,393
Investment tax credits, net                                        (39,434)       (39,435)   (38,649)
Total charged to operating expenses - gas utilities              1,100,506        857,964    963,895
----------------------------------------------------------------------------------------------------
Charged to other operating expenses - propane operations:
   Current                                                         139,592        282,380    185,377
   Deferred                                                        186,614         26,757     (8,318)
----------------------------------------------------------------------------------------------------
Total charged to other operating expenses - propane operations     326,206        309,137    177,059
Charged to other income and deductions - gas utilities:
Current                                                             46,353         37,892     22,860
   Deferred                                                         (3,910)          (340)      (374)
----------------------------------------------------------------------------------------------------
Total charged to other income and deductions - gas utilities        42,443         37,552     22,486
----------------------------------------------------------------------------------------------------
Total income tax expense                                       $ 1,469,155      1,204,653  1,163,440
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

   Income tax expense for the years ended September 30, 1998, 1997 and 1996 differed from amounts computed by applying the U.S. Federal income tax rate of 34 percent to earnings before income taxes as a result of the following:

                                                                    Years Ended September 30,
-------------------------------------------------------------------------------------------------------
                                                            1998               1997             1996
-------------------------------------------------------------------------------------------------------
Net earnings                                            $ 2,726,879          2,309,880        2,196,672
Income tax expense                                        1,469,155          1,204,653        1,163,440
-------------------------------------------------------------------------------------------------------
Earnings before income taxes                            $ 4,196,034          3,514,533        3,360,112
-------------------------------------------------------------------------------------------------------
Computed "expected" income tax expense                    1,426,652          1,194,941        1,142,438
Increase (reduction) in income tax expense
  resulting from:
   Amortization of deferred investment tax credits          (39,434)           (39,435)         (38,649)
   Other, net                                                81,937             49,147           59,651
-------------------------------------------------------------------------------------------------------
Total income tax expense                                $ 1,469,155          1,204,653        1,163,440
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(5) Income Taxes (continued)

   The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                                                September 30,
---------------------------------------------------------------------------------------------------
                                                                             1998           1997
---------------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for uncollectibles                                          $    74,740        132,818
   Accrued pension and medical benefits                                      909,898        803,852
   Accrued vacation                                                          172,707        173,731
   Over/underrecovery of gas costs                                           430,529       (225,309)
   Provision for rate refund                                                       -        176,972
   Costs on gas held in storage                                              245,902         96,574
   Other                                                                      35,112         48,357
---------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                            1,868,888      1,206,995
---------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Utility plant basis differences                                         3,508,489      3,145,361
   Other                                                                         349            571
---------------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                       3,508,838      3,145,932
---------------------------------------------------------------------------------------------------
Net deferred tax liability                                               $ 1,639,950      1,938,937
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(6) Employee Benefit Plans

       The Company has a defined benefit pension plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and employee compensation. Plan assets are invested principally in cash equivalents and corporate stocks and bonds. Company contributions are intended to provide not only for benefits attributed to date but also for those expected to be earned in the future.

       Pension expense includes the following components:


                                                                        Years Ended September 30,
--------------------------------------------------------------------------------------------------------
                                                                         1998        1997         1996
--------------------------------------------------------------------------------------------------------
Service cost for the current year                                  $     157,705     142,467     148,465
Interest cost on the projected benefit obligation                        444,696     419,474     397,458
Actual return on assets held in the plan                              (1,005,797) (1,030,919)   (717,703)
Net amortization and deferral of unrecognized gains and losses           525,244     647,436     372,234
--------------------------------------------------------------------------------------------------------
Net pension expense                                                $     121,848     178,458     200,454
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------


        The Plan's funded status is as follows:


                                                                                 September 30,
-----------------------------------------------------------------------------------------------------
                                                                             1998            1997
-----------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested                                                                $ (5,556,051)    (4,285,717)
   Nonvested                                                                 (147,969)      (143,901)
-----------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                             (5,704,020)    (4,429,618)
Effect of anticipated future compensation levels and other events          (2,285,221)    (1,510,433)
-----------------------------------------------------------------------------------------------------
Projected benefit obligation                                               (7,989,241)    (5,940,051)
Fair value of assets held in the plan                                       7,069,755      6,324,249
-----------------------------------------------------------------------------------------------------
Excess (deficiency) of plan assets over projected benefit obligation   $     (919,486)       384,198
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

        The excess (deficiency) of plan assets over the projected benefit obligation consists of the following:


                                                                                September 30,
----------------------------------------------------------------------------------------------------
                                                                            1998             1997
----------------------------------------------------------------------------------------------------
Net unrecognized gain due to past experience different than assumed    $    297,949       1,709,103
Unamortized transition liability                                           (224,533)       (329,977)
Unrecognized prior service cost                                             (56,629)        (75,503)
Accrued pension cost included in the consolidated balance sheet            (936,273)       (919,425)
----------------------------------------------------------------------------------------------------
Total                                                                  $    919,486         384,198
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

      The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.75 percent for 1998 and
7.75 percent for 1997 and 1996. The rates of increase in future compensation levels used in determining the actuarial present value of the projected obligation in 1998, 1997 and 1996 were 4 percent for compensation increases through December 1996 and 5 percent for compensation increases thereafter. The assumed long-term rate of return on assets was 8.5 percent for 1998, 1997 and 1996.

      In addition to pension benefits, the Company has a postretirement benefits plan which provides certain health care, supplemental retirement and life insurance benefits to active and retired employees who meet specific age and service requirements. The Plan is contributory. The Company has elected to fund the Plan over future years. Approximately 74 percent of the consolidated annual cost of the Plan is recovered from the Company's customers through rates.



                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996



 (6) Employee Benefit Plans (continued)

   The following table presents the plan's funded status reconciled with the amounts recognized in the Company's consolidated balance sheets:

                                                                            September 30,
--------------------------------------------------------------------------------------------------
                                                                        1998             1997
--------------------------------------------------------------------------------------------------
Accumulated postretirement benefits obligation:
   Retirees                                                         $  3,141,831       2,846,193
   Fully eligible active plan participants                               964,981         712,308
   Other active plan participants                                      1,662,990       1,262,063
--------------------------------------------------------------------------------------------------
Total accumulated postretirement benefits obligation                   5,769,802       4,820,564
Plan assets at fair value, principally cash equivalents and mutual
   funds                                                              (1,164,820)       (995,411)
--------------------------------------------------------------------------------------------------
Accumulated postretirement benefits obligation in excess of plan
  assets                                                               4,604,982       3,825,153
Unrecognized net gain                                                    216,562         938,540
Unrecognized transition obligation                                    (3,559,500)     (3,796,800)
--------------------------------------------------------------------------------------------------
Postretirement benefits cost included in accrued expenses           $  1,262,044         966,893
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

   Net periodic postretirement benefits cost includes the following components:

                                                             Years Ended September 30,
--------------------------------------------------------------------------------------------------
                                                           1998         1997        1996
--------------------------------------------------------------------------------------------------
Service cost for the current year                      $    86,436     96,255       89,000
Interest cost on the accumulated postretirement
  benefits obligation                                      362,179    325,036      363,000
Return on assets held in the plan                         (148,414)   (89,542)     (40,000)
Amortization of transition obligation                      237,300    237,300      237,300
Net total of other components                               61,882    (25,201)     (16,000)
--------------------------------------------------------------------------------------------------
Net periodic postretirement benefits cost              $   599,383    543,848      633,300
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


    The weighted average discount rate used in determining the accumulated postretirement benefits obligation was 6.75 percent, 7.75 percent and 7.75 percent for 1998, 1997, and 1996, respectively.

      For measurement purposes, 9 percent, 10 percent and 10.5 percent annual rates of increase in the per capita cost of covered benefits (i.e., medical trend rate) were assumed for 1998, 1997 and 1996, respectively; the rates were assumed to decrease gradually to 5.25 percent by the year 2006 and remain at that level thereafter. The medical trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed medical cost trend rate by one percentage point each year would increase the accumulated postretirement benefits obligation as of September 30, 1998 by approximately $682,946 or 12 percent, and the aggregate of the service and interest cost components of net postretirement benefits cost by approximately $80,326, or 16 percent.

    The Company also has a defined contribution plan covering all of its employees who elect to participate. The Company made annual matching contributions to the plan based on 70 percent in 1998 and 1997 and 50 percent in 1996 of the net participants' basic contributions (from 1 to 6 percent of their total compensation). The annual cost of the plan was $206,766, $217,466 and $134,188 for 1998, 1997 and 1996, respectively.

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996


(7) Common Stock Options
   During 1996, the Company's stockholders approved the Roanoke Gas Company Key Employee Stock Option Plan (the "Plan"). The Plan provides for the issuance of common stock options to officers and certain other full-time salaried employees to acquire a maximum of 50,000 shares of the Company's common stock. The Plan requires each option's exercise price per share to equal the fair value of the Company's common stock as of the date of grant.

   The aggregate number of shares under option pursuant to the Roanoke Gas Company Key Employee Stock Option Plan are as follows:

                                                        Number Of      Weighted Average     Option Price
                                                         Shares          Exercise Price       Per Share
----------------------------------------------------------------------------------------------------------
Options outstanding, September 30, 1996                  13,000            $  15.500
Options granted                                          21,500               16.875
----------------------------------------------------------------------------------------------------------
Options outstanding, September 30, 1997                  34,500               16.357       $ 15.500-16.875
Options granted                                          15,500               20.625
Options exercised                                       (13,000)              16.346
----------------------------------------------------------------------------------------------------------
Options outstanding, September 30, 1998                  37,000            $  18.149       $ 15.500-20.625
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


      Under the terms of the Plan, the options become exercisable six months from the grant date and expire 10 years subsequent to the grant date. All options outstanding were fully vested and exercisable at September 30, 1998 and 1997.

      The per share weighted-average fair values of stock options granted during 1998, 1997 and 1996 were $2.85, $1.08 and $1.63, respectively, on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                                    Years Ended September 30,
----------------------------------------------------------------------------------------------------
                                                                  1998          1997         1996
----------------------------------------------------------------------------------------------------
Expected dividend yield                                           5.14%         5.78%         5.83%
Risk-free interest rate                                           4.33%         6.29%         6.44%
Expected volatility                                              21.00%        10.00%        42.00%
Expected life                                                   10 years       10 years     10 years
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

     The Company uses the intrinsic value method of APB Opinion No. 25 for recognizing stock-based compensation in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under the provisions of SFAS No. 123, the Company's 1998 net earnings and basic earnings per share would have been $2,697,709 and $1.58; 1997 net earnings and basic earnings per share would have been $2,278,093 and $1.52; and 1996 net earnings and basic earnings per share would have been $2,182,681 and $1.50.


                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(8) Related Party Transactions

    Certain of the Company's directors render services or sell products to the Company. The significant services relate to legal fees charged to the Company of approximately $185,000, $182,000 and $69,000 in 1998, 1997 and 1996,
respectively. The products included natural gas purchases of approximately $6,052,000, $3,052,000 and $1,950,000 in 1998, 1997 and 1996, respectively. It is anticipated that similar services and products will be provided to the Company in 1999.

(9) Environmental Matters

       Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950's. A by-product of operating MGPs was coal tar, and the potential exists for on-site tar waste contaminants at the former plant sites. The extent of contaminants at these sites, if any, is unknown at this time. An analysis of the Bluefield Gas Company site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of prior operations. Therefore, the Company has no plans for subsurface remediation at the MGP sites. Should the Company eventually be required to remediate either site, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. A stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognized the Company's right to defer MGP cleanup costs at the Bluefield site, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required cleanup of either MGP site, the Company anticipates recording a regulatory asset for such cleanup costs to be recovered in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to this matter will not have a material effect on the Company's financial condition.

(10) Commitments

       The Company has short-term contracts with natural gas suppliers requiring the purchase of approximately 4,420,000 dekatherms of natural gas at varying prices during the period October 1, 1998 through September 30, 1999. In addition, the Company has short-term contracts with propane suppliers requiring the purchase of approximately 4,415,000 gallons of propane during the period October 1, 1998 through September 30, 1999. Management does not anticipate that these contracts will have a material impact on the Company's fiscal year 1999 consolidated results of operations.

(11) Fair Value Of Financial Instruments

       SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the estimated fair values of certain financial instruments. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

       The carrying amount of cash and cash equivalents and borrowings under lines of credit are a reasonable estimate of fair value due to their short-term nature and because the rates of interest paid on borrowings under lines of credit approximate market rates.

       The fair value of long-term debt is estimated by discounting the future cash flows of each issuance at rates currently offered to the Company for similar debt instruments of comparable maturities. The carrying amounts and approximate fair values are as follows:


                                                        September 30,
--------------------------------------------------------------------------------------------------
                                      1998                                   1997
--------------------------------------------------------------------------------------------------
                         Carrying            Approximate         Carrying          Approximate
                          Amount             Fair Value           Amount           Fair Value
--------------------------------------------------------------------------------------------------
Long-term debt          20,700,000           24,287,744          20,222,124        21,384,604
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

        Judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined as of September 30, 1998 and 1997 are not necessarily indicative of the amounts the Company could have realized in current market exchanges.


Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(11) Fair Value Of Financial Instruments (continued)

Derivative and Hedging Activities

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge.

        The Company has entered into certain arrangements for hedging the price of natural gas and propane gas for the purpose of providing price stability during the winter months. The Company has not fully analyzed the impact of the provisions of SFAS No. 133 on the Company's financial statements.

(12) Quarterly Financial Information (Unaudited)

   Quarterly financial data for the years ended September 30, 1998 and 1997 is summarized as follows:


                                       First           Second           Third           Fourth
1998                                  Quarter          Quarter         Quarter          Quarter
--------------------------------------------------------------------------------------------------
Operating revenues                 $ 20,796,021      21,750,333       8,982,316        7,858,422
--------------------------------------------------------------------------------------------------
Operating earnings (loss)          $  2,071,945       2,662,581         153,192         (170,692)
--------------------------------------------------------------------------------------------------
Net earnings (loss)                $  1,544,234       2,123,464        (281,216)        (659,603)
Basic earnings (loss) per share    $       1.00            1.24            (.16)            (.48)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


                                       First           Second           Third           Fourth
1997                                  Quarter          Quarter         Quarter          Quarter
--------------------------------------------------------------------------------------------------
Operating revenues                 $ 22,412,424      24,580,783       9,894,442        8,160,177
--------------------------------------------------------------------------------------------------
Operating earnings (loss)          $  1,840,530       2,394,999         261,537          (93,643)
--------------------------------------------------------------------------------------------------
Net earnings (loss)                $  1,331,276       1,831,756        (247,734)        (605,418)
Basic earnings (loss) per share    $        .90            1.22            (.16)            (.42)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


   The pattern of quarterly earnings is the result of the highly seasonal nature of the business, as variations in weather conditions generally result in greater earnings during the winter months.


                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Summary Of Gas Sales And Statistics
Years Ended September 30,

Revenues:                                1998              1997            1996            1995           1994
-------------------------------------------------------------------------------------------------------------------
    Residential Sales                $ 30,396,540     $ 32,595,261    $ 33,981,835    $ 25,078,211    $ 29,844,636
    Commercial Sales                   18,764,195       19,879,180      20,219,289      14,313,723      16,979,230
    Interruptible Sales                   695,279        3,892,301       4,569,766       3,513,181       5,607,002
    Transportation Gas Sales            1,715,032        1,107,922         943,215         909,515         610,682
    Backup Services                        97,552          173,655         190,310         107,652         222,025
    Late Payment Charges                  156,634          157,369         135,838         115,130         194,156
    Miscellaneous                          31,820           36,493          27,154          24,325          67,576
    Propane                             7,530,040        7,205,645       5,703,466       4,549,410       4,670,550
-------------------------------------------------------------------------------------------------------------------
       Total                         $ 59,387,092     $ 65,047,826    $ 65,770,873    $ 48,611,147    $ 58,195,857
-------------------------------------------------------------------------------------------------------------------
Net Income                           $  2,726,879     $  2,309,880    $  2,196,672    $  1,777,240    $  1,677,098
-------------------------------------------------------------------------------------------------------------------
MCF Delivered:
-------------------------------------------------------------------------------------------------------------------
    Residential                         4,633,403        4,651,819       5,108,553       4,204,222       4,701,703
    Commercial                          3,228,452        3,230,714       3,385,962       2,834,884       2,981,888
    Interruptible                         172,270          959,146       1,088,921       1,240,658       1,521,663
    Transportation Gas                  2,822,856        1,933,236       1,549,854       1,660,504       1,022,892
    Backup Service                         18,500           29,130          36,658          21,609          38,892
-------------------------------------------------------------------------------------------------------------------
       Total                           10,875,481       10,804,045      11,169,948       9,961,877      10,267,038
-------------------------------------------------------------------------------------------------------------------
Gallons Delivered (Propane)             7,702,384        6,568,066       5,997,912       4,822,277       5,012,830
-------------------------------------------------------------------------------------------------------------------
Heating Degree Days                         4,054            4,298           4,696           3,791           4,416
-------------------------------------------------------------------------------------------------------------------
Number Of Customers:
-------------------------------------------------------------------------------------------------------------------
    Residential                            48,265           47,539          46,007          44,873          43,734
    Commercial                              5,272            5,181           5,043           4,896           4,767
    Interruptible And Interruptible
      Transportation Service                   45               43              44              44              43
-------------------------------------------------------------------------------------------------------------------
       Total                               53,582           52,763          51,094          49,813          48,544
-------------------------------------------------------------------------------------------------------------------
Gas Account (MCF):
-------------------------------------------------------------------------------------------------------------------
    Natural Gas Purchases And Storage  11,316,714       11,406,613      11,756,089      10,453,696      10,795,928
    Gas Made - Propane                          -                -               -               -          14,008
-------------------------------------------------------------------------------------------------------------------
       Total Available                 11,316,714       11,406,613      11,756,089      10,453,696      10,809,936
-------------------------------------------------------------------------------------------------------------------
    Natural Gas Deliveries             10,875,481       10,804,045      11,169,948       9,961,877      10,267,038
    Storage - LNG                          69,343          106,892         142,297         118,393         134,893
    Company Use And Miscellaneous          37,998           49,444          54,140          46,532          50,356
    System Loss                           333,892          446,232         389,704         326,894         357,649
-------------------------------------------------------------------------------------------------------------------
       Total Gas Available             11,316,714       11,406,613      11,756,089      10,453,696      10,809,936
-------------------------------------------------------------------------------------------------------------------
Total Assets                         $ 69,134,920     $ 62,593,258    $ 58,921,099    $ 51,614,667    $ 49,579,447
-------------------------------------------------------------------------------------------------------------------
Long-Term Obligations                $ 20,700,000     $ 17,079,000    $ 20,222,124    $ 17,504,047    $ 16,414,900
-------------------------------------------------------------------------------------------------------------------

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Summary Of Capitalization Statistics
Years Ended September 30,

Common Stock:                               1998           1997         1996          1995           1994
------------------------------------------------------------------------------------------------------------
    Shares Issued                         1,794,416     1,527,486    1,475,843     1,432,512       1,382,343
    Basic Earnings Per Share                  $1.60         $1.54        $1.51         $1.26           $1.25
    Dividends Paid Per Share (Cash)           $1.06         $1.04        $1.02         $1.00           $1.00
    Dividends Paid Out Ratio                   66.3%         67.5%        67.5%         79.4%           80.0%
    Number Of Shareholders                    1,836         1,853        1,713         1,699           1,625
------------------------------------------------------------------------------------------------------------
Capitalization Ratios:
------------------------------------------------------------------------------------------------------------
    Long-Term Debt,
       Including Current Installments          43.9          49.5         52.4          51.6            51.0
    Stockholders' Equity                       56.1          50.5         47.6          48.4            49.0
------------------------------------------------------------------------------------------------------------
       Total                                  100.0         100.0        100.0         100.0           100.0
------------------------------------------------------------------------------------------------------------
    Long-Term Debt,
       Including Current Installments  $ 20,700,000  $ 20,222,124  $20,891,547  $ 18,683,462     $17,087,046
    Stockholders' Equity                 26,464,581    20,596,951   18,975,001    17,555,172      16,424,919
------------------------------------------------------------------------------------------------------------
Total Capitalization
    Plus Current Installments          $ 47,164,581  $ 40,819,075  $39,866,548  $ 36,238,634     $33,511,965
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

                                                              1998 Annual Report

Roanoke Gas Company

Board Of Directors

Lynn D. Avis
Avis Construction Company
President
Abney S. Boxley III
W. W. Boxley Company
President
Frank T. Ellett
Virginia Truck Center, Inc.
President
Frank A. Farmer, Jr.
Chairman Of The Board
Wilbur L. Hazlegrove
Law Firm Of Woods, Rogers & Hazlegrove,
P.L.C. Member

J. Allen Layman
R & B Communications, Inc.
President & CEO
Thomas L. Robertson
Carilion Health System &
Carilion Medical Center
President
S. Frank Smith
Coastal Coal Co., L.L.C.
Vice President
John B. Williamson III
President & CEO

Officers

John B. Williamson III
President & CEO
Arthur L. Pendleton
Executive Vice President & COO
Roger L. Baumgardner
Vice President, Secretary & Treasurer
John S. D'Orazio
Vice President - Marketing & New Construction
Jane N. O'Keeffe
Assistant Vice President - Human Resources
J. David Anderson
Assistant Secretary & Assistant Treasurer

Bluefield Gas Company

Board of Directors

Roger L. Baumgardner
Roanoke Gas Company
Vice President, Secretary & Treasurer
Arthur L. Pendleton
Roanoke Gas Company
Executive Vice President & COO
John C. Shott
Paper Supply Company
President

Scott H. Shott
Paper Supply Company
Secretary & Treasurer
John B. Williamson III
Roanoke Gas Company
President & CEO

Officers

John B. Williamson III
President
John S. D'Orazio
Vice President - Marketing & New Construction
Arthur L. Pendleton
Vice President - Operations
Roger L. Baumgardner
Secretary & Treasurer



Diversified Energy Company
T/A Highland Propane Company & Highland Gas Marketing

Board of Directors

Roger L. Baumgardner
Roanoke Gas Company
Vice President, Secretary & Treasurer
Frank T. Ellett
Virginia Truck Center, Inc.
President
Arthur L. Pendleton
Roanoke Gas Company
Executive Vice President & COO

S. Frank Smith
Coastal Coal Co., L.L.C.
Vice President
John B. Williamson III
Roanoke Gas Company
President & CEO

Officers

John B. Williamson III
President
John S. D'Orazio
Vice President - Marketing & New Construction
Arthur L. Pendleton
Vice President - Operations
Roger L. Baumgardner
Secretary & Treasurer

                                       36
Roanoke Gas Company

                          Corporate Mission Statement

        Roanoke Gas Company provides superior customer and stockholder value by being the preferred choice for safe, dependable, efficient, economical energy and services in the market it serves.

Corporate Information

Corporate Office

Roanoke Gas Company
519 Kimball Avenue, N.E.
P.O. Box 13007
Roanoke, VA  24030
(540) 777-4GAS  (4427)
Fax  (540) 777-2636

Auditors

Deloitte & Touche LLP
1100 Carillon
227 West Trade Street
Charlotte, NC  28202-1675

Common Stock Transfer Agent, Registrar,
Dividend Disbursing Agent & Dividend
Reinvestment Agent

First Union National Bank of North Carolina
First Union Customer Information Center
Corporate Trust Client Services NC-1153
1525 West W.T. Harris Boulevard - 3C3
Charlotte, NC  28288-1153

Common Stock

    Roanoke Gas Company's common stock is listed on the Nasdaq National Market under the trading symbol RGCO.

Direct Deposit Of Dividends &
Safekeeping Of Stock Certificates

    Shareholders can have their cash dividends deposited automatically into checking, saving or money market accounts. The shareholder's financial institution must be a member of the Automated Clearing House. Also, Roanoke Gas Company offers safekeeping of stock certificates for shares enrolled in the dividend reinvestment plan. For more information about these shareholder services, please contact the Transfer Agent, First Union National Bank of North Carolina.


10-K Report

    A copy of Roanoke Gas Company's latest annual report to the Securities and Exchange Commission on Form 10-K will be provided without charge upon written request to:
                                                            Roger L. Baumgardner
                                           Vice President, Secretary & Treasurer
                                                             Roanoke Gas Company
                                                                  P.O. Box 13007
                                                              Roanoke, VA  24030
Shareholder Inquiries

    Questions concerning shareholder accounts, stock transfer requirements, consolidation of accounts, lost stock certificates, safekeeping of stock certificates, replacement of lost dividend checks, payment of dividends, direct deposit of dividends, initial cash payments, optimal cash payments and name or address changes should be directed to the Transfer Agent, First Union National Bank. All other shareholder questions should be directed to:

                                                            Roger L. Baumgardner
                                           Vice President, Secretary & Treasurer
                                                             Roanoke Gas Company
                                                                  P.O. Box 13007
                                                              Roanoke, VA  24030

Financial Inquiries

    All financial analysts and professional investment managers should direct their questions and requests for financial information to:

                                                            Roger L. Baumgardner
                                           Vice President, Secretary & Treasurer
                                                             Roanoke Gas Company
                                                                  P.O. Box 13007
                                                              Roanoke, VA  24030

Access up-to-date information on Roanoke Gas Company and its subsidiaries at www.roanokegas.com

                            Notice Of Annual Meeting

                       The annual meeting of stockholders
                       of Roanoke Gas Company will be held
                    at the Executive Offices of the Company,
                           519 Kimball Avenue, N. E.,
                         Roanoke, Virginia at 9:00 a.m.,
                            Wednesday, March 31, 1999.


                               [Roanoke Gas Logo]

                      Your Choice for Comfort and Economy.

                  Transfer Agent and Dividend Disbursing Agent

                   First Union National Bank of North Carolina
                     First Union Customer Information Center
                     Corporate Trust Client Services NC-1153
                     1525 West W. T. Harris Boulevard - 3C3
                      Charlotte, North Carolina 28288-1153
                                 1-800-829-8432

                  Roanoke Gas Company trades on Nasdaq as RGCO.

                                                                 Exhibit D-1(d)


                            COMMONWEALTH OF VIRGINIA
                          STATE CORPORATION COMMISSION



                                               AT RICHMOND,  JANUARY 19, 1999


APPLICATION OF
                                                   CASE NO. PUA980035
ROANOKE GAS COMPANY
AND
COMMONWEALTH PUBLIC SERVICE
CORPORATION

For approval of transactions under
Chapters 4 and 5 of Title 56 of the
Code of Virginia


                             ORDER GRANTING APPROVAL


        On October 21, 1999, Roanoke Gas Company ("Roanoke" and Commonwealth Public Service Corporation ("Commonwealth"), collectively referred to as the Applicants," filed an application with the Commission under the Public Utilities Affiliates Act and the Utility Transfers Act. In the application, the Applicants request approval to enter into certain transactions with their affiliates in order to effect their merger, the reorganization of their corporate structure, and the creation of a holding company.
        Roanoke Gas Company is a Virginia public service company that provides retail distribution and sale of natural gas to approximately 48,600 customers in Roanoke, Virginia, and surrounding areas in Virginia. Bluefield Gas Company ("Bluefield") is a West Virginia public service company and is a wholly owned subsidiary of Roanoke. Bluefield provides natural gas service to approximately 4,100 customers in and around Bluefield, West Virginia. Bluefield owns all of the issued and outstanding stock of Commonwealth Public Service Corporation, a Virginia public service company that provides natural gas service to approximately 925 customers in Bluefield, Virginia, and surrounding areas in Virginia.
        As described in the application, Roanoke owns 100% of the outstanding common stock of Diversified Energy Company ("Diversified"), a Virginia corporation that is not a public utility. Diversified is headquartered in Roanoke, Virginia, and sells propane and propane related products. Diversified serves approximately 10,500 active propane accounts in southwestern Virginia and southern West Virginia.
        Roanoke currently provides managerial and other services, labor, and goods to Bluefield and Diversified under agreements approved by the Commission in Case No. PUA860077 and approved by the West Virginia Commission.

        RGC Resources, Inc. ("Resources"), a Virginia corporation, was incorporated on July 31, 1998, for the purpose of accomplishing the proposed merger and reorganization. Resources owns all of the outstanding common stock of RGC Acquisition Corp. ("Acquisition"), a Virginia corporation formed on August 12, 1998, also for the purpose of accomplishing the proposed merger and reorganization. Neither Resources nor Acquisition owns any utility assets or engages in any business.

        In the application filed by Roanoke and Commonwealth, authority is requested for certain transactions under Chapters 4 and 5 of the Code of Virginia in order to effect a merger with its affiliates and to reorganize the corporate structure and create a holding company. Authority also is requested to enter into certain affiliate agreements for the provision of certain services.

Merger and Restructuring

        As stated in the application, Roanoke and Commonwealth, together with Bluefield, Diversified, Resources, and Acquisition, intend to accomplish the proposed merger and reorganization by entering into an Agreement and Plan of Merger and Reorganization whereby (1) Roanoke will be merged into Acquisition, with Roanoke as the surviving corporation; (2) the common stock of Acquisition owned by Resources will be converted into the new common stock of Roanoke; (3) the outstanding shares of Roanoke common stock will be converted into the right to receive, on a one-for-one basis, shares of Resources common stock on the merger effective date; (4) Bluefield, by means of a noncash dividend, will transfer to Roanoke all of the outstanding common stock of Commonwealth; (5) Roanoke, by means of a non-cash dividend, will transfer to Resources all of the outstanding common stock of Bluefield and Diversified; and (6) Commonwealth will be merged into Roanoke Gas Company. Following the proposed merger and reorganization, Roanoke, Bluefield, and Diversified will each be wholly owned subsidiaries of Resources, and all of the outstanding common stock of Resources will be owned by the former Roanoke Gas Company shareholders.
        According to information contained in the application, Roanoke and Resources have applied to the Securities and Exchange Commission (the "SEC") for necessary approvals under Section 10 of the Public Utility Holding Company Act of 1935 ("PUHCA"). Pursuant to 17 C.F.R.Section 250.2 under PUHCA, Resources intends, upon consummation of the merger and reorganization, to file a claim of exemption as a holding company under Section 3(a)( 1) of PUHCA, on the basis that Resources and every public utility subsidiary thereof from which

Resources derives, directly or indirectly, any material part of its income are predominantly intrastate in character and carry on their business in Virginia, the state in which Resources and every such material subsidiary are organized. The attached exhibit shows the proposed merger and reorganization with the present structure, proposed reorganization, and final configuration.

Affiliate Agreement between RGC Resources. Inc.. and Roanoke Gas Company

        The Affiliate Agreement between RGC Resources, Inc., and Roanoke Gas Company ("the Resources-Roanoke Agreement") will cover executive, administrative, accounting, public relations, information systems, data processing services, and other services provided by Roanoke to Resources. Expenses of Resources incurred by it on behalf of Roanoke will be assigned to Roanoke and recorded in accounting records of Roanoke. Expenses of Roanoke incurred by it on behalf of Resources will be assigned to Resources and recorded in Resources' accounting records. Roanoke will pay dividends to Resources based on the dividend policy and capital structure targets set by the Board of Directors of Roanoke. Either party may terminate the agreement with a sixty-day notice to the other party.

Affiliate Agreement between Roanoke Gas Company and Bluefield Gas Company

        The Affiliate Agreement between Roanoke Gas Company and Bluefield Gas Company ("the Roanoke-Bluefield Agreement") will cover executive, administrative, accounting, public relations, information systems, data processing services, and other operational services provided by Roanoke to Bluefield and administrative and operational services provided by Bluefield to Roanoke. Expenses incurred by Roanoke on behalf of Bluefield that are identifiable as directly assignable to Bluefield will be directly assigned to Bluefield in the accounting records of' Roanoke and Bluefield. Expenses incurred by Bluefield on behalf of Roanoke that are identifiable as directly assignable to Roanoke will be directly assigned to Roanoke. Expenses incurred by Roanoke on behalf of Bluefield that are not identifiable as directly assigned will be allocated to Bluefield according to the schedule of cost allocations filed with the application. Expenses incurred by Bluefield on behalf of Roanoke that are not identifiable as directly assigned will be allocated to Roanoke according to the same schedule of cost allocations previously mentioned. Either party may terminate the agreement with a sixty-day notice to the other party.

Affiliate Agreement between Roanoke Gas Company and Diversified Energy Company

      The Affiliate Agreement between Roanoke Gas Company and Diversified Energy Company ("the Roanoke-Diversified Agreement") will cover executive, administrative, accounting, public relations, information systems, data processing services, and other operational services provided by Roanoke to Diversified; and administrative and operational services provided by Diversified to Roanoke. Expenses incurred by Roanoke on behalf of Diversified that are identifiable as directly assignable to Diversified will be directly assigned to Diversified in the accounting records of Roanoke and Diversified. Expenses incurred by Diversified on behalf of Roanoke that are identifiable as directly assignable to Roanoke will be directly assigned to Roanoke in the accounting' records of Roanoke and Diversified. Expenses incurred by Roanoke on behalf of Diversified that are not identifiable as directly assigned will be allocated to Diversified in accordance with the schedule of allocations filed with the application. Expenses incurred by Diversified on behalf of Roanoke that are not identifiable as directly assigned will be allocated to Roanoke in accordance with the same allocations schedule previously mentioned. Either party may terminate the agreement with a sixty-day notice.

        In support of the restructuring, the Applicants state that the proposed restructuring will be in the public interest because it will create a structure that can more effectively address the increased competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility businesses, afford further separation between the utility and non-utility businesses, and provide for flexibility for financing. The two primary reasons given in the application for restructuring are to better position Roanoke to deal effectively with the competitive environment developing within the energy industry and to best deploy shareholders' capital both inside and outside of the utility industry. The application further states that the objectives can most effectively be accomplished through the restructuring. The restructuring provides the necessary flexibility required to meet competitive challenges and to diversify while further insulating the utility business from the risks of the non-utility businesses by segregating the non-utility businesses into separate corporations that will be direct subsidiaries of the holding company and not of Roanoke.
        It is further stated in the application that because non-utility businesses of the holding company will be conducted through separate subsidiaries, any liabilities incurred -by those subsidiaries will not constitute liabilities of the utility subsidiaries. As stated in the application, the corporate separation also insures that all costs of a particular non-utility subsidiary will be charged to that subsidiary and not allocated to any utility subsidiary.
        As indicated in the Transaction Summary filed with the application, Roanoke and Commonwealth represent that adequate service to the public at just and reasonable rates will not be impaired or jeopardized by the proposed merger and reorganization.

Customers of Roanoke and Commonwealth will see no change as a result of the proposed transfer of control. The rates of Commonwealth will be combined with the rates of Roanoke during the next Roanoke Gas Company rate case. Commonwealth and Roanoke further represent that the direct benefits to customers of the proposed merger and restructuring will be the result of economies of scale through the elimination of separate rate filings, separate Actual Cost Adjustment ("ACA") and Purchased Gas Adjustment ("PGA") filings, separate Annual Information Filings, and improved gas purchasing power for the combined companies. As further stated in the Transaction Summary, there will be no immediate impact on rates and service, capital structure (except for the simple merger of Roanoke and Commonwealth) or access to capital and financial markets. It is further stated that in future rate cases, the restructuring will afford continuing use of economies of scale and increased financial flexibility that should result in lower rates and better service. Likewise, there should be no immediate impacts on employee levels, facilities and other interests of the Commonwealth of Virginia. However, as indicated by the Applicants, in the long-term, the public interest will be served by permitting a strengthened public utility to serve customers and by separating non-utility businesses and permitting them increased flexibility.
        Concerning the public interest aspect of the affiliate agreements, it is stated in the application that all of the affiliate agreements discussed above allow for economies of scale in the operation through shared management and centralized facilities; therefore, they are in the public interest both in the aggregate and individually. Given the nature of the services provided within the scope of the proposed affiliate agreements, each affiliate will be providing and purchasing services from its affiliate at cost. No profit other than return on assets used will be included in cost. No services will be provided that are not already being provided under previously existing affiliate agreements. In the Transaction Summary filed with the application, it is represented that the regulated company as a result of the proposed affiliate agreements will subsidize no unregulated affiliate.
        THE COMMISSION, upon consideration of the application and representation of the Applicants and having been advised by its Staff, is of the opinion and finds that the proposed merger and reorganization of the corporate structure of Roanoke and its affiliates and the creation of the holding company, RGC Resources, Inc., would neither impair nor jeopardize the provision of adequate service to the public at just and reasonable rates by Roanoke and Commonwealth and therefore should be approved.
               The Commission is of the further opinion and finds that the affiliate agreements proposed by the Applicants are in the public interest and should be approved. However, the agreements contain a category of "other" services. The Commission finds that its approval should be only for specific categories of services described in each of the agreements and should not include categories described as "other." In addition, the Commission notes that, in the Resources-Roanoke Agreement, there is no provision as to -how charges to Resources will be allocated to the benefiting subsidiaries, such as Roanoke. Therefore, within sixty days after the date of this order, Roanoke should file an application for approval of a proposed procedure for allocating such charges.
        Furthermore, even though the majority of services provided under the agreements would be appropriately priced at cost, certain services included in the Roanoke-Diversified Agreement should be priced at the higher of cost or market. Some services contained in the

Roanoke-Diversified Agreement could conceivably be obtained from outside third parties and, therefore, a market and a market price would exist. Such services include customer billing services, credit and collection services, and applications programming support services. For these services and any others for which there might be market from which Diversified could purchase such services, Roanoke should ascertain whether there is a market from which Diversified could purchase such services. If so, Roanoke should compare such market prices to its cost of providing services and charge Diversified the higher of the cost of obtaining services from an outside party (the market) or Roanoke's cost. This also would be the case in the Resources-Roanoke Agreement for services benefiting Diversified exclusively and for which a market exists. Roanoke should bear the burden, in any rate proceeding, to show that for any services provided to or for the benefit of Diversified, for which there is a market price for such services, Roanoke recovered the higher of cost or market. Accordingly,

        IT IS ORDERED THAT:

1) Pursuant to Sections 56-89 and 56-90 of the Code of Virginia, Roanoke Gas Company and Commonwealth Public Service Corporation are granted approval of the proposed merger and reorganization of their corporate structure, to include a holding company structure which would result in Commonwealth merging into Roanoke and ceasing to exist and RGC
      Resources, Inc., as the resulting holding company as described herein.
2) Pursuant to Sections 56-77 of the Code of Virginia, Roanoke Gas Company is granted approval to enter into the affiliate agreements under the terms and conditions and for the purposes as described herein, subject to certain modifications.

3) The approval granted herein shall include specific categories of services described herein and shall not include any categories labeled as "other."
4) Relative to the Roanoke-Diversified Agreement, certain services such as customer billing services, credit and collection services, and applications programming support services and any other services for which a market might exist, Roanoke shall ascertain whether there is a market from which Diversified could purchase such services. If so, Roanoke shall compare such market prices to its cost of providing services and charge Diversified the higher of the cost for obtaining services from an outside party (the market) or Roanoke's cost.
5) Relative to the Resources-Roanoke Agreement, for any services benefiting Diversified, and for which there is a market, such pricing shall be at the higher of cost or market.
6) Roanoke Gas Company shall bear the burden, in any further rate proceeding, to show that for any services provided to or for the benefit of Diversified, for which there was a market at the time the service was provided and therefore a market price for such services, Roanoke recovered the higher of cost or market.
7) Should there be any changes in the terms and conditions of the affiliate agreements from those contained herein, Commission approval shall be required for such changes.
8) The approvals granted herein pursuant to Sections 56-77 of the Code of Virginia shall not preclude the Commission from exercising the provisions of Sections 56-78 and 56-80 of the Code of Virginia hereafter.
9)    The approvals granted herein shall have no ratemaking implications.

10) The Annual Information Filing requirements will remain the same for Roanoke and Commonwealth until Roanoke files a rate case reflecting the merger as approved by the Commission.
11) The Commission reserves the right, pursuant to Sections 56-79 of the Code of Virginia, to examine the books and records of any affiliate of Roanoke Gas Company in connection with the approvals granted herein pursuant to Sections 56-77 of the Code of Virginia whether or not such affiliate is regulated by the Commission.
12) Within sixty days from the date of this Order, Roanoke shall file an application with the Commission for approval of an amendment to the Resources-Roanoke Agreement to include a provision for allocating charges back to subsidiaries.
13) The Applicants shall file a report of the action taken pursuant to the approval granted herein under the Utility Transfers Act with the Commission by no later than April 30, 1999, subject to extension by the Director of Public Utility Accounting of the Commission. Such report shall include the date the merger and reorganization were consummated, the total number of shares of stock converted and the price per share following the merger, and a final organization chart -showing the actual post-reorganization structure.
14)   Roanoke shall file a report with the Director of Public Utility
      Accounting of the Commission on or before May I of each year, the first of which shall be due on or before May 1, 1999, subject to extension by the Director of Public Utility Accounting of the Commission. Such report shall show services provided to and by Roanoke and charges for such services for the preceding calendar year. The report shall include all transactions with affiliates, and this requirement shall supersede all affiliate reporting requirements previously ordered.
15) This matter shall be continued generally subject to the continuing review, audit, and appropriate directive of the Commission.

       AN ATTESTED COPY hereof shall be sent to Michael J. Quinan, Esquire, Woods, Rogers & Hazlegrove, 823 East Main Street, Suite 1200, Richmond, VA 23219; and delivered to the Commission's Division's of Public Utility Accounting, Energy Regulation, and Economics and Finance.




                                             s/Joel H. Peck
                                             Clerk of the
                                             State corporation Commission

                                                                Exhibit D-1(e)
                            PUBLIC SERVICE COMMISSION
                                OF WEST VIRGINIA
                                   CHARLESTON

                            Entered: January 7, 1999
                             Final: January 18, 1999

                             CASE NO. 98-1304-G-PC

BLUEFIELD GAS COMPANY
        Petition for approval of transactions
        under West Virginia Code Section 24-2-12.

                              RECOMMENDED DECISION

        On October 21, 1998, Bluefield Gas Company (Bluefield), a corporation, filed a petition with the Public Service Commission, seeking approval under West Virginia Code (Code) Section 24-2-12 to contract with affiliated companies in order to create a utility holding company and to reorganize and restructure Bluefield's assets and operations by transferring them to the utility holding company.

        On November 13, 1998, Staff Attorney C. Terry Owen, Esquire, filed the Initial Joint Staff Memorandum in this proceeding, indicating that, once Commission Staff had reviewed this matter, it would submit a recommendation.

        On November 23, 1998, the Commission entered its Commission Referral Order in this proceeding, referring this case to the Division of Administrative Law Judges for decision on or before May 10, 1999.

        On December 2, 1998, Staff Attorney Owen filed the Final Joint Staff Memorandum in this proceeding, attaching the November 17, 1998 Final Staff Memorandum from Utilities Analyst II Michael E. Dailey, Utilities Division. Together, these Memoranda comprise Commission Staff's final recommendation.

        Commission Staff reported that, currently, Roanoke Gas Company (Roanoke) owns the following affiliated corporations: Diversified Energy Company (DEC); Bluefield; and RGC Resources, Inc. (RGCR). In turn, Bluefield owns an affiliated corporation, RGC Acquisitions, Inc. After reorganizing, RGCR will own Roanoke, Bluefield and DEC. Commission Staff opined that approving the petition would benefit the public interest because the reorganized corporate structure would more effectively address increased competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility businesses, afford further separation among the utility and the non-utility businesses and afford greater flexibility for financing. Since the non-utility activities will be conducted by separate subsidiaries, any liabilities incurred by those affiliates would not constitute liability for the utility subsidiaries. The proposed separation also insures against allocation of non-utility costs to any utility subsidiary. The transaction involves approval of three agreements between Bluefield and its affiliates, Roanoke, DEC and RGCR. The transaction also includes Bluefield's transfer by a non-cash dividend of all of CPSC's common stock to Roanoke and Roanoke's transfer to RGCR by means of a non-cash dividend of all of Bluefield's and CPSC's common stock. Commission Staff opined that all of the proposed transactions are reasonable and do not adversely affect the public or jeopardize Bluefield's ability to provide reasonably adequate and efficient public natural gas service at just and reasonable rates.

        Commission Staff recommended that the Commission approve the petition without approving the specific terms of the agreements and without a hearing, provided that no substantial protests are filed after proper publication. Commission Staff reserved its right, in the future ratemaking proceedings, to challenge any adverse impact the proposed corporate restructuring may have on Bluefield's customers.

        On December 7, 1998, Bluefield filed a letter accepting Commission Staff's recommendation, except to opine thath public notice is not required. Bluefield expressed a desire that the Commission conclude this matter by January 15, 1999. Bluefield requested that the Commission expedite this matter.

        Due to intervening holidays and the death of the ALJ's mother, the ALJ was not aware of Bluefield's request to expedite this matter until recently.

                                   DISCUSSION

        The ALJ has considered all of the above, and, since no dispute remains to be resolved in this proceeding, the ALJ will consider the parties to have waived their rights under Code Section 24-1-9(b) to file proposed findings of fact and conclusions of law, or briefs, in this proceeding, or to a hearing.

        Commission Staff has recommended that the public should be notified of the proposed corporate reorganization. Bluefield has argued that no public notice is required. Code Section 247-2-12 is a broad statute which requires public utilities to obtain prior Commission approval before taking certain actions. In particular, Code Section 24-2-12(g) provides that no person or corporation may acquire a majority of the common stock of a public utility without first obtaining Commission approval.

        Code Section 24-2-12 does not prescribe public notice for transferring the controlling interest of a public utility; it only prescribes prior Commission approval. Absent controlling case law to the contrary, the ALJ holds that the Petitioner does not have to give public notice in the instant case. The ALJ believes that to require public notice in the instant case would be time-consuming and expensive for the Petitioner, without serving any compelling public interest.

        The Commission, as a matter of course, routinely utilizes the provisions of Code Section 24-2-12 to effectuate many significant transactions by and among public utilities, including very large public utilities, without requiring the utilities to give public notice, e.g., to enter into contracts to operate other utilities; to purchase, lease or in any other manner acquire control, direct or indirect, over the franchises, licenses, permits, plants, equipment, business or other property of another utility; to assign, transfer, lease, sell or otherwise dispose of franchises, licenses, permits, plants, equipment, business or other property; to consolidate or merge the franchises, licenses, permits, plants, equipment, business or other properties of one utility with another; and to purchase, acquire, take or receive corporate stock, bonds or indebtedness of another public utility. Also included within Code Section 24-2-12 is authorization, with prior Commission approval, for utilities to enter into contracts with affiliates for management, construction, engineering, supply or financial services; however, Code Section 5G-1-1, et seq. may govern notice requirements for entering into engineering contracts. No such notice requirements exist for the transaction proposed in the instant case.

        As the ALJ understands Commission Staff's position in this matter, Commission Staff does not oppose the proposed stock transfer and corporate reorganization; rather, it merely believes that, prior to the Commission authorizing the stock transfer, the Commission should provide notice to the public and an opportunity for any Protestants to be heard. The ALJ does not believe that the proposed stock transfer materially affects the public in any fashion.

        For all the reasons discussed above, the ALJ will grant the petition without requiring public notice and without a hearing. As recommended by Commission Staff, the ALJ will not specifically approve the terms and conditions of the agreements, and the ALJ will reserve to Commission Staff the right to challenge in future ratemaking proceedings any adverse impact the restructuring may have on Bluefield's customers.

                                FINDINGS OF FACT

        1. Bluefield filed a petition with the Commission, pursuant to Code
Section 24-2- 12(g), requesting that the Commission permit it to enter into certain agreements with affiliate corporations in order to create a separate utility holding company and to reorganize the corporate structure of Bluefield's corporate affiliates under the ownership of the holding company. (See, Petition, filed October 21, 1998).

        2. Bluefield also requested that the Commission waive the requirement, if any, that it publish a notice of the proposed acquisition and transfer. (See, Letter, filed December 7, 1998).

        3. Roanoke currently owns the following affiliated corporations:
Diversified Energy Company; Bluefield; and RGC Resources, Inc. In turn, Bluefield owns an affiliated corporation, Commonwealth Public Service Corporation, and RGC R owns an affiliated corporation, RGC Acquisitions, Inc. After reorganizing, RGCR will own Roanoke, Bluefield and DEC. (See, Final Joint Staff Memorandum, with attachment, filed December 2, 1998).

        4. Commission Staff opined that approving the petition would benefit the public interest because the reorganized corporate structure would more effectively address increased competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility businesses, afford further separation among the utility and the non-utility business and afford greater flexibility for financing. (See, Final Joint Staff Memorandum, with attachment, filed December 2, 1998).

        5. Any liabilities incurred by those affiliates would not constitute liability for the utility subsidiaries. (See, Final Joint Staff Memorandum, with attachment, filed December 2, 1998).

        6. The proposed separation also insures against allocation of non-utility costs to any utility subsidiary. (See, Final Joint Staff Memorandum, with attachment, filed December 2, 1998.)

        7. The transaction involves approval of three agreements between Bluefield and its affiliates, Roanoke, DEC and RGCR. The transaction also includes Bluefield's transfer by a non-cash dividend of all of CPSC's common stock to Roanoke and Roanoke's transfer to RGCR by means of a non-cash dividend of all of Bluefield's and CPSC's common stock. (See, Final Joint Staff Memorandum, with attachment, filed December 2, 1998).

        8. Commission Staff opined that all of the proposed transactions are reasonable and do not adversely affect the public or jeopardize Bluefield's ability to provide reasonably adequate and efficient public natural gas service at just and reasonable rates.

        9. Commission Staff recommended that the Commission approve the petition without approving the specific terms of the agreements and without a hearing, provided that no substantial protests are filed after proper publication. Commission Staff reserved its right in future ratemaking proceedings, to challenge any adverse impact the proposed corporate restructuring may have on Bluefield's customers. (See, Final Joint Staff Memorandum, with attachment, filed December 2, 1998).

                               CONCLUSIONS OF LAW

        1. Code Section 24-2-12(g) provides that no person or corporation may acquire a majority of the common stock of a public utility without first obtaining Commission approval.

        2. Code Section 24-2-12 does not prescribe public notice for transferring the controlling interest of a public utility; it only prescribes prior Commission approval. Absent controlling case law to the contrary, the ALJ holds that the Petitioner does not have to give public notice in the instant case.

        3. Requiring public notice in the instant case would be time-consuming and expensive for the Petitioner, without serving any compelling public interest.

        4. For all the reasons set forth in Finding of Fact Nos. 2 through 9, and Conclusion of Law Nos. 1, 2 and 3, it is reasonable to waive public notice requirements, if any, and to grant the petition without a hearing.

                                      ORDER

        IT IS THEREFORE, ORDERED that the petition filed with the Commission on October 21, 1998, by Bluefield Gas Company, seeking approval under Code Section 24-2-12 to contract withy affiliated companies in order to create a utility holding company and to reorganize and restructure Bluefield's assets and operations by transferring them to the utility holding company, i.e., RGC Resources, Inc. be, and it hereby is granted, without a hearing and without requiring Bluefield to publish a notice.

        IT IS FURTHER ORDERED that Commission Staff may assert its right, in future ratemaking proceedings, to challenge any adverse impact the proposed corporate restructuring may have on Bluefield's customers.

        The Executive Secretary hereby is ordered to serve a copy of this Recommended Decision upon the Commission by hand delivery, and upon all parties of record by United States Certified Mail, return receipt requested.

        Leave hereby is granted to the parties to file written exceptions supported by a brief with the Executive Secretary of the Commission within fifteen (15) days of the date this Recommended Decision is mailed. If exceptions are filed, the parties filing exceptions shall certify to the Executive Secretary that all parties of record have been served said exceptions.

        If no exceptions are so filed this Recommended Decision shall become the order of the Commission, without further action or order, five (5) days following the expiration of the aforesaid fifteen (15) day time period, unless it is ordered stayed or postponed by the Commission.

        Any party may request waiver of the right to file exceptions to an Administrative Law Judge's recommended decision by filing an appropriate petition in writing with the Executive Secretary. No such waiver will be effective until approved by order of the Commission, nor shall any such waiver operate to make any Administrative Law Judge's recommended decision the order of the Commission sooner than five (5) days after approval of such waiver by the Commission.


                                       s/Ronnie Z. McCann
                                         Ronnie Z. McCann
                                         Deputy Chief Administrative Law Judge

                                                                   Exhibit H-5
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 3
                                 TO FORM 10-K

                  ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended    September 30, 1998 Commission file number 0-367


                               ROANOKE GAS COMPANY
-------------------------------------------------------------------------------

             (Exact name of registrant as specified in its charter)


             Virginia                                     54-0359895
-------------------------------------         ---------------------------------
  (State or other jurisdiction of                      (I.R.S. Employer
  incorporation or organization)                      Identification No.)



    519 Kimball Ave., N.E., Roanoke, VA                      24016
-----------------------------------------     ---------------------------------
 (Address of principal executive offices)                  (Zip Code)


Registrant's telephone number, including area code    (540) 777-4427
                                                   ----------------------------

Securities registered pursuant to Section 12(b) of the Act:           None

Securities registered pursuant to Section 12(g) of the Act:

                                                   Name of Each Exchange on
      Title of Each Class                              Which Registered
----------------------------------            ---------------------------------
                                                          OTC (Nasdaq
   Common Stock, $5 Par Value                          National Market)
----------------------------------            ---------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.   Yes X    No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

State the aggregate market value of the voting stock held by nonaffiliates
of the registrant as of January 20, 1999.      $36,100,120

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the last practicable date.

               Class                          Outstanding at January 20, 1999
--------------------------------------    -------------------------------------
     COMMON STOCK, $5 PAR VALUE                       1,805,006 SHARES


DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Roanoke Gas Company 1998 Annual Report to Shareholders are incorporated by reference into Parts II and IV hereof.

                                     PART I

Item 1.    Business.

           Historical Development

           Roanoke Gas Company ("Roanoke Gas") was organized as a public service corporation under the laws of the Commonwealth of Virginia in 1912. The principal service of Roanoke Gas was, and continues to be, the distribution and sale of natural gas. Commencing in 1972, the distribution and sale of propane gas was added to Roanoke Gas' line of business. The propane business was transferred to Diversified Energy Company, d/b/a Highland Propane Company ("Diversified"), in January 1979. Diversified, which is not a public utility, distributes and sells propane in Southwestern Virginia and Southern West Virginia.

           On May 15, 1987, Roanoke Gas, through a series of merger transactions, acquired 100 percent of the outstanding stock of Bluefield Gas Company ("Bluefield"), a public service corporation, organized in 1944 under the laws of the State of West Virginia and principally engaged in the distribution of natural gas in Bluefield, West Virginia and surrounding areas, and Gas Service, Inc. ("Gas Service"), a nonpublic utility affiliate (through common directors and shareholders) of Bluefield, which was engaged in the sale of propane in southwestern Virginia and southern West Virginia. After obtaining requisite shareholder approval and the approvals of the Virginia State Corporation Commission ("Virginia Commission") and the West Virginia Public Service Commission ("West Virginia Commission"), Gas Service was merged into Diversified, and Bluefield became a wholly-owned subsidiary of Roanoke Gas. Bluefield owns all of the issued and outstanding stock of Commonwealth Public Service Corporation ("Commonwealth"), a small Virginia public service corporation organized in 1930 as the subsidiary of a predecessor corporation to Bluefield.

           In March 1994, the Highland Gas Marketing division of Diversified was established to broker natural gas to several industrial transportation customers of Roanoke Gas and Bluefield Gas.

           On September 28, 1998, Roanoke Gas' Board of Directors approved a proposal to reorganize Roanoke Gas into a holding company structure in which Roanoke Gas shareholders would become shareholders of a new holding company called RGC Resources, Inc. ("Resources"). As a result of the reorganization: (i) Resources would become a holding company owned by the former shareholders of Roanoke Gas; (ii) Resources would become the sole owner of the stock of Roanoke Gas, Bluefield and Diversified; (iii) Commonwealth's natural gas distribution business would be merged into Roanoke Gas; (iv) Roanoke Gas and Bluefield would continue to carry

           Historical Development (continued)

           on a natural gas distribution business as a subsidiary of Resources; and (v) Diversified would continue to carry on its nonutility propane business as a subsidiary of Resources.

           On October 16, 1998, Roanoke Gas and Resources have filed a joint application with the Securities and Exchange Commission requesting approval of the reorganization under Section 10 of the Federal Public Utility Holding Company Act of 1935. Resources intends, upon consummation and reorganization to file a claim of exemption from all provisions of that Act (except with respect to certain acquisitions and investments) on the basis that Resources and its material public utility subsidiaries are predominantly intrastate in character. Both the Virginia Commission and the West Virginia Commission must approve or consent to the reorganization. On October 21, 1998, the Company filed with the Virginia and West Virginia Commissions applications for authorization to undertake the holding company restructuring. The Company has since received authorizations from both the Virginia and West Virginia Commissions. The reorganization also requires the approval of more than two-thirds of the outstanding shares of Roanoke Gas common stock. There can be no assurance that Roanoke Gas and Resources will obtain all required regulatory or other approvals, or that such approvals will be granted on terms acceptable to Roanoke Gas. Detailed information regarding the proposed reorganization is set out in Roanoke Gas' Proxy Statement for its 1999 Annual Meeting of Shareholders.

           Forward-Looking Statements

           From time to time, Roanoke Gas and its subsidiaries (together, the "Company") may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (i) obtaining adequate rate relief from regulatory authorities on a timely basis; (ii) earning an adequate return on invested capital; (iii) increasing expenses and labor costs and availability; (iv) price competition from alternate fuels; (v) volatility in the price of natural gas and propane; (vi) some uncertainty in the projected rate of growth of natural gas and propane requirements in the Company's service area; (vii) general economic conditions both locally and nationally; and (viii) developments in electricity and natural gas deregulation and associated industry restructuring. In addition, the Company's business is seasonal in character and strongly influenced by weather conditions. Extreme changes in winter heating degree days from the normal or mean can have significant short-term impacts on revenues and gross margin. Management of the Company believes that the Company has the resources to deal successfully with these issues.

           Services

           The Company maintains an integrated natural gas distribution system. Natural gas is purchased from suppliers and distributed to residential, commercial and large industrial users through underground mains and services. Approximately 90.1 percent of the Company's customers are residential, approximately 9.8 percent are small commercial users, and the remaining percentage is made up of large industrial customers, who received approximately 28 percent of the Company's total annual delivered volume in 1998 under the Company's interruptible tariff and transportation gas services.

           The Company's natural gas distribution business accounted for approximately 87 percent of the total revenues generated by the Company in fiscal 1998, and approximately 89 percent and approximately 91 percent of the Company's total revenues in fiscals 1997 and 1996, respectively. The Company's revenues are affected by the cost of natural gas, economic conditions in the areas that the Company serves and weather conditions. Higher gas costs, which the Company is generally able to pass through to customers, may cause customers to conserve, or in the case of industrial customers, to use alternative energy sources. In recent years, regulatory changes at the federal level and excess supply in the natural gas industry have led to a national spot market for natural gas and an increase in the number of suppliers of natural gas.

           The Company's retail sales are seasonal and temperature-sensitive as the majority of the gas sold by the Company is used for heating. For the fiscal year ended September 30, 1998, more than 53 percent of the Company's total MCF of natural gas sales were made in the four-month period of December through March. Retail gas deliveries for fiscal 1998 were 10,875,481 MCF, as compared to 10,804,045 MCF and 11,169,948 MCF in fiscals 1997 and 1996, respectively. The Company's actual heating degree days in fiscal 1998 were approximately 96 percent of normal, as compared with

           Services (continued)

           approximately 102 percent of normal in fiscal 1997 and approximately 111 percent of normal in fiscal 1996.

           Suppliers

           Effective November 1, 1993, the natural gas transportation pipelines supplying the Company, including Columbia Gas Transmission Corporation and Columbia Gulf Transmission Corporation (together "Columbia") and East Tennessee Natural Gas Company and Tennessee Gas Pipeline (together "East Tennessee"), have operated under Federal Energy Regulatory Commission ("FERC") Order 636. Order 636 was the start of a new era in the natural gas industry when the responsibility of gas supply procurement and management was shifted from the pipeline companies to the local distribution companies and to other "shippers" of natural gas.

           The cornerstone of Order 636 was the "unbundling" of pipeline services to provide a number of choices to shippers. The pipelines retained the responsibility of transporting contracted firm volumes for their shippers but are no longer responsible for obtaining the natural gas supplies. The Company now chooses who it buys its gas from, how much storage gas to purchase, how much transportation capacity to keep and how much to release. The Company constantly monitors its gas requirements to minimize exposure to pipeline penalties for insufficient supplies or excessive gas injections. The Company's "shipper" responsibilities bring increased scrutiny from the state commissions as they monitor the Company's gas purchasing practices to assure that a "least cost with adequate reliability" policy is followed. Accordingly, the Company has worked diligently to ensure that its customers will have an economical and reliable gas supply. Management believes the relationships the Company has built with its suppliers as it constructed a supply portfolio will allow it to continue to attain this goal.

           The post Order 636 function of the pipelines is simply to transport natural gas volumes for their shippers in a safe and efficient manner. The pipelines issue restrictions on secondary receipt and delivery points during periods of heavy demand that may affect the gas supply economics. The pipelines retained the responsibilities for transportation, title tracking, and measurement o natural gas deliveries.

           The Company currently uses long-term (multi-year), mid-term (seasonal) and short-term (spot) gas purchases to meet its system requirements. The Company has entered into, or is in the process of entering into, long-term and mid-term firm supply agreements to cover the majority of its firm demand. Long-term and mid-term

           Suppliers (continued)

           suppliers currently include Amoco Energy Trading, Columbia Energy Services, Cabot Oil and Gas, Coral Energy, Engage Energy and Southern Company Energy Marketing.

           The Company's firm supply agreements may supply up to 9,691,000 DTH of natural gas at varying prices during the period October 1, 1998 through September 30, 1999.

           With the growth of the spot gas market, gas prices have developed a pronounced seasonal pattern, with summer to winter price swings of 100 percent or more. The Company tries to take advantage of this opportunity by injecting lower-priced summer gas into its liquefied natural gas storage facility, which is capable of storing up to 220,000 DTH for use during peak winter periods. In addition, the Company has contracted for storage reserves from Columbia, Tennessee Gas pipeline and Virginia Gas Storage Company, with a combined total of 2,738,631 DTH of underground storage capacity for Roanoke and Bluefield. These reserves were available for summer 1998 storage injections using spot market supply. This storage capacity provides supply security with reduced exposure to potential supply interruptions. It also offers the Company the flexibility to balance supply with its highly variable, weather-sensitive customer consumption patterns. In addition, the Company participates in pipeline capacity release programs to further minimize the cost of firm service to its customers by reselling pipeline capacity not needed during the warmer months.

           Columbia continues to be the Company's primary transporter of natural gas. Columbia historically has delivered approximately two-thirds of Roanoke Gas' gas supply and 100 percent of Bluefield's gas supply. The Company currently has another pipeline connection under construction to serve the Bluefield location. East Tennessee continues to be the Company's other major source of supply. Historically, East Tennessee has delivered approximately one-third of the Company's natural gas supply to the Roanoke location. The rates paid for natural gas transportation and storage services purchased from Columbia and East Tennessee are established by tariffs approved by the FERC. These tariffs contain flexible pricing provisions, which, in some instances, authorize these suppliers to reduce rates and charges to meet price competition.

           Having two major pipeline transporters, a shaving facility and a number of underground storage options, the Company believes that it is well positioned to provide adequate gas supply for future customer growth. The Company has been, and intends to continue to be, flexible and creative as it markets its own transportation

           Suppliers (continued)

           capacity and makes its gas purchasing decisions. The Company believes that Order 636 provides regulatory stability. Additionally, the increased opportunities available in a deregulated natural gas supply environment may result in additional market forces that establish gas prices and help keep them more consistent and competitive.

           Diversified has entered into storage and purchase contracts for a substantial portion of its winter supply of propane. At September 30, 1998, Diversified has contracts with five propane suppliers for the purchase of up to 6,060,500 gallons of propane at varying prices per gallon during the period October 1, 1998 through September 30, 1999. Management believes these storage and purchase contracts will help alleviate the effects of wholesale price swings during peak sales months and provide added supply security.

           In addition to storage contracts, Diversified has 12 storage facilities, providing a combined total storage of 504,000 gallons. Management believes its propane supply strategies have positioned Diversified to provide an adequate propane supply to current customers and allow for future customer growth.

           Competition

           The Company competes with other energy sources such as fuel oil, electricity and coal. Competition is intense among the competing energy sources and is based primarily on price. This is particularly true for industrial applications where sales are at risk to price competition in markets which may swing to residual and other fuel oils.

           Roanoke Gas and Commonwealth currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for multi-year periods and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the Virginia Commission, are of perpetual duration, subject to compliance with regulatory standards.

           Bluefield Gas Company holds the only franchise to distribute natural gas in its West Virginia service area. Its franchise extends for a period of 30 years from August 23, 1979.

           Regulation

           Management anticipates that the Company will be able to renew all of its franchises when they expire. There can be no assurance, however, that a given jurisdiction will not refuse to renew a franchise or will not, in connection with the renewal of a franchise, impose certain restrictions or conditions that could adversely affect the Company's business operations or financial condition.

           Roanoke Gas and its public service subsidiaries are subject to regulation at federal and state levels. Federally, the interstate gas transmission between Bluefield and Commonwealth is regulated by the FERC. At the state level, the Virginia and West Virginia Commissions regulate Roanoke Gas and its public service subsidiaries. Such regulation includes the prescription of rates and charges at which natural gas is sold to customers and the approval of agreements between or among affiliated companies involving the provision of goods and services and other corporate activities of the Company, including mergers, acquisitions and the issuance of securities. The Virginia Commission also grants certificates of public convenience and necessity to distribute natural gas in counties in the Commonwealth of Virginia. Bluefield's West Virginia operations are regulated by the West Virginia Commission, which regulates the rates at which natural gas may be sold, certain corporate activities of Bluefield and pipeline safety.

           Roanoke Gas' and its public service subsidiaries' Virginia and West Virginia operations are further regulated by the municipalities and localities which grant franchises for the placement of gas distribution pipelines and the operation of a gas distribution network.

           Both Roanoke Gas and Bluefield operated manufactured gas plants
           (MGPs) as a source of fuel for lighting and heating until the early 1950's. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at former plant sites. The extent of contaminants at these sites, if any, is unknown at this time. An analysis at the Bluefield site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of prior operations. Therefore, the Company has no plans for subsurface remediation at the MGP sites. Should the Company eventually be required to remediate either site, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. A stipulated rate case agreement

           Regulation (continued)

           between the Company and the West Virginia Public Service Commission recognized the Company's right to defer MGP clean-up costs at the Bluefield site, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs to be recovered in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to this matter will not have a material effect on the Company's consolidated financial condition.

           Employees

           At September 30, 1998, the Company had 158 full-time employees. As of that date, approximately 32 percent of the Company's full-time employees belonged to the Oil, Chemical and Atomic Workers International Union, AFL-CIO Local No. 3-515, which has entered into a collective bargaining agreement with the Company. The union has been in place at the Company since 1952. A new collective bargaining agreement became effective on August 1, 1998. That agreement will expire on July 31, 2000. The Company considers its employee relations to be satisfactory.

Item 2.    Properties.

           Roanoke Gas owns and operates five metering stations through which it measures and regulates the gas being delivered by its suppliers. The location and physical description of the properties are as follows:

           Plantation Station - Parcel on Virginia Highway #601 near point of intersection of Hershberger Road (Rt. 623) and Rt. 601 - 1.590 acres.

           J. M. Mason Station - S/E corner of Lakeside Circle and east of Lot #4 of Mill Road subdivision just east of Kessler Mill Road - .842 acres.

           Sugarloaf Station - Parcel fronting on S/L of Rt. 686 and W/L of Lynnson Drive - 111 acres.

           Clearbrook Station - Parcel 356' west of Rt. 675 and 0.2 mile south of Rt. 220 - 255 acres.

           Cave Spring Station - N/L Route 221 just west of Route 688 - 3.93 acres.

           The network of distribution lines includes the cities of Roanoke and Salem, the Town of Vinton, and the counties of Roanoke, Montgomery, Botetourt and Bedford. These distribution lines are used to interconnect metering stations and supply and storage facilities with customers.

           Located in Botetourt County is a liquefied natural gas storage facility which has the capacity to hold 220,000 DTH of natural gas. The County issued Industrial Revenue Bonds to finance this facility. Roanoke Gas had a twenty-year lease on the facility with the option to purchase for a nominal amount. The lease expired May 1, 1991, and the facility was purchased by Roanoke Gas.

           Roanoke Gas' general and business offices and the maintenance and service departments are located in Roanoke, Virginia on an irregularly shaped parcel of land running from H. L. Lawson and Son, Inc. south to Norfolk Southern Computer Center fronting on Kimball Avenue to the west to the Norfolk Southern Railway yard. The land area is 8.3 acres.

           Bluefield Gas Company's main corporate office and warehouse is located on 6.09 acres at 4699 East Cumberland Road and consists of a one-story metal building with brick front. Bluefield owns a lot at 800 Pulaski Street, Bluefield, West Virginia. In addition, Bluefield owns two lots in the City of Bluefield, West Virginia, comprising approximately 1.23 acres, upon which its high pressure regulator stations are located.

           In West Virginia, Diversified owns an office, loading platform, garage and storage tank facility in Rainelle. The storage facility consists of two 18,000-gallon tanks, pumps and related equipment. A 30,000 gallon storage facility is also located in Ansted.

           Another storage facility, comprising two 30,000 gallon tanks, one 18,000-gallon tank, pumps and related equipment, is located on Bluefield Gas Company's property at 800 Pulaski Street, Bluefield, West Virginia.

           In Virginia, Diversified owns and operates nine storage facilities. A facility at Thirlane Road, N.W. in Roanoke consists of two 30,000 gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 30,000 gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000 gallon tank. A fourth storage facility is located in Craig County, Virginia, near the town of New Castle, and also consists of one 30,000 gallon tank. A fifth facility located in Floyd County, Virginia consists of one 30,000 gallon tank. A sixth facility is located on the property of Virginia Forging in Botetourt County, near the town of Buchanan, and consists of one 30,000 gallon tank. A seventh facility is located on the property of Golden West Foods in the City of Bedford and consists of one 30,000 gallon tank. An eighth facility is located in the City of Buena Vista and consists of two 30,000 gallon tanks. A ninth facility is located in Allegheny County near the town of Low Moor and consists of one 30,000 gallon tank.

           The Company considers present properties adequate. The Company intends to construct additional distribution lines as communities develop.

Item 3.    Legal Proceedings.

           Not applicable.

Item 4.    Submission of Matters to a Vote of Security Holders.

           There were no matters submitted to a vote of security holders during the fourth quarter of the year ended September 30, 1998.

           Executive Officers of the Registrant

           Pursuant to General Instruction G(3) of Form 10-K, the following list is included as an unnumbered Item in Part I of this report in lieu of being included in the proxy Statement for the Annual Meeting of Stockholders to be held on March 31, 1999.

           The names, ages and positions of all of the executive officers of Roanoke Gas as of September 30, 1998 are listed below with their business experience for the past five years. Officers are appointed annually by the Board of Directors at the meeting of directors immediately following the Annual Meeting of Stockholders. There are no family relationships among these officers, nor any agreement or understanding between any officer and any other person pursuant to which the officer was selected.


           Previous and present duties and responsibilities:

                               Position and Business
Name and Age                   Experience for Past Five Years

John B. Williamson, III, 44    February 1998 to present         President & CEO

                               January 1993 to January 1998     Vice President - Rates
                                                                    and Finance

                               April 1992 to January 1993       Director of Rates and Finance



                                       12





Item 4.    Submission of Matters to a Vote of Security Holders.

           Executive Officers of the Registrant (continued)


Arthur L. Pendleton, 47        February 1998 to present         Executive Vice President
                                                                    & COO

                               January 1991 to January 1998     Vice President - Operations

Roger L. Baumgardner, 56       January 1986 to present          Vice President, Secretary and
                                                                    Treasurer


John S. D'Orazio, 38           February 1998 to present         Vice President - Marketing
                                                                    & New Construction

                               June 1995 to January 1998        Director - Marketing & New
                                                                    Construction

                               February 1995 to June 1995       Service Superintendent

                               June 1993 to February 1995       Distribution Superintendent


                                    PART II

Item 5.     Market for Registrant's Common Equity and Related Stockholder
            Matters.

            The information set forth under the caption "Market Price and Dividend Information" in the 1998 Annual Report to Shareholders is incorporated herein by reference.

Item 6.     Selected Financial Data.

            The information set forth under the caption "Selected Financial Data" in the 1998 Annual Report to Shareholders is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

            The information set forth under the captions "Review of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1998 Annual Report to Shareholders is incorporated herein by reference.

Item 7A.    Quantitative and Qualitative Disclosures About Market Risk.

            Not applicable.

Item 8.     Financial Statements and Supplementary Data.

            The following consolidated financial statements of the registrant and the Independent Auditors' Report set forth in the 1998 Annual Report to Shareholders are incorporated herein by reference:

            1.    Independent Auditors' Report

            2.    Consolidated Balance Sheets as of September 30, 1998 and 1997

            3. Consolidated Statements of Earnings for the Years Ended September 30, 1998, 1997 and 1996

            4. Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 1998, 1997 and 1996

            5. Consolidated Statements of Cash Flows for the Years Ended September 30, 1998, 1997 and 1996

            6. Notes to Consolidated Financial Statements as of September 30, 1998 and 1997 and Years Ended September 30, 1998, 1997 and 1996

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

            At its meeting on July 28, 1997, the Board of Directors of Roanoke Gas Company (the "Company"), upon recommendation of the Audit Committee, appointed Deloitte & Touche LLP as independent accountants to audit the financial statements of the Company and its subsidiaries for the years ending September 30, 1998, 1999 and 2000. KPMG LLP ("KPMG") previously had served as the Company's certifying accountants since 1990. The Board of Directors solicited competitive bids from accountants interested in serving as the Company's auditor. From the bids received, the Audit Committee recommended Deloitte & Touche LLP to the Board of Directors. KPMG received notification on July 30, 1997 that their appointment as principal accountants would be terminated upon completion of the 1997 audit. KPMG's engagement terminated after completion of the 1997 audit, on December 19, 1997.

            KPMG's auditors' reports on the Company's financial statements for the two fiscal years ended September 30, 1997 contained no adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During Roanoke Gas Company's fiscal years ending September 30, 1997 and 1996 and during the subsequent interim period through December 19, 1997, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused it to make a reference to the subject matter of the disagreement in connection with its auditors' reports.

                                   PART III

Item 10.    Directors and Executive Officers of the Registrant.

            For information with respect to the executive officers of the registrant, see "Executive Officers of the Registrant" at the end of
            Part I of this report. For information with respect to the Directors of the registrant, see "Election of Directors of Roanoke Gas" in the Proxy Statement/Prospectus for the 1999 Annual Meeting of Shareholders of Roanoke Gas Company, which information is incorporated herein by reference. The information with respect to compliance with Section 16(a) of the Exchange Act, which is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy

            Statement/Prospectus for the 1999 Annual Meeting of Shareholders of Roanoke Gas Company, is incorporated herein by reference.

Item 11.    Executive Compensation.

            The information set forth under the captions "Executive Compensation," "Report of the Compensation Committee of the Board of Directors," "Compensation Committee Interlocks and Insider Participation" and "Performance Graph" in the Proxy
            Statement/Prospectus for the 1999 Annual Meeting of Shareholders of Roanoke Gas Company, is incorporated herein by reference.

Item 12.    Security Ownership of Certain Beneficial Owners and Management.

            The information pertaining to shareholders beneficially owning more than five percent of the registrant's common stock and the security ownership of management, which is set forth under the captions "The Annual Shareholders Meeting" and "Security Ownership of Management" in the Proxy Statement/Prospectus for the 1999 Annual Meeting of Shareholders of Roanoke Gas Company, is incorporated herein by reference.

Item 13.    Certain Relationships and Related Transactions.

            The information with respect to certain transactions with management of the registrant, which is set forth under the caption "Transactions with Management" in the Proxy Statement/Prospectus for the 1999 Annual Meeting of Shareholders of Roanoke Gas Company, is incorporated herein by reference.

                                     PART IV

Item 14.      Exhibits, Financial Statement Schedules and Reports on Form 8-K.

              (a) List of documents filed as part of this report:

                  1.  Financial statements:

                      All financial statements of the registrant as set forth under Item 8 of this Report on Form 10-K.

                  2.  Financial statement schedules:

                      All schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes thereto.

                  3.  Exhibits to this Form 10-K are as follows:

             Exhibit No.       Description

                3 (a)          Articles of Incorporation, as amended, of
                               Roanoke Gas Company (incorporated herein by
                               reference to Exhibit 3(a) of the Annual Report on Form 10-K for the fiscal year ended September 30,
                               1997)

                3 (b) Bylaws, as amended, of Roanoke Gas Company (incorporated herein by reference to Exhibit 3(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1997)

                4 (a) Specimen copy of certificate for Roanoke Gas Company common stock, $5.00 par value (incorporated herein by reference to Exhibit 4(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

                4  (b)         Article I of the Bylaws of Roanoke Gas Company
                               (included in Exhibit 3(b) hereto)

                4  (c)         Instruments defining the rights of holders of
                               long-term debt (incorporated herein by reference to Exhibit 4(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

                10 (a) Firm Transportation Agreement between East Tennessee Natural Gas Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (b)         Interruptible Transportation Agreement
                               between East Tennessee Natural Gas Company and Roanoke Gas Company dated July 1, 1991 (incorporated herein by reference to Exhibit 10(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (c) NTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated October 25, 1994 (incorporated herein by reference to Exhibit 10(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (d) SIT Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 30, 1993 (incorporated herein by reference to Exhibit 10(d) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (e) FSS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(e) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (f) FTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(f) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (g) SST Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(g) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (h) ITS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (i) FTS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (j) ITS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(j) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (k)         Gas Transportation Agreement, for use under
                               FT-A rate schedule, between Tennessee Gas
                               Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (l)         Gas Transportation Agreement, for use under
                               IT rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (m) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek II between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (n) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek I between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (o)         Certificate of Public Convenience and
                               Necessity for Bedford County dated February 21, 1966 (incorporated herein by reference to Exhibit 10(o) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (p)         Certificate of Public Convenience and
                               Necessity for Roanoke County dated October 19, 1965 (incorporated herein by reference to Exhibit 10(p) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (q)         Certificate of Public Convenience and
                               Necessity for Botetourt County dated August 30, 1966 (incorporated herein by reference to Exhibit 10(q) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (r)         Certificate of Public Convenience and
                               Necessity for Montgomery County dated July 8, 1985 (incorporated herein by reference to Exhibit 10(r) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (s)         Certificate of Public Convenience and
                               Necessity for Tazewell County dated March 25, 1968 (incorporated herein by reference to Exhibit 10(s) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (t) Certificate of Public Convenience and Necessity for Franklin County dated September 8, 1964 (incorporated hereing by reference to Exhibit 10(t) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (u) Ordinance of the Town of Bluefield, Virginia dated August 25, 1986 (incorporated herein by reference to Exhibit 10(u) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (v)         Ordinance of the City of Bluefield, West
                               Virginia dated as of August 23, 1979
                               (incorporated herein by reference to Exhibit
                               10(v) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (w) Resolution of the Council for the Town of Fincastle, Virginia dated June 8, 1970 (incorporated herein by reference to Exhibit 10(f) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

                10 (x) Resolution of the Council for the Town of Troutville, Virginia dated November 4, 1968 (incorporated herein by reference to Exhibit 10(g) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

                10 (y)*        Consulting Agreement between Albert W.
                               Buckley and Roanoke Gas Company dated February 20, 1992 (incorporated herein by reference to
                               Exhibit 10(b)(b) of the Annual Report on Form 10-K for the fiscal year ended September 30,
                               1992)

                10 (z)* Consulting Contract between A. Anson Jamison and Roanoke Gas Company dated March 27, 1990 (incorporated herein by reference to Exhibit 10(c)(c) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (a)(a)      Contract between Roanoke Gas Company
                               and Diversified Energy Services, Inc. dated
                               December 18, 1978 (incorporated herein by reference to Exhibit 10(e)(e) of Registration
                               Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (b) (b)     Service Agreement between Bluefield Gas Company
                               and Commonwealth Public Service Corporation dated
                               January 1, 1981 (incorporated herein by reference
                               to Exhibit 10(f)(f) of Registration Statement No.
                               33-36605, on Form S-2, filed with the Commission
                               on August 29, 1990, and amended by Amendment No.
                               1, filed with the Commission on September 19,
                               1990)

                10 (c) (c)*    Retirement Payment Agreement between Arthur T.
                               Ellett and Roanoke Gas Company dated April 6,
                               1972 (incorporated herein by reference to Exhibit
                               10(g)(g) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August
                               29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (d)(d)*     Consulting Services Agreement between Edward C.
                               Dunbar and Roanoke Gas Company dated February 25,
                               1991 (incorporated herein by reference to Exhibit
                               10(h)(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

                10 (e)(e)*     Consultation Contract between Gordon C. Willis
                               and Roanoke Gas Company dated April 29, 1991
                               (incorporated herein by reference to Exhibit
                               10(i)(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

                10 (f)(f)      Gas Storage Contract under rate schedule FS
                               (Market Area) Portland between Tennessee Gas
                               Pipeline Company and Roanoke Gas Company dated
                               November 1, 1993 (incorporated herein by reference to Exhibit 10(k)(k) of the Annual
                               Report on Form 10-K for the fiscal year ended
                               September 30, 1994)

                10 (g)(g)      FTS Service Agreement between Columbia Gas
                               Transmission Corporation and Bluefield Gas
                               Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(l)(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (h)(h)      ITS Service Agreement between Columbia Gas
                               Transmission Corporation and Bluefield Gas
                               Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m)(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (i)(i)      FSS Service Agreement between Columbia Gas
                               Transmission Corporation and Bluefield Gas
                               Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(n)(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (j)(j)      SST Service Agreement between Columbia Gas
                               Transmission Corporation and Bluefield Gas
                               Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(o)(o) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (k)(k)      FTS-1 Service Agreement between Columbia Gas
                               Transmission Company and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(p)(p) of the Annual
                               Report on Form 10-K for the fiscal year ended
                               September 30, 1994)

                10 (l) (l)*    Roanoke Gas Company Key Employee Stock Option
                               Plan (incorporated herein by reference to Exhibit
                               10(q)(q) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

                10 (m) (m)*    Roanoke Gas Company Stock Bonus Plan
                               (incorporated herein by reference to Exhibit
                               10(r)(r) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

                10 (n)(n)      Gas Franchise Agreement between the Town of
                               Vinton, Virginia, and Roanoke Gas Company dated
                               July 2, 1996 (incorporated herein by reference to Exhibit 10(n)(n) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

                10 (o)(o)      Gas Franchise Agreement between the City of
                               Salem, Virginia, and Roanoke Gas Company dated
                               July 9, 1996 (incorporated herein by reference to Exhibit 10(o)(o) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

                10 (p)(p)      Gas Franchise Agreement between the City of
                               Roanoke, Virginia, and Roanoke Gas Company dated
                               July 12, 1996(incorporated herein by reference to Exhibit 10(p)(p) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

                10 (q)(q)*     Consulting Agreement between W. Bolling Izard and
                               Roanoke Gas Company dated January 27, 1997

                10 (r)(r)*     Roanoke Gas Company Restricted Stock Plan for
                               Outside Directors

                10 (s)(s)      FTA Gas Transportation Agreement effective
                               November 1, 1998, between East Tennessee Natural
                               Gas Company and Roanoke Gas Company

                10 (t)(t)      SST Service Agreement effective November 1, 1997,
                               between Columbia Gas Transmission Corporation and
                               Roanoke Gas Company

                10 (u)(u)      FSS Service Agreement effective April 1, 1997,
                               between Columbia Gas Transmission Corporation and
                               Roanoke Gas Company

                10 (v)(v)      FTS Precedent Agreement effective August 7, 1997,
                               between Columbia Gas Transmission Corporation and
                               Roanoke Gas Company

                10 (w)(w)      Firm Storage Service Agreement effective March
                               19, 1997, between Virginia Gas Storage Company and Roanoke Gas Company

                10 (x)(x)      FTS-2 Service Agreement effective February 1,
                               1994, between Columbia Gulf Transmission Company and Bluefield Gas Company

                10 (y)(y)      Firm Transportation Agreement effective December
                               31, 1998, between Phoenix Energy Sales Company and Bluefield Gas Company

                10 (z)(z)*     Agreement for Consulting Services effective
                               January 26, 1998, between Frank A. Farmer, Jr.
                               and Roanoke Gas Company

                10 (a)(a)(a)*  Agreement for Consulting Services effective
                               January 26, 1998, between John H. Parrott and Roanoke Gas Company

                13 1998 Annual Report to Shareholders (such report, except to the extent incorporated herein by reference, is being furnished for the information of the Commission only and is not to be deemed filed as part of this Annual Report on Form 10-K)

                21 Subsidiaries of the Company (incorporated herein by reference to Exhibit (22) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                23 (a)         Consent of Deloitte & Touche LLP

                23 (b)         Consent of KPMG Peat Marwick LLP

                27             Financial Data Schedule

                99 Letter of KPMG Peat Marwick LLP (incorporated herein by reference to Exhibit 99 of the Annual Report on Form 10-K for the fiscal year ended September 30, 1997)

             * Management contract or compensatory plan or agreement required to be filed as an Exhibit to this Form 10-K pursuant to Item 14(c).

           (b) Reports on Form 8-K:

                None.

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities
Exchange Act of 1934, the Registrant has duly caused this Amendment No. 3 to its Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ROANOKE GAS COMPANY



                          By:  s/Roger L. Baumgardner         January 28, 1999
                                 Roger L. Baumgardner               Date
                               Vice President, Secretary and
                                    Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 3 to its Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

s/John B. Williamson, III      January 28, 1999  President, Chief Executive
John B. Williamson, III             Date          Officer and Director


s/Roger L. Baumgardner         January 28, 1999  Vice President, Secretary and
Roger L. Baumgardner                Date          Treasurer (Principal
                                                  Accounting Officer)


s/Lynn D. Avis                 January 28, 1999  Director
Lynn D. Avis                        Date


s/Abney S. Boxley, III         January 28, 1999  Director
Abney S. Boxley, III                Date


s/Frank T. Ellett              January 28, 1999  Director
Frank T. Ellett                     Date


s/Frank A. Farmer, Jr.         January 28, 1999  Director
Frank A. Farmer, Jr.                Date


s/Wilbur L. Hazlegrove         January 28, 1999  Director
Wilbur L. Hazlegrove                Date


s/J. Allen Layman              January 28, 1999  Director
J. Allen Layman                     Date


s/Thomas L. Robertson          January 28, 1999  Director
Thomas L. Robertson                 Date


s/S. Frank Smith               January 28, 1999  Director
S. Frank Smith                      Date

                                 EXHIBIT INDEX


             Exhibit No.       Description

                3 (a)          Articles of Incorporation, as amended, of
                               Roanoke Gas Company (incorporated herein by
                               reference to Exhibit 3(a) of the Annual Report on Form 10-K for the fiscal year ended September 30,
                               1997)

                3 (b) Bylaws, as amended, of Roanoke Gas Company (incorporated herein by reference to Exhibit 3(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1997)

                4 (a) Specimen copy of certificate for Roanoke Gas Company common stock, $5.00 par value (incorporated herein by reference to Exhibit 4(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

                4  (b)         Article I of the Bylaws of Roanoke Gas Company
                               (included in Exhibit 3(b) hereto)

                4  (c)         Instruments defining the rights of holders of
                               long-term debt (incorporated herein by reference to Exhibit 4(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

                10 (a) Firm Transportation Agreement between East Tennessee Natural Gas Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (b)         Interruptible Transportation Agreement
                               between East Tennessee Natural Gas Company and Roanoke Gas Company dated July 1, 1991 (incorporated herein by reference to Exhibit 10(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (c) NTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated October 25, 1994 (incorporated herein by reference to Exhibit 10(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (d) SIT Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 30, 1993 (incorporated herein by reference to Exhibit 10(d) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (e) FSS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(e) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (f) FTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(f) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (g) SST Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(g) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (h) ITS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (i) FTS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (j) ITS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(j) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (k) Gas Transportation Agreement, for use under FT-A rate schedule, between Tennessee Gas Pipeline Company and

                               Roanoke Gas Company dated
                               November 1, 1993 (incorporated herein by reference to Exhibit 10(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (l)         Gas Transportation Agreement, for use under
                               IT rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (m) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek II between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (n) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek I between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (o)         Certificate of Public Convenience and
                               Necessity for Bedford County dated February 21, 1966 (incorporated herein by reference to Exhibit 10(o) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (p)         Certificate of Public Convenience and
                               Necessity for Roanoke County dated October 19, 1965 (incorporated herein by reference to Exhibit 10(p) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (q)         Certificate of Public Convenience and
                               Necessity for Botetourt County dated August 30, 1966 (incorporated herein by reference to Exhibit 10(q) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (r)         Certificate of Public Convenience and
                               Necessity for Montgomery County dated July 8, 1985 (incorporated herein by reference to Exhibit 10(r) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (s)         Certificate of Public Convenience and
                               Necessity for Tazewell County dated March 25, 1968 (incorporated herein by reference to Exhibit 10(s) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (t) Certificate of Public Convenience and Necessity for Franklin County dated September 8, 1964 (incorporated hereing by reference to Exhibit 10(t) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (u) Ordinance of the Town of Bluefield, Virginia dated August 25, 1986 (incorporated herein by reference to Exhibit 10(u) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (v)         Ordinance of the City of Bluefield, West
                               Virginia dated as of August 23, 1979
                               (incorporated herein by reference to Exhibit
                               10(v) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (w) Resolution of the Council for the Town of Fincastle, Virginia dated June 8, 1970 (incorporated herein by reference to Exhibit 10(f) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

                10 (x) Resolution of the Council for the Town of Troutville, Virginia dated November 4, 1968 (incorporated herein by reference to Exhibit 10(g) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

                10 (y)*        Consulting Agreement between Albert W.
                               Buckley and Roanoke Gas Company dated February 20, 1992 (incorporated herein by reference to
                               Exhibit 10(b)(b) of the Annual Report on Form 10-K for the fiscal year ended September 30,
                               1992)

                10 (z)* Consulting Contract between A. Anson Jamison and Roanoke Gas Company dated March 27, 1990 (incorporated herein by reference to Exhibit 10(c)(c) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (a)(a)      Contract between Roanoke Gas Company
                               and Diversified Energy Services, Inc. dated
                               December 18, 1978 (incorporated herein by reference to Exhibit 10(e)(e) of Registration
                               Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (b) (b)     Service Agreement between Bluefield Gas Company
                               and Commonwealth Public Service Corporation dated
                               January 1, 1981 (incorporated herein by reference
                               to Exhibit 10(f)(f) of Registration Statement No.
                               33-36605, on Form S-2, filed with the Commission
                               on August 29, 1990, and amended by Amendment No.
                               1, filed with the Commission on September 19,
                               1990)

                10 (c) (c)*    Retirement Payment Agreement between Arthur T.
                               Ellett and Roanoke Gas Company dated April 6,
                               1972 (incorporated herein by reference to Exhibit
                               10(g)(g) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August
                               29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10 (d)(d)*     Consulting Services Agreement between Edward C.
                               Dunbar and Roanoke Gas Company dated February 25,
                               1991 (incorporated herein by reference to Exhibit
                               10(h)(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

                10 (e)(e)*     Consultation Contract between Gordon C. Willis
                               and Roanoke Gas Company dated April 29, 1991
                               (incorporated herein by reference to Exhibit
                               10(i)(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

                10 (f)(f)      Gas Storage Contract under rate schedule FS
                               (Market Area) Portland between Tennessee Gas
                               Pipeline Company and Roanoke Gas Company dated
                               November 1, 1993 (incorporated herein by reference to Exhibit 10(k)(k) of the Annual
                               Report on Form 10-K for the fiscal year ended
                               September 30, 1994)

                10 (g)(g)      FTS Service Agreement between Columbia Gas
                               Transmission Corporation and Bluefield Gas
                               Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(l)(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (h)(h)      ITS Service Agreement between Columbia Gas
                               Transmission Corporation and Bluefield Gas
                               Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m)(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (i)(i)      FSS Service Agreement between Columbia Gas
                               Transmission Corporation and Bluefield Gas
                               Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(n)(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (j)(j)      SST Service Agreement between Columbia Gas
                               Transmission Corporation and Bluefield Gas
                               Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(o)(o) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10 (k)(k)      FTS-1 Service Agreement between Columbia Gas
                               Transmission Company and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(p)(p) of the Annual
                               Report on Form 10-K for the fiscal year ended
                               September 30, 1994)

                10 (l) (l)*    Roanoke Gas Company Key Employee Stock Option
                               Plan (incorporated herein by reference to Exhibit
                               10(q)(q) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

                10 (m) (m)*    Roanoke Gas Company Stock Bonus Plan
                               (incorporated herein by reference to Exhibit
                               10(r)(r) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

                10 (n)(n)      Gas Franchise Agreement between the Town of
                               Vinton, Virginia, and Roanoke Gas Company dated
                               July 2, 1996 (incorporated herein by reference to Exhibit 10(n)(n) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

                10 (o)(o)      Gas Franchise Agreement between the City of
                               Salem, Virginia, and Roanoke Gas Company dated
                               July 9, 1996 (incorporated herein by reference to Exhibit 10(o)(o) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

                10 (p)(p)      Gas Franchise Agreement between the City of
                               Roanoke, Virginia, and Roanoke Gas Company dated
                               July 12, 1996(incorporated herein by reference to Exhibit 10(p)(p) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

                10 (q)(q)*     Consulting Agreement between W. Bolling Izard and
                               Roanoke Gas Company dated January 27, 1997

                10 (r)(r)*     Roanoke Gas Company Restricted Stock Plan for
                               Outside Directors

                10 (s)(s)      FTA Gas Transportation Agreement effective
                               November 1, 1998, between East Tennessee Natural
                               Gas Company and Roanoke Gas Company

                10 (t)(t)      SST Service Agreement effective November 1, 1997,
                               between Columbia Gas Transmission Corporation and
                               Roanoke Gas Company

                10 (u)(u)      FSS Service Agreement effective April 1, 1997,
                               between Columbia Gas Transmission Corporation and
                               Roanoke Gas Company

                10 (v)(v)      FTS Precedent Agreement effective August 7, 1997,
                               between Columbia Gas Transmission Corporation and
                               Roanoke Gas Company

                10 (w)(w)      Firm Storage Service Agreement effective March
                               19, 1997, between Virginia Gas Storage Company and Roanoke Gas Company

                10 (x)(x)      FTS-2 Service Agreement effective February 1,
                               1994, between Columbia Gulf Transmission Company and Bluefield Gas Company

                10 (y)(y)      Firm Transportation Agreement effective December
                               31, 1998, between Phoenix Energy Sales Company and Bluefield Gas Company

                10 (z)(z)*     Agreement for Consulting Services effective
                               January 26, 1998, between Frank A. Farmer, Jr.
                               and Roanoke Gas Company

                10 (a)(a)(a)*  Agreement for Consulting Services effective
                               January 26, 1998, between John H. Parrott and Roanoke Gas Company

                13 1998 Annual Report to Shareholders (such report, except to the extent incorporated herein by reference, is being furnished for the information of the Commission only and is not to be deemed filed as part of this Annual Report on Form 10-K)

                21 Subsidiaries of the Company (incorporated herein by reference to Exhibit (22) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                23 (a)         Consent of Deloitte & Touche LLP

                23 (b)         Consent of KPMG Peat Marwick LLP

                27             Financial Data Schedule

                99 Letter of KPMG Peat Marwick LLP (incorporated herein by reference to Exhibit 99 of the Annual Report on Form 10-K for the fiscal year ended September 30, 1997)

             * Management contract or compensatory plan or agreement required to be filed as an Exhibit to this Form 10-K pursuant to Item 14(c).

                                                              Exhibit 10(s)(s)

                                                     SERVICE PACKAGE NO. 24724
                                                     AMENDMENT NO. 0


                          GAS TRANSPORTATION AGREEMENT
                  (For Use Under Rate Schedules FT-A and FT-GS)



THIS AGREEMENT is made and entered into as of the 1st day of November, 1998, by and between EAST TENNESSEE NATURAL GAS COMPANY, a Tennessee corporation, hereinafter referred to as "Transporter" and ROANOKE GAS COMPANY, a public service corporation of the State of Virginia, hereinafter referred to as "Shipper." Transporter and Shipper shall be referred to herein individually as the "Party" and collectively as "Parties."


                             ARTICLE I - DEFINITIONS

The definitions found in Section 1 of Transporter's General Terms and Conditions are incorporated herein by reference.

                         ARTICLE II - SCOPE OF AGREEMENT

Transporter agrees to accept and receive daily, on a firm basis, at the Receipt Point(s) listed on Exhibit A attached hereto, from Shipper such quantity of gas as Shipper makes available up to the applicable Transportation Quantity stated on Exhibit A attached hereto and deliver for Shipper to the Delivery Point(s) listed on Exhibit A attached hereto an Equivalent Quantity of gas. The Rate Schedule applicable to this Agreement shall be stated on Exhibit A.

                  ARTICLE III - RECEIPT AND DELIVERY PRESSURES

Shipper shall deliver, or cause to be delivered, to Transporter the gas to be transported hereunder at pressures sufficient to deliver such gas into Transporter's system at the Receipt Point(s). Transporter shall deliver the gas to be transported hereunder to or for the account of Shipper at the pressures existing in Transporter's system at the Delivery Point(s) unless otherwise specified on Exhibit A.

              ARTICLE IV - QUALITY SPECIFICATIONS AND STANDARDS FOR
                                  MEASUREMENTS

For all gas received, transported, and delivered hereunder, the Parties agree to the quality specifications and standards for measurement as provided for in Transporter's General Terms and Conditions. Transporter shall be responsible for the operation of measurement facilities at the Delivery Point(s) and Receipt Point(s). In the event that measurement facilities are not operated by Transporter, the responsibility for operations shall be deemed to be Shipper's.

                                                       SERVICE PACKAGE NO. 24724
                                                       AMENDMENT NO. 0


                          GAS TRANSPORTATION AGREEMENT
                  (For Use Under Rate Schedules FT-A and FT-GS)


                             ARTICLE V - FACILITIES

The facilities necessary to receive, transport, and deliver gas as described herein are in place and no new facilities are anticipated to be required.


                                   ARTICLE VI

                    RATES AND CHARGES FOR GAS TRANSPORTATION

        6.1 Rates and Charges - Commencing on the date of implementation of this Agreement under Section 10.1, the compensation to be paid by Shipper to Transporter shall be in accordance with Transporter's effective Rate Schedule FT-A or FT-GS, as specified on Exhibit A. Where applicable, Shipper shall also pay the Gas Research Institute surcharge and Annual Charge Adjustment surcharge as such rates may change from time to time.

        6.2 Changes in Rates and Charges - Shipper agrees that Transporter shall have the unilateral right to file with the appropriate regulatory authority and make changes effective in (a) the rates and charges stated in this Article, (b) the rates and charges applicable to service pursuant to the Rate Schedule under which this service is rendered and (c) any provisions of Transporter's General Terms and Conditions as they may be revised or replaced from time to time. Without prejudice to Shipper's right to contest such changes, Shipper agrees to pay the effective rates and charges for service rendered pursuant to this Agreement. Transporter agrees that Shipper may protest or contest the aforementioned filings, or may seek authorization from duly constituted regulatory authorities for adjustment of Transporter's existing FERC Gas Tariff as may be found necessary to assure Transporter just and reasonable rates.


               ARTICLE VII - RESPONSIBILITY DURING TRANSPORTATION

As between the Parties hereto, it is agreed that from the time gas is delivered by Shipper to Transporter at the Receipt Point(s) and prior to delivery of such gas to or for the account of Shipper at the Delivery Point(s), Transporter shall be responsible for such gas and shall have the unqualified right to commingle such gas with other gas in its system and shall have the unqualified right to handle and treat such gas as its own. Prior to receipt of gas at Shipper's Receipt Point(s) and after

                                                      SERVICE PACKAGE NO. 24724
                                                      AMENDMENT NO. 0


                          GAS TRANSPORTATION AGREEMENT
                  (For Use Under Rate Schedules FT-A and FT-GS)

delivery of gas at Shipper's Delivery Point(s), Shipper shall have sole responsibility for such gas.


                      ARTICLE VIII - BILLINGS AND PAYMENTS

Billings and payments under this Agreement shall be in accordance with Section 16 of Transporter's General Terms and Conditions as they may be revised or replaced from time to time.


                         ARTICLE IX - RATE SCHEDULES AND
                          GENERAL TERMS AND CONDITIONS

This Agreement is subject to the effective provisions of Transporter's FT-A or FT-GS Rate Schedule, as specified in Exhibit A, or any succeeding rate schedule and Transporter's General Terms and Conditions on file with the FERC, or other duly constituted authorities having jurisdiction, as the same may be changed or superseded from time to time in accordance with the rules and regulations of the FERC, which Rate Schedule and General Terms and Conditions are incorporated by reference and made a part hereof for all purposes.

                          ARTICLE X - TERM OF CONTRACT


        10.1 This Agreement shall be effective as of the 1st day of November, 1998, and shall remain in force and effect until the 31st day of October, 2018 ("Primary Term"), provided, however, that if the Primary Term is one year or more, then the contract shall remain in force and effect and the contract term will automatically roll-over for additional five year increments ("Secondary Term") unless Shipper, one year prior to the expiration of the Primary Term or a Secondary Term, provides written notice to Transporter of either (1) its intent to terminate the contract upon expiration of the then current term or (2) its desire to exercise its right-of-first-refusal in accord with Section 7.3 of Transporter's General Terms and Conditions. Provided further, if the FERC or other governmental body having jurisdiction over the service rendered pursuant to this Agreement authorizes abandonment of such service, this Agreement shall terminate on the abandonment date permitted by the FERC or such other governmental body.

                                                     SERVICE PACKAGE NO. 24724
                                                     AMENDMENT NO. 0


                          GAS TRANSPORTATION AGREEMENT
                  (For Use Under Rate Schedules FT-A and FT-GS)


        10.2 In addition to any other remedy Transporter may have, Transporter shall have the right to terminate this Agreement in the event Shipper fails to pay all of the amount of any bill for services rendered by Transporter hereunder when that amount is due, provided Transporter shall give Shipper and the FERC thirty days notice prior to any termination of service. Service may continue hereunder if within the thirty day notice period satisfactory assurance of payment is made in accord with Section 16 of Transporter's General Terms and Conditions.



                             ARTICLE XI - REGULATION

        11.1 This Agreement shall be subject to all applicable governmental statutes, orders, rules, and regulations and is contingent upon the receipt and continuation of all necessary regulatory approvals or authorizations upon terms acceptable to Transporter and Shipper. This Agreement shall be void and of no force and effect if any necessary regulatory approval or authorization is not so obtained or continued. All Parties hereto shall cooperate to obtain or continue all necessary approvals or authorizations, but no Party shall be liable to any other Party for failure to obtain or continue such approvals or authorizations.

        11.2 Promptly following the execution of this Agreement, the Parties will file, or cause to be filed, and diligently prosecute, any necessary applications or notices with all necessary regulatory bodies for approval of the service provided for herein.

        11.3 In the event the Parties are unable to obtain all necessary and satisfactory regulatory approvals for service prior to the expiration of two (2) years from the effective date hereof, then, prior to receipt of such regulatory approvals, either Party may terminate this Agreement by giving the other Party at least thirty (30) days prior written notice, and the respective obligations hereunder, except for the reimbursement of filing fees herein, shall be of no force and effect from and after the effective date of such termination.

        11.4 The transportation service described herein shall be provided subject to the provisions of the FERC Regulations shown by Shipper on Exhibit A hereto.

                                                      SERVICE PACKAGE NO. 24724
                                                      AMENDMENT NO. 0


                          GAS TRANSPORTATION AGREEMENT
                  (For Use Under Rate Schedules FT-A and FT-GS)




                            ARTICLE XII - ASSIGNMENTS

        12.1 Either Party may assign or pledge this Agreement and all rights and obligations hereunder under the provisions of any mortgage, deed of trust, indenture or other instrument that it has executed or may execute hereafter as security for indebtedness; otherwise, Shipper shall not assign this Agreement or any of its rights and obligations hereunder, except as set forth in Section 17 of Transporter's General Terms and Conditions.

        12.2 Any person or entity that shall succeed by purchase, transfer, merger, or consolidation to the properties, substantially or as an entirety, of either Party hereto shall be entitled to the rights and shall be subject to the obligations of its predecessor in interest under this Agreement.


                            ARTICLE XIII - WARRANTIES

In addition to the warranties set forth in Section 22 of Transporter's General Terms and Conditions, Shipper warrants the following:

        13.1 Shipper warrants that all upstream and downstream transportation arrangements are in place, or will be in place, as of the requested effective date of service, and that it has advised the upstream and downstream transporters of the receipt and delivery points under this Agreement and any quantity limitations for each point as specified on Exhibit A attached hereto. Shipper agrees to indemnify and hold Transporter harmless for refusal to transport gas hereunder in the event any upstream or downstream transporter fails to receive or deliver gas as contemplated by this Agreement.

        13.2 Shipper agrees to indemnify and hold Transporter harmless from all suit actions, debts, accounts, damages, costs, losses, and expenses (including reasonable attorneys fees) arising from or out of breach of any warranty, by the Shipper herein.

        13.3 Shipper warrants that it will have title or the right to acquire title to the gas delivered to Transporter under this Agreement.

                                                   SERVICE PACKAGE NO. 24724
                                                   AMENDMENT NO. 0


                          GAS TRANSPORTATION AGREEMENT
                  (For Use Under Rate Schedules FT-A and FT-GS)


        13.4 Transporter shall not be obligated to provide or continue service hereunder in the event of any breach of warranty; provided, Transporter shall give Shipper and the FERC thirty days notice prior to any termination of service. Service will continue if, within the thirty day notice period, Shipper cures the breach of warranty.


                           ARTICLE XIV - MISCELLANEOUS

        14.1 Except for changes specifically authorized pursuant to this Agreement, no modification of or supplement to the terms and conditions hereof shall be or become effective until Shipper has submitted a request for change through the TENN-SPEED 2 system and Shipper has been notified through the TENN-SPEED 2 system of Transporter's agreement to such change.

        14.2 No waiver by any Party of any one or more defaults by the other in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or default, whether of a like or of a different character.

        14.3 Except when notice is required through the TENN-SPEED 2 system, pursuant to Transporter's FT-A or FT-GS Rate Schedule, as applicable, or pursuant to Transporter's General Terms and Conditions, any notice, request, demand, statement or bill provided for in this Agreement or any notice that either Party may desire to give to the other shall be in writing and mailed by registered mail to the post office address of the Party intended to receive the same, as the case may be, to the Party's address shown on Exhibit A hereto or to such other address as either Party shall designate by formal written notice to the other. Routine communications, including monthly statements and payments, may be mailed by either registered or ordinary mail. Notice shall be deemed given when sent.

        14.4 THE INTERPRETATION AND PERFORMANCE OF THIS AGREEMENT SHALL BE IN ACCORDANCE WITH AND CONTROLLED BY THE LAWS OF THE STATE OF TENNESSEE, WITHOUT REGARD TO CHOICE OF LAW DOCTRINE THAT REFERS TO THE LAWS OF ANOTHER JURISDICTION.

        14.5 The Exhibit(s) attached hereto is/are incorporated herein by reference and made a part of this Agreement for all purposes.

                                                     SERVICE PACKAGE NO. 24724
                                                     AMENDMENT NO. 0


                          GAS TRANSPORTATION AGREEMENT
                  (For Use Under Rate Schedules FT-A and FT-GS)


        14.6 If any provision of this Agreement is declared null and void, or voidable, by a court of competent jurisdiction, then that provision will be considered severable at Transporter's options; and if the severability option is exercised, the remaining provisions of the Agreement shall remain in full force and effect.

        14.7 This Agreement supersedes and cancels the Gas Sales and Transportation Agreement(s) between Shipper and Transporter dated (not applicable) and (not applicable) respectively.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first hereinabove written.


EAST TENNESSEE NATURAL GAS COMPANY



BY:____________________________
     Agent and Attorney-in-Fact

DATE:  ________________________



ROANOKE GAS COMPANY


BY: s/Roger L. Baumgardner

TITLE:VP/SEC & TREAS

DATE:July 1, 1998

                                EXHIBIT A TO THE
                          FIRM TRANSPORTATION AGREEMENT
                             DATED NOVEMBER 1, 1998


Shipper:  Roanoke Gas Company
Rate Schedule:  FT-A
Service Package No.:  24724
Transportation Quantity:  5,150
Proposed Commencement Date:  November 1, 1998
Termination Date:  October 31, 2018
Transportation Service will be provided under Part 284, Subpart G of FERC Regulations.

Primary Receipt Point(s):

                             Meter          Max.D.       Inter.             Location
        Name                   No.            Qt.        Party              CO.,  ST

Ridgetop Rec.               753101           5,150       Tennessee Gas      Robertson, TN
                                                         Pipeline

Primary Delivery Point(s):

                             Meter          Max.D.        Inter.            Location
        Name                   No.             Qt.        Party             CO.,  ST

Roanoke - Clearbrook        759004           5,150        Roanoke Gas Co.   Roanoke, VA


*Transporter shall not be obligated to deliver more cubic feet of gas to any Shipper than the quantity calculated using 1.03 dth per million cubic feet.

Notices not made through the TENN-SPEED 2 system shall be made to:


Shipper                                     Invoices
Roanoke Gas Company                         Roanoke Gas Company
519 Kimball Ave., N.E.                      519 Kimball Ave., N.E.
P. O. Box 13007                             P. O. Box 13007
Roanoke, VA  24016                          Roanoke, VA  24016
Attn: Mike Gagnet                           Attn.:  Howard Lyon


New Facilities Required:  Not applicable
New Facilities Charge:  Not applicable

                                EXHIBIT A TO THE
                          FIRM TRANSPORTATION AGREEMENT
                             DATED NOVEMBER 1, 1998


(This Exhibit A supersedes and cancels Exhibit A dated (not applicable) to the Firm Transportation Agreement dated (not applicable).


EAST TENNESSEE NATURAL GAS CO.              ROANOKE GAS COMPANY

BY:  _______________________                BY: s/Roger L. Baumgardner

TITLE:  ____________________                TITLE: VP/SEC & TREAS

DATE:  ____________________                 DATE: July 1, 1998

                                                               Exhibit 10(t)(t)

                                                   SERVICE AGREEMENT NO. 50420
                                                   CONTROL NO. 1995-04-30 - 0029


                              SST SERVICE AGREEMENT


THIS AGREEMENT, made and entered into this 11th day of December, 1995 by and between:


        COLUMBIA GAS TRANSMISSION CORPORATION
        ("SELLER")
        AND
        ROANOKE GAS COMPANY
        ("BUYER")


WITNESSETH: That in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

Section 1. Service to be Rendered. Seller shall perform and Buyer shall receive service in accordance with the provisions of the effective SST Rate Schedule and applicable General Terms and Conditions of Seller's FERC Gas Tariff, Second Revised Volume No. 1 (Tariff), on file with the Federal Energy Regulatory Commission (Commission), as the same may be amended or superseded in accordance with the rules and regulations of the Commission. The maximum obligation of Seller to deliver gas hereunder to or for Buyer, the designation of the points of delivery at which Seller shall deliver or cause gas to be delivered to or for Buyer, and the points of receipt at which Buyer shall deliver or cause gas to be delivered, are specified in Appendix A, as the same may be amended from time to time by agreement between Buyer and Seller, or in accordance with the rules and regulations of the Commission. Service hereunder shall be provided subject to the provisions of Part 284.223 of Subpart G of the Commission's regulations. Buyer warrants that service hereunder is being provided on behalf of BUYER.


Section 2. Term. Service under this Agreement shall commence as of the latter of NOVEMBER 01, 1997, or upon completion of facilities and shall continue in full force and effect until OCTOBER 31, 2012, and from YEAR - to - YEAR thereafter unless terminated by either party upon 2 YEARS' written notice to the other prior to the end of the initial term granted or any anniversary date thereafter. Pre-granted abandonment shall apply upon termination of this Agreement, subject to any right of first refusal Buyer may have under the Commission's regulations and Seller's Tariff.

Section 3. Rates. Buyer shall pay Seller the charges and furnish Retainage as described in the above-referenced Rate Schedule, unless otherwise agreed to by the parties in writing and specified as an amendment to this Service Agreement.

Section 4. Notices. Notices to Seller under this Agreement shall be addressed to it at Post Office Box 1273, Charleston, West Virginia 25325-1273,
Attention: Manager - Agreements Administration and notices to Buyer shall be addressed to it at:

        ROANOKE GAS COMPANY
        VP OPERATIONS
        P 0 BOX 13007
        ROANOKE,  VA         24030


ATTN:  ARTHUR PENDLETON;
until changed by either party by written notice.

                                                   SERVICE AGREEMENT NO. 50420
                                                   CONTROL NO. 1995-04-30 - 0029


                              SST SERVICE AGREEMENT



Section 5. Superseded Agreements. This Service Agreement supersedes and cancels, as of the effective date hereof, the following Service Agreements: N/A.



        ROANOKE GAS COMPANY

By:     s/John B. Williamson, III

Name:   John B. Williamson

Title:  Vice President Rates & Finance

Date:   December 11, 1995



        COLUMBIA GAS TRANSMISSION CORPORATION


By:     s/S.M. Warnick

Name:   S. M. Warnick

Title:  Vice President

Date:   February 23, 1996

                                              Revision No.
                                              Control No.  1995 - 04- 30 - 0029

                    Appendix A to Service Agreement No. 50420
                            Under Rate Schedule S S T

             Between (Seller) COLUMBIA GAS TRANSMISSION CORPORATION
                         and (Buyer) ROANOKE GAS COMPANY

          October through March Transportation Demand            5,889  Dth/day
        April through September Transportation Demand            2,944  Dth/day


                             Primary Receipt Points


               Scheduling        Scheduling               Maximum Daily
               Point No.         Point Name             Quantity (Dth/Day)


               STOW              STORAGE WITHDRAWALS           5,889

                                              Revision No.
                                              Control No. 1995 - 04 - 30 - 0029

                           Appendix A to Service Agreement No. 50420
                                   Under Rate Schedule S S T

                    Between (Seller) COLUMBIA GAS TRANSMISSION CORPORATION
                                and (Buyer) ROANOKE GAS COMPANY


                                    Primary Delivery Points

                                                          F
                                                          o
                                                          o
                                                          t                                                  Maximum S1/
                                                          n                                                  Delivery
                                                          o                            Maximum Daily         Pressure
Scheduling     Scheduling                   Measuring     t      Measuring             Delivery Obligation   Obligation
Point No.      Point Name                   Point No.     e      Point Name            (Dth/Day)             (PSIG)
-------------------------------------------------------------------------------------------------------------------------

62             ROANOKE GAS COMPANY          802697               Gala/Roanoke          5,889                  475


                                               Revision No.
                                               Control No. 1995 - 04 - 30 - 0029

                    Appendix A to Service Agreement No. 50420
                            Under Rate Schedule S S T

             Between (Seller) COLUMBIA GAS TRANSMISSION CORPORATION
                         and (Buyer) ROANOKE GAS COMPANY

S 1            /      IF A MAXIMUM PRESSURE IS NOT SPECIFICALLY STATED,
                      THEN SELLER'S OBLIGATION SHALL BE AS STATED IN
                      SECTION 13 (DELIVERY PRESSURE) OF THE GENERAL TERMS
                      AND CONDITIONS.

GFNT           /      THIS SERVICE AGREEMENT AND ITS EFFECTIVENESS ARE
                      SUBJECT TO A PRECEDENT AGREEMENT (#47753) BETWEEN BUYER
                      AND SELLER DATED APRIL 28, 1995.

                      UNLESS STATION SPECIFIC MDDOS ARE SPECIFIED IN A SEPARATE FIRM SERVICE AGREEMENT BETWEEN SELLER AND BUYER, SELLER'S AGGREGATE MAXIMUM DAILY DELIVERY OBLIGATION, UNDER THIS AND ANY OTHER SERVICE AGREEMENT BETWEEN SELLER AND BUYER, AT THE STATIONS LISTED ABOVE SHALL NOT EXCEED THE MDDO QUANTITIES SET FORTH ABOVE FOR EACH STATION. ANY STATION SPECIFIC MDDOS IN A SEPARATE FIRM SERVICE AGREEMENT BETWEEN SELLER AND BUYER SHALL BE ADDITIVE TO THE INDIVIDUAL STATION MDDOS SET FORTH ABOVE.

                                               Revision No.
                                               Control No. 1995 - 04 - 30 - 0029

                    Appendix A to Service Agreement No. 50420
                            Under Rate Schedule S S T

             Between (Seller) COLUMBIA GAS TRANSMISSION CORPORATION
                         and (Buyer) ROANOKE GAS COMPANY

The Master List of Interconnects (MLI) as defined in Section 1 of the General Terms and Conditions of Seller's Tariff is incorporated herein by reference for the purposes of listing valid secondary receipt and delivery points.

Service changes pursuant to this Appendix A shall become effective as of NOVEMBER 01, 1997, or upon completion of facilities. This Appendix A shall
cancel and supersede the previous Appendix A effective as of   N/A     , to the
Service Agreement referenced above. With the exception of this Appendix A, all other terms and conditions of said Service Agreement shall remain in full force and effect.

        ROANOKE GAS COMPANY

By:     s/John B. Williamson, III

Name:   John B. Williamson

Title:  Vice President Rates & Finance

Date:   December 11, 1995


        COLUMBIA GAS TRANSMISSION CORPORATION


By:     s/S.M. Warnick

Name:   S. M. Warnick

Title:  Vice President

Date:   February 23, 1996

                                                               Exhibit 10(u)(u)

                                                SERVICE AGREEMENT NO. 50421
                                                CONTROL NO. 1995-04-30  -  0030



                              FSS SERVICE AGREEMENT



THIS AGREEMENT, made and entered into this 11th day of December, 1995 by and between:

        COLUMBIA GAS TRANSMISSION CORPORATION
        (" SELLER")
        AND
        ROANOKE GAS COMPANY
        ("BUYER")


WITNESSETH: That in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

Section 1. Service to be Rendered. Seller shall perform and Buyer shall receive the service in accordance with the provisions of the effective FSS Rate Schedule and applicable General Terms and Conditions of Seller's FERC Gas Tariff, Second Revised Volume No. 1 (Tariff), on file with the Federal Energy Regulatory Commission (Commission), as the same may be amended or superseded in accordance with the rules and regulations of the Commission. Seller shall store quantities of gas for Buyer up to but not exceeding Buyer's Storage Contract Quantity as specified in Appendix A, as the same may be amended from time to time by agreement between Buyer and Seller, or in accordance with the rules and regulations of the Commission. Service hereunder shall be provided subject to the provisions of Part 284.223 of Subpart G of the Commission's regulations. Buyer warrants that service hereunder is being provided on behalf of BUYER.


Section 2. Term. Service under this Agreement shall commence as of the latter of APRIL 01, 1997, or upon completion of facilities and shall continue in full force and effect until OCTOBER 31, 2012, and from YEAR-to-YEAR thereafter unless terminated by either party upon 2 YEARS' written notice to the other prior to the end of the initial term granted or any anniversary date thereafter. Pre-granted abandonment shall apply upon termination of this Agreement, subject to any right of first refusal Buyer may have under the Commission's regulations and Seller's Tariff.

Section 3. Rates. Buyer shall pay the charges and furnish the Retainage percentage set forth in the above-referenced Rate Schedule and specified in Seller's currently effective Tariff, unless otherwise agreed to by the parties in writing and specified as an amendment to this Service Agreement.


Section 4. Notices. Notices to Seller under this Agreement shall be addressed to it at Post Office Box 1273, Charleston, West Virginia 25325-1273,
Attention: Manager - Agreements Administration and notices to Buyer shall be addressed to it at:

        ROANOKE GAS COMPANY
        VP OPERATIONS
        P 0 BOX 13007
        ROANOKE,  VA         24030

ATTN:  ARTHUR PENDLETON;
until changed by either party by written notice.

                                                   SERVICE AGREEMENT NO.  50421
                                                   CONTROL NO. 1995-04-30 - 0030


                              FSS SERVICE AGREEMENT

Section 5 Superseded Agreements. This Service Agreement supersedes and cancels, as of the effective date hereof, the following Service Agreements: N/A.


        ROANOKE GAS COMPANY

By:     s/John B. Williamson, III

Name:   John B. Williamson

Title:  Vice President Rates & Finance

Date:   December 11, 1995



        COLUMBIA GAS TRANSMISSION CORPORATION


By:     s/S.M. Warnick

Name:   S. M. Warnick

Title:  Vice President

Date:   February 23, 1996

                                               Revision No.
                                               Control No.  1995 - 04- 30 - 0030

                    Appendix A to Service Agreement No. 50421
                            Under Rate Schedule S S T

             Between (Seller) COLUMBIA GAS TRANSMISSION CORPORATION
                         and (Buyer) ROANOKE GAS COMPANY



GFNT    /      THIS SERVICE AGREEMENT AND ITS EFFECTIVENESS ARE SUBJECT
               TO A PRECEDENT AGREEMENT (#47753) BETWEEN BUYER AND
               SELLER DATED APRIL 28, 1995.

                                                    Revision No.
                                                    Control No.1995-04-30 - 0030

Appendix A to Service Agreement No. 50421

Under Rate Schedule FSS

Between (Seller) COLUMBIA GAS TRANSMISSION CORPORATION

and (Buyer) ROANOKE GAS COMPANY

               Storage Contract Quantity               441,700  Dth

           Maximum Daily Storage Quantity              5,889 Dth per day


CANCELLATION OF PREVIOUS APPENDIX A

Service changes pursuant to this Appendix A shall become effective as of APRIL 01, 1997. This Appendix A shall cancel and supersede the previous Appendix A effective as of N/A , to the Service Agreement referenced above. With the exception of this Appendix A, all other terms and conditions of said Service Agreement shall remain in full force and effect.

        ROANOKE GAS COMPANY

By:     s/John B. Williamson, III

Name:   John B. Williamson

Title:  Vice President Rates & Finance

Date:   December 11, 1995


        COLUMBIA GAS TRANSMISSION CORPORATION

By:     s/S.M. Warnick

Name:   S. M. Warnick

Title:  Vice President

Date:   February 23, 1996

                                                                Exhibit 10(v)(v)

                                                  Precedent Agreement No. 57448
                                                  Control No. 970731-0011


                               PRECEDENT AGREEMENT


        This PRECEDENT AGREEMENT ("Agreement") is made and entered into to be effective as of this 7th day of August, 1997, by and between COLUMBIA GAS TRANSMISSION CORPORATION ("Columbia'), and ROANOKE GAS COMPANY ("Customer").

                              W I T N E S S E T H:

        WHEREAS , Customer requested and was allocated certain FSS/SST levels of service as a result of Columbia's Market Expansion open season, and entered into a Precedent Agreement (No. 47753) with respect to such services;

        WHEREAS , Customer has also requested FTS service and capacity has become available in Columbia's Market Expansion project to serve such request;

        WHEREAS , both the FSS/SST and FTS levels of service are to be served by Columbia's expansion of its interstate pipeline and/or storage facilities as contemplated pursuant to construction already proposed and approved in Columbia's FERC Docket No. CP96-213; and

        WHEREAS , it is necessary for Customer to commit to receiving and paying for the FTS level of service set forth herein by executing this Agreement, to support Columbia's commitment to the overall expansion of such facilities.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Columbia and Customer agree as follows:

        1. Allocated Levels of Service. The following additional levels of service have been allocated to Customer as part of Columbia's Market Expansion project. By executing this Agreement, Columbia agrees to provide and Customer agrees to accept the following additional levels of service pursuant to the attached FTS service agreement as described in section two herein.

                                                   Precedent Agreement No. 57448
                                                   Control No. 970731-0011

     Firm Transportation Service (FTS) Service Agreement. Transportation Demand:
3,425 Dth per day.

        Receipt Point               Delivery Point        Dth
        -------------               --------------        ---
        Kenova Aggregation          Roanoke Gas           3,425
        Point (MLI-AO1)             Company
                                    (MLI-62)

        2. Service Agreements. Columbia and Customer agree to execute concurrently herewith the FTS service agreement attached hereto providing for the foregoing level of service. The above total level of FTS service shall commence in 1999, unless otherwise agreed by Columbia and Customer. The FTS service agreement shall have a primary term of no less than fifteen years, commencing with the date on which the allocated level of service is to commence. All service under the FTS service agreement shall be provided pursuant to the FTS Rate Schedule and at the applicable maximum rates set forth in Columbia's Federal Energy Regulatory Commission (FERC) Gas Tariff, Second Revised Volume No.1, as it may be amended from time to time ("Columbia's tariff"). The primary receipt and delivery points and any other applicable terms and conditions, including, but not limited to, delivery pressure, flow rates, etc., shall be as set forth in the FTS service agreement.

        3. Approvals. Columbia shall undertake to secure approvals necessary for the financing, construction and operation of the expansion facilities necessary to serve Customer as contemplated herein within the context of construction already proposed by Columbia and approved in Columbia's FERC Docket No. CP96-213, including, but not limited to and if deemed necessary by Columbia, the preparation and filing of any amended application with the FERC for a modification to certificates issued to Columbia in FERC Docket No. CP96-213 pursuant to Section 7(c) of the Natural Gas Act, 15 U.S.C. Section 717f(c). Columbia shall not be required to prepare or file any applications with FERC initiating any new certificate proceeding or which would create any obligation to construct additional facilities beyond that already proposed by Columbia and approved by FERC in Docket No. CP96-213. Customer shall cooperate with and provide to Columbia, on a timely basis, all information and data requested by Columbia which Columbia deems necessary to prosecute such amended application or any other approvals or authorizations, including, but not limited to, any information requested by the FERC or its staff.

        4. Columbia's Conditions Precedent. Performance by Columbia under this Agreement and the FTS service agreement to be executed is expressly conditioned upon:

        (a) Customer completing, executing and returning to Columbia with this Agreement the Request for Service forms required by Columbia's tariff and necessary for Customer to receive service under the service agreement;

                                                   Precedent Agreement No. 57448
                                                   Control No. 970731-0011

        (b) Customer satisfying the creditworthiness requirements in Columbia's tariff;

        (c) Columbia receiving all necessary final and nonappealable regulatory approvals and authorizations for Columbia to provide the FTS service contemplated by this Agreement within the context of construction already proposed by Columbia and approved in Columbia's FERC Docket No. CP96-213, including, but not limited to and if deemed necessary by Columbia, final and nonappealable approval of any amended application Columbia will file with the FERC for a modification to certificates issued to Columbia in FERC Docket No. CP96-213, upon terms acceptable to Columbia;

        (d) Columbia receiving all necessary final and nonappealable approvals from the FERC to recover the costs of Columbia's expansion facilities on a rolled-in basis in the calculation of its applicable rates, upon terms acceptable to Columbia; and

        (e) Columbia constructing and placing in service all expansion facilities necessary for Columbia to provide service to Customer.

        Columbia may waive any of the foregoing conditions.

        5. Customer's Conditions Precedent. Performance by Customer under this Agreement and the FTS service agreement attached hereto is expressly conditioned upon:

        (a) Columbia receiving an order from the FERC not subject to rehearing on Columbia's certificate application referred to in section three herein to charge rolled-in rates for the subject services.

        Customer may waive the foregoing condition.

        6. Termination. This Agreement shall only be terminated as provided in this section. If this Agreement is terminated effective prior to the commencement of new service under the FTS service agreement, then such FTS service agreement shall be deemed void ab initio.

        Customer, effective upon 30-days written notice to Columbia, may terminate this Agreement if the condition precedent set forth in section 5 herein is not satisfied. Columbia, effective upon 30 days written notice to Customer, may terminate this Agreement if any of conditions precedent set forth in section 4 herein are not satisfied. With respect to both parties, any such termination shall not be effective if the unsatisfied condition precedent upon which the termination notice is based is satisfied prior to the end of the 30-day notice period.

                                                   Precedent Agreement No. 57448
                                                   Control No. 970731-0011

        If this Agreement is terminated pursuant to this section, such termination shall be without liability, damages, costs or expenses of either party to each other or other parties, or to any of their shareholders, directors, officers, employees, agents, consultants or representatives; and Columbia and Customer shall have no further rights or obligations whatsoever pursuant to this Agreement or the service agreement.

        7. Authorization. Each of the persons executing this Agreement and the FTS service agreement attached hereto represents and warrants that it has authority to act for and bind the entity on whose behalf he or she purports to act and to take the actions contemplated herein.

        8. Customer's Support for Expansion. Customer agrees to support and not take any adverse action with respect to Columbia's obtaining any necessary approvals and authorizations, including, but not limited to Columbia's filings at the FERC with respect to its expansion.

        9. Parties In Interest. Nothing in this Agreement or the FTS service agreement whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement or the FTS service agreement on any persons other than the parties to them, nor is anything in this Agreement or the FTS service agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement or the FTS service agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement or the FTS service agreement.

        10. Effect of Agreement and Amendment. This Agreement shall inure to the benefit of and be binding upon each of the undersigned parties. This Agreement and the FTS service agreement constitute the entire agreement and understanding between the parties hereto with respect to the subject matter herein and therein, and supersede all prior agreements and understandings with respect thereto. The parties agree that the execution of this Agreement and the FTS service agreement does not supersede, and is without prejudice to any rights or obligations the parties have to each other under separate and distinct agreements, including, but not limited to, Precedent Agreement No.47753, its related FSS/SST service agreements, and existing service agreement(s) between Columbia and Customer. This Agreement can only be assigned, amended, modified, or supplemented by the written agreement of Columbia and Customer.

        11. Waivers. The waiver by any party of a breach or violation of any provision of this Agreement shall not operate as or be construed to be a waiver of any subsequent breach hereof.

        12. Governing Law. This Agreement shall be governed by the laws of the State of West Virginia without reference to conflicts of law provisions, and except as to any matters subject to federal law and the exclusive jurisdiction of the FERC.

                                                   Precedent Agreement No. 57448
                                                   Control No. 970731-0011

        13. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the duly authorized representatives of the parties hereto have executed this Agreement.

                                    COLUMBIA GAS TRANSMISSION CORPORATION
                                    By      s/Shawn E. Casey
                                    Name    Shawn E. Casey
                                    Its     Manager - Commercial Services
                                    Date    September 30, 1997

                                    ROANOKE GAS COMPANY
                                    By      s/John B. Williamson, III
                                    Name    John B. Williamson, III
                                    Its     Vice President
                                    Date    Sept. 26, 1997

                                                               Exhibit 10(w)(w)

                         FIRM STORAGE SERVICE AGREEMENT


        THIS AGREEMENT, made and entered into as of this 19th day of March, 1997, by and between VIRGINIA GAS STORAGE COMPANY, a Virginia corporation, hereinafter referred to as "VGSC," and Roanoke Gas Company, a Virginia corporation, hereinafter referred to as "RGC".

                                   WITNESSETH

        WHEREAS, VGSC has undertaken to provide a firm storage service under the Utility Facilities Act of Virginia, in accordance with its Gas Tariff filed with the State Corporation Commission of Virginia ("SCC"), and under part 284 of the Regulations of the Federal Energy Regulatory Commission ("FERC"); and

        WHEREAS, RGC has requested storage service on a firm basis pursuant to Rate Schedule FSS in compliance with Section 3 of VGSC's SCC Gas Tariff; and

        WHEREAS, RGC agrees to arrange for transportation of quantities of gas in order to deliver and receive gas to and from storage.

        NOW, THEREFORE, the parties hereby agree as follows:

                                    ARTICLE I

                               QUANTITY OF SERVICE

        1.1 Subject to the terms and provisions of this Agreement and the SCC Gas Tariff applicable thereto, RGC has the right to maintain an aggregate storage quantity of up to 180,000 dth (the "Maximum Storage Quantity," or "MSQ"). VGSC's obligation to accept gas at the Delivery Points specified on Exhibit A hereto for injection into storage on any day is limited to the Maximum Daily Injection Quantity ("MDIQ") specified on Exhibit A hereto. VGSC, at its sole discretion, may allow injections at rates above the MDIQ on a best efforts, interruptible basis if such injections can be made without adverse effect upon injections of other Customers or to VGSC's operations.

        1.2 VGSC shall redeliver a thermally equivalent quantity of gas to RGC at the Delivery Points described on Exhibit A hereto. VGSC's obligation to withdraw gas from storage on any day is limited to the available Maximum Daily Withdrawal Quantity ("MDWQ") specified on Exhibit A hereto. VGSC, at its sole discretion, may allow withdrawals at rates higher than the MDWQ on a best efforts, interruptible basis if such withdrawals can be made without adverse effect upon withdrawals of other Customers or to VGSC's operations and such gas is available from RGC's

Storage Gas Balance. RGC may withdraw during the Withdrawal Period any quantity up to the MDWQ.

                                   ARTICLE II

                              CONDITIONS OF SERVICE

        2.1 RGC shall pay VGSC $0.05 per each dth injected and $0.05 per each dth withdrawn. Subject to the provisions of Section 2.3, RGC will pay VGSC an annual storage charge ("Annual Storage Charge") which shall be the product of $1.50 multiplied by the Maximum Storage Quantity, which fee shall be payable in twelve (12) equal monthly installments.

        2.2 VGSC shall reimburse RGC for any injected gas that cannot be withdrawn for delivery to RGC at Inside FERC index for deliveries into Tennessee Gas, Zone 1, plus interruptible transportation on Tennessee Gas and East Tennessee. Any gas not withdrawn at RGC's option shall be carried over to the following year's storage balance.

        2.3 On May 1, 1997 and each May 1 thereafter, VGSC shall pro-rate the Annual Storage Charge for the year retroactively and prospectively to reflect any deficiencies in performance in the prior Withdrawal Period as follows:

Adjusted Annual       Actual MSQ            Actual MDWQ
Storage Charge    =   Contract MSQ    X     Contract MDWQ    X   $1.50   X   180,000

RGC's election to use the storage service at levels below the MSQ and MDWQ shall not be considered deficiencies in performance.

        2.4 RGC shall insure that the gas delivered to VGSC at the Delivery Points for injection meets the minimum quality specifications of East Tennessee Natural Gas Company's FERC Tariff. VGSC shall insure that gas delivered to RGC at the Delivery Points meets the minimum quality specifications of East Tennessee Natural Gas Company's FERC Tariff.

        2.5 The measurement of quantities for billing purposes, in MMBtu, delivered to or received from VGSC shall be performed by East Tennessee Natural Gas Company.

                                   ARTICLE III

                                     NOTICES

        3.1 Notices hereunder shall be given to the respective party at the applicable address, telephone number or facsimile machine number stated below, or such other addresses, telephone numbers or facsimile numbers as the parties shall respectively hereafter designate in writing from time to time:

               Virginia Gas Pipeline Company
               P.O. Box 2407
               200 East Main Street
               Abingdon, Virginia  24210
               Attention:  Michael L. Edwards
               Telephone Number:  (540) 676-2380, extension 17
               Facsimile Machine Number:  (540) 676-2494

               Roanoke Gas Company
               519 Kimball Avenue, N.E.
               Roanoke, VA  24030
               Attention:  Mike Gagnet
               Telephone Number:  (540) 983-3800
               Facsimile Machine Number:  (540) 983-3957

                                   ARTICLE IV

                               BILLING AND PAYMENT

        4.1 On or before the fifteenth (15th) day of each calendar month, VGSC shall submit to RGC an invoice for services performed during the preceding month.

        4.2 RGC shall pay the amounts invoiced by the twenty-fifth (25th) day of each month in which said invoice is received by RGC or within ten (10) days of RGC's receipt of VGSC's invoice.

        4.3 Should RGC fail to pay all of the amount of any invoice as herein provided when such amount is due, RGC shall pay a charge for late payment which shall be included by VGSC on the next regular monthly invoice rendered hereunder. Such charge for late payment shall accrue interest at an annual rate equivalent to the then current Chase Manhattan Bank prime interest rate plus two percent (2%), but not to exceed the maximum rate permitted by law. If such failure to pay continues for thirty (30) days after payment is due, VGSC, in addition to any other remedy it may have, may suspend futher injections and/or withdrawals of gas for RGC's account until such amount is paid; provided, however, that if RGC, in good faith, disputes the amount of any such invoice or part thereof and pays to VGSC such amounts as RGC concedes to be correct, and, at any time thereafter within thirty (30) days of a demand made by VGSC, furnishes a good and sufficient surety bond in an amount and with sureties satisfactory to VGSC conditioned upon the payment of any amounts ultimately found due upon such invoices after a final determination, which may be reached either by agreement or judgment of the courts, as the case may be, then VGSC shall not be entitled to suspend further injections and/or withdrawals of gas unless and until default be made in the conditions on such bond or there is a subsequent default under the conditions of this agreement.

        4.4 In the event any overcharge or undercharge in any form whatsoever shall be found within twenty four (24) months from the date a billing discrepancy occurs, the appropriate party shall refund the amount of overcharge or pay the amount of undercharge within thirty (30) days after the final determination of the amount overcharged or undercharged has been made. Any overcharge or undercharge found after such twenty four (24) months shall be deemed waived by both parties.

        4.5 Both parties hereto shall have the right, at any and all reasonable times, to examine the books and records of the other party to the extent necessary to verify the accuracy of any statement, charge, computation or demand made under or pursuant to this Agreement.

        4.6 It is expressly understood that VGSC retains a landlord's lien against the personal property of RGC's stored hereunder for the recovery of any and all amounts which may become due and payable under this agreement.

                                    ARTICLE V

                                      TERM

        5.1 Subject to the provisions hereof, this Agreement shall become effective as of the date first written above and shall be in full force and effect for a primary term through April 30, 2007 (the "Termination Date") and shall continue and remain in force and effect for successive terms of one (1) year each hereafter unless and until canceled by either party giving 180 days written notice to the other party prior to the end of the primary term and any yearly extension thereof.

                                   ARTICLE VI

                                    INDEMNITY

        6.1 RGC shall be deemed to have the exclusive control and possession of the Gas until delivered to VGSC at the Delivery Points and after the Gas is redelivered to RGC at the Delivery Points pursuant to Sections 1.1 and 1.2 hereof. VGSC shall be deemed to have the exclusive control and possession of the Gas after it has been delivered to VGSC at the Delivery Points, until such time as the Gas is redelivered to RGC at the Delivery Points pursuant to Sections 1.1 and 1.2 hereof.

        6.2 The party in control of the Gas will defend, indemnify and hold the other harmless from and against any and all claims, causes of action or judgments (including attorney's fees and expenses) in any way arising with respect to the Gas while in that party's control, and the other shall not be liable for any part thereof.

                                   ARTICLE VII

                                  FORCE MAJEURE

        7.1 Subject to the provisions of this Article VII, no party shall be liable to the other party for the failure to perform in conformity with this Agreement to the extent such failure results from an event of Force Majeure which is beyond the reasonable control of the party affected thereby, which wholly or partially prevents the supply, transportation, sale, delivery, injection, storage, withdrawal or redelivery of Gas.

        7.2 Events of Force Majeure shall include, by way of illustration, but not limitation those enumerated in Section 16.2, Original Sheets No. 58 and No. 59 of the Terms and Conditions of VGSC's SCC Gas Tariff.

        7.3 Immediately upon becoming aware of the occurrence of an event of Force Majeure, the party affected shall give notice thereof to the other party, describing such event and stating the specific obligations, the performance of which are, or are expected to be, delayed or prevented, and (either in the original or in supplemental notices) stating the estimated period during which performance may be suspended or reduced, including, to the extent known or ascertainable, the estimated extent of such reduction of performance. Such notice of an event of Force Majeure is to be first given by telephone communication, and then shall be confirmed in writing within five (5) days, giving particulars available to the reporting party, and being supplemented if necessary within twenty (20) days to give full particulars. Not withstanding any other provision in this Agreement, the parties mutually agree that should some cause or event, beyond the control of VGSC, make it appear to VGSC that a storage area is losing pressure and may no longer be viable for storage, it may immediately notify RGC (by fax, phone or other means) and RGC shall immediately start accepting the stored gas in order to drain the storage area and cut down on the potential loss to VGSC, or VGSC may otherwise dispose of such gas and pay RGC for the value thereof plus the value of any gas otherwise lost. Thereafter this Agreement shall be considered of no further force and effect unless VGSC can reasonably revitalize and stabilize such storage area to hold gas pressure in which event VGSC shall give the thirty (30) day notice as provided in Section
3.1 and the Agreement shall thereafter continue in full force and effect.

        7.4 The party relying upon an event of Force Majeure shall act prudently and use all reasonable efforts to eliminate the effects of Force Majeure as soon as reasonably practicable, provided that the settlement of strikes and lockouts shall be entirely within the discretion of the party affected.

        7.5 No suspension or reduction of performance by reason of an event of Force Majeure shall invalidate this Agreement, and upon removal of the Force Majeure, performance shall resume in this Agreement as soon as practicable.

                                  ARTICLE VIII

                             OPERATIONAL FLOW ORDERS

        8.1 RGC may be subject to certain operational flow orders ("OFO's") issued by VGSC: (a) to alleviate conditions that threaten the integrity of VGSC's system; (b) to maintain pressures necessary for VGSC's operations; (c) to alleviate operational problems arising from overdeliveries or underdeliveries by RGC in violation of this Agreement; and (d) to prevent damage to a storage field.

        8.2 Upon the issuance of an OFO, RGC must take the actions set forth in the OFO, which may include, but are not limited to, reducing its withdrawals from storage.

                                   ARTICLE IX

                             SUCCESSORS AND ASSIGNS

        9.1 This Agreement shall be binding upon and inure to the benefit of the successors, assigns and legal representatives of the parties hereto. Either party may freely assign this Agreement to a company with which it is affiliated or which it controls, is controlled by, or is under common control with, or any party succeeding to substantially all the interests of RGC or VGSC. All other assignments shall be subject to the prior written consent of the party not assigning, such approval not to be unreasonably withheld. Either party hereto shall have the right to pledge or mortgage its respective rights hereunder for security of its indebtedness without the prior written consent of the other party.

                                    ARTICLE X

                                  MISCELLANEOUS

        10.1 This Agreement constitutes the entire Agreement between the parties and no waiver by VGSC or RGC of any default of either party under this Agreement shall operate as a waiver of any subsequent default whether of a like or different character.

        10.2 The laws of the Commonwealth of Virginia shall govern the validity, construction, interpretation, and effect of this Agreement.

        10.3 No modification of or supplement to the terms and provisions hereof shall be or become effective except by execution of a supplementary written agreement between the parties.

        10.4 Exhibit A attached to this Agreement constitutes a part of this Agreement and is incorporated herein.

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above by the parties' duly authorized officers.

Attest:               ROANOKE GAS COMPANY

                      By: s/John B. Williamson, III
s/Michael A. Yount
                      Its: Vice President

Attest:               VIRGINIA GAS STORAGE COMPANY

                      By:s/M.C. Edwards
s/Stacey D. Varney
                      Its: President

                                    EXHIBIT A

to that certain Gas Storage Agreement dated March 19, 1997 by and between

                               ROANOKE GAS COMPANY
                                       and
                          VIRGINIA GAS STORAGE COMPANY

Delivery Points:

        1. Saltville receipt/delivery point, Smyth County, Virginia. For injections: ETNG Meter Number 759766; for withdrawals: ETNG Meter Number 759777.
        2. Early Grove receipt/delivery point, Washington County, VA. For injections: ETNG Meter Number 759147; for withdrawals: ETNG Meter Number 759009.
        3. Dickenson #2 receipt point, Dickenson County, Virginia for withdrawals only, ETNG Meter Number 759321.

Maximum Daily Injection Quantity, in dth:

1,200 Dth

Injection Period runs from on or about April 5 of each year to on or about October 26 of each year (the "Summer Period"). Injections may be made from October 27 to April 4 of each year (the "Winter Period") on a best efforts, interruptible basis with the consent of VGSC.

Maximum Daily Withdrawal Quantity, in dth:

   857  Dth from Early Grove delivery point               ETNG Meter Number 759009

1,143   Dth from Early Grove, Saltville or Dickenson #2 delivery point
                                                          ETNG Meter Number 759009
                                                          ETNG Meter Number 759777
                                                          ETNG Meter Number 759321

Withdrawal Period runs from November 15 through April 15 of each year. Withdrawals may be made from November 1 to November 15, and from April16 through April 30 of each year on a best efforts, interruptible basis.


                                                              s/M.C. Edwards
                                                              3/19/97

                                                               Exhibit 10(x)(x)

                                                   Service Agreement No. 40437
                                                   Control Number      931229-10


                             FTS-2 SERVICE AGREEMENT

        THIS AGREEMENT, made and entered into this 1st day of February, 1994, by and between COLUMBIA GULF TRANSMISSION COMPANY ("Transporter") and BLUEFIELD GAS COMPANY ("Shipper").

        WITNESSETH: That in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

        Section 1. Service to be Rendered. Transporter shall perform and Shipper shall receive the service in accordance with the provisions of the effective FTS-2 Rate Schedule and applicable General Terms and Conditions of Transporter's FERC Gas Tariff, First Revised Volume No. 1 (Tariff), on file with the Federal Energy Regulatory Commission (Commission), as the same may be amended or superseded in accordance with the rules and regulations of the Commission herein contained. The maximum obligations of Transporter to deliver gas hereunder to or for Shipper, the designation of the points of delivery at which Transporter shall deliver or cause gas to be delivered to or for Shipper, and the points of receipt at which the Shipper shall deliver or cause gas to be delivered, are specified in Appendix A, as the same may be amended from time to time by agreement between Shipper and Transporter, or in accordance with the rules and regulations of the Commission. Service hereunder shall be provided subject to the provisions of Part 284.102 of Subpart B of the Commission's regulations. Shipper warrants that service hereunder is being provided on behalf of Shipper, a local distribution company.

        Section 2. Term. Service under this Agreement shall commence as of February 1, 1994 and shall continue in full force and effect until June 30, 1994. Thereafter, it shall continue from year to year unless canceled by either party upon six (6) months prior written notice to the other party. Shipper and Transporter agree to avail themselves of the Commission's pregranted abandonment authority upon termination of this Agreement, subject to any right of first refusal Shipper may have under the Commission's regulations and Transporter's Tariff.

        Section 3. Rates. Shipper shall pay the charges and furnish the Retainage as described in the above-referenced Rate Schedule, unless otherwise agreed to by the parties in writing and specified as an amendment to this Service Agreement.

        Section 4. Notices. Notices to Transporter under this Agreement shall be addressed to it at Post Office Box 683, Houston, Texas 77001, Attention:
Director, Planning, Transportation and

Exchange; notices to Shipper shall be addressed to it at P.O. Box 589, Bluefield, West Virginia 24701-0589, Attention: Mr. Arthur L. Pendleton, until changed by either party by written notice.

     Section 5. Superseded Agreements. This Agreement supersedes and cancels, as of the effective date hereof, the following contracts: 37602, 39119.

        BLUEFIELD GAS COMPANY               COLUMBIA GULF TRANSMISSION
                                            COMPANY

By      s/Arthur L. Pendleton       By      s/Paul H. Pieir
Title   V. P. Operations            Title     Vice President

                                                        Revision No. __________
                                                        Control No. 931229-10



                    Appendix A to Service Agreement No. 40437
                            Under Rate Schedule FTS-2
            between Columbia Gulf Transmission Company (Transporter)
                       and Bluefield Gas Company (Shipper)

                       Transportation Demand 2,345 Dth/day

                                      Primary Receipt Points


Measuring                                                                       Maximum Daily
Point No.             Measuring Point                                           Quantity (Dth/day)

M.S. 433              Egan A, Acadia Parish, LA - CGT                           1,000
M.S. 434              Egan B, Acadia Parish, LA - Tennessee                       345
M.S. 624              Orange Grove, Terrebonne Parish, LA - Union Texas         1,000



                             Primary Delivery Points


Measuring                                                                       Maximum Daily
Point No.             Measuring Point                                           Quantity (Dth/day)

M.S. 2700010          Rayne Compressor Station, located in Acadia Parish, LA    2,345



The Master List of Interconnects (MLI) as defined in Section 1 of the General Terms and Conditions is incorporated herein by reference for purposes of listing valid secondary interruptible receipt points and delivery points.

CANCELLATION OF PREVIOUS APPENDIX A

Service changes pursuant to this Appendix A shall commence as of February 1, 1994. This Appendix A shall cancel and supersede the previous Appendix A to the Service Agreement dated November 1,

1993. With the exception of this Appendix A, all other terms and conditions of said Service Agreement shall remain in full force and effect.

        BLUEFIELD GAS COMPANY               COLUMBIA GULF TRANSMISSION COMPANY

By      s/Arthur L. Pendleton               By     s/Paul H. Pieir

Its     V. P. Operations                    Its    Vice President

Date    1/21/94                             Date   1/14/94

                                                               Exhibit 10(y)(y)

                           GAS PURCHASE/SALES CONTRACT


        This AGREEMENT, made as of October 27, 1997 between BLUEFIELD GAS COMPANY ("Buyer" or "Bluefield") and PHOENIX ENERGY SALES COMPANY ("Seller" or "PES"), Provides:

1)      Pipeline Construction

        PES will install, own, and operate +/- 8 miles of 6" gathering line from the CNGT interconnect to State Route 643 at cost to PES. Bluefield Gas will install, own and operate +/- 2 miles of 4" distribution line from State Route 643, inclusive of road crossing, to an existing Bluefield Gas distribution line along Route 102 at cost to Bluefield. Construction of the 6" pipeline by PES will provide the capacity for market growth, as well as, for winter baseload and peaking requirements. From CNGT's standpoint, well deliverability into its gathering system can be enhanced only if operating line pressure that the wells flow against is significantly reduced by delivering excess supplies off-system into the proposed PES line. Given Bluefield's load profile, 6" pipe is needed to minimize pipeline friction losses.

2)      Reservation Fee

        Within that 6" pipeline owned by PES, PES will provide to Bluefield sufficient pipeline capacity on a firm basis with which to meet a peaking requirement of 5,000 Dth per day. As consideration, Bluefield will agree to pay PES an initial monthly reservation fee of $3.50/Dth for such capacity. The fee will be redetermined after initial investment and financing charges are recovered (to be determined based on actual pipeline costs and interest rates), based on operating expenses and a reasonable ROE utilizing FERC guidelines for regulated pipelines.

3)      Base Gas Service

        PES will make available on a "firm" basis to Bluefield, for any given month, an average daily volume up to 2500 Dth per day of gas year round. Bluefield will nominate to PES its monthly base gas requirements (up to the 2500 Dth per day available) 10 days before the start of each month. Although base gas nominations will be stated in terms of flat dth/day, actual daily usage can vary up to the maximum pipeline capacity. The total monthly usage would be divided by the number of days in the month to get average usage. Average usage would be used to determined base gas and peaking gas volumes.

4)      Peaking Service

        PES will also provide Bluefield a peaking service whereby Bluefield will have access to the maximum volume, which can be delivered through the pipeline. Maximum volume available at any given time will be dictated by the inlet pressure at the CNGT interconnect and the outlet pressure at the Bluefield interconnect. Based on the current operating conditions (i.e., CNG inlet - 225 psig, Bluefield outlet - 50 psig) a total +/- 5000 Dth per day would be available for delivery into the PES system. During any given month, a maximum average daily volume up to 2500 Dth per day would be available for purchase by Bluefield. Average daily volume during any given month in excess of that month's base gas (as nominated by Bluefield) will be considered peaking volume and will be made available on a best efforts basis.

5)      Pricing

        For base gas purchased during the summer months (i.e. April - October), Bluefield will pay to PES the first of month CNG Transmission contract index as published by Inside FERC. For base gas purchased during the winter (i.e. November - March), Bluefield will agree to pay PES the first of month CNG Transmission contract index as published by Inside FERC, plus $0.10 per Dth. Gas supplied in any given month in excess of the base gas volume nominated by Bluefield for first of month deliveries, would be purchased at the monthly average Gas Daily pricing for CNG Appalachia pool gas, plus the seasonal add-on (i.e. $0.10 per Dth in the winter), if applicable. All prices will be adjusted for shrinkage.

6)      Nominations

        Bluefield will nominate its required base gas volume from PES at least ten days before the beginning of each month. Should an intra-month nomination become necessary, Bluefield will so inform PES and PES will use best efforts to accommodate Bluefield. PES will be as flexible as the rules governing PES's transportation on the CNG system from Appalachian pools will allow.

7)      Rights-of-Way Easements

        It shall be the responsibility of PES to obtain all Rights-of-Way easements for the total 10-mile pipeline with the exception of the Virginia Holding Company Agreement near Falls Mills, which will be obtained by Bluefield Gas Company. All West Virginia state, local and Federal construction and regulatory permits/licenses will be obtained by PES. All Virginia permits and licenses will be obtained by Bluefield Gas Company.

8)      Measurement Station

        PES will provide a measurement station as close as practical to the VA/WVA state line. Bluefield will be supplied access to this equipment for electronic data transfer and periodic meter testing. Billed volumes will be based solely on this measurement unless otherwise mutually agreed by both parties. Billings will be adjusted to reflect BTU content determined by averaging periodic sample tests. In the event the parties fail to agree on the accuracy of the testing, Marshall Miller and Associates will be used to verify testing results.

9)      Attachment

        The attached Pool Transfer Gas Purchase/Sales Contract, General Terms and Conditions will be included as a part of this Agreement.

10)     Term

        The start up date of this Agreement shall be no later than December 31, 1998. Term of the agreement will be for 15 years with a reopener every 5 years to redetermine, if necessary, the applicable reservation fee and gas supply pricing to be paid. These fees will be subject to redetermination via binding arbitration in the event the parties cannot agree on price, as per guidelines described in letter dated October 16, 1997 from Joseph C. Vanzant, Jr. in reference reservation charges.

               IN WITNESS HEREOF, the parties hereby have caused this Agreement to be duly executed as of the day and year first above written.


        PHOENIX ENERGY SALES COMPANY               BLUEFIELD GAS COMPANY

By:     s/Joseph C. Vanzant, Jr.            By:    s/Arthur L. Pendleton
          Joseph C. Vanzant, Jr.                     Arthur L. Pendleton

ITS:    Vice President                      ITS:   Vice President - Operations
DATE:   11/4/97                             DATE:  October 27, 1997

                                                                Exhibit 10(z)(z)


                        AGREEMENT FOR CONSULTING SERVICES

        This Agreement is made and entered into this 26th day of January, 1998, between FRANK A. FARMER, JR. (hereinafter referred to as "Consultant"), and ROANOKE GAS COMPANY (hereinafter referred to as "Company"), pursuant to authorization by the Company's Board of Directors (hereinafter referred to as "Board"), to become effective February 1, 1998.

                                  Introductory

        Consultant has served the Company as its chief executive and as a director for over seven years and the gas industry for approximately thirty-five years. As a result of this experience, Consultant has acquired familiarity with and expertise in every phase of the Company's business, including those engaged in by its various divisions and subsidiaries. Furthermore, as a result of Consultant's activities in regional and national industry organizations, Consultant is extremely knowledgeable in the areas of short-, medium- and long-term industry technological and economic developments and trends. Company therefore desires to retain for itself the availability of Consultant's knowledge and experience. It is therefore agreed between Company and Consultant as follows:

        1. TERM: Consultant's term of engagement under this Agreement shall commence on February 1, 1998, and terminate on January 31, 1999. The term of engagement may be extended by written mutual consent of both parties.

        2. POSITION, AUTHORITY, AND DUTIES: It is contemplated that during the term of this Agreement, Consultant shall serve as Chairman of the Board, and in such capacity shall have and exercise such authority and discharge such duties and responsibilities in connection with the business of the Company as may be assigned to him by the Board.

        3. TIME TO BE DEVOTED TO COMPANY'S ACTIVITIES: Consultant agrees to devote such time to Company's business as may be reasonably required to carry out the duties and responsibilities assigned to him by the Board.

        4. PROVISION OF SUPPORT FACILITIES AND SERVICES AND REIMBURSEMENT OF BUSINESS-RELATED EXPENSES:

        Company will furnish Consultant office space and secretarial assistance substantially equivalent to that presently made available to Consultant, a Company-owned vehicle equivalent to the one presently used by Consultant and will reimburse Consultant for any commuting expenses, and also for business-related expenses under the same terms and conditions as those effective from time to time for Company executives. Company will also pay the dues and expenses related to Consultant's continued participation in local clubs and industry organizations and activities on the same basis as for Company executives.

        5. COMPENSATION AND LIFE AND HEALTH INSURANCE BENEFITS:

        Company will pay the Consultant as compensation for his services at an annual rate of $82,500.00, payable in monthly installments, and Consultant will receive no fees for serving as a member of the Board in addition to such compensation.

        6. CONFLICT OF INTEREST: During the term of this Agreement, Consultant will not accept engagements for compensation by any party that is in competition or could reasonably expect to be in competition with the Company. Consultant will further be bound by the provision of his NonCompete Agreement as executed on September 6, 1995 during his employment prior to retirement.

        7. CONSULTANT NOT TO BE EMPLOYEE: Notwithstanding any of the provisions of this Agreement, Consultant will retire as an employed officer of the Company as of January 31, 1998, and will thereupon assume the status of a retired employee for the purposes of Company's life and accidental death and dismemberment insurance, and Company's retirement, group health, disability and other Company plan.

        8. TERMINATION: This Agreement shall terminate upon the earlier to occur of death of Consultant or the 31st of January, 1999, unless extended, whereupon all salaries and benefits hereunder shall cease and determine, prorated in the case of compensation to the date of death.

        This Agreement and all compensation due Consultant shall further terminate upon the first to occur of the following: (i) the disability of the Consultant which renders him unable to provide services as contemplated hereunder; (ii) just cause.

        9. SUCCESSORS AND ASSIGNS: This Agreement shall be binding upon the heirs, legatees, executors and administrators of Consultant, and upon the successors and assigns (including any person or entity that acquires assets of the Company having a value in excess of fifty percent (50%) of the total value of Company's assets) of Company.

        Executed by direction of the Board of Directors this 26th day of January, l998, to be effective February 1, 1998.


                                            By: s/Frank A. Farmer, Jr.
                                                        Consultant
(SEAL)

                                            By: s/John B. Williamson, III
                                                        Company

(SEAL)

ATTEST:


s/Roger L. Baumgardner
        Secretary

                                                            Exhibit 10(a)(a)(a)

                              CONSULTATION CONTRACT


        This is an agreement signed this 26th day of January, 1998 between Roanoke Gas Company ("Company") and John H. Parrott ("Retired Director").
        In consideration of the premises and the mutual promises and covenants of the parties to this contract, it is agreed as follows:
        1. Engagement: The Company agrees to engage the Retired Director and the Retired Director agrees to serve the Company as a consultant.
        2. Term: The term of this agreement shall commence on February 1, 1998 and shall continue for ten years until January 31, 2008.
        3. Services: The Retired Director shall use his best efforts on a strictly part-time basis to consult with the Company and help the Company on such matters as the Company deems reasonably appropriate. By example, the Company may request the Retired Director to help the Company improve a business relationship with another business in the operating area of the Company, etc.
        4. Compensation: As compensation for the services to be rendered by the Retired Director, the Company shall pay the Retired Director compensation at the rate of $7,200.00 per year for each year this agreement is in effect, such compensation to be paid on a monthly basis on the first day of each month this agreement is in effect.
        5. Expenses: The Retired Director shall also be entitled to reimbursement for all reasonable expenses necessarily incurred by him in the performance of his duties upon presentation of a voucher indicating the amount and business purposes. Such expenses must normally be approved in advance by a person or persons designated by the Company.
        6. Termination: Either party may terminate this agreement upon any annual, anniversary date of signing of this agreement. Further, this agreement shall be terminated upon the death or complete disability of the Retired Director. The foregoing notwithstanding, this agreement shall be terminated upon the expiration of ten years from the anniversary date of signing of this agreement, whether or not the Retired Director is deceased or permanently disabled at that time. Finally, this agreement is immediately terminable by the Company, if the Retired Director directly or indirectly competes with the Company or reveals confidential information of the Company to an organization, person or entity which is directly or indirectly competing with the Company. Upon any termination under this agreement, the Retired Director shall be entitled to compensation through the date of termination.
        7. Successors and Assigns: This agreement shall inure to the benefit of and be binding upon the parties hereto, their successors and heirs.
        8. Applicable Law: This agreement shall be governed by the laws of Virginia.

                                                   ROANOKE GAS COMPANY


                                                   s/Frank A. Farmer
                                                        President


                                                   s/John H. Parrott
                                                     Retired Director

                                                                     Exhibit 13

                                 Diversification

                             The Propane Alternative

                          Positioning For Deregulation

                      Acquisition And Geographic Expansion

                              Trade Ally Relations

                               Saturation Program






                               Roanoke Gas Company

                               1998 ANNUAL REPORT

Table Of Contents



 1 Letter To Stockholders

 2 An Interview With John Williamson, CEO

 4 Review Of Operations

10 Management's Discussion & Analysis

16 1998 Financial Highlights

17 Independent Auditors' Report

18 Consolidated Balance Sheets

20 Consolidated Statements Of Earnings

21 Consolidated Statements Of Stockholders' Equity

22 Consolidated Statements Of Cash Flows

23 Notes To Consolidated Financial Statements

34 Summary Of Gas Sales & Statistics

35 Summary Of Capitalization Statistics

36 The Company's Board Of Directors And Officers

   General Corporate Information - Inside Back Cover

   Notice Of Annual Meeting - Back Cover



Southwest Virginia And Southern West Virginia's
Choice For Comfort And Economy

Natural Gas

Propane

[Map of Virginia and West Virginia showing Company's market area for natural gas and propane.]

Letter To Stockholders

Dear Stockholder:

    I am pleased to report that the year ended September 30, 1998 produced several new records and numerous changes. On the records side, we achieved our BEST earnings year ever in both net income and earnings per share. Net income was $2.7 million, up 18 percent over last year, while per share earnings of $1.60 were approximately 5 percent greater than the prior year. In addition, dividends to shareholders were increased from $1.04 to $1.06 per share.

    The Company enjoyed excellent customer growth again in 1998 with over 4,500 new customer additions and 2,994 net customer additions for the year, a 7 percent growth rate and a 5 percent net growth rate. Natural gas new customer additions increased approximately 3 percent and propane customers increased by approximately 25 percent. New records were set in propane deliveries at 7.7 million gallons, up 17 percent. Natural gas volumes were up 1 percent on 6 percent warmer weather.

    There were several significant changes and highlights this year.
On January 27, 1998, we sold 181,500 shares of stock through our first public offering since the Company was capitalized in the 1940s. The offering was very successful and permitted us to strengthen our balance sheet and lower our cost of debt and composite interest rate. In a milestone in employee relations, we made permanent a previously experimental skills based compensation plan for bargaining unit employees when we implemented a two-year labor contract effective August 1, 1998.

    There were also personnel changes. On February 1, 1998, I took over as President and Chief Executive Officer. At the same time, Arthur L. Pendleton was promoted to Executive Vice President and Chief Operating Officer and John S. D'Orazio was promoted to Vice President of Marketing and New Construction. In May, Dale P. Moore joined us as Director of Rates, Regulatory Affairs and Financial Planning. With the other experienced and talented managers already in place, I feel we are building a strong team with which to grow the Company.

    Our most significant change underway is a proposed corporate reorganization into a holding company structure. In July, RGC Resources, Inc. was chartered and is in position to become the holding company in our new corporate structure. Subject to shareholder approval at the Annual Meeting and receipt of regulatory approvals by the Securities and Exchange Commission and the state regulatory commissions, we will implement the new structure. I believe this change is critical in meeting several of our key business strategies, in particular, positioning for deregulation, acquisition, and diversification.

    We have continued our employment of technology and upgrading of computer systems and recently installed, and are in the early stages of converting to, an enhanced Customer Information and Billing System. The new system also complements our Year 2000 compliance activities which include a mixture of systems tests, upgrades and replacements. We added a second IBM AS/400 computer to facilitate our Year 2000 readiness program and to provide for an offsite emergency back-up system to ensure continuation of operations in the event of a major disruption, system failure, or work site dislocation. We also rolled out a new internet home page, which can be accessed at www.roanokegas.com.

    We were busy on the regulatory front and implemented final rates following state commission orders in all three natural gas operating companies. The most recent order was issued in July in the Roanoke Gas case. The rate relief in the Roanoke Gas rate case was not adequate given the extent of our renewal program for replacing older portions of the distribution system. As a consequence, we filed a new rate case on September 30 and anticipate placing increased rates into effect, subject to refund, in March 1999. We had an aggressive year in the renewal program, replacing over eight miles of cast iron or bare steel mains and approximately 650 bare steel customer service lines.

    I am pleased with the results of operations and the progress we have made this year. I am excited about the opportunities the new millennium and a new corporate structure will offer, and I look forward to continued deregulation efforts in the energy sector of the economy. I believe we are taking the necessary steps to position the Company to succeed in changing markets.

    I thank you for your interest in Roanoke Gas Company and for your continuing decision to invest in company stock.

Sincerely,

/s/ John B. Williamson III
----------------------------------
John B. Williamson III
President and CEO


1998 Annual Report

An Interview With John Williamson, CEO
Regarding The Proposed Corporate Restructuring

Q: Why do you believe reorganizing Roanoke Gas Company and its subsidiaries under a holding company is necessary?

JBW: I believe that for this Company to realize its full potential it must be positioned to grow not only natural gas and propane operations, but also expand into other activities that are a good fit with the Company's experience, marketing, and service capabilities. In our current structure, all activities are under the utility company and are subject to the restrictions placed on regulated public service corporations. With the establishment of a new holding company, to be called RGC Resources, Inc., activities not specifically related to utility operations can be organized and operated without the public service corporation restrictions. The enhanced flexibility should facilitate our growth and diversification efforts.

Q: How will Roanoke Gas Company, Bluefield Gas Company, and Diversified Energy Company be affected by the corporate restructuring?

JBW: Each company will continue to exist and carry out its mission. Bluefield Gas Company and Diversified Energy Company will operate as subsidiaries of RGC Resources, Inc. rather than as subsidiaries of Roanoke Gas Company. Commonwealth Public Service Corporation, which is currently a subsidiary of Bluefield Gas Company for Bluefield operations in Virginia, will be merged into Roanoke Gas Company so that there will be only one natural gas subsidiary in each state. Roanoke Gas will also become a subsidiary of RGC Resources, Inc. In addition, other subsidiaries may be formed under RGC Resources to carry out other operations. Diversified Energy Company, trading as Highland Propane Company and Highland Gas Marketing, could expand beyond selling propane and brokering natural gas to industrial customers.

Q:  How will a shareholder of Roanoke Gas Company be affected?

JBW: A shareholder will own stock in RGC Resources, Inc., and RGC Resources, Inc. will own 100% of the common stock equity in Roanoke Gas Company, Bluefield Gas Company, and Diversified Energy Company. The existing shares of Roanoke Gas Company will be exchanged for an equivalent number of shares of RGC Resources, Inc. The assets, earnings and customer base underlying a share of stock will be the same. After the restructuring is complete, shareholders will receive shares of RGC Resources, Inc. in exchange for their shares of Roanoke Gas Company. The dividends per share and earnings per share of RGC Resources, Inc. will be determined using criteria similar to that previously used by Roanoke Gas Company. The primary difference will be the name change and a capital and organizational structure that will enhance opportunities for growth and diversification. RGC Resources stock will trade on the Nasdaq National Market under the symbol RGCO.

    Of course, you need to keep in mind that I am summarizing a complex transaction. The Company's Proxy Statement for the 1999 Annual Meeting provides detailed information about the proposed holding company structure and its potential effects.
To be fully informed, each shareholder should read the entire Proxy Statement carefully.

Q: Why will RGC Resources, Inc. have more authorized shares of stock than Roanoke Gas Company?

JBW: To significantly grow the Company, additional equity capital may be needed. Furthermore, having a larger number of authorized shares will facilitate issuing new equity to help fund that growth. In addition, the Company may decide to split the stock by providing a stock dividend to existing shareholders. We had planned to increase the number of authorized shares of Roanoke Gas Company for these purposes, even if a corporate restructuring was not envisioned. Establishing RGC Resources, Inc. with a greater number of authorized shares from the start, saves the time and cost of going through a separate process to increase the number of authorized shares.



Roanoke Gas Company

Q: Why do the articles of incorporation for RGC Resources, Inc. provide for the possibility of issuing preferred stock?

JBW: There are no current plans to issue preferred stock. However, having the opportunity for the Board of Directors to issue series of preferred stock provides the Company with an important potential tool to facilitate acquisitions. Preferred stock can be issued without voting rights, and the dividend rate on preferred stock can be set lower than the rate on current common stock. This could also lessen the likelihood of any dilution of earnings or voting strength of existing common stock shareholders.

Q:  How quickly will the restructuring occur?


JBW: We have filed applications for approval with the Securities and Exchange Commission, the State Corporation Commission in Virginia, and the Public Service Commission in West Virginia. Both state commissions have approved the reorganization. The proposal will be submitted for shareholder approval at the Annual Meeting in March 1999, and we anticipate regulatory approval shortly thereafter. We currently are working to complete the reorganization in the third fiscal quarter of 1999.


                             [FLOW CHARTS]


Present Corporate Structure                    Planned Corporate Structure

            Shareholders                                Shareholders
                 |                                            |
      ----  Roanoke Gas ----                              Resources
      |          |           |                            |    |   |
Diversified   Resources   Bluefield               Roanoke Gas  |  Diversified
                             |                                 |
                          Commonwealth                      Bluefield



                                                              1998 Annual Report

Review Of Operations


Business Strategies

    The cover of our Annual Report reflects our key business strategies. They have been management's focus for the past year, and we believe they will remain important Company themes into the new millennium.

    Certainly, "acquisition and geographic expansion" are important to continued growth and enhancing shareholder value and, when combined with "the propane alternative," we feel the two strategies create the potential for significant market growth. We acquired the propane assets of U.S. Gas in Bedford and Franklin counties, Virginia, in December 1997. In 1998, we established new bulk propane storage facilities in Rockbridge and Alleghany counties in Virginia, and we added to our sales force to facilitate expansion. We are evaluating the potential for extending natural gas service to the town of Rocky Mount near Roanoke. A new pipeline now under construction for an additional natural gas supply to Bluefield will enhance expansion opportunities there.

    We have continued to focus on our "saturation program", which is designed to optimize pipeline assets already in the ground. Over 50% of our new natural gas customers in 1998 were conversions from other energy sources to natural gas and were either located along existing mains or were served with minor line extensions. We also continued to focus much of our marketing effort on our "trade ally relations" strategy, so that builders, developers and heating and plumbing contractors see us as an energy partner who responds quickly and professionally to their needs in meeting their customers' demands.

    We believe there will be further deregulation in the energy and utility business, requiring significant management attention. We have installed and are in the early stages of converting to an enhanced Customer Information and Billing System as part of our "positioning for deregulation" strategy. This system is expected to be followed by other enhancements to enable us to manage the complexities of working with multiple natural gas commodity retailers, accept electronic bill payments and offer internet access with respect to customer and billing information. Our proposal to restructure to a holding company ties together the strategies of "diversification" and "positioning for deregulation". While future diversification will be done prudently and in areas of our core competence, we believe exploring new opportunities are important to our overall growth and improved shareholder value goals.

Financial

    The Company established another new benchmark as it surpassed again the previous year's earnings and posted net income of $2,726,879, or $1.60 per share, for fiscal 1998. The previous year was also a record year with earnings of $2,309,880 or $1.54 per share. The shareholders' investment in the Company grew by $5,867,630 to $26,454,581, which amounts to $14.75 per share. At September 30, 1998, the market value of the Company's stock was $19.50 per share, or 132% of book value.

    In November 1997, the directors voted to increase the regular quarterly dividend from $0.26 to $0.265 per share effective February 1, 1998. The current annual dividend of $1.06 per share is a 5.44% yield on the current market value of the Company's stock and represents a payout of 66% based on earnings for fiscal 1998.

    In June 1998, the Company issued $5,000,000, 7.804%, First Mortgage Notes, due in 2008. The proceeds of the First Mortgage Notes were used to replace the outstanding First Mortgage Bonds, 10.00%, Series K (principal amount:
$1,350,000) and the outstanding First Mortgage Bonds, 10.375%, Series L (principal amount: $1,994,000). This replacement is a "blend and extend" arrangement that replaced 50-year-old covenants with modern covenants that mirror recent debenture debt replacement. The ten-year bullet secured note replaces the amortizing Series K and Series L First Mortgage Bonds. The remainder of the proceeds of the First Mortgage Notes ($1,656,000) was used for general corporate purposes.

    In October of 1998 the Company filed an application with the Virginia State Corporation Commission seeking approval for authority to issue common stock as part of the Company's existing dividend reinvestment plan. The Company's authority to issue stock as part of this plan was for a five-year period ending November 10, 1998. On October 26, 1998, the Company was granted the requested authority.

     The Company has unsecured lines of credit through its cash management system totaling $21,000,000, at indexed interest rates. These lines are subject to annual renewal and do not require compensating balances. The average month-end balance of short-term debt in 1998 was approximately $5,280,000. The average interest rate paid on unsecured lines of credit during 1998 was 6.19%. The components of this consolidated short-term debt are $3,058,000 for Roanoke Gas at 6.05%, $1,508,000 for Bluefield Gas at 6.22%, and $714,000 for
Diversified Energy, doing business as Highland Propane, at 6.69%. The month-end balance at September 30, 1998 was $4,584,000, at an average interest rate of 6.18%.

     Please refer to "Management's Discussion & Analysis Of Financial Condition And Results Of Operations" for additional information on the Company's capital resources and for an analysis of changes in revenue and expenses.

Marketing & Sales

    Roanoke Gas Company, Bluefield Gas Company and Diversified Energy, doing business as Highland Propane Company, consolidated, experienced another year of excellent customer growth with approximately 4,500 new customer additions or 3,000 net additions. This growth represents an overall new customer additions rate of 7% or a net customer addition rate of 5%. On an individual company basis, new customer additions were approximately 3% for Roanoke Gas Company, 4% for Bluefield Gas Company, and 25% for Highland Propane. Highland Propane now serves over 11,000 propane customers, nearly doubling its customer base in a four-year period.

Roanoke Gas Company

                                    [CHART]
NATURAL GASS AND PROPANE
CUSTOMER GROWTH

                          1994      1995      1996      1997      1998

Natural Gas Customers    48544     49813     51094     52763     53556
Propane Customers         5684      6006      6410      8829     11004




On the natural gas side, conversions represented approximately 51% of the new customer growth for Roanoke Gas Company and 82% for Bluefield Gas Company.

    Highland Propane surpassed 2,800 tank installations in a single year for the first time in the Company's history. These installations represent a 27% increase over last year's installations and nearly tripled the 1996 installations. Tank installations were up in most geographic areas, with Southwest Virginia leading the way with an increase of 52% from fiscal 1997, followed by Roanoke with a 12% increase. Diversified Energy, doing business as Highland Propane, expanded its marketing efforts in the outlying portions of the current service area including Bedford County, Rockbridge County and Alleghany County, Virginia, and Raleigh, Fayette and northern Greenbrier counties, West Virginia.

    The marketing strategy for both propane and natural gas continues to center around maintaining strong trade ally relationships, establishing one-on-one contacts with members of the sales team and providing real-time customer service. This strategy has been the nucleus of our success, and the number of trade allies continues to grow as we expand into new areas in Virginia and West Virginia. As we continue to expand our trade ally base, we seek feedback from the trade ally group to improve our sales and service to our customers.

    Our commission sales force focuses on the addition of new gas customers along existing gas mains or the addition of new residential and commercial propane customers. Natural gas conversions exceed the 650 customer mark for the third year in a row, and the number of new propane tank sets increased by more than 600 over last year. In addition, we have expanded our commissioned sales force, and now have new representatives in Bedford County and Covington, Virginia and Rainelle, West Virginia.

    The Company has been working closely with prospective industrial and commercial customers, regional economic development groups and local governments. We are excited about the future economic development potential of area industrial parks and shell buildings under development.

    The Company remains actively involved in various leadership positions within the community, including but not limited to, the Roanoke Regional Chamber of Commerce, Hollins University, Junior Achievement, United Way, The Virginia Western Foundation, The Salvation Army, YMCA, Community School, Boys and Girls Club of the Roanoke Valley, and the Roanoke Regional and New River Valley Homebuilders Associations. The Company takes its community responsibilities seriously and encourages its employees to become involved in community affairs.

Customer Service

    Providing timely and accurate information to our customers is a key corporate objective. We perform these functions within our Customer Service Department using a blend of human resources and technology. As in the past, we continue to serve our customers both by telephone and in person. Customer Service centers are available in Rainelle and Bluefield, West Virginia and our main Roanoke office. The Roanoke office also has the ability to receive overflow calls from Bluefield. During the year, we answered 154,488 customer calls in the Roanoke Customer Call Center. This is an average of 594 calls per work day. In addition to customer calls, we served approximately 23,000 walk-in customers in the Roanoke center.

    We continue to experience excellent customer participation with programs such as bank drafts, budgets, and HeatShare. Our Customer Service Department is also very involved in the implementation of the new Customer Information System, and we are currently planning for upgrades to our customer call management system.

    With many banks and credit unions in the Roanoke Gas and Bluefield Gas service areas discontinuing their collection of utility payments, we have worked diligently to promote our automatic bank draft program. In an effort to increase the number of customers using bank draft, we have worked with local banks and credit unions and provided a special bill insert to inform customers of this convenient option. As a result of the program, approximately 9% of Roanoke Gas customers and approximately 6% of Bluefield Gas customers are using the bank draft option.

    With a renewed emphasis on the budget billing program this year, Roanoke Gas and Bluefield Gas have experienced increased utilization of our budget billing program by customers interested in equal monthly payments. As a result, approximately 25% of Roanoke Gas customers and approximately 19% of Bluefield Gas customers now take advantage of the budget billing option.

    Our HeatShare Program, which helps needy customers in the Roanoke Valley pay their gas bills, had another very successful year. Approximately $50,000 was collected from donations by the Company, its employees and customers. During the sixteen-year history of the program, approximately $900,000 has been donated to assist over 6,300 families.

     The Company's Credit and Collection policies were reviewed and revised in January of 1998 in an effort to decrease aged receivables, more aggressively resolve past delinquencies and ultimately reduce bad


                                                              1998 Annual Report

Review Of Operations

debt write-off amounts in future years. By implementing proactive collection procedures, customer delinquencies are quickly identified and resolved in a professional and effective manner. Our 1998 bad debt write-off amounts reflect an increase over the prior year as a result of these initiatives. However, the amount of past due balances carried into the new fiscal year is reduced. The net result is a healthier receivable portfolio going into 1999.

    To continue to attain our goal of lowering aged receivables and reducing bad debt write-offs, we are currently utilizing telephone and computer technologies to increase outbound contacts and timely account followup. We have strengthened outsourcing relationships to broaden the scope of our collection efforts. We seek to send a fair but firm message to our customers that communicates both our willingness to cooperate in resolving past due balances amicably and our commitment to, when necessary, take appropriate actions to recover revenues lost to delinquencies. We believe in the long run this approach is in the best interest of all customers by keeping bad debt cost lower and minimizing the impact of this cost on overall service rates.

Plant Additions

    Capital additions for the fiscal year 1998 totaled approximately $9,584,000 for the consolidated companies, inclusive of additional assets acquired from the purchase of U.S. Gas Company. Total additions were up 19% compared to 1997 fiscal year expenditures of $8,053,000. Accelerated growth, primarily within the propane company, continues to drive the increased capital spending. Bluefield Gas accounted for 9% of all capital expenditures at $866,000. Bluefield Gas Company's capital expenditures represent an increase over the previous year of 42%. The larger expenditures in Bluefield are partially related to the construction of two miles of 4" coated steel pipe that will connect Bluefield's distribution system to the Phoenix Energy Sales Pipeline. This connection will provide Bluefield with a second source of gas supply originating from the Consolidated Natural Gas Gathering System near Coopers, West Virginia. Bluefield Gas installed 227 new service lines and 2.9 miles of new mains in fiscal 1998, compared to 149 new service lines and 1.3 miles of new mains in fiscal 1997.

    Diversified Energy, doing business as Highland Propane, capital additions for fiscal 1998 were 39% of the total additions, or approximately $3,691,000, which was an increase of 58% over last year. New propane installations totaled $2,662,000, compared to $1,919,000 in fiscal 1997. Highland Propane installed 2,890 new tank sets in fiscal 1998, compared to 2,280 last year, a 27% increase.

    Roanoke Gas invested approximately $5,026,000 in capital additions, or 52% of the total company capital additions. New business expenditures, including mains, meters and new service lines, totaled $2,173,000 in fiscal 1998 compared to $2,825,000 last year. Roanoke Gas installed 1,498 new service lines and 12.2 miles of new mains in fiscal 1998, compared to 1,518 new service lines and
18.6 miles of new mains last year. The increase in the number of services per mile of main was a direct result of successful efforts to increase customer saturation by converting homes along existing mains to natural gas.

    The Company also increased its main replacement and service renewal outlays, investing $1,656,000 in fiscal 1998, compared to $1,384,000 last year. During fiscal 1998, the Company replaced 756 natural gas service lines and 9.1 miles of main compared to previous year totals of 598 service lines and 8.1 miles of main. In 1992, Roanoke Gas Company began an extensive 25-year facility replacement program designed to reduce maintenance costs over the long term and improve system integrity by replacing all cast iron and bare steel mains and services with modern coated steel or plastic piping. During recent years, Bluefield Gas Company was also added to the program. We remain on schedule for a year 2017 target completion date.

[PHOTO]
Jack Cassell demonstrates the new electric monitoring sensors at the Company's Liquefied Natural Gas (LNG) Plant. This equipment is part of a planned upgrade at the LNG plant.

    Other fiscal 1998 increases in plant additions included: $142,000 for new electronic monitoring sensors at the Company's Liquefied Natural Gas (LNG) Plant; $331,000 for new construction equipment and vehicle purchases; and $724,000 for new computer equipment, software additions and upgrades.

    For fiscal 1999, the Company has budgeted $8,500,000 for capital additions and replacements. Major items will include $2,600,000 to support propane customer growth, $2,900,000 for new natural gas customer additions, $1,300,000 to replace bare steel and cast iron mains and services, $600,000 for new transportation equipment and $400,000 for information systems and technology applications. The anticipated sources of these funds are depreciation and amortization cash flow, earnings, and debt.

Roanoke Gas Company

[GRAPH]

CAPITAL ADDITIONS

                 1994        1995      1996          1997           1998

Roanoke        4,463,672   4,463,672  4,281,600    5,118,473      5,026,350
Bluefield        572,032     572,032    580,896      608,105        866,088
Highland         573,588     573,588    677,877    2,326,223      3,346,176

[GRAPH]

NATURAL GAS

Year      Natural             Propane

1994      3.906208            0.435643
1995      3.255788            0.445386
1996      4.237287            0.496335
1997      4.359843            0.594844
1998      4.032359            0.475118

[GRAPH]

PROPANE
          Natural             Natural
          Gulf Spot           Gulf Spot

1994      2.039               0.2835
1995      1.562               0.3238
1996      2.378               0.3649
1997      2.544               0.4255
1998      2.344               0.2927


Energy Supply

    One of the strongest El Nino events on record delivered unseasonably warm winter weather to the majority of the United States during fiscal 1998. Our Roanoke service area recorded 4,054 heating degree days for the fiscal year, which was 4% fewer heating degree days than the long-term normal.

    While the entire heating season turned out to be mild, cool to normal weather existed over most of the U.S. during the fall of 1997. Cool weather in conjunction with abnormally low natural gas storage levels combined to cause an unusually early peak in natural gas commodity prices. However, the unseasonably warm weather in January and February of 1998 resulted in a significant decline in both natural gas and propane commodity prices. Gas commodity prices for the monthly indexes relevant to Roanoke Gas decreased almost 7.5% over the previous fiscal year. Commodity prices for propane also declined significantly late in fiscal 1998.

    While the average commodity prices have fallen over the past fiscal year, natural gas remains a volatile commodity. To reduce volatility and provide a more stable gas price for customers, the company uses a variety of hedging mechanisms, including summer storage injections. As part of this program, Roanoke Gas Company utilitized a financial hedging pilot program during the past heating season. In the coming heating season, Roanoke Gas will continue its pilot program for a second year, and Bluefield Gas will begin a pilot program in West Virginia. The Company also uses fixed price contracts and financial hedges to manage volatility in propane prices.

    Roanoke Gas continues to use a mixture of long-term (one year or more), mid-term (seasonal) and short-term (spot) gas acquisition contracts for the Company's natural gas and propane supplies. The Company's objective is to create a reliable and economical mixture of gas supply contracts without limiting its ability to adapt to changing market conditions. Long-term suppliers currently include Coral Energy, Cabot Oil and Gas, Engage Energy, Exxon, Columbia Energy Services, Northridge Petroleum and Southern Company Energy Marketing.

    Roanoke Gas Company regards storage supplies as an integral component of its natural gas supply portfolio. The Roanoke and Bluefield operations combined hold the rights to about 2.9 billion cubic feet (BCF) of natural gas storage space. This storage includes pipeline and third party underground facilities in both the Gulf coast and Appalachian areas, as well as its own LNG storage in Botetourt County, Virginia.


                                                              1998 Annual Report

Review Of Operations

[MAP OF ROANOKE AREA ENERGY SUPPLY]

[MAP OF BLUEFIELD AREA ENERGY SUPPLY]

Information Systems

       Company systems and processes need to correspond to business strategies, changing conditions and opportunities. As part of our plan of positioning the Company for deregulation and diversification, the Company researched, analyzed, and then started the implementation of a new Customer Information System (CIS). The goal is to complete the implementation during the summer of 1999. In addition to aligning Company systems with long-term business strategies, considerable progress is being made on the Year 2000 issue to assure system reliability and stability for continuing business into the new millennium.

    The CIS includes all functions related to the customer. The Service Order subsystem is used to perform all service work, such as installing the meter or repairing an appliance. The Customer Contact subsystem allows tracking and monitoring of all customer conversations. The Meter Reading and Billing subsystems work together to properly bill the customer. The Collection process enables our users to work with customers and collection agencies to minimize customer payment problems.

[PHOTO]
Debbie Wright, Customer Service Associate, demonstrates the information system that allows her to access real-time data on customers when they call us with an inquiry.

    The new CIS builds on an already highly functional system. Functionality such as on-line real-time information, an extensive relational database ranging from billing information to tracking detail of all customer contacts, and full integration with the financial systems are fundamental. The new CIS allows for enhancements to provide Specialized Gas Billing for a deregulated environment and a flexible design to further improve employee efficiency. This platform positions the Company's systems for the future. It is highly adaptable and prepared for additional system modules such as Internet Commerce, Marketing and Sales Management, and Multi-Entity Communications. As of September 30, 1998, $175,500 has been spent on the Customer Information System and $324,500 will be spent in fiscal 1999.

Nonregulated Operations

    Fiscal year 1998 marked the second consecutive year that propane customer growth exceeded 25%. Diversified Energy Company, doing business as Highland Propane Company, began operation in 1979, partially as a means to provide propane gas service to future natural gas expansion areas and for selected commercial applications. Over the years, propane has grown in popularity. With new high efficiency propane gas appliances providing the warmth and comfort of gas heat, propane has become the energy of choice for many residential and commercial customers in areas not served by natural gas pipelines. Over the last two years, the number of new propane customer additions exceeded that of natural gas.

    Highland Propane has expanded its service territory in both Virginia and West Virginia. Geographic expansions were made east into Bedford County, one of the fastest growing counties in Virginia, and north into Rockbridge, Alleghany and Bath counties in Virginia. The West Virginia markets were extended into Summers, Fayette and Raleigh counties. Our goal is to not only expand geographically, but to increase the saturation of propane customers within the existing service area. Over the past several years, we have installed additional satellite storage facilities to serve as hubs that improve our delivery efficiencies. These satellite facilities also provide target areas for us to concentrate our saturation sales efforts. Storage facility installations added in fiscal 1998 include Low Moor, near Covington, Virginia; Buena Vista, east of Lexington, Virginia; and Bedford, Virginia. We have a total of 12 bulk storage facilities located throughout our service area.

    Total sales by the propane company were 7.7 million gallons with 4,054 Roanoke heating degree days in fiscal 1998, compared to 6.6 million gallons with 4,298 heating degree days in fiscal 1997. Increased customer growth offset the warmer weather, resulting in a 17% increase in total gallons delivered.

    Management is continually evaluating ways to improve efficiencies and reduce overall operating expense. We are in the process of implementing a computer aided graphic dispatch system to improve overall delivery services and enhance current marketing efforts. The dispatch system will be based on Global Positioning Satellite (GPS) technology and will produce detailed maps for all of our delivery routes. These maps will not only serve as a delivery tool, but will provide valuable information to help our sales staff improve market area saturation.

    Diversified Energy Company, doing business as Highland Gas Marketing, sold just over 2 million decatherms of natural gas in 1998, an increase of 77% over 1997. The increase in sales was partially due to warmer weather, which resulted in fewer days of natural gas supply interruptions for large volume industrial users who use alternative sources of energy on extremely cold days. Highland Gas Marketing buys interruptible supplies of spot gas and temporary interstate pipeline transportation services, and resells them to large industrial customers that contract with the local utility for delivery from the interstate pipeline to the customer's meter. The natural gas marketing business is highly competitive with relatively low margins; however, it also has a low cost of operation with minimal facility and personnel requirements.

Market Price & Dividend Information

    The Company's common stock is listed on the Nasdaq National Market under the trading symbol RGCO. This provides shareholders, brokers and others with immediate access to the latest bid and ask prices and creates greater liquidity in the Company's stock. The table below sets forth the range of bid prices for shares of the Company's common stock, as reported in the Nasdaq National Market. Additionally, the firm of Scott & Stringfellow, Inc. has experienced research analysts who are knowledgeable about the natural gas distribution utility industry and includes Roanoke Gas Company in its equity research database.

    Although the Company has paid continuous quarterly dividends to its shareholders since August 1, 1944, and has increased dividends for the past three years, the Company has not established a formal policy with respect to dividends. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirements and the operating and financial condition of the Company. There can be no assurance that these or other conditions will not negatively affect the Company's ability to pay dividends in the future. In addition, the Company's long-term indebtedness contains restrictions on cumulative net earnings of the Company and dividends previously paid. At September 30, 1998 and 1997, respectively, the Company had 1,837 and 1,853 common shareholders of record in conjunction with 1,794,416 and 1,527,486 common shares outstanding.

                                   Range of                  Cash
                                  Bid Prices               Dividends
                                                           Declared
  Fiscal Year Ended           High         Low
  September 30,

 1998
  First Quarter             $21.375      $17.500            $.265
  Second Quarter             22.750       19.250             .265
  Third Quarter              22.250       19.750             .265
  Fourth Quarter             20.703       18.125             .265

 1997
  First Quarter             $18.000      $16.750            $.26
  Second Quarter             18.250       17.000             .26
  Third Quarter              17.750       15.750             .26
  Fourth Quarter             18.125       16.000             .26

                                                              1998 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

                      Roanoke Gas Company and Subsidiaries
                             Selected Financial Data
                            Years Ended September 30,

                                        1998           1997         1996            1995           1994
-----------------------------------------------------------------------------------------------------------
Operating Revenues                  $59,387,092    $65,047,826   $65,770,873    $ 48,611,147   $ 58,195,857
Operating Margin                     23,279,585     22,464,921    22,030,795      19,435,864     19,902,497
Operating Earnings                    4,717,026      4,403,423     4,035,304       3,522,258      3,537,267
Earnings Before Interest Charges      4,822,590      4,550,333     4,113,044       3,701,907      3,592,351
Net Earnings                          2,726,879      2,309,880     2,196,672       1,777,240      1,677,098
Net Earnings Per Share                     1.60           1.54          1.51            1.26           1.25
Cash Dividends Declared
Per Share                                  1.06           1.04          1.02            1.00           1.00
Book Value Per Share                      14.75          13.48         12.86           12.25          11.88
Average Shares Outstanding            1,701,048      1,503,388     1,455,999       1,408,659      1,339,402
Total Assets                         69,134,920     62,593,258    58,921,099      51,614,667     49,579,447
Long-Term Debt
 (Less Current Portion)              20,700,000     17,079,000    20,222,124      17,504,047     16,414,900
Stockholders' Equity                 26,464,581     20,596,951    18,975,001      17,555,172     16,424,919
Shares Outstanding At September 30,   1,794,416      1,527,486     1,475,843       1,432,512      1,382,343



General

    The core business of Roanoke Gas Company and its public utility affiliates (collectively, the Company) is the distribution of natural gas to approximately 53,500 customers in the cities of Roanoke, Salem, and Bluefield, Virginia and Bluefield, West Virginia, and the surrounding areas. This service is provided at rates and for the terms and conditions set forth, approved and regulated by the State Corporation Commission in Virginia (the Virginia Commission) and the Public Service Commission in West Virginia (the West Virginia Commission). As a public utility, the Company is required to ensure that it has adequate capacity to serve the ongoing needs of its customers. To meet these needs, the Company continues to expand its facilities to keep pace with the residential, commercial, and industrial growth in its service areas. The Company continues to experience customer growth and plans to meet the needs of its current and future customers by attracting adequate investment capital and by filing and receiving timely rate increases when needed from the state commissions.

    The Company also serves approximately 11,000 propane accounts in southwestern Virginia and southern West Virginia and serves natural gas industrial transportation customers by brokerage of natural gas supplies through its subsidiary, Diversified Energy Company, which trades as Highland Propane Company and Highland Gas Marketing. Propane sales have become an important aspect of the consolidated Company's operations, with the annual growth in propane customers now exceeding the annual growth in natural gas customers.

    While the demand for natural gas and propane continues to increase in the Roanoke Gas and Bluefield Gas service territory, the weather normalized per capita residential usage is declining due to energy conservation, high-efficiency furnaces and appliances, and better- insulated homes. The effect of such per capita declines, unless offset by new customer growth, a strong revenue stream during the winter, or requested rate relief, could result in a decline in the Company's net operating earnings as a percentage of the common equity investment. Competition from alternative fuels and/or suppliers could also impact the Company's profitability levels.

    Roanoke Gas Company, Commonwealth Public Service Corporation, a subsidiary of Bluefield Gas, and Bluefield Gas Company currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia and West Virginia service areas. These franchises are for multi-year periods and are effective through January 1, 2016 in Virginia and August 23, 2009 in West Virginia. While there are no assurances, the Company believes that it will be able to negotiate acceptable franchises when the current agreements expire. Certificates of public convenience are of perpetual duration.


Forward-Looking Statements

    From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (i) obtaining adequate rate relief from regulatory authorities on a timely basis; (ii) earning an adequate return on invested capital on a


Roanoke Gas Company
consistent basis; (iii) increasing expenses and labor costs and availability;
(iv) price competition from alternative fuels; (v) volatility in the price of natural gas and propane; (vi) some uncertainty in the projected rate of growth of natural gas and propane requirements in the Company's service area; (vii) general economic conditions both locally and nationally; and (viii) developments in electricity and natural gas deregulation and associated industry restructuring. In addition, the Company's business is seasonal in character and strongly influenced by weather conditions. Extreme changes in winter heating degree days from the normal or mean can have significant short-term impacts on revenues and gross margins.

Capital Resources & Liquidity

    Roanoke Gas Company's primary capital needs are the funding of its continuing construction program and the seasonal funding of its stored gas inventories. The Company's capital expenditures for fiscal 1998 were a combination of replacements and expansions, reflecting the need to replace older cast iron and bare steel pipe with plastic pipe, while continuing to meet the demands of customer growth. Total capital expenditures for fiscal 1998 were approximately $9.6 million allocated as follows: $5.0 million for Roanoke Gas Company, $.9 million for Bluefield Gas Company and $3.7 million for Highland Propane Company. Depreciation cash flow provided approximately $3.6 million in support of capital expenditures, or approximately 37% of total investment. Historically, consolidated capital expenditures were $8.1 million in 1997 and $5.5 million in 1996. It is anticipated that future capital expenditures will be funded with the combination of depreciation cash flow, retained earnings, sale of Company equity securities and issuance of debt.

     At September 30, 1998, the Company had available lines of credit for its short-term borrowing needs totaling $21 million, of which $4,584,000 was outstanding. Short-term borrowing, in addition to providing limited capital project bridge financing, is used to finance summer and fall gas purchases, which are stored in the underground facilities of Columbia Gas Transmission Corporation, Tennessee Gas Pipeline Company and Virginia Gas Storage Company, as well as in the Company's above-ground LNG storage facility, to ensure adequate winter supplies to meet customer demand. At September 30, 1998, the Company has $7,051,044 in inventoried natural gas supplies.

    Short-term borrowings, together with internally generated funds, long-term debt and the sale of common stock through the Company's Dividend Reinvestment and Stock Purchase Plan (Plan), have been adequate to cover construction costs, debt service and dividend payments to shareholders. The terms of short-term borrowings are negotiable, with average rates of 6.19% in 1998, 5.97% in 1997 and 5.84% in 1996. The lines do not require compensating balances. The Company utilizes a cash management program, which provides for daily balancing of the Company's temporary investment and short-term borrowing needs with interest rates indexed to the 30-day LIBOR interest rate plus a premium. The program allows the Company to maximize returns on temporary investments and minimize the cost of short-term borrowings.

    Stockholders' equity increased for the period by $5,867,630, reflecting an increase of $895,502 in retained earnings, the sale of 181,500 shares of stock through a public offering in January for net proceeds of $3,387,496, the net issuance of $613,564 of common stock for U.S. Gas, Inc., and proceeds of $971,068 of new common stock purchases through the Plan and the Restricted Stock Plan For Outside Directors.

    At September 30, 1998, the Company's consolidated capitalization was 56% equity and 44% debt, compared to 50% equity and 50% debt at September 30, 1997.

Regulatory Affairs

    During the past fiscal year, the Company received Final Orders in three rate increase requests and two gas cost hedging proposals. On December 29, 1997, the West Virginia Commission issued a Final Order authorizing a rate increase of $132,800 effective for bills rendered on and after March 2, 1998 by Bluefield Gas Company. On March 16, 1998, the Virginia Commission issued a Final Order authorizing a rate increase of $65,917 for service rendered on and after November 28, 1997 by Commonwealth Public Service Corporation. On August 6, 1998, the Virginia Commission issued a Final Order in the Roanoke Gas Company rate increase request authorizing an increase on $237,634 for services rendered on and after January 1, 1997. Both increases in Virginia resulted in refunds to customers which had been reserved.

    With respect to gas cost hedging, the Virginia Commission approved a two-year extension of Roanoke Gas Company's existing gas cost hedging pilot program. On July 7, 1998, the West Virginia Commission's Division of Administrative Law Judges issued a decision approving a two-year pilot gas cost hedging program for Bluefield Gas Company. This decision became final on July 27, 1998. The pilot programs proposed to employ gas costs hedges for up to 50% of its normal winter demand not supplied from storage. Both hedging programs are intended to help protect against supply-related price volatility adversely impacting customer billing rates.

    Roanoke Gas Company filed an application with the Virginia Commission on September 30, 1998 seeking an annual increase in non-gas rates of $877,000. This request represents a 1.8% increase in billing rates and a 5.1% increase to the non-gas margins. The Company expects this increase to become effective under bond and subject to refund on February 28, 1999. A hearing is scheduled in April 1999, with an order anticipated in the fall of 1999. The Company is permitted to put rates into effect, under bond, prior to the receipt of the Commission's final order. Consequently, the Company will establish adequate reserves for this refund.

    In addition to the standard rate case items, the Virginia application includes a proposal for a Distribution System Renewal Surcharge which would provide a mechanism that the Company would use to recover the depreciation and carrying costs of distribution system renewal expenses on a periodic basis. The Company is also proposing a Revenue Stabilization Surcharge that would go into effect during any

                                                              1998 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

year in which the weather was 5% warmer or colder than the long-term normal level. This surcharge will help protect both the customer and the Company from major swings in revenue due to abnormal weather. In the current proceeding, the Company is also proposing to move to therm billing for all customers. The therm billing rates will not go into effect until after the issuance of the Final Order in this proceeding.

    While not part of the rate case, the Company has begun discussions with the Staff of the Virginia Commission regarding area specific rates which will permit timely recovery of the depreciation and carrying charges of main extensions into previously unserved areas. Area specific rates are something the Company intends to pursue in the future to facilitate the timely recovery of main extension costs in rates.

Proposed Holding Company Reorganization

    The Company filed a Form U-1 with the Securities and Exchange Commission on October 16, 1998, seeking approval to reorganize the Company into a holding company with three separate subsidiaries. The filing provides that the holding company will be established as RGC Resources, Inc., and the subsidiaries will be Roanoke Gas Company, Bluefield Gas Company, and Diversified Energy Company. Included in the application for the new structure is a request for approval to merge Commonwealth Public Service Corporation into Roanoke Gas Company, creating a single public utility in the state of Virginia for the distribution of natural gas. The Company expects a decision from the SEC in the summer of 1999.

     In addition to the Form U-1 filing, the Company made simultaneous state filings on October 21, 1998 seeking state approval of the proposed holding company structure, as well as approval of the resulting affiliate agreements. The Company has received approvals from both the Virginia and West Virginia Commissions. Shareholders of Roanoke Gas also must approve the proposed reorganization.

Results Of Operations

Fiscal Year 1998 Compared With Fiscal Year 1997

Operating Revenues - Operating revenues for the natural gas utilities decreased $5,985,129 to $51,857,052 in 1998 from $57,842,181 in 1997.
The decrease is attributed to weather that was approximately 6% warmer in 1998 than in 1997 and a 7.5% decrease in the unit cost of natural gas. Operating revenues for propane increased $324,395 to $7,530,040 in 1998 from $7,205,645 in 1997 due to a 25% increase in net customer growth even though revenues per gallon decreased 10.9% due to the lower price of propane.

ENERGY VOLUMES - The volume of natural gas delivered to customers increased 71,436 MCF to 10,875,481 MCF in 1998 from 10,804,045 MCF in 1997. Although the weather was approximately 6% warmer than last year, customer growth increased throughput for the period. Propane sales volumes increased 1,134,318 gallons to 7,702,384 gallons in 1998 from 6,568,066 gallons in 1997. The increase is attributable to the increase in the number of customers.

COST OF ENERGY - The cost of natural gas declined $6,204,265 to $32,471,072 in 1998 from $38,675,337 in 1997. The decrease was due to a 7.5% decrease in the unit cost of natural gas and an increase in transportation volumes of 889,620 MCF. The cost of propane decreased $271,133 to $3,636,435 in 1998 from $3,907,568 in 1997. The decrease in the unit cost was associated with an abundant supply of propane due to weather that was approximately 4% warmer than normal in the Company's service area and also warmer nationally.

OTHER OPERATING EXPENSES - Other operations and maintenance expenses decreased $496,811 or 5.2% to $9,015,786 in 1998 from $9,512,597 in 1997. The decrease was primarily the result of reductions in bad debt accruals ($209,827) and the absence of regulatory asset write-offs which occurred in 1997 in the amount of $306,809.

    General taxes decreased $80,172 to $2,376,227 in 1998 from $2,456,399 in 1997. Increases in business license and merchants taxes, franchise taxes and property taxes in the amount of $7,442 were more than offset by decreases in the revenue-sensitive taxes (gross receipts and business and occupation taxes) in the amount of $75,571.

    Income taxes increased $242,542 to $1,100,506 in 1998 from $857,964 in 1997, due to higher pre-tax income in 1998.

    Depreciation and amortization expenses increased $272,366 to $2,806,278 in 1998 from $2,533,912 in 1997 due to increased depreciation related to normal additions to plant in service.

     Other operating expenses - propane operations includes the operating and maintenance expenses, taxes and depreciation of Highland Propane Company. These costs increased to $3,263,762 in 1998 from $2,700,626 in 1997. The $563,136 increase was primarily attributable to growth in customers and propane assets and the associated increase in volumes delivered. Depreciation on tanks and equipment increased by $78,022, property and related taxes increased by $33,302, transportation and delivery costs increased by $157,039, and sales expense increased by $65,194 and a variety of other growth driven operating costs increased associated with billing and collecting, accounting and management overhead.

OTHER INCOME - Other income, net of other deductions, decreased $41,346 to $105,564 in 1998 from $146,910 in 1997. The decrease was primarily associated with rate refund expenses ($9,365) and the write-off of obsolete and damaged propane tanks in the amount of $30,802.

INTEREST CHARGES - Total interest charges decreased $144,742 to $2,095,711 in 1998 from $2,240,453 in 1997. Interest charges were lower due to the payoff of $2,500,000 in long-term debt in October 1997 and the use of the proceeds from the issuance of 181,500 shares of common stock in January 1998.

     NET EARNINGS AND DIVIDENDS - Net earnings for 1998 were $2,726,879 as compared to $2,309,880 in 1997. The $416,999 increase in earning can be attributed to cost management which resulted in operation and maintenance expenditures for natural gas being $496,811 less than the prior year offsetting increased propane operations related to customer growth and increased revenue from customer growth combined with the full annual effect of rate increases which produced an $814,664 increase to operating margin. Basic earnings per share of common stock were $1.60 in 1998 compared to $1.54 in 1997. Dividends per share of common stock were $1.06 in 1998 compared to $1.04 in 1997.

Fiscal Year 1997 Compared With Fiscal Year 1996

OPERATING REVENUES - Operating revenues for the natural gas utilities decreased $2,225,226 to $57,842,181 in 1997 from $60,067,407 in 1996. The decrease in revenues is attributed to weather that was approximately 8% warmer in 1997 than in 1996. Operating revenues for propane increased $1,502,179 to $7,205,645 in 1997 from $5,703,466

Roanoke Gas Company
in 1996 due to the tremendous growth in the number of customer additions and higher billing rates impacted by propane cost.

ENERGY VOLUMES - The volume of natural gas delivered to customers was down 365,903 MCF to 10,804,045 MCF in 1997 from 11,169,948 MCF in 1996 primarily attributable to weather that was approximately 8% warmer than the weather in 1996. While customer growth was on par for the period, sales were down in all categories, with the exception of transportation volumes, due to weather. Propane sales volumes for 1997 were 6,568,066 gallons compared to 5,997,912 gallons in 1996, an increase of 570,154 gallons; again, indicative of the increase in customer growth.

COST OF ENERGY - The cost of natural gas was $38,675,337 in 1997 compared to $40,763,104 in 1996. The $2,087,767 decrease was due to a 3% decline in volume and a 2% decrease in unit cost, both of which were impacted by weather that was approximately 8% warmer in 1997 than in 1996. The cost of propane was up $930,594 due to an increase in sales volume of 570,154 gallons associated with customer growth and a 20% increase in unit cost.

OTHER OPERATING EXPENSES - Other operations and maintenance expenses decreased $411,894 or 4.15% to $9,512,597 in 1997 from $9,924,491 in 1996. Although the
Company had increases in expenses associated with health insurance and bad debt accruals and the write-off of regulatory assets in the amount of $309,716, these were more than offset by reductions in post-retirement benefit expenses and maintenance expenses, promotional advertising and increased capitalization of labor and overheads associated with additional capital projects totaling $727,789.

    General taxes increased $54,631 to $2,456,399 in 1997 from $2,401,768 in 1996. While there were decreases in the revenue-sensitive taxes (gross receipts and occupation taxes), business license and merchants taxes, franchise taxes and property taxes increased.

    Income taxes were down $105,931 to $857,964 in 1997 from $963,895 in 1996, due to lower pre-tax income in 1997.

    Depreciation and amortization expenses increased $239,465 to $2,533,912 in 1997 from $2,294,447 in 1996 due to depreciation on normal additions to plant in service and an increase in depreciation rates associated with a depreciation study.

    Other operating expenses - propane operations includes the operating and maintenance expenses, taxes and depreciation of Highland Propane Company. These costs increased $289,736 to $2,700,622 in 1997 from $2,410,890 in 1996. The increase was mainly due to depreciation on increased plant associated with customer growth and increased income taxes associated with higher taxable income.

OTHER INCOME - Other income, net of other deductions, increased $69,170 to $146,910 in 1997 from $77,740 in 1996. The increase was primarily due to jobbing income of $55,448 and the elimination of a write-down on nonutility property of $26,870 which occurred in 1996.

INTEREST CHARGES - Total interest charges increased $324,081 to $2,240,453 in 1997 from $1,916,372 in 1996. The increase was associated with increased long-term and short-term debt financing. Additional long-term debt was acquired to support natural gas plant growth which resulted in an increase of long-term interest expense of $119,337. Interest expense on short-term debt increased $204,744, which $55,601 of the increase attributable to short-term debt growth supporting propane tank and equipment purchases. The remainder of the short-term interest expense increased as a result of increased working capital needs for higher gas inventories and average receivable balances coupled with interest accruals on a rate refund reserve for the Roanoke Gas Company pending rate case.

NET EARNINGS AND DIVIDENDS - Net earnings for 1997 were $2,309,880 as compared to $2,196,672 for 1996. Basic earnings per share of common stock were $1.54 in 1997 compared to $1.51 in 1996. Dividends per share of common stock were $1.04 in 1997 compared to $1.02 in 1996. The $113,208 increase in earnings can be attributed to cost containment, customer growth and rate increases. Maintenance expense was $405,516 less than the prior year while customer growth and rate increases resulted in a $434,126 higher operating margin.

[GRAPH]

                                   COMPARISON
                    Net Income to HDD (Heating Degree Days)


                 1994      1995      1996      1997      1998

Net Income     1677098   1777240   2196672   2309880   2726879
HDD               4416      3791      4696      4298      4054

Accounting Changes

    The Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share (Statement 128) in 1998. Statement 128 supersedes APB Opinion No. 15, Earnings Per Share, and specifies the computation, presentation and disclosure requirements for basic and diluted earnings per share (EPS) for entities with publicly held common stock or potential common stock.

Recent Accounting Developments

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 129, Disclosure of Information about Capital Structure, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. These Statements are effective for fiscal years beginning after December 15, 1997. The Company does not anticipate the adoption of the Statements will have a material impact on its consolidated financial position, results of operations or liquidity.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments,

                                                             1998 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations


including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge.

    The Company has entered into certain arrangements for hedging the price of natural gas and propane gas for the purpose of providing price stability during the winter months. The Company has not fully analyzed the impacts of the provisions of SFAS No. 133 on the Company's financial statements.

Impact Of Inflation

    The cost of natural gas represented approximately 68% for fiscal 1998 and 72% for fiscal 1997 and 1996 of the total operating expenses of the Company's gas utilities operations. However, under the present regulatory Purchased Gas Adjustment mechanisms, the increases and decreases in the cost of gas are passed through to the Company's customers.

    Inflation impacts the Company through increases in non-gas costs such as insurance, labor costs, supplies and services used in operations and maintenance and the replacement cost of plant and equipment. The rates charged to natural gas customers to cover these costs can only be increased through the regulatory process via a rate increase application. In addition to stressing performance improvements and higher gas sales volumes to offset inflation, management must continually review operations and economic conditions to assess the need for filing and receiving adequate and timely rate relief from the state commissions.

[GRAPH]

MCF Delivered


                              1994           1995           1996           1997           1998
MCF                           10267038       9961877        11169948       10804045       10875481


[GRAPH]
Gallons of Propane Delivered


                              1994           1995           1996           1997           1998
Gallons Delivered of Propane   5012830       4822277         5997912        6568066        7702384



Year 2000

    Roanoke Gas Company has made significant progress in addressing the Year 2000 issue. The Year 2000 concern is caused by the movement from 1999 to the year 2000. Many computer-based systems rely on the last two numbers of the date to distinguish the year, and many of these systems will not recognize "00" as an acceptable date. Even if systems will accept "00" as an appropriate date, many systems will not distinguish the year 2000 from year 1900. Like all other companies that use application software and rely on a computer-based infrastructure that includes microprocessor systems, the Year 2000 issue affects many areas of the Company's operations. The Company has formed a Year 2000 Task Force comprised of a comprehensive group of employees who have developed a written plan that addresses communications, system conversions, system testing, and contingency planning.

     The Company has conducted an extensive inventory to identify and categorize all of its internal systems which may be date sensitive. These internal systems control, monitor, or assist in the operation of the Company, its equipment and machinery. Generally, these systems contain microprocessor chips, integrated circuits, or computer boards. The Company identified date-sensitive applications in customer service, operations, financial systems, end-user applications, storage and distribution systems, meters, telecommunications, vehicles, building controls and other areas. With these systems identified, each system is reviewed to determine how it can be tested. When applicable, manufacturers of each item are contacted concerning available compliance information. An industry consultant is assisting the Company with this phase.

     The Company started upgrading internal systems in the winter of 1996 and completed the majority of the upgrades by the fall of 1997. These systems cover the entire scope of the business, ranging from the Payroll
System to the Customer Information System. There is a plan in place to upgrade the remaining internal system applications by the spring of 1999. Most of these systems have been in production for a minimum of ten months. With baseline validation complete, testing for the Year 2000 and other key dates has begun. In October 1998, the Company set up a training and testing lab, and operating system testing was completed in November 1998. The Company began performing tests on all software applications in December 1998, and such testing is scheduled to be completed in the spring of 1999. The Company intends to perform necessary remediation on systems that fail in March 1999. Over 70% of the Company's systems have successfully completed testing and were found to be Year 2000 compliant. The remaining 30%, which includes the propane system, remain to be tested.

     Roanoke Gas has made considerable progress in upgrading its information systems to be Year 2000 compliant. Essentially, all of the core IBM AS/400 systems have been upgraded, with the exception of propane, which should be completed by mid-1999. All Local Area Network (LAN) and Wide Area Network (WAN) systems have been upgraded. The remaining systems are believed to be compliant or a plan is in place to reach compliance. We believe that most of our vendors, suppliers and major customers are dedicated to the problem with intentions of completing their efforts in a timely manner. Though our list of systems seems complete, management continues to search for systems throughout the Company that may need attention. Employee awareness and contingency planning are a top priority of the Company's Year 2000 task force.

    The Company added a segregated test environment that included a second AS/400 and an additional network file server. This should help facilitate the implementation of the new CIS, allow thorough Year 2000 testing and improve the test environment for all systems development. The segregated test environment also upgrades the Company's Disaster Recovery Planning by enabling an internal recovery hot-site.

     The Company is developing a plan to identify the areas with the highest potential risk of Year 2000 exposure and determining the functions that need contingency plans. The Company anticipates that the resulting contingency plans will be developed and documented by the spring of 1999.

    The Virginia Commission and the West Virginia Commission are both closely monitoring the Year 2000 conversions of all utilities in their respective states. On July 1, 1998 the Virginia Commission Staff initiated a process which required all utilities to file a summary of their progress toward Year 2000 compliance on July 22, 1998 with quarterly updates beginning in October 1998. The West Virginia Commission issued General Order No. 253 on April 30, 1998 and a Year 2000 Survey. The Order required survey responses by July 31, 1998, with semi-annual updates beginning in January 1999.

     The Company maintains emergency operating plans for problems that could arise from both internal and external sources. With regard to internal systems, the Company believes that it has identified and is addressing the Year 2000 compliance of the systems that pose the most significant risk to its ability to provide safe and reliable service to customers. Externally, the Company has initiated discussions with suppliers of interstate transportation capacity and relies on their testing and remediation methods to continue the supply of natural gas to its distribution system. Furthermore, the Company has received and responded to letters from many of its customers concerning our Year 2000 compliance status. Likewise, the Company has held discussions with large-volume customers concerning their Year 2000 concerns. The Company intends to continually monitor any new developments.

    The Company believes that it is taking reasonable measures to ensure the safe and uninterrupted delivery of natural gas. There can be no guarantee that the systems of other companies and external services, such as water, electricity, and telephone, on which the Company's operations rely, will be timely converted, or will be converted in a manner compatible with the Company's systems. If this were to occur, it would create a significant barrier to providing service to the Company's customers and could result in material increases in operating expenses and lost revenues.

    To date, the Company has spent approximately $35,000 on Year 2000 remediation activities. The Company projects that it will spend an additional $109,000, over and above otherwise planned upgrades to systems and hardware, over the course of the next two years to complete its Year 2000 readiness plan.

[PHOTO]
    Michael Jones, Madeline Bowles, Nancy Sweeney, and Armell Bolden use the
     new testing and training lab. Our computer lab will provide testing and training for employees in many departments.

                                                              1998 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

[PHOTO]
Don Jones, Project Engineer, fills his car with clean, efficient compressed natural gas. Driving automobiles powered by natural gas is cleaner for our environment.



Environmental Issues

    Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950s. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed formal analysis at the Roanoke Gas Company MGP site. An analysis at the Bluefield Gas Company site indicates some soil contamination. The Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these sites. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the Commission related to environmental matters at other companies, the Company believes it would be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Commission recognized the Company's right to defer MGP cleanup costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required cleanup of either MGP site, the Company anticipates recording a regulatory asset for such cleanup costs which are anticipated to be recovered in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to the previously mentioned environmental matters will not have a material effect on the Company's consolidated financial position.

                       Roanoke Gas Company & Subsidiaries
                            1998 Financial Highlights

Operating Revenues - Gas                                   $51,857,052
Propane Revenues - Propane                                 $ 7,530,040
Other Revenues - Gas Marketing                             $ 6,519,467
Merchandising And Jobbing                                    $ 587,030
Interest Income                                               $ 28,872
Gross Revenues                                             $66,522,461
Net Earnings                                               $ 2,726,879
Net Earnings Per Share                                          $ 1.60
Dividends Per Share - Cash                                      $ 1.06
Total Customers - Natural Gas                                   53,582
Total Customers - Propane                                       11,004
Customers Per Employee                                             409
Total Natural Gas Deliveries - MCF                          10,875,481
Total Propane Sales - Gallons                                7,702,384
Total Payroll Chargeable To Operations & Construction     $  5,876,183
Total Additions To Plant                                  $  9,238,614



Roanoke Gas Company

Independent Auditors' Report

The Board of Directors and Stockholders
of Roanoke Gas Company:


    We have audited the accompanying consolidated balance sheet of Roanoke Gas Company and subsidiaries (the "Company") as of September 30, 1998, and the related statements of earnings, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended September 30, 1997 and 1996 were audited by other auditors whose report, dated October 17, 1997, expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP



Charlotte, North Carolina
October 20, 1998

                                                              1998 Annual Report

KPMG Peat Marwick LLP
10 S. Jefferson Street, Suite 1710
Roanoke, VA 24011-1331





Independent Auditors' Report


The Board of Directors and Stockholders
Roanoke Gas Company:


We have audited the accompanying consolidated balance sheet of Roanoke Gas Company and subsidiaries as of September 30, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the two-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roanoke Gas Company and subsidiaries as of September 30, 1997, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 1997, in conformity with generally accepted accounting principles.


                                                   s/KPMG Peat Marwick LLP
                                                   KPMG Peat Marwick LLP



Roanoke, Virginia
October 17, 1997

Roanoke Gas Company and Subsidiaries
Consolidated Balance Sheets
September 30, 1998 and 1997

Assets                                                                 1998             1997
--------------------------------------------------------------------------------------------------
Utility Plant:
   In service                                                     $  69,986,124       65,590,024
   Accumulated depreciation and amortization                        (24,644,581)     (22,612,963)
--------------------------------------------------------------------------------------------------
     In service, net                                                 45,341,543       42,977,061
   Construction work-in-progress                                      1,674,543        1,088,083
--------------------------------------------------------------------------------------------------
     Total utility plant, net                                        47,016,086       44,065,144
--------------------------------------------------------------------------------------------------
Nonutility Property:
   Propane                                                           10,188,124        6,634,369
   Accumulated depreciation and amortization                         (3,059,870)      (2,540,274)
--------------------------------------------------------------------------------------------------
     Total nonutility property, net                                   7,128,254        4,094,095
--------------------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                                             84,037          116,045
   Accounts receivable, less allowance for doubtful accounts of
     $202,652 in 1998 and $368,345 in 1997                            3,051,474        4,188,984
   Inventories                                                        7,969,730        7,427,581
   Prepaid income taxes                                                 712,687            7,368
   Deferred income taxes                                              1,868,888        1,206,995
   Underrecovery of gas costs                                                 -          587,457
   Other                                                                451,027          420,674
--------------------------------------------------------------------------------------------------
     Total current assets                                            14,137,843       13,955,104
--------------------------------------------------------------------------------------------------
Other Assets                                                            852,737          478,915


--------------------------------------------------------------------------------------------------
Total Assets                                                      $  69,134,920       62,593,258
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Roanoke Gas Company

Liabilities And Stockholders' Equity                                                           1998          1997
---------------------------------------------------------------------------------------------------------------------
Capitalization:
   Stockholders' equity:
      Common stock, $5 par value. Authorized 3,000,000 shares; issued and outstanding
        1,794,416 and 1,527,486 shares in 1998 and 1997, respectively                    $    8,972,080    7,637,430
      Capital in excess of par value                                                          8,909,145    5,271,667
      Retained earnings                                                                       8,583,356    7,687,854
--------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                             26,464,581   20,596,951
   Long-term debt, excluding current maturities                                              20,700,000   17,079,000
--------------------------------------------------------------------------------------------------------------------
      Total capitalization                                                                   47,164,581   37,675,951
Current Liabilities:
   Current installments of long-term debt                                                             -    3,143,124
   Borrowings under lines of credit                                                           4,584,000    7,129,000
   Dividends payable                                                                            476,140      397,530
   Accounts payable                                                                           6,968,594    5,512,348
   Customer deposits                                                                            399,750      427,895
   Accrued expenses                                                                           4,224,693    4,233,860
   Refunds from suppliers - due customers                                                        85,572      425,860
   Overrecovery of gas costs                                                                  1,269,829            -
--------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                              18,008,578   21,269,617
Deferred Credits And Other Liabilities:
   Deferred income taxes                                                                      3,508,838    3,145,932
   Deferred investment tax credits                                                              452,923      492,357
   Other deferred credits                                                                             -        9,401
--------------------------------------------------------------------------------------------------------------------
      Total deferred credits and other liabilities                                            3,961,761    3,647,690
--------------------------------------------------------------------------------------------------------------------
Total Liabilities And Stockholders' Equity                                                $  69,134,920   62,593,258
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Earnings
Years Ended September 30, 1998, 1997 and 1996


                                                      1998               1997            1996
--------------------------------------------------------------------------------------------------
Operating Revenues:
   Gas utilities                                  $ 51,857,052        57,842,181      60,067,407
   Propane operations                                7,530,040         7,205,645       5,703,466
--------------------------------------------------------------------------------------------------
      Total operating revenues                      59,387,092        65,047,826      65,770,873
--------------------------------------------------------------------------------------------------
Cost Of Gas:
   Gas utilities                                    32,471,072        38,675,337      40,763,104
   Propane operations                                3,636,435         3,907,568       2,976,974
--------------------------------------------------------------------------------------------------
      Total cost of gas                             36,107,507        42,582,905      43,740,078
--------------------------------------------------------------------------------------------------
Operating Margin                                    23,279,585        22,464,921      22,030,795
--------------------------------------------------------------------------------------------------
Operating Expenses:
   Gas utilities:
      Operations                                     7,583,583         8,049,833       8,056,211
      Maintenance                                    1,432,203         1,462,764       1,868,280
      Taxes - general                                2,376,227         2,456,399       2,401,768
      Taxes - income                                 1,100,506           857,964         963,895
      Depreciation and amortization                  2,806,278         2,533,912       2,294,447
   Propane operations (including income taxes of
      $326,206, $309,137 and $177,059 in 1998,
      1997 and 1996, respectively)                   3,263,762         2,700,626       2,410,890
--------------------------------------------------------------------------------------------------
      Total operating expenses                      18,562,559        18,061,498      17,995,491
--------------------------------------------------------------------------------------------------
Operating Earnings                                   4,717,026         4,403,423       4,035,304
--------------------------------------------------------------------------------------------------
Other Income (Deductions):
   Gas utilities, net                                   67,759            68,240         (20,931)
   Propane operations, net                              80,248           116,222         121,157
   Taxes - income                                      (42,443)          (37,552)        (22,486)
--------------------------------------------------------------------------------------------------
      Total other income (deductions)                  105,564           146,910          77,740
--------------------------------------------------------------------------------------------------
Earnings Before Interest Charges                     4,822,590         4,550,333       4,113,044
--------------------------------------------------------------------------------------------------
Interest Charges:
   Gas utilities:
      Long-term debt                                 1,550,734         1,740,998       1,621,661
      Other                                            398,409           441,444         292,301
   Propane operations                                  146,568            58,011           2,410
--------------------------------------------------------------------------------------------------
      Total interest charges                         2,095,711         2,240,453       1,916,372
--------------------------------------------------------------------------------------------------
Net Earnings                                     $   2,726,879         2,309,880       2,196,672
--------------------------------------------------------------------------------------------------
Basic Earnings Per Share                         $        1.60              1.54            1.51
--------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding - Basic          1,701,048         1,503,388       1,455,999
--------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                       $        1.60              1.53            1.51
--------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding - Diluted        1,706,902         1,504,915       1,458,899
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Stockholders' Equity
Years Ended September 30, 1998, 1997 and 1996

                                                            Capital In                         Total
                                              Common         Excess Of       Retained      Stockholders'
                                               Stock         Par Value       Earnings         Equity
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1995              $  7,162,560       4,149,584       6,243,028       17,555,172
Net earnings                                         -               -       2,196,672        2,196,672
Cash dividends ($1.02 per share)                     -               -      (1,491,077)      (1,491,077)
Issuance of common stock (43,331 shares)       216,655         497,579               -          714,234
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1996                 7,379,215       4,647,163       6,948,623       18,975,001
Net earnings                                         -               -       2,309,880        2,309,880
Cash dividends ($1.04 per share)                     -               -      (1,570,649)      (1,570,649)
Issuance of common stock (51,643 shares)       258,215         624,504               -          882,719
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1997                 7,637,430       5,271,667       7,687,854       20,596,951
Net earnings                                         -               -       2,726,879        2,726,879
Cash dividends ($1.06 per share)                     -               -      (1,831,377)      (1,831,377)
Issuance of common stock (266,930 shares)    1,334,650       3,637,478               -        4,972,128
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1998              $  8,972,080       8,909,145       8,583,356       26,464,581
-------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Cash Flows
Years Ended September 30, 1998, 1997 and 1996

                                                                        1998             1997            1996
-----------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
   Net earnings                                                     $ 2,726,879        2,309,880       2,196,672
   Adjustments to reconcile net earnings to net cash provided by
   (used in) operating activities:
      Depreciation and amortization                                   3,577,872        3,247,015       2,810,314
      Loss (gain) on asset disposition                                   40,380            6,562          (4,202)
      Write-off of regulatory assets                                          -          132,523               -
      Decrease (increase) in over/underrecovery of gas costs          1,857,286        1,195,133      (2,019,589)
      Deferred taxes and investment tax credits                        (338,421)        (681,937)        789,052
      Other noncash items, net                                         (284,466)          93,131         160,936
      Changes in assets and liabilities which provided (used) cash:
            Accounts receivable and customer deposits, net            1,109,365         (266,066)       (346,566)
            Inventories                                                (542,149)         (24,995)     (2,054,592)
            Prepaid income taxes and other current assets              (735,672)         349,405        (596,257)
            Accounts payable and accrued expenses                     1,447,079        1,599,788        (902,462)
            Refunds from suppliers - due customers                     (340,288)         401,995        (658,986)
-----------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities             8,517,865        8,362,434        (625,680)
-----------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
   Additions to utility plant and nonutility property                (9,238,614)      (8,052,801)     (5,522,977)
   Cost of removal of utility plant, net                                (70,949)        (158,855)       (423,221)
   Proceeds from sales of assets                                        225,159          192,063          42,511
----------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                       (9,084,404)      (8,019,593)     (5,903,687)
----------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
   Proceeds from issuance of long-term debt                           3,356,000                -               -
   Retirement of long-term debt                                      (2,878,124)        (669,423)     (1,179,415)
   Net borrowings (repayments) under lines of credit                 (2,545,000)         476,500       8,598,000
   Proceeds from issuance of common stock                             4,601,069          882,719         714,234
   Common stock issuance costs                                         (246,647)               -               -
   Cash dividends paid                                               (1,752,767)      (1,549,914)     (1,473,025)
----------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities            534,531         (860,118)      6,659,794
----------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                    (32,008)        (517,277)        130,427
Cash and Cash Equivalents, Beginning of Year                            116,045          633,322         502,895
----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                               $   84,037          116,045         633,322
----------------------------------------------------------------------------------------------------------------
Supplemental Disclosures Of Cash Flows Information:
   Cash paid during the year for:
      Interest                                                     $  2,148,861        2,065,893       1,493,801
----------------------------------------------------------------------------------------------------------------
      Income taxes, net of refunds                                 $  2,512,897        1,575,952       1,148,319
----------------------------------------------------------------------------------------------------------------

   Noncash transactions:
      The Company refinanced $9,300,000 of current installments of long-term debt and borrowings under lines of credit as long-term debt in 1996.

      The assets of a propane company were acquired in December 1997 in exchange for 34,317 shares of stock for a total value of $617,706.

      In June 1998, the Company refinanced the remaining balances of Series K and Series L First Mortgage Bonds in the amount of $3,344,000 into a First Mortgage Note due July 1, 2008.

-------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(1) Summary Of Significant Accounting Policies

General

    The consolidated financial statements include the accounts of Roanoke Gas Company and its wholly owned subsidiaries (the "Company"), Bluefield Gas Company and Diversified Energy Company, operating as Highland Propane Company and Highland Gas Marketing. Roanoke Gas Company and Bluefield Gas Company are gas utilities which distribute and sell natural gas to residential, commercial and industrial customers within their service areas. Highland Propane Company distributes and sells propane in southwestern Virginia and southern West Virginia. Highland Gas Marketing brokers natural gas to several industrial transportation customers of Roanoke Gas Company and Bluefield Gas Company.

    The primary business of the Company is the distribution of natural gas to residential, commercial and industrial customers in Roanoke, Virginia; Bluefield, Virginia; Bluefield, West Virginia; and the surrounding areas. The Company distributes natural gas to its customers at rates and charges regulated by the State Corporation Commission in Virginia and the Public Service Commission in West Virginia.

    All significant intercompany transactions have been eliminated in consolidation.

    During 1998, 1997 and 1996, no single customer accounted for more than 5 percent of the Company's sales, and no account receivable from any customer exceeded five percent of the Company's total accounts receivable at September 30, 1998 and 1997.

Regulation

    The Company's regulated operations meet the criteria, and accordingly, follow the accounting and reporting requirements of Statement of Financial Accounting Standards ("SFAS") No. 71, Accounting for the Effects of Certain Types of Regulation. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate-setting process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the consolidated balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

    The amounts recorded by the Company as regulatory assets and regulatory liabilities are as follows:



                                                                               September 30,
--------------------------------------------------------------------------------------------------
                                                                           1998            1997
--------------------------------------------------------------------------------------------------
Regulatory Assets:
   Early retirement incentive costs                                  $    20,520           33,481
   Rate case costs                                                         1,163            6,598
   Underrecovery of gas costs                                                  -          587,457
   Other                                                                  19,515                -
--------------------------------------------------------------------------------------------------
Total Regulatory Assets                                              $    41,198          627,536
--------------------------------------------------------------------------------------------------
Regulatory Liabilities:
   Refunds from suppliers - due customers                            $    85,572          425,860
     Overrecovery of gas costs                                         1,269,829                -
--------------------------------------------------------------------------------------------------
Total Regulatory Liabilities                                         $ 1,355,401          425,860
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

    During 1997, the Company wrote off regulatory assets totaling $132,523 upon management's determination that, for rate-making purposes, recovery of these costs in future revenues was no longer probable.

Utility Plant

    Utility plant is stated at original cost. The cost of additions to utility plant includes direct charges and overhead. The cost of depreciable property retired, plus cost of removal, less salvage is charged to accumulated depreciation. Maintenance, repairs, and minor renewals and betterments of property are charged to operations.

Depreciation and Amortization
    Provisions for depreciation are computed principally on composite straight-line rates for financial statement purposes and on accelerated rates for income tax purposes. Depreciation and amortization for financial statement purposes are provided on annual composite rates ranging from 2 percent to 33 percent. The annual composite rates are determined by periodic depreciation studies.

Cash and Cash Equivalents

    For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.


                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(1) Summary Of Significant Accounting Policies (continued)

Inventories

    Inventories consist primarily of propane and natural gas, which are valued at the lower of average cost or market.

Unbilled Revenues

    The Company bills its natural gas customers on a monthly cycle basis, although certain large industrial customers are billed at or near the end of each month. The Company records revenue based on service rendered to the end of the accounting period. The amounts of unbilled revenue receivable included in accounts receivable on the consolidated balance sheets at September 30, 1998 and 1997 were $795,338 and $915,192, respectively.

Income Taxes

    Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The Company and its subsidiaries file a consolidated federal income tax return. Federal income taxes have been provided by the Company on the basis of the separate company income and deductions.

Bond Expenses

    Bond expenses are being amortized over the lives of the bonds using the bonds outstanding method.


Over/Underrecovery of Gas Costs

    Pursuant to the provisions of the Company's Purchased Gas Adjustment (PGA) clause, increases or decreases in gas costs are passed on to its customers. Accordingly, the difference between actual costs incurred and costs recovered through the application of the PGA is reflected as a net deferred charge or credit. At the end of the deferral period, the balance of the net deferred charge or credit is amortized over the next 12-month period as amounts are reflected in customer billings.

Earnings Per Share

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 supersedes APB Opinion No. 15, Earnings per Share, and specifies earnings per share (EPS) for entities with publicly held common stock. Prior period EPS has been restated to conform to the new statement.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options

    On October 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net earnings and pro forma net earnings per share disclosures for stock option grants, as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures.

Reclassifications
    Certain reclassifications were made to prior year balances to conform with current year presentations.

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(2) Allowance For Doubtful Accounts

    A summary of the changes in the allowance for doubtful accounts follows:


                                                                        Years Ended September 30,
--------------------------------------------------------------------------------------------------
                                                               1998           1997          1996
--------------------------------------------------------------------------------------------------
Balances, beginning of year                                 $ 368,345       279,316        171,947
Provision for doubtful accounts                               481,297       660,400        550,777
Recoveries of accounts written off                            188,309       125,035        131,499
Accounts written off                                         (835,299)     (696,406)      (574,907)
--------------------------------------------------------------------------------------------------
Balances, end of year                                       $ 202,652       368,345        279,316
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(3) Borrowings Under Lines Of Credit A summary of short-term lines of credit follows:

                                                                       September 30,
--------------------------------------------------------------------------------------------------
                                                               1998                      1997
-------------------------------------------------------------------------------------------------
Lines of credit                                          $ 21,000,000                20,000,000
Outstanding balance                                         4,584,000                 7,129,000
Highest month-end balances outstanding                     12,929,000                15,896,000
Average month-end balances                                  5,280,000                 8,098,000
Average rates of interest during year                            6.19%                     5.97%
Average rates of interest on balances outstanding                6.18%                     6.14%
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------



(4) Long-term Debt
    Long-term debt consists of the following:

                                                                              September 30,
--------------------------------------------------------------------------------------------------
                                                                           1998          1997
--------------------------------------------------------------------------------------------------
Roanoke Gas Company:
   First Mortgage bonds, collateralized by utility plant:
      Series K, 10%, due July 1, 2002, retired during 1998           $         -      1,350,000
Series L, 10.375%, due April 1, 2004, retired during 1998                      -      2,328,000
   Term debentures, collateralized by indenture dated
      October 1, 1991, with provision for retirement in
      varying annual payments through October 1, 2016 and
      interest rates ranging from 6.75% to 9.625%                      4,700,000      7,200,000
   Unsecured senior notes payable, interest at 7.66%,
      with provision for retirement of $1,600,000 for
      each year beginning December 1, 2014 through 2018                8,000,000      8,000,000
   Obligations under capital leases, due in aggregate
      monthly payments of $3,076, including interest,
      through August 1998                                                      -         31,624
   First Mortgage notes payable, interest fixed at
      7.804% due July 1, 2008                                          5,000,000              -
--------------------------------------------------------------------------------------------------
Bluefield Gas Company:
   Unsecured installment loan, with interest rate based on
      prime 8.75% at September 30, 1997, with provision for
      retirement of $50,000 for each year and a final
      payment of $12,500 on October 31, 1997                                   -         12,500
   Unsecured note payable, interest at 7.28%, with provision
      for retirement of $25,000 quarterly beginning
      January 1, 2002 and a final payment of $1,125,000 on
      October 1, 2003                                                  1,300,000      1,300,000
--------------------------------------------------------------------------------------------------
                                                                                      continued

                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(4) Long-term Debt (continued)


                                                                            September 30,
--------------------------------------------------------------------------------------------------
                                                                         1998             1997
--------------------------------------------------------------------------------------------------
Highland Propane Company:
   Unsecured note payable, interest at 7%, with provision
      for retirement on December 31, 2007                            $ 1,700,000               -
--------------------------------------------------------------------------------------------------
Total long-term debt                                                  20,700,000      20,222,124
Less current maturities                                                        -      (3,143,124)
--------------------------------------------------------------------------------------------------
Total long-term debt, excluding current maturities                   $20,700,000      17,079,000
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

    The above debt obligations contain various provisions including a minimum interest charge coverage ratio and limitations on debt as a percentage of total capitalization. The obligations also contain a provision restricting the payment of dividends, primarily based on the earnings of the Company and dividends previously paid. At September 30, 1998, approximately $4,500,000 of retained earnings were available for dividends.

    The aggregate annual maturities of long-term debt, subsequent to September 30, 1998 are as follows:


               Years Ending September 30,
--------------------------------------------------------------------------------

2001                               $   775,000
2002                                   100,000
2003                                 2,125,000
Thereafter                          17,700,000
--------------------------------------------------------------------------------
Total                              $20,700,000
================================================================================

Roanoke Gas Company

Roanoke Gas Company And Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(5) Income Taxes

   The details of income tax expense (benefit) are as follows:

                                                                    Years Ended September 30,
----------------------------------------------------------------------------------------------------
                                                                   1998            1997       1996
----------------------------------------------------------------------------------------------------
Charged to operating expenses - gas utilities:
Current:
   Federal                                                     $ 1,566,868      1,561,779    206,399
   State                                                            54,764        (15,946)   (40,248)
----------------------------------------------------------------------------------------------------
Total current                                                    1,621,632      1,545,833    166,151
----------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                        (447,054)      (668,660)   777,772
   State                                                           (34,638)        20,226     58,621
----------------------------------------------------------------------------------------------------
Total deferred                                                    (481,692)      (648,434)   836,393
Investment tax credits, net                                        (39,434)       (39,435)   (38,649)
Total charged to operating expenses - gas utilities              1,100,506        857,964    963,895
----------------------------------------------------------------------------------------------------
Charged to other operating expenses - propane operations:
   Current                                                         139,592        282,380    185,377
   Deferred                                                        186,614         26,757     (8,318)
----------------------------------------------------------------------------------------------------
Total charged to other operating expenses - propane operations     326,206        309,137    177,059
Charged to other income and deductions - gas utilities:
Current                                                             46,353         37,892     22,860
   Deferred                                                         (3,910)          (340)      (374)
----------------------------------------------------------------------------------------------------
Total charged to other income and deductions - gas utilities        42,443         37,552     22,486
----------------------------------------------------------------------------------------------------
Total income tax expense                                       $ 1,469,155      1,204,653  1,163,440
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

   Income tax expense for the years ended September 30, 1998, 1997 and 1996 differed from amounts computed by applying the U.S. Federal income tax rate of 34 percent to earnings before income taxes as a result of the following:

                                                                    Years Ended September 30,
-------------------------------------------------------------------------------------------------------
                                                            1998               1997             1996
-------------------------------------------------------------------------------------------------------
Net earnings                                            $ 2,726,879          2,309,880        2,196,672
Income tax expense                                        1,469,155          1,204,653        1,163,440
-------------------------------------------------------------------------------------------------------
Earnings before income taxes                            $ 4,196,034          3,514,533        3,360,112
-------------------------------------------------------------------------------------------------------
Computed "expected" income tax expense                    1,426,652          1,194,941        1,142,438
Increase (reduction) in income tax expense
  resulting from:
   Amortization of deferred investment tax credits          (39,434)           (39,435)         (38,649)
   Other, net                                                81,937             49,147           59,651
-------------------------------------------------------------------------------------------------------
Total income tax expense                                $ 1,469,155          1,204,653        1,163,440
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(5) Income Taxes (continued)

   The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                                                September 30,
---------------------------------------------------------------------------------------------------
                                                                             1998           1997
---------------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for uncollectibles                                          $    74,740        132,818
   Accrued pension and medical benefits                                      909,898        803,852
   Accrued vacation                                                          172,707        173,731
   Over/underrecovery of gas costs                                           430,529       (225,309)
   Provision for rate refund                                                       -        176,972
   Costs on gas held in storage                                              245,902         96,574
   Other                                                                      35,112         48,357
---------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                            1,868,888      1,206,995
---------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Utility plant basis differences                                         3,508,489      3,145,361
   Other                                                                         349            571
---------------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                       3,508,838      3,145,932
---------------------------------------------------------------------------------------------------
Net deferred tax liability                                               $ 1,639,950      1,938,937
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(6) Employee Benefit Plans

       The Company has a defined benefit pension plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and employee compensation. Plan assets are invested principally in cash equivalents and corporate stocks and bonds. Company contributions are intended to provide not only for benefits attributed to date but also for those expected to be earned in the future.

       Pension expense includes the following components:


                                                                        Years Ended September 30,
--------------------------------------------------------------------------------------------------------
                                                                         1998        1997         1996
--------------------------------------------------------------------------------------------------------
Service cost for the current year                                  $     157,705     142,467     148,465
Interest cost on the projected benefit obligation                        444,696     419,474     397,458
Actual return on assets held in the plan                              (1,005,797) (1,030,919)   (717,703)
Net amortization and deferral of unrecognized gains and losses           525,244     647,436     372,234
--------------------------------------------------------------------------------------------------------
Net pension expense                                                $     121,848     178,458     200,454
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------


        The Plan's funded status is as follows:


                                                                                 September 30,
-----------------------------------------------------------------------------------------------------
                                                                             1998            1997
-----------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested                                                                $ (5,556,051)    (4,285,717)
   Nonvested                                                                 (147,969)      (143,901)
-----------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                             (5,704,020)    (4,429,618)
Effect of anticipated future compensation levels and other events          (2,285,221)    (1,510,433)
-----------------------------------------------------------------------------------------------------
Projected benefit obligation                                               (7,989,241)    (5,940,051)
Fair value of assets held in the plan                                       7,069,755      6,324,249
-----------------------------------------------------------------------------------------------------
Excess (deficiency) of plan assets over projected benefit obligation   $     (919,486)       384,198
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

        The excess (deficiency) of plan assets over the projected benefit obligation consists of the following:


                                                                                September 30,
----------------------------------------------------------------------------------------------------
                                                                            1998             1997
----------------------------------------------------------------------------------------------------
Net unrecognized gain due to past experience different than assumed    $    297,949       1,709,103
Unamortized transition liability                                           (224,533)       (329,977)
Unrecognized prior service cost                                             (56,629)        (75,503)
Accrued pension cost included in the consolidated balance sheet            (936,273)       (919,425)
----------------------------------------------------------------------------------------------------
Total                                                                  $    919,486         384,198
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

      The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.75 percent for 1998 and
7.75 percent for 1997 and 1996. The rates of increase in future compensation levels used in determining the actuarial present value of the projected obligation in 1998, 1997 and 1996 were 4 percent for compensation increases through December 1996 and 5 percent for compensation increases thereafter. The assumed long-term rate of return on assets was 8.5 percent for 1998, 1997 and 1996.

      In addition to pension benefits, the Company has a postretirement benefits plan which provides certain health care, supplemental retirement and life insurance benefits to active and retired employees who meet specific age and service requirements. The Plan is contributory. The Company has elected to fund the Plan over future years. Approximately 74 percent of the consolidated annual cost of the Plan is recovered from the Company's customers through rates.



                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996



 (6) Employee Benefit Plans (continued)

   The following table presents the plan's funded status reconciled with the amounts recognized in the Company's consolidated balance sheets:

                                                                            September 30,
--------------------------------------------------------------------------------------------------
                                                                        1998             1997
--------------------------------------------------------------------------------------------------
Accumulated postretirement benefits obligation:
   Retirees                                                         $  3,141,831       2,846,193
   Fully eligible active plan participants                               964,981         712,308
   Other active plan participants                                      1,662,990       1,262,063
--------------------------------------------------------------------------------------------------
Total accumulated postretirement benefits obligation                   5,769,802       4,820,564
Plan assets at fair value, principally cash equivalents and mutual
   funds                                                              (1,164,820)       (995,411)
--------------------------------------------------------------------------------------------------
Accumulated postretirement benefits obligation in excess of plan
  assets                                                               4,604,982       3,825,153
Unrecognized net gain                                                    216,562         938,540
Unrecognized transition obligation                                    (3,559,500)     (3,796,800)
--------------------------------------------------------------------------------------------------
Postretirement benefits cost included in accrued expenses           $  1,262,044         966,893
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

   Net periodic postretirement benefits cost includes the following components:

                                                             Years Ended September 30,
--------------------------------------------------------------------------------------------------
                                                           1998         1997        1996
--------------------------------------------------------------------------------------------------
Service cost for the current year                      $    86,436     96,255       89,000
Interest cost on the accumulated postretirement
  benefits obligation                                      362,179    325,036      363,000
Return on assets held in the plan                         (148,414)   (89,542)     (40,000)
Amortization of transition obligation                      237,300    237,300      237,300
Net total of other components                               61,882    (25,201)     (16,000)
--------------------------------------------------------------------------------------------------
Net periodic postretirement benefits cost              $   599,383    543,848      633,300
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


    The weighted average discount rate used in determining the accumulated postretirement benefits obligation was 6.75 percent, 7.75 percent and 7.75 percent for 1998, 1997, and 1996, respectively.

      For measurement purposes, 9 percent, 10 percent and 10.5 percent annual rates of increase in the per capita cost of covered benefits (i.e., medical trend rate) were assumed for 1998, 1997 and 1996, respectively; the rates were assumed to decrease gradually to 5.25 percent by the year 2006 and remain at that level thereafter. The medical trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed medical cost trend rate by one percentage point each year would increase the accumulated postretirement benefits obligation as of September 30, 1998 by approximately $682,946 or 12 percent, and the aggregate of the service and interest cost components of net postretirement benefits cost by approximately $80,326, or 16 percent.

    The Company also has a defined contribution plan covering all of its employees who elect to participate. The Company made annual matching contributions to the plan based on 70 percent in 1998 and 1997 and 50 percent in 1996 of the net participants' basic contributions (from 1 to 6 percent of their total compensation). The annual cost of the plan was $206,766, $217,466 and $134,188 for 1998, 1997 and 1996, respectively.

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996


(7) Common Stock Options
   During 1996, the Company's stockholders approved the Roanoke Gas Company Key Employee Stock Option Plan (the "Plan"). The Plan provides for the issuance of common stock options to officers and certain other full-time salaried employees to acquire a maximum of 50,000 shares of the Company's common stock. The Plan requires each option's exercise price per share to equal the fair value of the Company's common stock as of the date of grant.

   The aggregate number of shares under option pursuant to the Roanoke Gas Company Key Employee Stock Option Plan are as follows:

                                                        Number Of      Weighted Average     Option Price
                                                         Shares          Exercise Price       Per Share
----------------------------------------------------------------------------------------------------------
Options outstanding, September 30, 1996                  13,000            $  15.500
Options granted                                          21,500               16.875
----------------------------------------------------------------------------------------------------------
Options outstanding, September 30, 1997                  34,500               16.357       $ 15.500-16.875
Options granted                                          15,500               20.625
Options exercised                                       (13,000)              16.346
----------------------------------------------------------------------------------------------------------
Options outstanding, September 30, 1998                  37,000            $  18.149       $ 15.500-20.625
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


      Under the terms of the Plan, the options become exercisable six months from the grant date and expire 10 years subsequent to the grant date. All options outstanding were fully vested and exercisable at September 30, 1998 and 1997.

      The per share weighted-average fair values of stock options granted during 1998, 1997 and 1996 were $2.85, $1.08 and $1.63, respectively, on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                                    Years Ended September 30,
----------------------------------------------------------------------------------------------------
                                                                  1998          1997         1996
----------------------------------------------------------------------------------------------------
Expected dividend yield                                           5.14%         5.78%         5.83%
Risk-free interest rate                                           4.33%         6.29%         6.44%
Expected volatility                                              21.00%        10.00%        42.00%
Expected life                                                   10 years       10 years     10 years
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

     The Company uses the intrinsic value method of APB Opinion No. 25 for recognizing stock-based compensation in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under the provisions of SFAS No. 123, the Company's 1998 net earnings and basic earnings per share would have been $2,697,709 and $1.58; 1997 net earnings and basic earnings per share would have been $2,278,093 and $1.52; and 1996 net earnings and basic earnings per share would have been $2,182,681 and $1.50.


                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(8) Related Party Transactions

    Certain of the Company's directors render services or sell products to the Company. The significant services relate to legal fees charged to the Company of approximately $185,000, $182,000 and $69,000 in 1998, 1997 and 1996,
respectively. The products included natural gas purchases of approximately $6,052,000, $3,052,000 and $1,950,000 in 1998, 1997 and 1996, respectively. It is anticipated that similar services and products will be provided to the Company in 1999.

(9) Environmental Matters

       Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950's. A by-product of operating MGPs was coal tar, and the potential exists for on-site tar waste contaminants at the former plant sites. The extent of contaminants at these sites, if any, is unknown at this time. An analysis of the Bluefield Gas Company site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of prior operations. Therefore, the Company has no plans for subsurface remediation at the MGP sites. Should the Company eventually be required to remediate either site, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. A stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognized the Company's right to defer MGP cleanup costs at the Bluefield site, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required cleanup of either MGP site, the Company anticipates recording a regulatory asset for such cleanup costs to be recovered in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to this matter will not have a material effect on the Company's financial condition.

(10) Commitments

       The Company has short-term contracts with natural gas suppliers requiring the purchase of approximately 4,420,000 dekatherms of natural gas at varying prices during the period October 1, 1998 through September 30, 1999. In addition, the Company has short-term contracts with propane suppliers requiring the purchase of approximately 4,415,000 gallons of propane during the period October 1, 1998 through September 30, 1999. Management does not anticipate that these contracts will have a material impact on the Company's fiscal year 1999 consolidated results of operations.

(11) Fair Value Of Financial Instruments

       SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the estimated fair values of certain financial instruments. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

       The carrying amount of cash and cash equivalents and borrowings under lines of credit are a reasonable estimate of fair value due to their short-term nature and because the rates of interest paid on borrowings under lines of credit approximate market rates.

       The fair value of long-term debt is estimated by discounting the future cash flows of each issuance at rates currently offered to the Company for similar debt instruments of comparable maturities. The carrying amounts and approximate fair values are as follows:


                                                        September 30,
--------------------------------------------------------------------------------------------------
                                      1998                                   1997
--------------------------------------------------------------------------------------------------
                         Carrying            Approximate         Carrying          Approximate
                          Amount             Fair Value           Amount           Fair Value
--------------------------------------------------------------------------------------------------
Long-term debt          20,700,000           24,287,744          20,222,124        21,384,604
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

        Judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined as of September 30, 1998 and 1997 are not necessarily indicative of the amounts the Company could have realized in current market exchanges.


Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
Years Ended September 30, 1998, 1997 and 1996

(11) Fair Value Of Financial Instruments (continued)

Derivative and Hedging Activities

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge.

        The Company has entered into certain arrangements for hedging the price of natural gas and propane gas for the purpose of providing price stability during the winter months. The Company has not fully analyzed the impact of the provisions of SFAS No. 133 on the Company's financial statements.

(12) Quarterly Financial Information (Unaudited)

   Quarterly financial data for the years ended September 30, 1998 and 1997 is summarized as follows:


                                       First           Second           Third           Fourth
1998                                  Quarter          Quarter         Quarter          Quarter
--------------------------------------------------------------------------------------------------
Operating revenues                 $ 20,796,021      21,750,333       8,982,316        7,858,422
--------------------------------------------------------------------------------------------------
Operating earnings (loss)          $  2,071,945       2,662,581         153,192         (170,692)
--------------------------------------------------------------------------------------------------
Net earnings (loss)                $  1,544,234       2,123,464        (281,216)        (659,603)
Basic earnings (loss) per share    $       1.00            1.24            (.16)            (.48)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


                                       First           Second           Third           Fourth
1997                                  Quarter          Quarter         Quarter          Quarter
--------------------------------------------------------------------------------------------------
Operating revenues                 $ 22,412,424      24,580,783       9,894,442        8,160,177
--------------------------------------------------------------------------------------------------
Operating earnings (loss)          $  1,840,530       2,394,999         261,537          (93,643)
--------------------------------------------------------------------------------------------------
Net earnings (loss)                $  1,331,276       1,831,756        (247,734)        (605,418)
Basic earnings (loss) per share    $        .90            1.22            (.16)            (.42)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


   The pattern of quarterly earnings is the result of the highly seasonal nature of the business, as variations in weather conditions generally result in greater earnings during the winter months.


                                                              1998 Annual Report

Roanoke Gas Company and Subsidiaries
Summary Of Gas Sales And Statistics
Years Ended September 30,

Revenues:                                1998              1997            1996            1995           1994
-------------------------------------------------------------------------------------------------------------------
    Residential Sales                $ 30,396,540     $ 32,595,261    $ 33,981,835    $ 25,078,211    $ 29,844,636
    Commercial Sales                   18,764,195       19,879,180      20,219,289      14,313,723      16,979,230
    Interruptible Sales                   695,279        3,892,301       4,569,766       3,513,181       5,607,002
    Transportation Gas Sales            1,715,032        1,107,922         943,215         909,515         610,682
    Backup Services                        97,552          173,655         190,310         107,652         222,025
    Late Payment Charges                  156,634          157,369         135,838         115,130         194,156
    Miscellaneous                          31,820           36,493          27,154          24,325          67,576
    Propane                             7,530,040        7,205,645       5,703,466       4,549,410       4,670,550
-------------------------------------------------------------------------------------------------------------------
       Total                         $ 59,387,092     $ 65,047,826    $ 65,770,873    $ 48,611,147    $ 58,195,857
-------------------------------------------------------------------------------------------------------------------
Net Income                           $  2,726,879     $  2,309,880    $  2,196,672    $  1,777,240    $  1,677,098
-------------------------------------------------------------------------------------------------------------------
MCF Delivered:
-------------------------------------------------------------------------------------------------------------------
    Residential                         4,633,403        4,651,819       5,108,553       4,204,222       4,701,703
    Commercial                          3,228,452        3,230,714       3,385,962       2,834,884       2,981,888
    Interruptible                         172,270          959,146       1,088,921       1,240,658       1,521,663
    Transportation Gas                  2,822,856        1,933,236       1,549,854       1,660,504       1,022,892
    Backup Service                         18,500           29,130          36,658          21,609          38,892
-------------------------------------------------------------------------------------------------------------------
       Total                           10,875,481       10,804,045      11,169,948       9,961,877      10,267,038
-------------------------------------------------------------------------------------------------------------------
Gallons Delivered (Propane)             7,702,384        6,568,066       5,997,912       4,822,277       5,012,830
-------------------------------------------------------------------------------------------------------------------
Heating Degree Days                         4,054            4,298           4,696           3,791           4,416
-------------------------------------------------------------------------------------------------------------------
Number Of Customers:
-------------------------------------------------------------------------------------------------------------------
    Residential                            48,265           47,539          46,007          44,873          43,734
    Commercial                              5,272            5,181           5,043           4,896           4,767
    Interruptible And Interruptible
      Transportation Service                   45               43              44              44              43
-------------------------------------------------------------------------------------------------------------------
       Total                               53,582           52,763          51,094          49,813          48,544
-------------------------------------------------------------------------------------------------------------------
Gas Account (MCF):
-------------------------------------------------------------------------------------------------------------------
    Natural Gas Purchases And Storage  11,316,714       11,406,613      11,756,089      10,453,696      10,795,928
    Gas Made - Propane                          -                -               -               -          14,008
-------------------------------------------------------------------------------------------------------------------
       Total Available                 11,316,714       11,406,613      11,756,089      10,453,696      10,809,936
-------------------------------------------------------------------------------------------------------------------
    Natural Gas Deliveries             10,875,481       10,804,045      11,169,948       9,961,877      10,267,038
    Storage - LNG                          69,343          106,892         142,297         118,393         134,893
    Company Use And Miscellaneous          37,998           49,444          54,140          46,532          50,356
    System Loss                           333,892          446,232         389,704         326,894         357,649
-------------------------------------------------------------------------------------------------------------------
       Total Gas Available             11,316,714       11,406,613      11,756,089      10,453,696      10,809,936
-------------------------------------------------------------------------------------------------------------------
Total Assets                         $ 69,134,920     $ 62,593,258    $ 58,921,099    $ 51,614,667    $ 49,579,447
-------------------------------------------------------------------------------------------------------------------
Long-Term Obligations                $ 20,700,000     $ 17,079,000    $ 20,222,124    $ 17,504,047    $ 16,414,900
-------------------------------------------------------------------------------------------------------------------

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Summary Of Capitalization Statistics
Years Ended September 30,

Common Stock:                               1998           1997         1996          1995           1994
------------------------------------------------------------------------------------------------------------
    Shares Issued                         1,794,416     1,527,486    1,475,843     1,432,512       1,382,343
    Basic Earnings Per Share                  $1.60         $1.54        $1.51         $1.26           $1.25
    Dividends Paid Per Share (Cash)           $1.06         $1.04        $1.02         $1.00           $1.00
    Dividends Paid Out Ratio                   66.3%         67.5%        67.5%         79.4%           80.0%
    Number Of Shareholders                    1,836         1,853        1,713         1,699           1,625
------------------------------------------------------------------------------------------------------------
Capitalization Ratios:
------------------------------------------------------------------------------------------------------------
    Long-Term Debt,
       Including Current Installments          43.9          49.5         52.4          51.6            51.0
    Stockholders' Equity                       56.1          50.5         47.6          48.4            49.0
------------------------------------------------------------------------------------------------------------
       Total                                  100.0         100.0        100.0         100.0           100.0
------------------------------------------------------------------------------------------------------------
    Long-Term Debt,
       Including Current Installments  $ 20,700,000  $ 20,222,124  $20,891,547  $ 18,683,462     $17,087,046
    Stockholders' Equity                 26,464,581    20,596,951   18,975,001    17,555,172      16,424,919
------------------------------------------------------------------------------------------------------------
Total Capitalization
    Plus Current Installments          $ 47,164,581  $ 40,819,075  $39,866,548  $ 36,238,634     $33,511,965
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

                                                              1998 Annual Report

Roanoke Gas Company

Board Of Directors

Lynn D. Avis
Avis Construction Company
President
Abney S. Boxley III
W. W. Boxley Company
President
Frank T. Ellett
Virginia Truck Center, Inc.
President
Frank A. Farmer, Jr.
Chairman Of The Board
Wilbur L. Hazlegrove
Law Firm Of Woods, Rogers & Hazlegrove,
P.L.C. Member

J. Allen Layman
R & B Communications, Inc.
President & CEO
Thomas L. Robertson
Carilion Health System &
Carilion Medical Center
President
S. Frank Smith
Coastal Coal Co., L.L.C.
Vice President
John B. Williamson III
President & CEO

Officers

John B. Williamson III
President & CEO
Arthur L. Pendleton
Executive Vice President & COO
Roger L. Baumgardner
Vice President, Secretary & Treasurer
John S. D'Orazio
Vice President - Marketing & New Construction
Jane N. O'Keeffe
Assistant Vice President - Human Resources
J. David Anderson
Assistant Secretary & Assistant Treasurer

Bluefield Gas Company

Board of Directors

Roger L. Baumgardner
Roanoke Gas Company
Vice President, Secretary & Treasurer
Arthur L. Pendleton
Roanoke Gas Company
Executive Vice President & COO
John C. Shott
Paper Supply Company
President

Scott H. Shott
Paper Supply Company
Secretary & Treasurer
John B. Williamson III
Roanoke Gas Company
President & CEO

Officers

John B. Williamson III
President
John S. D'Orazio
Vice President - Marketing & New Construction
Arthur L. Pendleton
Vice President - Operations
Roger L. Baumgardner
Secretary & Treasurer



Diversified Energy Company
T/A Highland Propane Company & Highland Gas Marketing

Board of Directors

Roger L. Baumgardner
Roanoke Gas Company
Vice President, Secretary & Treasurer
Frank T. Ellett
Virginia Truck Center, Inc.
President
Arthur L. Pendleton
Roanoke Gas Company
Executive Vice President & COO

S. Frank Smith
Coastal Coal Co., L.L.C.
Vice President
John B. Williamson III
Roanoke Gas Company
President & CEO

Officers

John B. Williamson III
President
John S. D'Orazio
Vice President - Marketing & New Construction
Arthur L. Pendleton
Vice President - Operations
Roger L. Baumgardner
Secretary & Treasurer

                                       36
Roanoke Gas Company

                          Corporate Mission Statement

        Roanoke Gas Company provides superior customer and stockholder value by being the preferred choice for safe, dependable, efficient, economical energy and services in the market it serves.

Corporate Information

Corporate Office

Roanoke Gas Company
519 Kimball Avenue, N.E.
P.O. Box 13007
Roanoke, VA  24030
(540) 777-4GAS  (4427)
Fax  (540) 777-2636

Auditors

Deloitte & Touche LLP
1100 Carillon
227 West Trade Street
Charlotte, NC  28202-1675

Common Stock Transfer Agent, Registrar,
Dividend Disbursing Agent & Dividend
Reinvestment Agent

First Union National Bank of North Carolina
First Union Customer Information Center
Corporate Trust Client Services NC-1153
1525 West W.T. Harris Boulevard - 3C3
Charlotte, NC  28288-1153

Common Stock

    Roanoke Gas Company's common stock is listed on the Nasdaq National Market under the trading symbol RGCO.

Direct Deposit Of Dividends &
Safekeeping Of Stock Certificates

    Shareholders can have their cash dividends deposited automatically into checking, saving or money market accounts. The shareholder's financial institution must be a member of the Automated Clearing House. Also, Roanoke Gas Company offers safekeeping of stock certificates for shares enrolled in the dividend reinvestment plan. For more information about these shareholder services, please contact the Transfer Agent, First Union National Bank of North Carolina.


10-K Report

    A copy of Roanoke Gas Company's latest annual report to the Securities and Exchange Commission on Form 10-K will be provided without charge upon written request to:
                                                            Roger L. Baumgardner
                                           Vice President, Secretary & Treasurer
                                                             Roanoke Gas Company
                                                                  P.O. Box 13007
                                                              Roanoke, VA  24030
Shareholder Inquiries

    Questions concerning shareholder accounts, stock transfer requirements, consolidation of accounts, lost stock certificates, safekeeping of stock certificates, replacement of lost dividend checks, payment of dividends, direct deposit of dividends, initial cash payments, optimal cash payments and name or address changes should be directed to the Transfer Agent, First Union National Bank. All other shareholder questions should be directed to:

                                                            Roger L. Baumgardner
                                           Vice President, Secretary & Treasurer
                                                             Roanoke Gas Company
                                                                  P.O. Box 13007
                                                              Roanoke, VA  24030

Financial Inquiries

    All financial analysts and professional investment managers should direct their questions and requests for financial information to:

                                                            Roger L. Baumgardner
                                           Vice President, Secretary & Treasurer
                                                             Roanoke Gas Company
                                                                  P.O. Box 13007
                                                              Roanoke, VA  24030

Access up-to-date information on Roanoke Gas Company and its subsidiaries at www.roanokegas.com

                            Notice Of Annual Meeting

                       The annual meeting of stockholders
                       of Roanoke Gas Company will be held
                    at the Executive Offices of the Company,
                           519 Kimball Avenue, N. E.,
                         Roanoke, Virginia at 9:00 a.m.,
                            Wednesday, March 31, 1999.


                               [Roanoke Gas Logo]

                      Your Choice for Comfort and Economy.

                  Transfer Agent and Dividend Disbursing Agent

                   First Union National Bank of North Carolina
                     First Union Customer Information Center
                     Corporate Trust Client Services NC-1153
                     1525 West W. T. Harris Boulevard - 3C3
                      Charlotte, North Carolina 28288-1153
                                 1-800-829-8432

                  Roanoke Gas Company trades on Nasdaq as RGCO.

                                                                   Exhibit 23(a)






INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-69902 on Form S-2, as amended, Registration Statement No. 333-02455 on Form S-8, and Registration No. 333-67311 on Form S-4 of Roanoke Gas Company, of our report dated October 20, 1998, incorporated by reference in the Annual Report on Form 10-K of Roanoke Gas Company for the year ended September 30, 1998.




s/Deloitte & Touche LLP
Deloitte & Touche LLP
Charlotte, North Carolina
January 27, 1999

                                                                   Exhibit 23(b)




                              Accountants' Consent



The Board of Directors
Roanoke Gas Company:


We consent to the incorporation by reference in Registration Statements No. 33-69902 on Form S-2, as amended, No. 333-02455 on Form S-8 and No. 333-67311 on
Form S-4 of Roanoke Gas Company of our report dated October 17, 1997, relating to the consolidated balance sheet of Roanoke Gas Company and subsidiaries as of September 30, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the two-year period ended September 30, 1997, which report is included in the September 30, 1998 Annual Report on Form 10-K of Roanoke Gas Company.



                                            s/KPMG Peat Marwick LLP
                                            KPMG PEAT MARWICK LLP





Roanoke, Virginia
January 27, 1999

                                                                     Exhibit 27


ARTICLE                                           UT
LEGEND
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM ROANOKE
GAS COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED SEPTEMBER 30, 1998, AS SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
/LEGEND

PERIOD-TYPE                   12-MOS
FISCAL-YEAR-END                              SEP-30-1998
PERIOD-END                                   SEP-30-1998
BOOK-VALUE                                   PER-BOOK
TOTAL-NET-UTILITY-PLANT                      47,016,086
OTHER-PROPERTY-AND-INVEST                    7,128,254
TOTAL-CURRENT-ASSETS                         14,137,843
TOTAL-DEFERRED-CHARGES                       0
OTHER-ASSETS                                 852,737
TOTAL-ASSETS                                 69,134,920
COMMON                                       8,972,080
CAPITAL-SURPLUS-PAID-IN                      8,909,145
RETAINED-EARNINGS                            8,583,356
TOTAL-COMMON-STOCKHOLDERS-EQ                 26,464,581
PREFERRED-MANDATORY                          0
PREFERRED                                    0
LONG-TERM-DEBT-NET                           20,700,000
SHORT-TERM-NOTES                             4,584,000
LONG-TERM-NOTES-PAYABLE                      0
COMMERCIAL-PAPER-OBLIGATIONS                 0
LONG-TERM-DEBT-CURRENT-PORT                  0
PREFERRED-STOCK-CURRENT                      0
CAPITAL-LEASE-OBLIGATIONS                    0
LEASES-CURRENT                               0
OTHER-ITEMS-CAPITAL-AND-LIAB                 17,386,339
TOT-CAPITALIZATION-AND-LIAB                  69,134,920
GROSS-OPERATING-REVENUE                      59,387,092
INCOME-TAX-EXPENSE                           1,100,506
OTHER-OPERATING-EXPENSES                     53,569,560
TOTAL-OPERATING-EXPENSES                     54,670,066
OPERATING-INCOME-LOSS                        4,717,026
OTHER-INCOME-NET                             105,564
INCOME-BEFORE-INTEREST-EXPEN                 4,822,590
TOTAL-INTEREST-EXPENSE                       2,095,711
NET-INCOME                                   2,726,879
PREFERRED-STOCK-DIVIDENDS                    0
EARNINGS-AVAILABLE-FOR-COMM                  2,726,879
COMMON-STOCK-DIVIDENDS                       1,831,377
TOTAL-INTEREST-ON-BONDS                      712,736
CASH-FLOW-OPERATIONS                         8,517,865
EPS-PRIMARY                                  1.60
EPS-DILUTED                                  1.60